     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2004



                                                     REGISTRATION NO. 333-116248


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 WESBANCO, INC.
             (Exact name of registrant as specified in its charter)

         WEST VIRGINIA                         6021                          55-0571723
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)          Identification No.)

                 ONE BANK PLAZA                                  PAUL M. LIMBERT
         WHEELING, WEST VIRGINIA 26003                PRESIDENT AND CHIEF EXECUTIVE OFFICER
                 (304) 234-9000                                   WESBANCO, INC.
         (Address, including zip code,                            ONE BANK PLAZA
        and telephone number, including                   WHEELING, WEST VIRGINIA 26003
           area code of registrant's                              (304) 234-9000
          principal executive offices)                    (Name, address, including zip
                                                      code, and telephone number, including
                                                         area code, of agent for service)

                             ---------------------

                                WITH COPIES TO:

             JAMES C. GARDILL, ESQ.                        KRISTEN LARKIN STEWART, ESQ.
          PHILLIPS, GARDILL, KAISER &                       KIRKPATRICK & LOCKHART LLP
                 ALTMEYER, PLLC                              HENRY W. OLIVER BUILDING
              61 FOURTEENTH STREET                            535 SMITHFIELD STREET
         WHEELING, WEST VIRGINIA 26003                      PITTSBURGH, PA 15222-2312
                 (304) 232-6810                                   (412) 355-6500

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

                   [WESTERN OHIO FINANCIAL CORPORATION LOGO]

             PROXY STATEMENT OF WESTERN OHIO FINANCIAL CORPORATION
                          PROSPECTUS OF WESBANCO, INC.

Dear Western Ohio Stockholder:


     You are cordially invited to attend a special meeting of stockholders of Western Ohio Financial Corporation to be held on August 17, 2004 at the Springfield Courtyard by Marriott (formerly known as the Springfield Inn) located at 100 South Fountain Avenue, Springfield, Ohio, commencing at 10 a.m. local time. At this special meeting, you will be asked to vote upon an amended Agreement and Plan of Merger pursuant to which Western Ohio will be merged with and into WesBanco, Inc. If the merger agreement is approved at the special meeting and the merger is completed, for each share of common stock of Western Ohio that you own you will receive, at your election, either 1.18 shares of WesBanco common stock or $35.00 in cash, subject to certain limitations and possible adjustment in accordance with the terms of the merger agreement.



     The merger cannot be completed unless Western Ohio's stockholders approve the merger agreement at the special meeting. If you were a stockholder of record of Western Ohio common stock on June 30, 2004, you are entitled to vote at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.



     This proxy statement/prospectus also constitutes the prospectus of WesBanco for the approximately 1,175,048 shares of WesBanco common stock to be issued in the merger, based on Western Ohio's outstanding shares on July 8, 2004. WesBanco and Western Ohio common stock are quoted on the Nasdaq National Market and traded under the symbols "WSBC" and "WOFC," respectively. On July 12, 2004, which was the last practicable trading day prior to the printing of this proxy statement/prospectus, the closing prices of WesBanco and Western Ohio common stock were $28.15 and $33.51, respectively.


     THE BOARD OF DIRECTORS OF WESTERN OHIO BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF WESTERN OHIO'S STOCKHOLDERS. THE BOARD HAS APPROVED THE MERGER WITH WESBANCO AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

                                          Sincerely,


                                          /s/ John W. Raisbeck


                                          JOHN W. RAISBECK
                                          President and Chief Executive Officer

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE WESBANCO COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement/prospectus provides you with detailed information about the merger, WesBanco and the shares of WesBanco common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully. Please see the section entitled "Risk Factors" beginning on page 19 for a discussion of potential risks associated with the merger and in owning WesBanco common stock.



     This proxy statement/prospectus is dated July 14, 2004 and is first being mailed to Western Ohio stockholders on or about July 16, 2004.

                       WESTERN OHIO FINANCIAL CORPORATION
                              28 EAST MAIN STREET
                            SPRINGFIELD, OHIO 45502
                                 (937) 327-1112

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON AUGUST 17, 2004



     Notice is hereby given that a special meeting of stockholders of Western Ohio Financial Corporation, a Delaware corporation, will be held on August 17, 2004, at the Springfield Courtyard by Marriott (formerly known as the Springfield Inn) located at 100 South Fountain Avenue, Springfield, Ohio, commencing at 10 a.m., local time, to consider and vote upon the following matters described in the accompanying proxy statement/prospectus:



          1. Approval and adoption of the Agreement and Plan of Merger dated as of April 1, 2004 by and among Western Ohio, WesBanco, Inc., a West Virginia corporation, and WOFC, Inc., a West Virginia corporation and a wholly owned subsidiary of WesBanco, and First Amendment to Agreement and Plan of Merger dated as of July 13, 2004, pursuant to which Western Ohio will be merged with and into WesBanco.


          2. To act on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting.


     The amended merger agreement is more completely described in the accompanying proxy statement/ prospectus, and a copy of the merger agreement and first amendment thereto is attached as Annex A to the proxy statement/prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.



     Only holders of record of Western Ohio common stock at the close of business on June 30, 2004 will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Approval of the amended merger agreement and the merger requires the affirmative vote of the holders of at least a majority of the votes entitled to be cast at the special meeting, if the holders of at least one-third of the shares of Western Ohio common stock outstanding on the record date are present in person or by proxy at the special meeting.



     THE BOARD OF DIRECTORS OF WESTERN OHIO RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDED MERGER AGREEMENT.


     Your vote is important. Whether or not you plan to attend the special meeting, please complete, date, sign and return the enclosed proxy card promptly. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Western Ohio a written revocation bearing a later date, or by attending and voting in person at the special meeting.

                                          By Order of the Board of Directors,


                                          /s/ David L. Dillahunt


                                          DAVID L. DILLAHUNT
                                          Chairman

Springfield, Ohio

July 14, 2004


                          YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                             ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates business and financial information about WesBanco and Western Ohio from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain these documents by requesting them in writing or by telephone from the appropriate company at either:

WesBanco, Inc.                        Western Ohio Financial Corporation
Attn: Larry G. Johnson, Secretary     Attn: Deborah S. Horton, Secretary
One Bank Plaza                        28 East Main Street
Wheeling, West Virginia 26003         Springfield, Ohio 45502
(304) 234-9000                        (937) 325-4683


     If you would like to request any documents, please do so by August 9, 2004 in order to receive them before the Western Ohio special meeting.



     For further information about Western Ohio, please refer to Western Ohio's annual report on Form 10-K for the fiscal year ended December 31, 2003, which is attached as Annex D to this proxy statement/ prospectus, and its Form 10-Q for the quarter ended March 31, 2004, which is attached as Annex E to this proxy statement/prospectus and see "Where You Can Find More Information About WesBanco and Western Ohio." For further information about WesBanco, see "Where You Can Find More Information About WesBanco and Western Ohio."

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS.......................................    1
SUMMARY.....................................................    3
  The Merger................................................    3
  The Companies.............................................    3
  What Western Ohio Stockholders Will Receive in the
     Merger.................................................    3
  How to Choose Stock or Cash for Your Western Ohio
     Shares.................................................    4
  Treatment of Western Ohio Stock Options...................    4
  Western Ohio Employee Stock Ownership Plan................    4
  The Special Meeting.......................................    4
  Appraisal Rights..........................................    5
  Ownership of WesBanco after the Merger....................    5
  Certain Federal Income Tax Consequences...................    5
  Western Ohio's Reasons for the Merger and Recommendation
     to Stockholders........................................    6
  Opinion of Western Ohio's Financial Advisor...............    6
  Resale of WesBanco Shares Received in the Merger..........    6
  Certain Differences in the Rights of Stockholders.........    7
  Conditions to the Merger..................................    7
  Termination of the Merger Agreement.......................    7
  Termination Fee...........................................    8
  Effective Date of the Merger..............................    8
  Regulatory Approvals......................................    8
  Interests of Certain Persons in the Merger................    8
  Ownership of Western Ohio Common Stock by Western Ohio
     Directors, Executive Officers and Affiliates...........    8
  Recent Developments.......................................    8
Comparative Per Share Data..................................   10
Share Information and Market Prices.........................   11
Selected Historical Financial Data of WesBanco..............   12
Selected Historical Financial Data of Western Ohio..........   13
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   14
Unaudited Pro Forma Condensed Combined Balance Sheet........   14
Unaudited Pro Forma Condensed Combined Statement of
  Income....................................................   15
Unaudited Pro Forma Condensed Combined Statement of
  Income....................................................   16
RISK FACTORS................................................   19
THE SPECIAL MEETING.........................................   20
  General...................................................   20
  Date, Time and Place of the Special Meeting...............   20
  Record Date and Required Vote.............................   20
  Beneficial Ownership of Western Ohio Officers, Directors
     and Affiliates.........................................   21
  Voting and Revocation of Proxies..........................   21
  Solicitation of Proxies...................................   21
  Recommendation of Western Ohio Board of Directors.........   22

                                                              PAGE
                                                              ----
THE MERGER..................................................   22
  General...................................................   22
  What Western Ohio Stockholders Will Receive in the
     Merger.................................................   22
  Effects of the Merger.....................................   23
  Consideration Election Procedures and Exchange of Western
     Ohio Certificates......................................   24
  Treatment of Western Ohio Stock Options...................   24
  Western Ohio Employee Stock Ownership Plan................   25
  Restricted Stock Awards...................................   26
  Background of the Merger..................................   26
  Recommendation of the Western Ohio Board..................   27
  Opinion of Western Ohio's Financial Advisor...............   27
  Western Ohio's Reasons for the Merger.....................   33
  WesBanco's Reasons for the Merger.........................   34
  Interests of Certain Persons in the Merger................   35
  Regulatory Approvals......................................   36
  Appraisal Rights..........................................   37
  Restrictions on Resales by Affiliates of Western Ohio.....   40
  Accounting Treatment......................................   40
  Certain Federal Income Tax Consequences of the Merger.....   40
  Conduct of Business Prior to the Merger...................   44
  Conditions to the Merger..................................   46
  Termination of the Merger Agreement.......................   47
  Expenses..................................................   49
  Termination Fee...........................................   50
  Amendment or Waiver.......................................   50
INFORMATION ABOUT WESBANCO..................................   50
INFORMATION ABOUT WESTERN OHIO..............................   51
DESCRIPTION OF WESBANCO CAPITAL STOCK.......................   52
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................   52
WHERE YOU CAN FIND MORE INFORMATION ABOUT WESBANCO AND
  WESTERN OHIO..............................................   59
FORWARD LOOKING STATEMENTS..................................   60
LEGAL MATTERS...............................................   61
EXPERTS.....................................................   61
Annex A -- Agreement and Plan of Merger and First Amendment
  to Agreement and Plan of Merger
Annex B -- Opinion of Friedman Billings Ramsey & Co., Inc.
Annex C -- Section 262 of the Delaware General Corporation
  Law
Annex D -- Western Ohio's Annual Report on Form 10-K for the
  fiscal year ended December 31, 2003
Annex E -- Western Ohio's Quarterly Report on Form 10-Q for
  the quarter ended March 31, 2004

                             QUESTIONS AND ANSWERS

Q: WHAT AM I BEING ASKED TO VOTE ON?


A: You are being asked to vote on the merger of Western Ohio with and into WesBanco.


Q: IF THE MERGER IS COMPLETED, WHAT WILL I RECEIVE?

A: If the merger is completed, for each share of Western Ohio common stock that you own you will receive, at your election, either 1.18 shares of WesBanco common stock or $35.00 in cash. You may elect either of these options for each Western Ohio share you own and, if you desire, you may elect to exchange some of your Western Ohio shares for cash and some for WesBanco common stock. Elections will be limited by a requirement that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock. Therefore, the form of consideration you receive will depend on the elections of other Western Ohio stockholders and you may not receive all, or any of, the consideration in the form that you selected. For example, if all Western Ohio stockholders elected to receive cash only, 55% of the total Western Ohio shares would nevertheless be exchanged for WesBanco common stock, not cash, and only the remaining 45% of the Western Ohio shares would be exchanged for cash.

Q: HOW DO I ELECT TO RECEIVE CASH, WESBANCO STOCK OR A COMBINATION OF BOTH FOR
   MY WESTERN OHIO STOCK?


A: A form for making an election will be sent to you separately prior to the effective date of the merger along with instructions explaining how to elect the consideration you want to receive. For your election to be effective, your properly completed election form, along with your Western Ohio stock certificates or an appropriate guarantee of delivery, must be sent to and received by Computershare Investor Services, LLC, the exchange agent, on or before 5:00 p.m., Eastern Standard Time (EST), on the 33rd day following the mailing of the election form. If you do not properly make a timely election, you will be allocated WesBanco common stock and/or cash depending on the elections, if any, made by other Western Ohio stockholders. Be sure to save this proxy statement/prospectus so you can consult it when you receive your election form.


Q: WHAT DO I NEED TO DO NOW?

A: After reviewing this document, submit your proxy by executing and returning the enclosed proxy card. By submitting your proxy, you authorize the individuals named in the proxy to represent you and vote your shares at the special meeting in accordance with your instructions. Your vote is important. Whether or not you plan to attend the special meeting, please submit your duly completed proxy promptly in the enclosed envelope. You do not need to elect the consideration you would like to receive in the merger at this time.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. You should not send in your Western Ohio certificates until you receive the election form from the exchange agent.

Q: WHEN WILL THE MERGER BE COMPLETED?

A: We are attempting to complete the merger as quickly as possible. In addition to stockholder approval, we must also obtain certain regulatory approvals. We expect to complete the merger during the third quarter of 2004.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you. You should therefore be sure to provide your broker with instructions on how to vote your shares.

Q: HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A: If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote for the merger.

Q: WHAT WILL BE THE EFFECT IF I DO NOT VOTE?

A. If you abstain, do not return your proxy card or otherwise fail to vote at the special meeting, your failure to vote will have the same effect as if you voted against the merger.

Q: CAN I CHANGE MY MIND AND REVOKE MY PROXY?

A: Yes. You may revoke your proxy and change your vote at any time before the special meeting by:

     - signing another proxy with a later date;

     - giving written notice of the revocation of your proxy to the Secretary of Western Ohio prior to the special meeting; or

     - voting in person at the special meeting.

     Your latest dated proxy or vote will be counted.

Q: WHOM DO I CALL IF I HAVE QUESTIONS ABOUT THE MEETING OR THE MERGER?

A: Please contact John W. Raisbeck or Robert Kuehl of Western Ohio at (937)
   327-1112 or (937) 327-1107, respectively, with any questions about the meeting or the merger.

                                    SUMMARY


     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. The merger agreement and first amendment thereto are attached to this proxy statement/prospectus as Annex A. To fully understand the merger and for a more complete description of the terms of the merger, you should carefully read this entire document, including the exhibits, and the documents we refer you to under the caption "Where You Can Find More Information About WesBanco and Western Ohio." Throughout this proxy statement/prospectus, references to the "merger agreement" mean the merger agreement as amended by the first amendment to the merger agreement.


THE MERGER


     We propose a merger of Western Ohio with and into WesBanco. If the merger is consummated, WesBanco will continue as the surviving corporation. The Articles of Incorporation and Bylaws of WesBanco will continue as the Articles of Incorporation and Bylaws of the surviving corporation until amended or repealed in accordance with applicable law. The officers and directors of WesBanco will continue as the officers and directors of the surviving corporation.


THE COMPANIES

     WesBanco, Inc.
     One Bank Plaza
     Wheeling, West Virginia 26003
     (304) 234-9000

     WesBanco, a bank holding company headquartered in Wheeling, West Virginia, offers through its various subsidiaries a full range of financial services including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. As of March 31, 2004, WesBanco had approximately $3.4 billion of consolidated total assets, $2.5 billion of deposits and $326 million of stockholders' equity.

     Western Ohio Financial Corporation
     28 East Main Street
     Springfield, Ohio 45502
     (937) 327-1112

     Western Ohio is a savings and loan holding company headquartered in Springfield, Ohio. Western Ohio is the parent of Cornerstone Bank, a federal savings bank, and CornerstoneBanc Financial Services, Incorporated, which together provide retail banking, corporate banking and mortgage banking services. As of March 31, 2004, Western Ohio had approximately $407 million of consolidated total assets, $258 million of deposits and $45 million of stockholders' equity.

WHAT WESTERN OHIO STOCKHOLDERS WILL RECEIVE IN THE MERGER

     If the merger is completed, for each share of Western Ohio common stock that you own you will receive, at your election, either 1.18 shares of WesBanco common stock or $35.00 in cash, subject to certain limitations and possible adjustment in accordance with the terms of the merger agreement as discussed below, unless, in each case, you properly perfect your appraisal rights under Delaware law. You may elect to exchange your Western Ohio common stock for cash, WesBanco common stock or a combination of both. Instead of fractional shares of WesBanco, you will receive a check for any fractional shares based on a value of $35.00 per whole share of WesBanco common stock.

     The total amount of cash and WesBanco common stock that will be paid to all Western Ohio stockholders in the merger is fixed by a requirement that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock and that 45% of the total number of outstanding shares of Western Ohio common stock be exchanged for cash. Accordingly, your election may be subject to pro-ration, which means that you may not receive all, or any of, the consideration in the form that you select. See "The Merger -- What Western Ohio Stockholders Will Receive in the Merger" beginning on page 22 for a detailed discussion of the pro-ration procedures to be employed.



     The 1.18 exchange ratio is subject to adjustment if certain termination provisions, based on the market price of WesBanco's common stock, have been triggered and the Western Ohio board of directors elects to terminate the merger agreement. Western Ohio's right to terminate the merger agreement would arise if the average closing price of WesBanco common stock during a specified period before receipt of the last required regulatory approval of the merger is less than $24.896 per share and WesBanco common stock underperforms an index of financial institution stocks by a specified amount. However, Western Ohio would not have the right to terminate the merger agreement if WesBanco were to elect to make a compensating adjustment in the exchange ratio. See "The
Merger -- Termination of the Merger Agreement" beginning on page 47. The exchange ratio is also subject to adjustment if WesBanco completes certain corporate transactions, such as a stock split, reverse stock split or stock dividend.


HOW TO CHOOSE STOCK OR CASH FOR YOUR WESTERN OHIO SHARES


     You will be sent an election form by the exchange agent on which you may specify whether you wish to receive cash, WesBanco common stock or a combination of stock and cash in exchange for your shares of Western Ohio common stock. You may also make "no election" as to whether you receive cash or WesBanco common stock as payment for your Western Ohio shares. Your choice will be honored to the extent possible, but because of the overall limitations on the number of Western Ohio shares that will be exchanged for cash and the number of Western Ohio shares that will be exchanged for WesBanco common stock, whether you receive the amount of cash and/or stock that you request will depend on what other Western Ohio stockholders elect to receive as consideration for their shares. Therefore, you may not receive exactly the form of consideration that you elect. We make no recommendation as to whether you should elect to receive cash or stock in the merger. You must make your own decision with respect to your election. See "The Merger -- Consideration Election Procedures and Exchange of Western Ohio Certificates" beginning on page 24. YOU SHOULD SAVE THIS PROXY STATEMENT/PROSPECTUS SO YOU MAY CONSULT IT IN MAKING YOUR ELECTION WHEN YOU RECEIVE YOUR ELECTION FORM.


TREATMENT OF WESTERN OHIO STOCK OPTIONS


     Under the merger agreement, holders of options to purchase Western Ohio common stock may select how they want their options treated in the merger. All option holders may choose to hold their stock options and have them converted into options to purchase shares of WesBanco common stock at the effective time of the merger. In addition, holders of stock options with an exercise price of less than $35.00 can elect to have such options deemed exercised and, in exchange for such deemed exercised options, receive cash in an amount equal to the difference between $35.00 and the exercise price of the stock options. See "The Merger -- Treatment of Western Ohio Stock Options" beginning on page 24.


WESTERN OHIO EMPLOYEE STOCK OWNERSHIP PLAN

     Participants in Western Ohio's Employee Stock Ownership Plan ("ESOP") are entitled to direct the vote of shares of Western Ohio common stock allocated to their plan account with respect to the proposal to approve the merger. If participants fail to direct the vote of any of these allocated shares, such shares will not be voted in the merger and will have the effect of a vote against the merger. Shares not allocated to the accounts of participants in the ESOP are voted by the ESOP trustees. The ESOP will be terminated at the effective time of the merger and the account balances of ESOP participants shall be distributed to them after the indebtedness of the ESOP is paid off.

THE SPECIAL MEETING


     A special meeting of Western Ohio's stockholders will be held on Tuesday, August 17, 2004, at the Springfield Courtyard by Marriott located at 100 South Fountain Avenue, Springfield, Ohio. At the special meeting, Western Ohio stockholders will be asked to approve the merger agreement and the related merger.

     You may vote at the special meeting only if you owned shares of Western Ohio common stock at the close of business on June 30, 2004. You may cast one vote for each share of Western Ohio common stock owned by you on that date. The holders of at least a majority of the shares of Western Ohio entitled to vote at the special meeting must vote in favor of the merger in order to approve the merger. As of June 30, 2004, there were 1,810,551 shares of Western Ohio common stock outstanding, held by approximately 1,400 holders of record. As of the record date for the special meeting, the directors and executive officers of Western Ohio controlled approximately 17.5% of the outstanding shares of Western Ohio common stock entitled to vote at the special meeting.


     You can vote your shares by attending the special meeting and voting in person, or by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can change your vote as late as the date of the special meeting either by sending in a new proxy received prior to the special meeting or by attending the special meeting and voting in person.

APPRAISAL RIGHTS


     You have the right to demand appraisal for your shares of Western Ohio common stock. This means that if you do not vote in favor of the merger, make a written demand to Western Ohio for payment in cash of the fair value of your shares and strictly comply with the applicable statutory procedures regarding appraisal, you will be entitled to receive a judicial determination of the fair value of your Western Ohio shares and to receive payment of this fair value in cash, together with a fair rate of interest. See "The Merger -- Appraisal Rights" beginning on page 54, and Annex C.


OWNERSHIP OF WESBANCO AFTER THE MERGER


     WesBanco will issue approximately 1,175,048 shares of its common stock to Western Ohio stockholders in connection with the merger, based on the number of shares of Western Ohio outstanding on July 8, 2004, which would constitute approximately 6% of the outstanding stock of WesBanco after the merger, based on the number of shares of WesBanco common stock outstanding on June 30, 2004. The shares will be listed for trading on the Nasdaq National Market. WesBanco common stock is traded on the Nasdaq National Market under the symbol "WSBC."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is a condition to the completion of the merger, unless waived by the parties in writing, that each of WesBanco and Western Ohio receives a legal opinion from their respective tax counsel to the effect that the merger will qualify as a "reorganization" for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Accordingly, we expect the merger to generally be tax-free to holders of Western Ohio common stock for United States federal income tax purposes to the extent that they receive WesBanco shares pursuant to the merger. If the merger does not qualify as a "reorganization," the holders of Western Ohio common stock generally will be required to recognize gain or loss measured by the difference between the fair market value of the WesBanco common stock plus cash received by such holders in the transaction and the adjusted tax basis in their Western Ohio common stock surrendered in the transaction. If the merger qualifies as a "reorganization," the tax consequences to holders of shares of Western Ohio common stock will generally be as follows:

     - Western Ohio stockholders who exchange their Western Ohio common stock solely for cash will recognize gain or loss for federal income tax purposes.

     - Western Ohio stockholders who exchange their Western Ohio common stock for a combination of cash and WesBanco common stock may recognize gain, but not loss, for federal income tax purposes in respect of the Western Ohio shares exchanged for cash.

     - Western Ohio stockholders who exchange their Western Ohio common stock solely for WesBanco common stock will not recognize gain or loss for federal income tax purposes, other than gain or loss attributable to the receipt of cash in lieu of fractional shares.

     The actual federal income tax consequences of the transaction to you will not be ascertainable at the time you make your election because we will not know at that time if the transaction will qualify as a "reorganization" and to what extent the allocation and proration procedures will apply to your election. You should read the summary under the caption "The Merger -- Certain Federal Income Tax Consequences of the Merger" beginning on page 40 for a more complete discussion of the federal income tax consequences of the merger. You should also consult your own tax advisor concerning all federal, state, local and foreign tax consequences of the merger that may apply to you.


WESTERN OHIO'S REASONS FOR THE MERGER AND RECOMMENDATION TO STOCKHOLDERS

     The Western Ohio board of directors believes that the terms of the merger agreement and the merger are fair to, and in the best interests of, Western Ohio and its stockholders. In reaching its decision, the Western Ohio board considered the following factors, among others:

     - the belief of the Western Ohio board that WesBanco has offered a fair price to Western Ohio stockholders for their Western Ohio common stock;

     - the per share equivalent impact of the merger with respect to earnings per share and dividends per share on a pro forma basis for Western Ohio stockholders electing to receive WesBanco common stock;

     - the potential benefits to be received by Western Ohio's customers from the merger and WesBanco's commitment to community banking;

     - an evaluation of the potential long-term prospects of WesBanco;

     - the dividend history of WesBanco common stock;

     - the liquidity of WesBanco common stock; and

     - WesBanco's intention to retain most of Western Ohio's employees.

     The Western Ohio board of directors believes that the financial services industry is becoming increasingly competitive, and that the merger will enable Western Ohio's customers to be better served and will provide Western Ohio's stockholders with substantial benefits. The merger will also provide opportunities for Western Ohio's customers to be offered more diverse products and services. WESTERN OHIO'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO YOU AND IN YOUR BEST INTEREST AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF WESTERN OHIO'S FINANCIAL ADVISOR


     Western Ohio asked its financial advisor, Friedman Billings Ramsey & Co., Inc. ("FBR"), for advice on the fairness to Western Ohio's stockholders of the consideration that WesBanco is offering in the merger. FBR performed a number of analyses in which it compared the companies' historical stock prices and other measures of performance, compared the financial terms of the merger to those of other similar publicly announced transactions, and estimated the relative values of WesBanco and Western Ohio based on past and anticipated future performance and the benefits that could be expected from the merger. FBR delivered its written opinion, dated April 1, 2004, that the merger consideration was fair to Western Ohio stockholders from a financial point of view as of such date. See "The Merger -- Opinion of Western Ohio's Financial Advisor" beginning on page
27. FBR's fairness opinion has been updated to the date of this proxy statement/prospectus and is attached as Annex B.


RESALE OF WESBANCO SHARES RECEIVED IN THE MERGER

     The shares of WesBanco common stock that you receive in the merger will be registered under the Securities Act of 1933. Therefore, you may sell shares that you receive in the merger without restriction unless you are considered an affiliate of Western Ohio or you become an affiliate of WesBanco. A director, executive officer or stockholder who beneficially owns 10% or more of the outstanding shares of a company is generally deemed to be an affiliate of that company.

     If you are considered an affiliate of Western Ohio or become an affiliate of WesBanco, you may resell the shares of WesBanco common stock you receive pursuant to an effective registration statement under the securities laws, or pursuant to Rule 145 of the SEC's rules, or in transactions otherwise exempt from registration under the securities laws. WesBanco is not obligated and does not intend to register for resale the shares issued to affiliates of Western Ohio.

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS


     Western Ohio is a Delaware corporation governed by Delaware law and WesBanco is a West Virginia corporation governed by West Virginia law. Once the merger occurs, Western Ohio stockholders that receive WesBanco common stock in the merger will become stockholders of WesBanco and their rights will be governed by West Virginia law and WesBanco's corporate governing documents rather than Delaware law and Western Ohio's governing documents. Because of the differences between the laws of the states of Delaware and West Virginia and the respective corporate governing documents of Western Ohio and WesBanco, Western Ohio stockholders' rights as stockholders will change as a result of the merger. See "Comparative Rights of Stockholders" beginning on page 52.


CONDITIONS TO THE MERGER

     Completion of the merger is subject to the satisfaction or waiver of the conditions specified in the merger agreement, including, among others, those listed below:

     - the approval of the merger agreement by the stockholders of Western Ohio;

     - an aggregate of less than 10% of the shares of WesBanco common stock to be issued in the merger shall be (i) subject to purchase as fractional shares and (ii) proposed to be issued to Western Ohio stockholders who have perfected their appraisal rights in accordance with Delaware law;

     - no law or injunction may effectively prohibit the merger;

     - Western Ohio and WesBanco must receive all necessary approvals of governmental and regulatory authorities; and

     - on or before the date the merger closes, the receipt of an opinion from each party's tax counsel to the effect that for federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code.

TERMINATION OF THE MERGER AGREEMENT

     The parties can agree to terminate the merger agreement at any time prior to completion of the merger, and either Western Ohio or WesBanco can terminate the merger agreement if, among other reasons, any of the following occurs:

     - the merger is not approved by the stockholders of Western Ohio;

     - the merger is not completed by December 31, 2004;

     - a court or other governmental authority permanently prohibits the merger; or

     - the other party breaches or materially fails to comply with any of its representations or warranties or obligations under the merger agreement.

     Western Ohio will also have the right to terminate the merger agreement if the average closing price of WesBanco stock during a specified period before receipt of the last required regulatory approval of the merger is less than $24.896 and WesBanco common stock underperforms an index of financial institutions by a specified amount, unless WesBanco were to elect to make a compensating adjustment to the exchange ratio. Western Ohio may also terminate the merger agreement in order to enter into an agreement with respect to an unsolicited proposal that if consummated would result in a transaction more favorable to Western Ohio's stockholders from a financial point of view, provided that WesBanco does not make a counteroffer that is at least as favorable as the other proposal and Western Ohio pays the termination fee described below.

TERMINATION FEE

     Western Ohio must pay WesBanco a termination fee of $2.5 million if the merger agreement is terminated (i) because the Western Ohio stockholders did not approve the merger agreement or Western Ohio breached certain provisions of the merger agreement and prior to such termination or within six months thereafter Western Ohio enters into an agreement for a competing acquisition proposal, (ii) because the Western Ohio board withdraws or modifies its recommendation of the merger after a competing acquisition proposal has been made and either the Western Ohio stockholders do not adopt the merger agreement at a stockholders meeting after a takeover proposal has been made or Western Ohio's stockholders fail to meet by December 15, 2004 or (iii) by Western Ohio after receiving a superior proposal for the acquisition of Western Ohio.

EFFECTIVE DATE OF THE MERGER

     We expect the merger to be completed as soon as practicable after all regulatory approvals and stockholder approval has been received. We expect this to occur during the third quarter of 2004.

REGULATORY APPROVALS


     In addition to your approval, the merger is subject to the approval of the Board of Governors of the Federal Reserve System and the West Virginia Board of Banking and Financial Institutions. If the Federal Reserve approves the merger, the United States Department of Justice has 15 days in which to challenge the approval on antitrust grounds. We may not consummate the merger until expiration of the 15-day waiting period. These governmental authorities may impose conditions for granting approval of the merger. We must also provide notice of the merger to the Office of Thrift Supervision. On July 6, 2004, the Federal Reserve approved the merger. On June 14, 2004, the West Virginia Board of Banking and Financial Institutions approved the merger.


     Western Ohio and WesBanco have filed all required applications for regulatory review and approval or notice in connection with the merger. Neither Western Ohio nor WesBanco can offer any assurance that all necessary approvals will be obtained or the date when any such approvals will be obtained.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     When you consider the Western Ohio board's recommendation that Western Ohio stockholders vote in favor of the merger, you should be aware that a number of Western Ohio's executive officers and directors may have interests in the merger that may be different from, or in addition to, yours. See "The
Merger -- Interests of Certain Persons in the Merger" beginning on page 35.


OWNERSHIP OF WESTERN OHIO COMMON STOCK BY WESTERN OHIO DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES


     As of June 30, 2004, the directors, executive officers and affiliates of Western Ohio owned or controlled the vote of 316,462 shares of Western Ohio common stock constituting approximately 17.5% of the outstanding shares of Western Ohio common stock. The holders of at least a majority of the outstanding shares of Western Ohio common stock entitled to vote must vote in favor of the merger in order to approve the merger. See "The Special Meeting -- Beneficial Ownership of Western Ohio Officers, Directors and Affiliates" beginning on page 21 for more information about Western Ohio directors, executive officers and affiliates.


RECENT DEVELOPMENTS

     During the second quarter of 2004, Western Ohio experienced a higher level of prepayments on mortgage loans, primarily purchased loans, resulting in accelerated amortization of purchased premiums that will negatively impact net interest income and earnings. This will be partially offset by a higher valuation of Bank-Owned Life Insurance (BOLI) due to the recent increase in interest rates. While the recent rise in interest rates will likely result in a lower level of mortgage refinancing and prepayments in future quarters, a continuation of the current prepayment level, though not expected, could continue to negatively impact earnings without a corresponding offset.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     Set forth below are the basic earnings, diluted earnings, cash dividends and book value per common share data for Western Ohio and WesBanco on a historical basis, on a pro forma combined basis, and on a pro forma equivalent basis per common share of Western Ohio, at or for the three month period ending March 31, 2004, and at or for the year ended December 31, 2003.

     The pro forma data was derived by combining the historical consolidated financial information of Western Ohio and WesBanco using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated.

     The Western Ohio pro forma equivalent share information shows the effect of the merger from the perspective of an owner of Western Ohio common stock. The information was computed by multiplying the pro forma information by an exchange ratio of 1.18 so that the per share amounts are equated to the respective amounts for one share of Western Ohio common stock. This represents the WesBanco common stock Western Ohio stockholders will receive for each share of Western Ohio common stock they exchange for WesBanco common stock.

     The Western Ohio pro forma equivalent share information is equated to the value for each share of Western Ohio common stock being acquired. However, under the merger agreement elections will be limited by a requirement that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock. Some stockholders may elect all cash for some or all of their shares equal to $35.00 per share. Western Ohio stockholders may also elect to exchange some of their shares for cash and some of their shares for WesBanco common stock. Therefore, the form of actual consideration Western Ohio stockholders receive will depend in part on the elections of other Western Ohio stockholders. For more information, see "The Merger -- What Western Ohio Stockholders Will Receive in the Merger."

     You should read the information below together with historical financial statements and related notes and other information included and incorporated by reference in this proxy statement/prospectus. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger, nor should you rely on the three-month information as being indicative of results expected for the entire year or for any future interim period.

                                                     THREE MONTHS ENDED      YEAR ENDED
                                                       MARCH 31, 2004     DECEMBER 31, 2003
                                                     ------------------   -----------------
WESBANCO COMMON STOCK:
Earnings per share
  Historical (basic)...............................        $ 0.49              $ 1.80
  Historical (diluted).............................          0.49                1.80
  Pro forma combined (basic).......................          0.48                1.78
  Pro forma combined (diluted).....................          0.48                1.78
Cash dividends per share
  Historical.......................................          0.25                0.96
  Pro forma combined...............................          0.25                0.96
Book value per share
  Historical.......................................         16.55               16.13
  Pro forma combined...............................         17.35               16.95

                                                     THREE MONTHS ENDED      YEAR ENDED
                                                       MARCH 31, 2004     DECEMBER 31, 2003
                                                     ------------------   -----------------
WESTERN OHIO COMMON STOCK:
Earnings per share
  Historical (basic)...............................          0.29                1.44
  Historical (diluted).............................          0.28                1.42
  Pro forma equivalent (basic).....................          0.57                2.10
  Pro forma equivalent (diluted)...................          0.57                2.10
Cash dividends per share
  Historical.......................................          0.25                1.00
  Pro forma equivalent.............................          0.30                1.13
Book value per share
  Historical.......................................         25.16               24.92
  Pro forma equivalent.............................         20.47               20.00

                      SHARE INFORMATION AND MARKET PRICES


     The following table presents the closing market prices for Western Ohio and WesBanco common stock on April 1, 2004 and July 12, 2004. April 1, 2004 was the last full trading day prior to the date on which the signing of the merger agreement was announced. July 12, 2004 was the last practicable trading day for which information was available prior to the printing of this proxy statement/prospectus. The table also presents the equivalent price per share of Western Ohio common stock, giving effect to the merger, as of such dates. The equivalent per share price of Western Ohio common stock is determined by multiplying the closing market price per share of WesBanco common stock on each date by the exchange ratio of 1.18.


     WesBanco common stock trades on the Nasdaq National Market under the trading symbol "WSBC." Western Ohio common stock trades on the Nasdaq National Market under the trading symbol "WOFC." The market prices of shares of WesBanco common stock and Western Ohio common stock fluctuate from day to day. As a result, you should obtain current market quotations to evaluate the merger. These quotations are available from stockbrokers, in major newspapers such as The Wall Street Journal, and on the Internet. The market price of the WesBanco common stock at the effective time of the merger or at the time stockholders of Western Ohio receive certificates evidencing shares of WesBanco common stock may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this document or at the time of the special meeting.


                                                                             WESTERN OHIO
                                                                  WESTERN   EQUIVALENT PER
                                                       WESBANCO    OHIO      SHARE PRICE
                                                       --------   -------   --------------
April 1, 2004........................................   $31.12    $30.91        $36.72
July 12, 2004........................................   $28.15    $33.51        $33.21

                 SELECTED HISTORICAL FINANCIAL DATA OF WESBANCO

     The following table sets forth certain historical financial data concerning WesBanco for the three months ended March 31, 2004 and 2003 and for each of the five fiscal years ended December 31, 2003. This information is based on information contained in WesBanco's quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission.

                                      AT OR FOR THE
                                   THREE MONTHS ENDED                        AT OR FOR THE YEARS ENDED
                                        MARCH 31,                                   DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    2004         2003         2003         2002         2001         2000         1999
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                       (UNAUDITED)
SUMMARY STATEMENT OF INCOME:
  Net interest income..........  $   26,327   $   24,842   $  103,004   $  103,600   $   87,585   $   83,527   $   86,630
  Provision for loan losses....       1,800        1,980        9,612        9,359        5,995        3,225        4,295
  Other income.................       8,761        8,247       33,230       27,852       25,001       23,376       24,581
  Other expense................      21,135       20,055       81,810       76,647       65,307       64,483       67,813
  Income tax provision.........       2,394        2,165        8,682       10,620       12,282       12,271       11,465
  Net income...................       9,759        8,889       36,130       34,826       29,002       26,924       27,638

PER SHARE INFORMATION:
  Earnings
    Basic......................        0.49         0.44         1.80         1.70         1.60         1.41         1.37
    Diluted....................        0.49         0.44         1.80         1.70         1.60         1.41         1.37
  Dividends....................        0.25         0.24         0.96        0.935         0.92        0.895         0.88
  Book value...................       16.55        15.89        16.13        15.89        14.46        13.92        13.63

SELECTED RATIOS:
  Return on average assets.....        1.16%        1.09%        1.08%        1.13%        1.21%        1.18%        1.23%
  Return on average equity.....       12.23%       11.14%       11.38%       10.95%       11.28%       10.42%        9.85%

SELECTED BALANCE SHEET DATA:
  Assets.......................  $3,376,512   $3,356,427   $3,445,006   $3,297,231   $2,474,454   $2,310,137   $2,269,726
  Securities...................   1,142,074    1,205,979    1,201,109    1,193,896      758,470      546,389      567,928
  Net loans....................   1,922,912    1,799,874    1,907,303    1,795,805    1,518,909    1,570,672    1,503,694
  Deposits.....................   2,460,864    2,455,540    2,482,082    2,399,956    1,913,458    1,870,361    1,814,001
  Stockholders' equity.........     325,623      321,013      318,436      325,171      258,201      258,506      269,664

               SELECTED HISTORICAL FINANCIAL DATA OF WESTERN OHIO

     The following table sets forth certain historical financial data concerning Western Ohio for the three months ended March 31, 2004 and 2003 and for each of the five fiscal years ended December 31, 2003. This information is based on information contained in Western Ohio's quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission.


                                               AT OR FOR THE
                                            THREE MONTHS ENDED
                                                 MARCH 31,               AT OR FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              2004       2003       2003       2002       2001       2000       1999
                                            --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                (UNAUDITED)
SUMMARY STATEMENT OF INCOME:
  Net interest income.....................  $  2,501   $  2,393   $  9,410   $  9,919   $  9,519   $  9,894   $  9,783
  Provision for loan losses...............        84         84        286        343        358        349        246
  Other income............................       722        825      3,643      3,093      1,939      1,294      1,261
  Other expense...........................     2,369      2,246      9,229      9,136      8,216      7,899      8,127
  Income tax provision....................       258        267      1,037      1,186      1,009      1,089        988
  Net income..............................       512        621      2,501      2,347      1,875      1,851      1,683

PER SHARE INFORMATION:
  Earnings
    Basic.................................      0.29       0.36       1.44       1.36       1.08       1.01       0.86
    Diluted...............................      0.28       0.35       1.42       1.35       1.08       1.01       0.85
  Dividends...............................      0.25       0.25       1.00       1.00       1.00       1.00       1.00
  Book value..............................     25.16      24.64      24.92      24.62      23.89      23.15      21.82

SELECTED RATIOS:
  Return on average assets................      0.52%      0.73%      0.70%      0.68%      0.54%      0.54%      0.52%
  Return on average equity................      4.55%      5.77%      5.72%      5.47%      4.43%      4.50%      3.75%

SELECTED BALANCE SHEET DATA:
  Assets..................................  $407,486   $351,244   $399,540   $346,795   $341,711   $352,562   $329,685
  Securities..............................    35,374     41,110     32,735     46,001     39,648     48,653     50,366
  Net loans...............................   337,370    279,888    334,469    256,883    269,300    283,604    254,871
  Deposits................................   257,530    216,951    248,681    219,169    220,287    208,332    202,331
  Stockholders' equity....................    45,334     43,334     44,357     43,205     41,945     41,810     42,989

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Financial Information is based on the historical financial statements of WesBanco and Western Ohio and has been prepared to illustrate the financial effect of the merger described below. The pro forma financial information should be read in conjunction with WesBanco's and Western Ohio's unaudited consolidated financial statements for the three months ended March 31, 2004 and audited consolidated financial statements for the year ended December 31, 2003.


     The Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2004 assumes the merger was consummated on March 31, 2004. The Unaudited Condensed Combined Statements of Income for the three months ended March 31, 2004 and for the year ended December 31, 2003, give effect to the merger of Western Ohio as if such transaction had been effective during the entire period shown. These pro forma financial statements reflect the merger based upon preliminary purchase accounting adjustments. Actual adjustments will be made on the basis of evaluations as of the effective date of the merger and, therefore, may differ from those reflected in the Unaudited Pro Forma Condensed Financial Information.



     Estimates of non-recurring merger related expenses expected to occur after the date of consummation are included in the pro forma financial information. Non-recurring expenses are projected to range in total from $0.3 million to $0.5 million. Estimates of cost savings associated with the merger are not included in the pro forma information. WesBanco expects cost savings to approximate 24% to 28% of Western Ohio's estimated annualized pre-tax operating expenses of $9.3 million for 2004. These cost savings are expected to be realized in 2004 and 2005. These estimates may differ from the actual costs incurred and cost savings achieved in the merger.


              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                                            AS OF MARCH 31, 2004
                                      -----------------------------------------------------------------
                                                       WESTERN OHIO                        PRO FORMA
                                                        FINANCIAL      PRO FORMA            COMBINED
                                      WESBANCO, INC.   CORPORATION    ADJUSTMENTS        WESBANCO, INC.
                                      --------------   ------------   -----------        --------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Cash and cash equivalents...........   $    85,028      $    9,223                        $    94,251
Available for sale securities.......       726,077          35,374                            761,451
Held to maturity securities.........       415,997                                            415,997
Net loans...........................     1,922,912         337,370      $ 5,482(A)          2,265,764
Goodwill and other intangibles......        57,514                       25,935(A)             83,449
Other assets........................       168,984          25,519          (10)(A)           194,493
                                       -----------      ----------      -------           -----------
  TOTAL ASSETS......................   $ 3,376,512      $  407,486      $31,407           $ 3,815,405
                                       ===========      ==========      =======           ===========
LIABILITIES
Deposits............................   $ 2,460,864      $  257,530      $ 2,129(A)        $ 2,720,523
Other borrowings....................       512,463         101,834       12,856(A)(C)         627,153
Other liabilities...................        46,626           2,788        2,937(B)             52,351
Subordinated debentures.............        30,936                       22,000(C)             52,936
                                       -----------      ----------      -------           -----------
  TOTAL LIABILITIES.................     3,050,889         362,152       39,922             3,452,963
STOCKHOLDERS' EQUITY................       325,623          45,334       (8,515)(A)           362,442
                                       -----------      ----------      -------           -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY............................   $ 3,376,512      $  407,486      $31,407           $ 3,815,405
                                       ===========      ==========      =======           ===========
Book value per share................   $     16.55      $    25.16                        $     17.35
Shares outstanding..................    19,673,103       1,801,729                         20,885,082

      See notes to the unaudited pro forma condensed financial information

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                                  FOR THE THREE MONTHS ENDED MARCH 31, 2004
                                      -----------------------------------------------------------------
                                                       WESTERN OHIO                        PRO FORMA
                                                        FINANCIAL      PRO FORMA            COMBINED
                                      WESBANCO, INC.   CORPORATION    ADJUSTMENTS        WESBANCO, INC.
                                      --------------   ------------   -----------        --------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
Loans, including fees...............   $    28,162      $    4,541       $(343)(A)        $    32,360
Securities and other................        11,669             334          87(D)              12,090
                                       -----------      ----------       -----            -----------
  TOTAL INTEREST INCOME.............        39,831           4,875        (256)                44,450
INTEREST EXPENSE:
Deposits............................         9,344           1,348        (333)(A)             10,359
Other borrowings....................         4,160           1,026         101(A)(C)            5,287
                                       -----------      ----------       -----            -----------
  TOTAL INTEREST EXPENSE............        13,504           2,374        (232)                15,646
                                       -----------      ----------       -----            -----------
  NET INTEREST INCOME...............        26,327           2,501         (24)                28,804
Provision for loan losses...........         1,800              84                              1,884
  NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES......        24,527           2,417         (24)                26,920
Other income........................         8,761             722                              9,483
Other expense.......................        21,135           2,369         245(A)(B)           23,749
                                       -----------      ----------       -----            -----------
  Income before income taxes........        12,153             770        (269)                12,654
                                       -----------      ----------       -----            -----------
Provision (benefit) for income
  taxes.............................         2,394             258         (94)(A)              2,558
                                       -----------      ----------       -----            -----------
NET INCOME..........................   $     9,759      $      512       $(175)           $    10,096
                                       ===========      ==========       =====            ===========
Earnings per share (Basic)..........   $      0.49      $     0.29                        $      0.48
Earnings per share (Diluted)........   $      0.49      $     0.28                        $      0.48
Average shares outstanding
  (Basic)...........................    19,719,934       1,786,556                         20,931,913
Average shares outstanding
  (Diluted).........................    19,769,505       1,828,876                         20,981,484

      See notes to the unaudited pro forma condensed financial information

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                                    FOR THE YEAR ENDED DECEMBER 31, 2003
                                      -----------------------------------------------------------------
                                                       WESTERN OHIO                        PRO FORMA
                                                        FINANCIAL      PRO FORMA            COMBINED
                                      WESBANCO, INC.   CORPORATION    ADJUSTMENTS        WESBANCO, INC.
                                      --------------   ------------   -----------        --------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
Loans, including fees...............   $   115,311      $   17,092      $  (760)(A)       $   131,643
Securities and other................        50,205           1,467          565(D)             52,237
                                       -----------      ----------      -------           -----------
  TOTAL INTEREST INCOME.............       165,516          18,559         (195)              183,880
INTEREST EXPENSE:
Deposits............................        44,739           5,214       (1,009)(A)            48,944
Other borrowings....................        17,773           3,935        1,097(A)(C)          22,805
                                       -----------      ----------      -------           -----------
  TOTAL INTEREST EXPENSE............        62,512           9,149           88                71,749
                                       -----------      ----------      -------           -----------
  NET INTEREST INCOME...............       103,004           9,410         (283)              112,131
Provision for loan losses...........         9,612             286                              9,898
                                       -----------      ----------      -------           -----------
  NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES......        93,392           9,124         (283)              102,233
Other income........................        33,230           3,643                             36,873
Other expense.......................        81,810           9,229          980(A)(B)          92,019
                                       -----------      ----------      -------           -----------
  Income before income taxes........        44 812           3,538       (1,263)               47,087
Provision (benefit) for income
  taxes.............................         8,682           1,037         (442)(A)             9,277
                                       -----------      ----------      -------           -----------
NET INCOME..........................   $    36,130      $    2,501      $  (821)          $    37,810
                                       ===========      ==========      =======           ===========
Earnings per share (Basic)..........   $      1.80      $     1.44                        $      1.78
Earnings per share (Diluted)........   $      1.80      $     1.42                        $      1.78
Average shares outstanding
  (Basic)...........................    20,056,849       1,734,203                         21,260,950
Average shares outstanding
  (Diluted).........................    20,082,672       1,764,963                         21,286,773

      See notes to the unaudited pro forma condensed financial information

     The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of WesBanco after the merger (in thousands):

                                         DISCOUNT ACCRETION (PREMIUM AMORTIZATION) FOR THE
                                                      YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------
                                           2004       2005       2006       2007      2008
                                         --------   --------   --------   --------   ------
                                                 (UNAUDITED, DOLLARS IN THOUSANDS)
Loans..................................  $(1,372)   $(1,372)   $(1,372)   $(1,366)      --
Customer/deposit base..................     (544)      (544)      (544)      (544)   $(544)
Time deposits..........................    1,345        784         --         --       --
Borrowings.............................    1,140      1,140      1,140      1,140      171
                                         -------    -------    -------    -------    -----
Increase (decrease) in pre-tax net
  income...............................  $   569    $     8    $  (776)   $  (770)   $(373)
                                         =======    =======    =======    =======    =====

     On the effective date of the merger, the interest rates used in the valuation of Western Ohio's assets and liabilities may be different than those at March 31, 2004. This may change the purchase accounting adjustments and their estimated effects on future pre-tax net income. The following table shows the estimated effects on the purchase accounting adjustments and the pro forma annual pre-tax net income of a 50 basis point and a 100 basis point increase in the interest rates used to determine the estimated fair value of the indicated assets and liabilities. The income effect has been determined by changing the relevant interest rate.

                                                     PURCHASE ACCOUNTING ADJUSTMENTS
                                             -----------------------------------------------
                                               PRO      50 BASIS POINT      100 BASIS POINT
                                              FORMA    INCREASE IN RATES   INCREASE IN RATES
                                             -------   -----------------   -----------------
                                                    (UNAUDITED, DOLLARS IN THOUSANDS)
Loans......................................  $ 5,482        $     3             $(4,417)
Customer/deposit base......................    4,342          5,404               6,465
Time deposits..............................   (2,129)        (1,384)               (638)
Borrowings.................................   (4,731)        (2,964)             (1,197)
                                             -------        -------             -------
Total adjustment...........................  $ 2,964        $ 1,059             $   213
                                             =======        =======             =======


                                                IMPACT ON PRO FORMA PRE-TAX NET INCOME FOR THE
                                                           YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                  2004       2005      2006     2007     2008
                                                --------   --------   ------   ------   -------
                                                       (UNAUDITED, DOLLARS IN THOUSANDS)
50 Basis Point Increase in Rates..............   $  974     $  628     $109     $110     $(496)
100 Basis Point Increase in Rates.............    1,192      1,032      793      794      (554)

        NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

NOTE A

     The pro forma adjustments represent the purchase accounting entries to record the merger of Western Ohio Financial Corporation. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the Unaudited Pro Forma Condensed Balance Sheet have been determined based on information available as of March 31, 2004. Because the final determination of fair value of assets and liabilities will be made based on the fair values as of the effective date of the merger, the final amounts may differ from estimates provided herein. Fair value adjustments are amortized on a straight-line basis over their estimated average remaining lives. Tax expense related to the net fair value adjustments is calculated at a 35% tax rate.

     Included in the pro forma adjustments is an allocation of the purchase price to core deposit intangibles. The core deposit intangible is separated from goodwill and amortized over its estimated average remaining life, subject to an annual impairment test. The remaining goodwill, which is not subject to amortization, will also be annually evaluated for possible impairment.

NOTE B


     The pro forma adjustment represents estimated direct acquisition costs of approximately $2.9 million accrued as other liabilities and merger - related expenses expected to occur after the date of consummation, which are estimated at $0.1 million and $0.4 million for the three months ended March 31, 2004 and year ended December 31, 2003, respectively. These costs include certain severance payments, legal fees and accounting and advisory fees.


NOTE C


     The pro forma adjustment represents estimated borrowings needed to fund the transaction through junior subordinated debt related to the issuance of $22 million in trust preferred securities and other possible funding sources and to record the related interest expense.


NOTE D


     The pro forma adjustment represents the net amortization/accretion that would be recorded by WesBanco if the investment securities of Western Ohio would have been held by WesBanco at the beginning of the period. The adjustment reverses out the net amortization and accretion Western Ohio recorded in their Statement of Income and records the net amortization/accretion WesBanco would have recorded in its Statement of Income.

                                  RISK FACTORS

     The acquisition of WesBanco common stock in connection with the merger involves significant risks. You should give careful attention to the following statements respecting certain risks associated with the merger and with the ownership of WesBanco common stock.

                    RISKS SPECIFICALLY RELATED TO THE MERGER

 THE MIX OF CONSIDERATION -- CASH AND STOCK -- THAT WESTERN OHIO STOCKHOLDERS ACTUALLY RECEIVE MAY BE DIFFERENT THAN THE FORM OF CONSIDERATION THAT SUCH STOCKHOLDERS ELECT TO RECEIVE.


     The total amount of cash and WesBanco common stock that will be paid to all Western Ohio stockholders in the merger is fixed by a requirement that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock and that 45% of the total number of outstanding shares of Western Ohio common stock be exchanged for cash. The amount of cash, stock or combination of cash and stock that a Western Ohio stockholder receives in the merger will depend on whether the stockholder has submitted an election form, whether the stockholder has elected to receive the consideration in all stock or all cash, and the elections made by all other stockholders. Accordingly, the mix of consideration that a Western Ohio stockholder receives may be different than the mix that the stockholder has elected to receive and will not be determined until after the merger is approved.



 BECAUSE WESTERN OHIO STOCKHOLDERS WILL NOT KNOW THE MIX OF CONSIDERATION THEY WILL ACTUALLY RECEIVE WHEN THEY ELECT THEIR CONSIDERATION, WESTERN OHIO STOCKHOLDERS MAY RECEIVE DIFFERENT FEDERAL INCOME TAX TREATMENT THAN THEY EXPECT OR DESIRE.


     Western Ohio stockholders will not know the actual mix of consideration that they will eventually receive at the time of the special meeting or when they elect their consideration. Assuming the merger qualifies as a "reorganization" for U.S. federal income tax purposes, a Western Ohio stockholder who has elected to receive only stock with the expectation of having tax-free treatment and instead receives a combination of cash and stock as a result of the application of the proration procedures may be required to recognize gain on the exchange, but will not be permitted to recognize any loss on the exchange. On the other hand, a Western Ohio stockholder who elects to receive only cash with the expectation that he or she will recognize a loss as a result of the merger may receive WesBanco common stock, in which case the loss would not be recognized. For a more detailed discussion of the federal income tax consequences of the proposed transaction, see the discussion under the caption "The Merger -- Certain Federal Income Tax Consequences of the Merger."

 WESBANCO MAY ENCOUNTER INTEGRATION DIFFICULTIES OR MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER.

     WesBanco and Western Ohio may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

     Additionally, in determining that the merger is in the best interests of WesBanco and Western Ohio, as the case may be, the board of directors of each of WesBanco and Western Ohio considered that enhanced earnings may result from the consummation of the merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

 BECAUSE THE MARKET PRICE OF WESBANCO COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE CERTAIN OF THE MARKET VALUE OF THE COMMON STOCK THAT WESTERN OHIO STOCKHOLDERS WILL RECEIVE IN THE MERGER.

     The merger agreement requires that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock. Accordingly, many Western Ohio stockholders will receive WesBanco common stock in connection with the merger. Any change in the price of WesBanco common stock prior to the merger will affect the market value of the stock that Western Ohio stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in WesBanco's businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond WesBanco's control.


     The prices of WesBanco common stock and Western Ohio common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the Western Ohio special meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of WesBanco common stock during the period from April 1, 2004, the last trading day before public announcement of the merger, through July 12, 2004, the exchange ratio represented a value ranging from a high of $36.88 to a low of $30.54 for each share of Western Ohio common stock. Because the date the merger is completed will be later than the date of the special meeting, you will not know what the market value of WesBanco common stock will be upon completion of the merger when you vote on the merger at the Western Ohio special meeting or when you make your election to receive cash or stock.


 FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT.

     Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of the historical results of WesBanco and Western Ohio. We have estimated that the combined company will record approximately $2.9 million of merger-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies. Furthermore, these charges may decrease the capital of the combined company that could be used for profitable, income-earning investments in the future.


                              THE SPECIAL MEETING


GENERAL


     This section contains information about the special stockholder meeting Western Ohio has called to consider and vote on the approval of the merger agreement and first amendment thereto. Western Ohio is mailing this proxy statement/prospectus to you on or about July 16, 2004. Together with this proxy statement/ prospectus, Western Ohio is also sending to its stockholders a notice of the Western Ohio special meeting and a form of proxy that Western Ohio's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the meeting.



     Copies of the merger agreement and first amendment thereto are attached to this proxy statement/ prospectus as Annex A and are incorporated by reference into this document in their entirety. You should read the entire merger agreement and first amendment thereto carefully. Throughout this proxy statement/prospectus, all references to the "merger agreement" mean the merger agreement as amended by the first amendment to the merger agreement.


DATE, TIME AND PLACE OF THE SPECIAL MEETING


     The special meeting will be held on Tuesday, August 17, 2004, at 10 a.m., local time, the Springfield Courtyard by Marriott located at 100 South Fountain Avenue, Springfield, Ohio.


RECORD DATE AND REQUIRED VOTE


     Only holders of record of Western Ohio common stock on June 30, 2004 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. On June 30, 2004, there were 1,810,551 shares of Western Ohio common stock outstanding and entitled to vote at the special meeting. Each share is entitled to one vote. As of June 30, 2004, there were approximately 1,400 holders of record of Western Ohio common stock.

     The presence, in person or by proxy, of the holders of at least one-third of the outstanding shares of Western Ohio common stock entitled to vote is necessary to constitute a quorum at the special meeting. The holders of at least a majority of the shares of Western Ohio common stock entitled to vote must vote in favor of the merger in order to approve the merger. Abstentions and broker non-votes will have the effect of a vote against approval of the merger agreement and the merger.

BENEFICIAL OWNERSHIP OF WESTERN OHIO OFFICERS, DIRECTORS AND AFFILIATES


     As of June 30, 2004, the directors, executive officers and affiliates of Western Ohio owned or controlled the vote of 316,462 shares of Western Ohio common stock, constituting approximately 17.5% of the outstanding shares of Western Ohio common stock. Each director and executive officer of Western Ohio who owns or has control over shares of Western Ohio common stock has advised Western Ohio that he or she will vote FOR adoption and approval of the merger agreement.


VOTING AND REVOCATION OF PROXIES

     You may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you attend the meeting. All shares of Western Ohio common stock represented at the special meeting by properly executed proxies received prior to or at the special meeting, and not revoked, will be voted at the special meeting in accordance with the instructions on the proxies. If you properly execute a proxy but include no voting instructions, your shares will be voted to approve the merger agreement and authorize the merger.

     The Western Ohio board of directors does not know of any matters, other than as described in the notice of special meeting, which are to come before the special meeting. If any other matters are properly presented at the special meeting for action, the persons named in the enclosed form of proxy will have the authority to vote on those matters in their discretion.

     If you give a proxy, you have the right to revoke it at any time before it is voted. You may revoke your proxy by (i) filing with the Secretary of Western Ohio a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Western Ohio before the taking of the vote at the special meeting, or (iii) attending the special meeting and voting in person. Your attendance at the special meeting will not, in and of itself, constitute a revocation of your proxy. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Western Ohio Financial Corporation, 28 East Main Street, Springfield, Ohio 45502, Attention: Corporate Secretary, or hand delivered to the foregoing representative of Western Ohio, at or before the taking of the vote at the special meeting. For a notice of revocation or later proxy to be valid, it must actually be received by Western Ohio prior to the vote of the stockholders. If your shares are held by a broker in street name and you wish to change the instructions you have given your broker about how to vote your shares, you must follow the instructions provided by the broker in order to change your vote.

SOLICITATION OF PROXIES

     Western Ohio will bear the cost of the solicitation of proxies. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Western Ohio in person or by telephone, telegram or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for out-of-pocket expenses they incur in connection with the solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Western Ohio common stock held of record by such persons. Western Ohio may reimburse these custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in connection therewith. DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

RECOMMENDATION OF WESTERN OHIO BOARD OF DIRECTORS

     THE WESTERN OHIO BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF WESTERN OHIO AND ITS STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS OF WESTERN OHIO VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Western Ohio board of directors, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor as to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Western Ohio common stock. For a discussion of the factors considered by the Western Ohio board of directors in reaching its conclusion, see "The Merger -- Western Ohio's Reasons for the Merger."

                                   THE MERGER


     The following summary of certain terms and provisions of the merger agreement is qualified in its entirety by reference to the provisions of the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated into this document by reference. You are strongly encouraged to read the merger agreement in its entirety. Throughout this proxy statement/prospectus, all references to the "merger agreement" mean the merger agreement as amended by the first amendment to the merger agreement.


GENERAL


     At the effective time of the merger, Western Ohio will be merged with and into WesBanco, with WesBanco continuing as the surviving corporation. The Articles of Incorporation and Bylaws of WesBanco immediately prior to the merger will constitute the Articles of Incorporation and Bylaws of the surviving corporation.


WHAT WESTERN OHIO STOCKHOLDERS WILL RECEIVE IN THE MERGER

     If the merger is completed, for each share of Western Ohio common stock that you own you will receive, at your election, either 1.18 shares of WesBanco common stock, which we will call a stock election, or $35.00 in cash, which we will call a cash election, subject to certain limitations and possible adjustment in accordance with the terms of the merger agreement as discussed below, unless, in each case, you properly perfect your appraisal rights under Delaware law. You may elect to exchange all of your shares of Western Ohio common stock for cash or WesBanco common stock, or you may elect to exchange some of your Western Ohio shares for cash and some for WesBanco common stock. Instead of fractional shares of WesBanco, you will receive a check for any fractional shares based on a value of $35.00 per whole share of WesBanco common stock.

     The total amount of cash and WesBanco common stock that will be paid to all Western Ohio stockholders in the merger is fixed by a requirement that 55% of the total number of outstanding shares of Western Ohio common stock be exchanged for WesBanco common stock and that 45% of the total number of outstanding shares of Western Ohio common stock be exchanged for cash. Accordingly, your election may be subject to allocation and pro-ration procedures, which means that you may not receive all, or any of, the consideration in the form that you selected.

     If Western Ohio stockholders in the aggregate elect to receive more or fewer shares of WesBanco common stock than WesBanco has agreed to issue, the merger agreement specifies the allocation and pro-ration procedures to be used. These allocation and pro-ration procedures are summarized as follows:

     - If the number of shares for which cash elections have been made exceeds 45% of the product obtained by multiplying $35.00 by the number of shares of Western Ohio common stock outstanding on the third day prior to the effective time of the merger (the "total cash amount"), then all shares for which stock elections were made and all shares for which no elections were made will receive stock, but the shares for which cash elections were made shall be prorated so that the cash paid in the merger equals the total cash amount as closely as practicable.

     - If the number of shares for which cash elections have been made is less than the total cash amount, then all shares for which cash elections were made will receive $35.00 cash per share. The exchange agent will then prorate the shares for which no election was made such that the cash paid in the merger equals the total cash amount as closely as practicable. If after such pro-ration of all no election shares, the aggregate of all cash election shares and no election shares is still less than the total cash amount, only then will the exchange agent prorate the stock election shares such that the cash paid in the merger equals the total cash amount as closely as practicable.

     For purposes of determining the total cash amount, the number of shares of Western Ohio common stock outstanding shall not include shares underlying Western Ohio stock options deemed to be exercised by election of the holder of such stock option in connection with the merger. See "The Merger -- Treatment of Western Ohio Stock Options." Western Ohio common stock subject to restricted stock awards that are outstanding immediately prior to the effective time will, however, be considered outstanding for purposes of determining the total cash amount and will be entitled to receive the merger consideration.

     No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive WesBanco common stock or cash in amounts that vary from the amounts you elect to receive.

     The 1.18 exchange ratio is subject to adjustment in the event that certain termination provisions, based on the market price of WesBanco's common stock, have been triggered and the Western Ohio board of directors elects to terminate the merger agreement. Western Ohio's right to terminate the merger agreement would arise if the average closing price of WesBanco common stock during a specified period before receipt of the last required regulatory approval of the merger is less than $24.896 per share and WesBanco common stock underperforms an index of financial institution stocks by a specified amount. However, Western Ohio would not have the right to terminate the merger agreement if WesBanco were to elect to make a compensating adjustment in the exchange ratio. See "The Merger -- Termination of the Merger Agreement" for a description of the possible exchange ratio adjustments that may result from this termination provision. In addition, the merger agreement provides that the exchange ratio and the $35.00 cash consideration will be adjusted in the event WesBanco changes the number of shares of WesBanco common stock issued and outstanding prior to the effective time of the merger as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction.

EFFECTS OF THE MERGER


     The merger shall become effective on the date and at the time the certificates of merger are accepted for filing by the West Virginia Secretary of State and the Delaware Secretary of State or such other later date and time as is agreed to by the parties and specified in the certificates of merger. At that time, the separate existence of Western Ohio will cease and WesBanco will be the surviving corporation. The assets, liabilities and capital of Western Ohio will be merged with those of WesBanco and those assets, liabilities and capital will then constitute part of the assets, liabilities and capital of WesBanco. WesBanco will continue to operate under its Articles of Incorporation and Bylaws effective as of the day of the merger, and the officers and directors of WesBanco will continue as the officers and directors of the surviving corporation. The Articles of Incorporation and Bylaws of WesBanco will be unaffected by the merger. The tenure of the directors and officers of WesBanco immediately prior to the merger will be unaffected by the merger.



     At the effective time of the merger, each share of Western Ohio common stock issued and outstanding immediately prior to the time the merger becomes effective will be converted automatically into the right to receive the merger consideration, unless you properly perfect your appraisal rights under Delaware law. Shares of Western Ohio common stock held by Western Ohio in its treasury or beneficially owned by WesBanco (other than in a fiduciary capacity by them for others) will not be exchanged for the merger consideration in the merger. Instead, these shares will be canceled and retired. Shares of Western Ohio common stock as to which appraisal rights are properly exercised also will not be exchanged for the merger consideration.


     After the merger becomes effective, each certificate evidencing shares of Western Ohio common stock as to which appraisal rights have not been perfected will be deemed to evidence only the right to receive the merger consideration. The holder of an unexchanged certificate will not receive any dividend or other distribution payable by WesBanco until the certificate has been exchanged.

     Giving effect to the merger, as of March 31, 2004, on a pro forma consolidated basis, Western Ohio would have constituted approximately 9.47% of deposits, 10.68% of assets, and 12.51% of equity of WesBanco, and its stockholders would have held approximately 5.80% of the total outstanding shares of WesBanco. In addition, for the three months ended March 31, 2004, Western Ohio would have contributed approximately 8.68% of net interest income and 5.07% of net income to WesBanco on a pro forma consolidated basis.

     These percentages reflect the relative size of Western Ohio as of March 31, 2004 and may change with the normal variances in the rates of growth for deposits and loans for all WesBanco affiliates. Additionally, it is contemplated that WesBanco may combine with other financial institutions in the future and these mergers may affect the percentages shown above.

CONSIDERATION ELECTION PROCEDURES AND EXCHANGE OF WESTERN OHIO CERTIFICATES

     On or about the 35th day prior to the effective time of the merger, Computershare Investor Services, LLC, WesBanco's exchange agent, will mail transmittal materials, including an election form pursuant to which Western Ohio stockholders will be able to select the form of consideration they prefer to receive in the merger, and exchange instructions to each holder of record of Western Ohio common stock on the fifth business day prior to the date such transmittal materials are mailed.

     Each election form will permit the holder of the Western Ohio common stock to elect to receive cash, WesBanco common stock, or a combination of cash and stock, or make no election with respect to the merger consideration you wish to receive. An election will be properly made only if Computershare Investor Services LLC, the exchange agent, actually receives a properly completed election form on or before 5:00 pm Eastern Standard Time (EST) on the 33rd day after the date that the exchange agent mails the transmittal materials. An election form will be deemed properly completed only if it is accompanied by the certificates representing the Western Ohio common stock covered by the election form or an appropriate guarantee of delivery. Risk of loss and title to the certificates theretofore representing shares of Western Ohio common stock shall pass only upon proper delivery of such certificates to the exchange agent. WESTERN OHIO STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE ELECTION FORM AND INSTRUCTIONS.

     You may revoke or change a previously submitted election form any time at or prior to the election date. If you properly revoke an election form, the shares of Western Ohio common stock covered by such revoked election form shall become no election shares and the exchange agent shall promptly return the share certificates to you at no charge upon your written request.

     If you have a preference as to the form of consideration that you receive, you should make a timely election once you receive your election form. If you do not submit an election form or fail to return your election form by the specified deadline, you will be deemed to have made no election for purposes of determining the form of consideration to be received by Western Ohio stockholders. Neither Western Ohio nor the Western Ohio board of directors make any recommendation as to whether you should elect cash, WesBanco common stock, or a combination of stock and cash. You must make your own election decision.

     The exchange agent will deliver the merger consideration in exchange for lost, stolen, mutilated, or destroyed certificates of shares of Western Ohio common stock only upon receipt of a lost stock affidavit and a bond indemnifying WesBanco against any claim arising out of the allegedly lost, stolen, mutilated, or destroyed certificate.

TREATMENT OF WESTERN OHIO STOCK OPTIONS

     Options issued by Western Ohio to certain of its employees and directors to purchase an aggregate of 140,307 shares of Western Ohio common stock were outstanding as of the record date. Stock option holders can choose how they want their stock options treated in the merger. Holders of stock options having an exercise price of less than $35.00 may elect to have such stock options deemed exercised on a net exercise basis immediately prior to the effective time of the merger. However, such stock option holders shall only have the right to receive cash in exchange for such deemed exercised stock options and shall have no right to receive WesBanco common stock in exchange therefore. The net effect of such an election is that the stock option holders will receive cash in an amount equal to the product of the number of shares of Western Ohio common stock underlying stock options for which such an election is made multiplied by the difference between $35.00 and the exercise price of the stock options. For example, if a Western Ohio stock option holder holds options to purchase 100 shares of Western Ohio common stock with an exercise price of $20 per share and the option holder makes the election described above, the option holder will receive $1,500 in cash in exchange for such deemed exercised stock options. If a Western Ohio stock option holder does not elect to have his options deemed exercised prior to the closing of the merger as described in this paragraph, his options will automatically be converted into options to purchase WesBanco common stock in the manner described in the next paragraph.

     If a Western Ohio stock option holder fails to elect to have his options deemed exercised as described in the previous paragraph or if the option holder elects to have his Western Ohio stock options converted into WesBanco stock options, his Western Ohio stock options will be converted into options to purchase a number of shares of WesBanco common stock equal to the number of shares of Western Ohio common stock which such holder could have purchased pursuant to his Western Ohio stock options multiplied by the exchange ratio. The exercise price of the converted options to purchase WesBanco common stock will be determined by dividing the exercise price of the Western Ohio option by the exchange ratio. For example, if a Western Ohio stock option holder holds options to purchase 100 shares of Western Ohio common stock with an exercise price of $20 per share immediately prior to the closing of the merger and elects to have his Western Ohio options converted into options to purchase WesBanco common stock, such holder will receive options to purchase 118 shares of WesBanco common stock with an exercise price of $16.95 per share, based on a 1.18 exchange ratio.

     Except as otherwise provided in the merger agreement, the Western Ohio stock options assumed by WesBanco at the effective time of the merger will be subject to the same terms and conditions (including expiration date and vesting) as were applicable to such options immediately prior to the effective time of the merger. Any restrictions or limitations on transfer with respect to shares of Western Ohio common stock subject to Western Ohio options or any other plan, program, or arrangement of Western Ohio or of any subsidiary of Western Ohio, to the extent that such restrictions or limitations will not have already lapsed, and except as otherwise expressly provided under the terms of such stock options, will remain in full force and effect with respect to such options after the effective time of the merger and after assumption of the options by WesBanco.

     WesBanco will file a registration statement on Form S-8 with the SEC within 30 days after the merger becomes effective to register the shares of WesBanco common stock issuable upon exercise of the stock options assumed in the merger. WesBanco will maintain the effectiveness of the registration statement covering these assumed stock options as long as they remain outstanding.

WESTERN OHIO EMPLOYEE STOCK OWNERSHIP PLAN

     Pursuant to the terms of Western Ohio's Employee Stock Ownership Plan, participants in the plan are entitled to instruct the plan's trustees as to how to vote shares of Western Ohio common stock allocated to their account with respect to the merger. Accordingly, if you are a participant in Western Ohio's Employee Stock Ownership Plan you can direct the plan's trustees how to vote all plan shares that are allocated to your account with respect to the merger. If you fail to direct the trustees as to how to vote the shares allocated to your plan account, the shares will not be voted on these matters and will be treated as a vote against the merger. Therefore, it is important that you instruct the plan trustees how to vote shares allocated to your account.

     Under the plan, any shares not allocated to the accounts of participants are to be voted by the trustees. The trustees have informed Western Ohio that they intend to vote all such shares, if any, FOR approval of the merger.

     At the effective time of the merger, Western Ohio's Employee Stock Ownership Plan will be terminated. Immediately after the effective time of the merger, the ESOP's trustees will sell a sufficient number of the shares of WesBanco common stock received in the merger in exchange for Western Ohio shares that were unallocated to the accounts of plan participants to pay off the ESOP's outstanding indebtedness. Any remaining unallocated shares of WesBanco common stock and cash shall then be allocated to the ESOP participants in accordance with the terms of the ESOP and applicable laws. The account balances of the ESOP's participants shall be distributed to them as soon as practicable after the earlier of the effective time of the merger or the receipt of a favorable determination letter for termination of the ESOP from the IRS. ESOP participants will be permitted to roll such shares over to an IRA or a qualified plan, if the terms of the qualified plan permit the acceptance of the distribution in stock.

RESTRICTED STOCK AWARDS

     Each share of Western Ohio common stock subject to a restricted stock award outstanding immediately prior to the effective time of the merger shall be entitled to receive the merger consideration.

BACKGROUND OF THE MERGER


     In recent years, the board of directors of Western Ohio has periodically analyzed competitive and market conditions affecting the banking industry in general, as well as those affecting Western Ohio in particular. From time to time, this assessment has involved meetings with outside experts, such as Friedman, Billings, Ramsey & Co., Inc. ("FBR"), to discuss stock market conditions and merger and acquisition market conditions.


     In connection with those analyses, the board of directors of Western Ohio has considered a number of strategic options, including acquisitions, merger of equals transactions and, during 2003, a negotiated transaction in which Western Ohio would have been the seller. The board consulted with FBR and its outside legal counsel from KMZR in connection with a number of these strategic discussions. The board was concerned that Western Ohio did not have the adequate size and profitability levels to continue to grow and deliver acceptable returns to shareholders, given the increasing competitiveness in the consolidating industry, additional technology expenditures, increasing regulatory burdens and other factors. The board also considered the possible future effect on Western Ohio if a dissident shareholder were to launch a costly and distracting proxy battle concerning the election of directors.

     The possible negotiated sale of Western Ohio involved discussions which began in April 2003 between Western Ohio and a bank holding company introduced to Western Ohio by FBR. Over the next several months, several meetings and conversations took place between senior executives of Western Ohio and senior executives of the bank holding company. Board members of Western Ohio also met the senior executives of the bank holding company to discuss a possible merger, and the Western Ohio board authorized management and the board to exchange financial and other information and conduct due diligence procedures. Following the bank holding company's due diligence investigation of Western Ohio in September 2003, the Western Ohio board authorized management and its advisors to enter into negotiations regarding a definitive agreement under the terms proposed by the bank holding company. Further due diligence and negotiations ensued until the bank holding company terminated the merger discussions in October 2003 as a result of the bank holding company's concerns about the changing interest rate environment and the impact which that may have on Western Ohio's and the bank holding company's respective earnings.


     Thereafter, in December 2003, the Western Ohio board of directors unanimously agreed to instruct FBR to explore a possible sale of Western Ohio. In conjunction with this engagement, FBR confidentially solicited various financial institutions for indications of interest. As part of this solicitation process, on January 16, 2004, a representative of FBR contacted WesBanco to determine its interest in reviewing information relative to a possible acquisition of Western Ohio. Pursuant to this contact, a Confidentiality Agreement was executed between WesBanco and Western Ohio on January 16, 2004, and FBR provided a confidential memorandum regarding Western Ohio and its business to WesBanco on or about January 17, 2004.

     WesBanco undertook a review of the financial information and descriptive material provided by FBR and subsequently scheduled a meeting with John W. Raisbeck, President and Chief Executive Officer of Western Ohio, on January 29, 2004 at Western Ohio's principal offices in Springfield, Ohio. Paul M. Limbert, President and Chief Executive Officer of WesBanco, and Robert H. Young, Executive Vice President and Chief Financial Officer of WesBanco, met with Mr. Raisbeck and toured the facilities of Western Ohio, including most of its seven branch locations.

     Subsequent thereto, WesBanco and three other potential purchasers each submitted a preliminary nonbinding proposal to Western Ohio on February 5, 2004. Following receipt of these proposals, Western Ohio invited representatives of WesBanco and two of the other three potential purchasers to conduct due diligence, which, in the case of WesBanco, was conducted offsite in the Springfield, Ohio area on February 11th, 12th and 13th. Thereafter, WesBanco and one other potential purchaser each submitted a final nonbinding proposal to Western Ohio on February 26, 2004. After Western Ohio's board of directors reviewed the bids at a March 1, 2004 meeting and, following such review, instructed FBR to contact each of the bidders to determine if their bids reflected their final and best offers, the board directed FBR to notify WesBanco that it had submitted the bid preferred by the Western Ohio board of directors based on its review of bid proposals received.

     Western Ohio then conducted its own due diligence with respect to WesBanco on March 3 and March 4, 2004. A number of officers of Western Ohio participated in this due diligence process that occurred at the principal offices of WesBanco in Wheeling, West Virginia. The parties began negotiations on a definitive Agreement and Plan of Merger on or about March 10, 2004.

     The results of the due diligence and the preliminary round of negotiations were reviewed at a meeting of the Executive Committee of the board of directors of WesBanco held on March 17, 2004, at which time management was authorized to proceed with the negotiations toward a definitive agreement.

     Subsequent meetings were held with various principals involved, including a meeting at WesBanco's offices on March 23 between John W. Raisbeck and Paul M. Limbert and the respective attorneys for the two institutions. An additional meeting was held with these parties on March 24, 2004. In the interim, the board of directors of WesBanco Bank reviewed the due diligence and the status of the negotiations on March 23, 2004, and authorized management of WesBanco Bank to finalize negotiations toward a definitive agreement. Throughout this period, the board of directors of Western Ohio was kept informed of the status of due diligence and negotiations, and management of Western Ohio was also instructed to finalize negotiations towards a definitive agreement.


     On April 1, 2004, at a combined meeting of the board of directors of Cornerstone Bank and Western Ohio, the boards of these two institutions reviewed the proposed definitive merger agreement, discussed various aspects of the agreement with legal counsel and FBR and obtained an oral fairness opinion from FBR, following which the board of Western Ohio approved the execution of a definitive Agreement and Plan of Merger that was then executed late in the afternoon on that date.


RECOMMENDATION OF THE WESTERN OHIO BOARD

     The board of directors of Western Ohio believes that the merger and the merger agreement are advisable and are fair to and in the best interests of Western Ohio and its stockholders. THE BOARD OF DIRECTORS OF WESTERN OHIO UNANIMOUSLY RECOMMENDS THAT THE WESTERN OHIO STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

OPINION OF WESTERN OHIO'S FINANCIAL ADVISOR


     General. Western Ohio retained FBR to act as its sole financial advisor in connection with a possible merger and related matters. As part of its engagement, FBR agreed, if requested by Western Ohio, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Western Ohio common shares, of the merger consideration as set forth in a definitive merger agreement.

     FBR is a nationally recognized specialist in the financial services industry, and has extensive experience in advising banks and thrifts. FBR is regularly engaged in evaluations of financial institutions and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital. Western Ohio selected FBR as its financial advisor based upon FBR's qualifications, expertise and reputation in such capacity, as well as Western Ohio's longstanding relationship with FBR.



     On April 1, 2004, FBR delivered its oral opinion that the merger consideration that would be paid pursuant to the merger agreement was fair to Western Ohio stockholders, from a financial point of view, as of the date of such opinion. FBR also delivered to the Western Ohio board of directors a written fairness opinion dated as of April 1, 2004, confirming its oral opinion. FBR further updated its April 1, 2004 opinion as of the date of this proxy statement/prospectus. No limitations were imposed by Western Ohio on FBR with respect to the investigations made or the procedures followed in rendering its written opinion.



     THE FULL TEXT OF FBR'S WRITTEN OPINION TO THE WESTERN OHIO BOARD OF DIRECTORS, DATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, IS ATTACHED IN ITS ENTIRETY AS ANNEX B. THE WRITTEN OPINION SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND EXTENT OF REVIEW BY FBR. IT SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROXY STATEMENT/PROSPECTUS. THE FOLLOWING SUMMARY OF FBR'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN OPINION. FBR'S WRITTEN OPINION IS ADDRESSED TO THE WESTERN OHIO BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF WESTERN OHIO AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WESTERN OHIO SPECIAL MEETING DESCRIBED IN THIS DOCUMENT.


     FBR, in connection with rendering its opinion:


     - reviewed Western Ohio's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein;



     - reviewed WesBanco's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein;


     - reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Western Ohio and WesBanco provided to FBR or that was publicly available;

     - participated in meetings and telephone conferences with members of senior management of Western Ohio and WesBanco concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

     - reviewed certain stock market information for Western Ohio common stock and WesBanco common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

     - compared the results of operations and financial condition of Western Ohio and WesBanco with that of certain companies that FBR deemed to be relevant for purposes of its opinion;

     - reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be relevant for purposes of its opinion;

     - reviewed the merger agreement and certain related documents; and

     - performed such other reviews and analyses as FBR deemed appropriate.

     The oral and written opinions provided by FBR to the Western Ohio board of directors were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

     In connection with its review and arriving at its opinion, FBR relied upon the accuracy and completeness of the financial information and other pertinent information provided by Western Ohio and WesBanco to FBR for purposes of rendering its opinion. FBR did not assume any obligation to verify independently any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Western Ohio and WesBanco with the input of the respective management teams, as well as projections of cost savings, revenue enhancements and operating synergies, FBR assumed that these materials had been reasonably prepared in good faith on bases reflecting the best available estimates and judgments of Western Ohio and WesBanco as to the future performance of the separate and combined entities and that such projections provided a reasonable basis upon which FBR could formulate its opinion. Neither Western Ohio nor WesBanco publicly discloses such internal management projections of the type utilized by FBR in connection with FBR's role as financial advisor to Western Ohio with respect to the review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Western Ohio and WesBanco. Accordingly, actual results could vary significantly from those set forth in the respective projections.



     FBR does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Western Ohio and WesBanco are adequate to cover such losses. In addition, FBR does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Western Ohio or WesBanco, nor was FBR provided with such appraisals. Furthermore, FBR assumes that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any material terms or conditions by Western Ohio, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate entity or the combined entity. In rendering its opinion, FBR also assumed that the merger will be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1936, as amended.



     FBR's opinion is directed to the Western Ohio board of directors and relates only to the fairness to the holders of shares of Western Ohio common stock of the merger consideration set forth in the definitive merger agreement from a financial point of view, and does not address any other aspect of the merger, the merits of the underlying decision by Western Ohio or WesBanco to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to Western Ohio or WesBanco. FBR did not express any opinion as to the price at which shares of Western Ohio common stock or WesBanco common stock may trade subsequent to the announcement of the merger or as to the price at which shares of WesBanco may trade subsequent to the consummation of the merger.



     In connection with rendering its April 1, 2004 written opinion to the Western Ohio board of directors, FBR performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by FBR. FBR believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them.


     The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, FBR also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, FBR drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in FBR's analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by FBR were assigned a greater significance by FBR than any other in deriving its opinion.

     Comparable Company Analysis. FBR reviewed and compared actual stock market data and actual and estimated selected financial information for Western Ohio with corresponding information for 11 publicly traded Midwest thrifts with assets between $200 million and $700 million, an equity to assets ratio above 10% and core return on average equity ratio below 6% (the "Western Ohio Peer Group"). The following is the Western Ohio Peer
Group:


      TICKER                         BANK NAME                        CITY, STATE
      ------                         ---------                        -----------
 1.  LNCB            Lincoln Bancorp                             Plainfield, IN
 2.  WAYN            Wayne Savings Bancshares, Inc.              Wooster, OH
 3.  CFSL            Chesterfield Financial Corp.                Chicago, IL
 4.  NLVS            Northern Savings & Loan Company*            Elyria, OH
 5.  FFBI            First Federal Bancshares, Inc.*             Colchester, IL
 6.  UCBC            Union Community Bancorp                     Crawfordsville, IN
 7.  PFED            Park Bancorp, Inc.*                         Chicago, IL
 8.  NEIB            Northeast Indiana Bancorp, Inc.             Huntington, IN
 9.  FBTC            First BancTrust Corporation                 Paris, IL
10.  FBEI            First Bancorp of Indiana, Inc.              Evansville, IN
11.  MCBF            Monarch Community Bancorp, Inc.             Coldwater, MI

---------------


* December 31, 2003 data was not available at the time.



     The following table represents a summary analysis of the Western Ohio Peer Group based on market prices as of March 26, 2004 and the latest publicly available financial data as of or for the twelve months ended December 31, 2003 (or September 30, 2003, as the case may be):



                                                        WESTERN OHIO
                                                         PEER GROUP
                                                      ----------------
                                                       MEAN     MEDIAN    WESTERN OHIO
                                                       ----     ------    ------------
Tangible equity to tangible assets ratio...........    13.6%     12.7%        11.1%
Efficiency ratio...................................    66.4%     67.2%        69.5%
Core return on average assets......................    0.72%     0.75%        0.70%
Core return on average equity......................    5.39%     6.45%        5.72%
Price to last twelve months core earnings..........    20.0x     20.7x        23.0x
Price to book value................................   123.3%    120.2%       131.2%
Price to tangible book value.......................   126.0%    121.8%       131.2%
Dividend yield.....................................     2.2%      2.5%         3.1%


     FBR reviewed and compared actual stock market data and actual and estimated selected financial information for WesBanco with corresponding information for 13 publicly traded banks headquartered in West

Virginia and its contiguous states with assets between $1.0 billion and $5.0 billion and a core return on average assets between 0.75% and 1.25% (the "WesBanco Peer Group"). The following is the WesBanco Peer Group:

      TICKER                         BANK NAME                        CITY, STATE
      ------                         ---------                        -----------
 1.  SUSQ            Susquehanna Bancshares, Inc.                Lititz, PA
 2.  PBKS            Provident Bankshares Corporation            Baltimore, MD
 3.  FCF             First Commonwealth Financial Corp.          Indiana, PA
 4.  FFBC            First Financial Bancorp.                    Hamilton, OH
 5.  NPBC            National Penn Bancshares, Inc.              Boyertown, PA
 6.  CTBI            Community Trust Bancorp, Inc.               Pikeville, KY
 7.  CMTY            Community Banks, Inc.                       Harrisburg, PA
 8.  PEBO            Peoples Bancorp Inc.                        Marietta, OH
 9.  VFGI            Virginia Financial Group, Inc.              Culpeper, VA
10.  FNBP            FNB Corporation                             Christianburg, VA
11.  FFKT            Farmers Capital Bank Corporation            Frankfort, KY
12.  FUNC            First United Corporation                    Oakland, MD
13.  CBMD            Columbia Bancorp                            Columbia, MD

     The following table represents a summary analysis of the WesBanco Peer Group based on market prices as March 26, 2004 and the latest publicly available financial data as of or for the twelve months ended December 31, 2003:


                                                        WESBANCO PEER GROUP
                                                        --------------------
                                                          MEAN       MEDIAN     WESBANCO
                                                        --------    --------    --------
Tangible equity to tangible assets ratio.............      7.4%        7.3%        7.7%
Efficiency ratio.....................................     62.2%       62.1%       56.1%
Core return on average assets........................     1.04%       1.02%       1.03%
Core return on average equity........................    12.00%      11.58%      10.86%
Price to last twelve months core earnings............     17.7x       18.0x       17.4x
Price to book value..................................    200.9%      203.1%      203.1%
Price to tangible book value.........................    242.5%      237.9%      237.9%
Dividend yield.......................................      3.0%        3.2%        3.3%


     Comparable Transaction Analysis. FBR reviewed and compared actual information for groups of comparable pending (as of March 26, 2004) and completed transactions (since December 31, 2002) it deemed pertinent to an analysis of the merger. The implied acquisition price was compared to the median ratios of (i) price to last twelve months earnings, (ii) price to book value,
(iii) price to tangible book value and (iv) core deposit premium, for each of the following five pending and recently completed transaction comparable groups:

     - all thrift acquisitions with the selling thrift headquartered in the Midwest region ("Comparable Regional Deals");

     - all thrift acquisitions with the target thrift having assets between $150 million and $500 million ("Comparable Asset Size");

     - all thrift acquisitions with the target thrift having an equity to assets ratio between 10.0% and 15.0% ("Comparable Capitalization");


     - all thrift acquisitions with the target thrift having a return on average assets between 0.25% and 1.00% ("Comparable Profitability"); and


     - all thrift acquisitions with the target thrift having a nonperforming assets to assets ratio of between 0.25% and 1.00% ("Comparable Asset Quality").

     FBR calculated an implied valuation for Western Ohio by applying the median price to book value, tangible book value and earnings and core deposit premium for each of the groups of comparable transactions described above to Western Ohio's current book value, tangible book value, earnings, and core deposits. FBR concluded that this analysis implied a valuation range of $59.0 million to $72.1 million for Western Ohio as compared to the $65.1 million indicated value of the WesBanco proposal under the merger agreement.



     Contribution Analysis. FBR analyzed the contribution of each company to the resulting combined company relative to the approximate ownership of the resulting combined company assuming 100% stock consideration. This analysis indicated that Western Ohio stockholders would have approximately 9.9% of the pro forma ownership of the combined company as compared to the 5.7% of pro forma ownership of WesBanco under the merger agreement. Western Ohio's approximate contributions are listed below by category:


                                                               WESTERN OHIO
                                                               ------------
Loans.......................................................      14.8%
Deposits....................................................       9.1%
Equity......................................................      12.2%
Tangible equity.............................................      14.5%
Last twelve month core earnings.............................       6.8%
2004 estimated earnings.....................................       6.9%

     Accretion/Dilution Analysis. On the basis of financial projections and estimates of ongoing cost savings accruing to the resulting combined company provided to FBR by management of Western Ohio and WesBanco, as well as estimated one-time costs related to the merger, FBR compared per share equivalent earnings, cash dividends, book value and tangible book value of the resulting combined company to the stand-alone projections for Western Ohio and WesBanco. No assumptions were made regarding revenue enhancements following the completion of the transaction.

     The accretion/dilution analysis demonstrated that, among other things, the merger would result in:


     - an estimated 51.9% accretion to earnings per share for Western Ohio stockholders in 2005; and an estimated 2.9% accretion to earnings per share for WesBanco stockholders in 2005 who owned stock of WesBanco after closing, assuming full realization of estimated cost savings in 2005;



     - an estimated increase in annual dividend of $0.22 per share for Western Ohio stockholders who owned stock of WesBanco after closing assuming WesBanco maintained its current dividend policy; and no change in cash dividends for WesBanco stockholders; and



     - an estimated 16.0% dilution to book value and 33.4% dilution to tangible book value for Western Ohio stockholders who owned stock of WesBanco after closing; and an estimated 5.1% accretion and 0.4% dilution to book value and tangible book value per share, respectively, for WesBanco stockholders.



     Discounted Cash Flow Analysis. FBR performed a discounted cash flow analysis with regard to Western Ohio in an acquisition scenario. This analysis utilized a range of discount rates of 9.0% to 14.0% and a range of terminal earnings multiples of 14.5x to 16.5x. The analysis resulted in a range of present values of $51.1 million to $71.7 million for Western Ohio as compared to the $65.1 million indicated value of the WesBanco proposal pursuant to the merger agreement. As indicated above, this analysis was based on Western Ohio's and WesBanco's senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities currently trade or will trade at any time in the future. FBR included the discounted cash flow analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.


     Other Analyses. FBR also reviewed certain other information including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit market share.

     No company used as a comparison in the above analyses is identical to Western Ohio, WesBanco or the combined resulting company, and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Western Ohio, WesBanco and the combined resulting company are being compared.



     In connection with the delivery of its written opinion dated as of the date of this proxy statement/ prospectus, FBR performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. FBR did not perform any analyses in addition to those described above in updating the written opinion.



     For its financial advisory services provided to Western Ohio, FBR has been paid a fee of $110,000 as of the date of this document and will be paid an additional fee at the time of closing of the merger such that the total fees paid to FBR will equal 1.25% of the aggregate transaction value. In addition, Western Ohio has agreed to reimburse FBR for all reasonable out-of-pocket expenses incurred by it on Western Ohio's behalf, as well as to indemnify FBR against certain liabilities, including any such liabilities which may arise under the federal securities laws.



     FBR is a member of the National Association of Securities Dealers and in the conduct of its broker-dealer activities may from time to time purchase securities from, and sell securities to, Western Ohio and/or WesBanco. FBR may also have purchased and sold the securities of both Western Ohio and WesBanco for FBR's own account and for the accounts of its customers. FBR has in the past, and may in the future, seek to provide investment banking services for WesBanco.


WESTERN OHIO'S REASONS FOR THE MERGER

     Western Ohio's board of directors believes that the merger is fair to, and in the best interests of, Western Ohio and its stockholders and has approved the merger agreement. In reaching this determination, the Western Ohio board of directors, without assigning any relative or specific weights, considered a number of factors, both from a short-term and long-term perspective, including, without limitation, the following:

     - The current and prospective environment in which Western Ohio operates, including national, state and local economic conditions, Western Ohio's competitive environment, the increased regulatory burdens on financial institutions generally and smaller community banks in particular, the trend towards consolidation in the financial services industry in general and among financial institutions in Ohio and the likely effect of the foregoing factors on Western Ohio's potential growth, development, productivity and profitability;

     - The business, financial condition, results of operation, market valuations and acquisition history of WesBanco and the opportunity for Western Ohio stockholders to participate in any future growth of WesBanco by obtaining WesBanco common stock in the merger;

     - The assessment of the Western Ohio board of WesBanco's existing business, financial condition, and results of operations, and potentially, including, but not limited to, its capability for expansion, development, productivity and profitability;

     - A detailed study of the financial impact of the merger on Western Ohio's stockholders which confirmed, (A) based on an exchange ratio of 1.18 and the closing price of $31.12 for WesBanco common stock as of April 1, 2004, the last trading day before the merger was announced publicly, Western Ohio stockholders would receive an 18.8% premium to Western Ohio's market value of $30.91 per share of its common stock on April 1, 2004 and (B) based on a price of $35.00 cash per Western Ohio share, Western Ohio stockholders would receive a 13.2% premium to Western Ohio's market value of $30.91 per share of its common stock on April 1, 2004. On a per share equivalent basis, Western Ohio's shareholders would experience an increase in earnings per share of 51.9% in 2005 as well as an increase in dividends of 22.3%;

     - The anticipated tax-free treatment of the exchange of Western Ohio common stock for WesBanco common stock for Western Ohio stockholders receiving WesBanco common stock in the merger (except for cash in lieu of fractional shares), (See "The Merger -- Certain Federal Income Tax Consequences of the Merger");

     - The due diligence review of WesBanco's operations, financial records, capital position and legal matters conducted by Western Ohio's employees, financial advisors, and attorneys;

     - The presentation and analysis by FBR to Western Ohio's board of directors on April 1, 2004, and the written opinion of FBR that, as of April 1, 2004, the merger consideration was fair to the stockholders of Western Ohio from a financial point of view;

     - The condition in the merger agreement that permits Western Ohio to terminate the merger agreement if the average closing price of WesBanco common stock during a specified period before receipt of the last required regulatory approval of the merger is less than $24.896 and WesBanco common stock underperforms an index of financial institutions by a specified amount, unless WesBanco were to elect to make a compensating adjustment to the exchange ratio; and

     - Other benefits of the WesBanco offer including (i) the WesBanco offer containing no collar in the event WesBanco's stock price was to increase in the period between signing and closing and (ii) the WesBanco offer including one board seat on WesBanco's banking subsidiary for a Western Ohio director and seats on an advisory board for all members of Western Ohio's board of directors;

     - The ability to provide WesBanco's Wealth and Asset Management services (Trust, Insurance and Brokerage) to existing and prospective Western Ohio commercial and upscale retail customers that are currently not available that would likely require significant investment of time and money to develop at Western Ohio coupled with the ability to provide newly developed products and services more timely and cost-effectively;


     - Cornerstone Bank's ability to initially operate as a separate regional division with selected autonomy within WesBanco's organizational structure with the retention of the President and key managers who are familiar with the Springfield/Dayton local commercial and retail banking market; and


     - WesBanco's intention to retain most of Western Ohio's employees.

WESBANCO'S REASONS FOR THE MERGER

     The board of directors of WesBanco considered a number of reasons in voting to approve the proposed merger. First, the merger will provide WesBanco with the opportunity to significantly expand its existing franchise to include markets which it perceives offer significant growth opportunities in the Dayton-Springfield area of Ohio. Western Ohio operates in three counties in this region, namely, Montgomery County, Clark County and Green County. Its seven locations in these counties give access to markets with a significant population base with a median income in excess of $40,000. Given the limited product offerings which Cornerstone Bank has had available to offer its customers, WesBanco believes that Cornerstone Bank, upon its merger with WesBanco Bank, will be able to compete more effectively for commercial loans, trust and investment services through offerings of new and alternative products not previously offered by Cornerstone Bank. These new product offerings should facilitate a more competitive position for Cornerstone Bank in the Springfield-Dayton market and give it opportunities for significant expansion and growth within that market.

     Secondly, the board of directors of WesBanco considered the geographic diversification that the Dayton-Springfield market offered to its own stockholders by expanding into areas other than West Virginia where it currently holds approximately 84% of its total loans. The expansion in Ohio will permit WesBanco to approximately double its total loans outside the State of West Virginia from 16% to approximately 32%. This shifting of assets will permit greater economic and geographic diversification for its existing stockholders and help insulate it from economic downturns in specific geographic markets in which it currently operates.

     Third, the board of directors noted the success that WesBanco has enjoyed in the Columbus market in expanding its commercial lending function during the past year by growing commercial loans in excess of

$60 million in the prior twelve months. Its ability to compete in that growing market encouraged WesBanco's board to expand into other regions within close proximity to the Columbus area to permit it to provide a regional commercial lending effort. The acquisition of Western Ohio will assist in that endeavor.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Western Ohio board of directors with respect to the merger agreement, Western Ohio stockholders should be aware that certain persons, including some of the directors and executive officers of Western Ohio, have interests in the merger that are in addition to their interests as stockholders of Western Ohio generally. The Western Ohio board was aware of these interests and considered them in approving the merger.

     Change in Control Provisions. John W. Raisbeck, the President and Chief Executive Officer of Western Ohio, will be entitled to certain benefits as a result of the merger under the terms of his employment agreement with Western Ohio and under the Amended and Restated Western Ohio Financial Corporation Deferred Compensation Plan. As a result of the merger, Mr. Raisbeck will be entitled to receive a lump sum payment of $499,500 under the terms of his pre-existing employment agreement with Western Ohio, his accrued and vested balance of deferred compensation of $1.1 million due to his participation in the plan for a number of years prior to the merger and an additional $100,000 for bringing the transaction to successful closure, which was specifically approved by the board of directors of Western Ohio for services to Western Ohio prior to the execution of the merger agreement and was not contingent on the merger.

     In addition, under the terms of existing employment agreements between Western Ohio and certain of its executive officers, if the merger is consummated and in connection with or within 12 months following the effective date of the merger either (i) the executive's employment is terminated for any reason other than for Cause (as defined in the respective agreements), or (ii) the executive terminates his employment following (A) a reduction in the executive's salary,
(B) a diminution of the executive's duties or (C) a relocation of the executive's work location of more than 60 miles from his previous work location, the executive will be entitled to receive a lump-sum cash payment equal to the greater of:

     - two years salary, or

     - the executive's applicable salary for the remaining term of his employment agreement.

     Execution of New Employment Agreements. In connection with the proposed merger, John Raisbeck entered into an employment agreement with WesBanco, contingent upon completion of the merger, to become WesBanco's market president of the Springfield, Ohio market. The employment agreement is for a term of one year and provides Mr. Raisbeck an annual base salary of at least $299,550 and provides Mr. Raisbeck substantially the same benefits that Mr. Raisbeck received as President and Chief Executive Officer of Western Ohio and provides certain death and disability benefits. After the initial one-year term, the employment period may be extended only with the mutual consent of Mr. Raisbeck and WesBanco. After the employment period ends, Mr. Raisbeck is obligated to refrain from competition, to observe confidentiality provisions and to provide consulting services for an additional two years. For the two-year non-competition, confidentiality and consulting period, Mr. Raisbeck will receive 25 monthly payments of $10,000 each. If Mr. Raisbeck's employment is terminated for other than Cause (as defined in the employment agreement) or he resigns for Good Reason (as defined in the employment agreement), Mr. Raisbeck generally will be entitled to receive the remainder of the salary he would have received had his employment not been terminated, any unreimbursed business expenses and unpaid accrued vacation and any other amounts he would be entitled to under any benefit plan or by law. Mr. Raisbeck is also to be appointed to the board of directors of WesBanco Bank for a minimum period of one year under his employment agreement and the merger agreement.

     Also in connection with the proposed merger, Robert P. Brezing, Senior Vice President of Western Ohio, Philip R. Teusink, Vice President of Cornerstone Bank and William E. Whitmoyer, Senior Vice President of Western Ohio, have each entered into employment agreements with WesBanco and its banking subsidiary, WesBanco Bank, and non-competition and confidentiality agreements with WesBanco Bank, all of which are contingent upon the consummation of the merger. Each of the employment agreements provides for a term of two years. Messrs. Brezing, Whitmoyer and Teusink will each receive an annual base salary in an amount to be determined by the board of directors of WesBanco Bank, but in no event shall such amount be less than $140,295 in the case of Mr. Brezing, $115,500 in the case of Mr. Whitmoyer, and $95,238 in the case of Mr. Teusink. In addition, each executive will be entitled to receive such other benefits and perquisites as WesBanco Bank provides to its other executives. If WesBanco Bank terminates the employment of any of Messrs. Brezing, Whitmoyer and Teusink without cause (as defined in the employment agreements), or other than due to death of the executive or by mutual agreement, WesBanco will be obligated to pay such person an amount equal to the greater of (i) six months of base salary at his then current base rate or (ii) the base salary such person would have received had he continued to be employed through the end of the existing term of the employment agreement. The non-competition and confidentiality agreements provide one-time payments to Messrs. Brezing, Whitmoyer and Teusink at the closing of the merger in the amounts of $140,295, $115,500 and $95,238, respectively.

     Employee Severance Benefits. Pursuant to the merger agreement, WesBanco has agreed to use commercially reasonable efforts to continue the employment of most of the employees of Western Ohio and its subsidiaries after the merger. Any employees that are not offered the opportunity to continue as employees after the merger will be entitled to receive:

     - severance compensation of not less than one week of pay for each year of service with Western Ohio, with a minimum of four weeks of severance pay and a maximum of 26 weeks of severance pay; and

     - certain outplacement consultation services at a cost not to exceed $1,000 per employee.

     Continued Board Service. Pursuant to the merger agreement, one Western Ohio director shall be appointed to the board of directors of WesBanco Bank for at least one year. Mr. Raisbeck is entitled to be the Western Ohio director so appointed under his employment agreement with WesBanco. In addition, each member of the Western Ohio board of directors at the effective time of the merger shall be appointed to a newly created advisory board for WesBanco Bank. Each such advisory board member shall serve for at least one year and shall receive annual compensation in an amount equal to the amount received by such member in the fiscal year ended December 31, 2003 for service on the Western Ohio board of directors.

     Indemnification. WesBanco has agreed that it will, following the effective time of the merger for a period of six years, indemnify, defend, and hold harmless the current and former directors and officers of Western Ohio against all costs, expenses, claims, damages, or liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by applicable law, including provisions relating to advances of expenses. The merger agreement further provides that WesBanco shall provide six years of extended liability insurance to provide for continued coverage of Western Ohio's directors and officers with respect to matters occurring prior to the effective time of the merger.


     Ownership by Western Ohio Officers and Directors. As of June 30, 2004, directors and officers of Western Ohio beneficially owned, in the aggregate, 316,462 shares of Western Ohio common stock, representing approximately 17.5% of the outstanding shares of Western Ohio common stock. All of Western Ohio's directors and officers that own Western Ohio common stock will, as a result of the merger, be entitled to elect to receive the same merger consideration for each share of Western Ohio common stock owned by him or her as every other Western Ohio stockholder. Directors and officers of Western Ohio will be treated the same as other Western Ohio stockholders, except that they may be subject to certain restrictions on any resale of WesBanco common stock received by them pursuant to the merger.


REGULATORY APPROVALS

     WesBanco and Western Ohio have agreed to use their best efforts to obtain all regulatory approvals required to consummate the acquisition, which include approval from the Board of Governors of the Federal Reserve System under the Bank Merger Act and the Bank Holding Company Act. In reviewing applications for transactions of this type, the Federal Reserve Board must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the Federal Reserve Board may not approve a transaction if it will result in a monopoly or otherwise be anticompetitive. Furthermore, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While we believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger or, if any proceeding is instituted, as to the result of the challenge. On July 6, 2004, the Federal Reserve approved the merger.


     As required by the Home Owners' Loan Act and the Bank Merger Act, we provided notice of the merger to the Office of Thrift Supervision on May 25, 2004.


     The merger is also subject to the prior approval of the West Virginia Board of Banking and Financial Institutions. On June 14, 2004, the West Virginia Board of Banking and Financial Institutions approved the merger.


     Western Ohio and WesBanco have filed all required applications for regulatory review and approval or notice in connection with the merger. The merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under "The Merger
 -- Conditions to the Merger."

     The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Western Ohio common stock to WesBanco common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

APPRAISAL RIGHTS

     If the merger is consummated, a holder of record of Western Ohio common stock who properly makes a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under
Section 262 of the Delaware General Corporation Law and to receive payment for the "fair value" of those shares, instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a Western Ohio common stockholder must (1) continue to hold his or her shares through the effective time of the merger; (2) strictly comply with the procedures of Section 262; and (3) not vote in favor of the merger agreement. This proxy statement/prospectus is being sent to all holders of record of Western Ohio common stock on the record date for the Western Ohio special meeting and constitutes notice of the appraisal rights available to those holders under Section 262. All references in this summary of appraisal rights to a "stockholder" or "holder" of shares of Western Ohio common stock are to the record holder or holders of shares of Western Ohio common stock.

     The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures of Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under
Section 262. The following is a summary of the principal provisions of Section
262. The following summary is not a complete statement of Section 262 of the Delaware General Corporation Law, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference. A copy of Section 262 is attached as Annex C to this proxy statement/prospectus.

     A holder of Western Ohio common stock who elects to exercise appraisal rights under Section 262 must not vote in favor of the merger and must deliver a written demand for appraisal of such holder's shares of Western Ohio common stock prior to the vote on the merger agreement. A vote against the merger agreement does not constitute a demand for appraisal. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of his or her shares. All demands should be delivered to John
W. Raisbeck, President and Chief Executive Officer of Western Ohio Financial Corporation, 28 East Main Street, Springfield, Ohio 45502.

     Only a record holder of shares of Western Ohio common stock on the date of making a written demand for appraisal who continuously holds those shares through the effective time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record and must reasonably inform Western Ohio of the identity of the stockholder of record. If Western Ohio common stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If Western Ohio common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares. If a stockholder holds shares of Western Ohio common stock through a broker who in turn holds shares of Western Ohio common stock through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

     A record holder such as a broker who holds shares of Western Ohio common stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of Western Ohio common stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of Western Ohio common stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of Western Ohio common stock held in the name of the record owner.

     Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of appraisal rights before the date of the Western Ohio special meeting.

     Within 10 days after the effective date of the merger, the surviving corporation to the merger is required to send notice of the adoption of the merger agreement to all stockholders who have complied with Section 262 and who have not voted in favor of the merger.

     Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Western Ohio common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should assume that the surviving corporation will not file a petition with respect to the appraisal of the fair value of their shares and should not assume that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder's right to an appraisal to cease.

     Within 120 days after the effective date of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the surviving corporation a statement setting forth the total number of shares of Western Ohio common stock not voted in favor of the merger agreement with respect to which demands for appraisal have been received by the surviving corporation and the number of holders of those shares. The statement must be mailed within 10 days after the surviving corporation has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

     If a petition for appraisal is duly filed by a stockholder, a copy of the petition will be delivered to the surviving corporation, which will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Western Ohio common stock. After notice to dissenting stockholders, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with
Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value.

     Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. Moreover, WesBanco and Western Ohio do not anticipate that the surviving corporation will offer more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Western Ohio common stock is less than the merger consideration. In determining "fair value", the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. However, costs do not include attorneys' and expert witness fees. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Western Ohio common stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

     Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stockholder's Western Ohio common stock for any purpose or receive payment of dividends or other distributions, if any, on the Western Ohio common stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the effective time of the merger.

     A stockholder may withdraw a demand for appraisal and accept the consideration payable pursuant to the merger agreement at any time within 60 days after the effective time of the merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the surviving corporation. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of Western Ohio common stock who had demanded appraisal for such holder's shares fails to perfect or loses the right to appraisal, those shares will be treated as if they were converted into the consideration payable pursuant to the merger agreement at the time of the merger.

     In view of the complexity of these provisions of the Delaware General Corporation Law, any Western Ohio stockholder who is considering exercising appraisal rights should consult a legal advisor.

RESTRICTIONS ON RESALES BY AFFILIATES OF WESTERN OHIO

     The shares of WesBanco common stock that you will receive in the merger will be registered under the Securities Act of 1933. Such shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of Western Ohio or WesBanco as that term is defined under the Securities Act of 1933.

     If you are an affiliate of Western Ohio before the merger or an affiliate of WesBanco after the merger, you may resell the shares of WesBanco common stock issued to you in the merger only:

     - pursuant to an effective registration statement;

     - pursuant to Rule 145 under the Securities Act of 1933; or

     - in transactions exempt from registration.

     An "affiliate" of Western Ohio, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Western Ohio. The foregoing restrictions are expected to apply to the directors, executive officers, and the beneficial holders of 10% or more of the shares of Western Ohio common stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations, or other entities in which any such person has a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by WesBanco to its transfer agent with respect to the WesBanco common stock to be received by persons subject to the restrictions described above. Western Ohio has agreed to use its diligent efforts to obtain from each of those persons identified by Western Ohio as its affiliates appropriate agreements that each such individual will not make any sales of shares of WesBanco common stock received upon consummation of the merger, except in compliance with the restrictions described in this paragraph. WesBanco is not obligated and does not intend to register for resale the shares issued to affiliates of Western Ohio.

ACCOUNTING TREATMENT


     WesBanco will account for the merger using the purchase method of accounting. Under this method of accounting, WesBanco will record the estimated fair value of Western Ohio's assets and liabilities on its financial statements. The difference between the purchase price paid by WesBanco and the estimated fair value of Western Ohio's tangible and identifiable intangible assets net of its liabilities will be recorded on WesBanco's books as goodwill. The application of this accounting treatment is shown in the unaudited pro forma condensed combined financial information included on pages 14 through 18 of this proxy statement/ prospectus.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion addresses the material United States federal income tax consequences of the merger to holders of Western Ohio common stock. The discussion is based on the Tax Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Western Ohio stockholders that hold their Western Ohio common stock as a capital asset within the meaning of Section 1221 of the Tax Code. This discussion does not address all aspects of United States federal taxation that may be relevant to a particular shareholder in light of its personal circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including:

     - banks or trusts,

     - tax-exempt organizations,

     - insurance companies,

     - dealers in securities or foreign currency,

     - traders in securities who elect to apply a mark-to-market method of accounting,

     - pass-through entities and investors in such entities,

     - foreign persons,

     - shareholders who received their Western Ohio common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

     - shareholders who hold Western Ohio common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

     In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

  EACH HOLDER OF WESTERN OHIO COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.


     The merger is conditioned upon receipt at the closing of legal opinions from Kirkpatrick & Lockhart LLP, tax counsel to WesBanco, and Katten Muchin Zavis Rosenman, counsel to Western Ohio, to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from officers of WesBanco and Western Ohio, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Tax Code and each of WesBanco and Western Ohio will be a "party" to the reorganization within the meaning of Section 368(b) of the Tax Code. Neither of these opinions is binding on the Internal Revenue Service or the courts, and neither Western Ohio nor WesBanco intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.



     In this regard, WesBanco has represented that the aggregate value of the WesBanco common stock to be received by Western Ohio stockholders in the merger will not be less than 42.5% of the aggregate value of the total consideration received by the Western Ohio stockholders in the merger. If this representation is not true as of the closing, Kirkpatrick & Lockhart LLP and Katten Muchin Zavis Rosenman may be unable to render the opinions upon which the closing is conditioned.


     As of the date of this Proxy Statement/Prospectus, each of WesBanco and Western Ohio believes that all of these representations and assumptions are now, and will be at, as of, and after the time the merger becomes effective, accurate; however, the representation regarding the relative value of our stock to the aggregate consideration to be received by the holders of Western Ohio in the merger can be made only at the close of business on the effective date of the merger. If either WesBanco or Western Ohio learns at or before that time that the representations and the assumptions are false or materially incorrect and that its counsel therefore believes that the merger is unlikely to be treated as a tax-free reorganization, then additional stockholder approval will be obtained before consummation of the merger.

     The remainder of this discussion assumes that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Tax Code.

     The United States federal income tax consequences of the merger to a Western Ohio stockholder generally will depend on whether the stockholder exchanges its Western Ohio common stock for cash, WesBanco common stock or a combination of cash and WesBanco common stock.

  Receipt of Cash Only

     Gain or Loss. In general, a Western Ohio stockholder who, pursuant to the merger, receives only cash in exchange for Western Ohio common stock will recognize capital gain or loss equal to the difference between the amount of cash received and such Western Ohio stockholder's adjusted tax basis in the Western

Ohio common stock shares surrendered (unless the Western Ohio stockholder actually or constructively owns WesBanco common stock and the receipt of cash has the effect of the distribution of a dividend for U.S. federal income tax purposes as discussed below under "-- Receipt of WesBanco Common Stock and Cash"). Such gain or loss will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such Western Ohio common stock shares is more than one year.

  Receipt of WesBanco Common Stock Only

     No Gain or Loss. A Western Ohio stockholder who, pursuant to the merger, receives only WesBanco common stock in exchange for Western Ohio common stock will not recognize any gain or loss upon such exchange, except in respect of cash received in lieu of a fractional share of WesBanco common stock (as discussed below under "-- Cash in Lieu of a Fractional Share").

     Tax Basis. The aggregate adjusted tax basis of WesBanco common stock received in the merger generally will be equal to the aggregate adjusted tax basis of the Western Ohio common stock surrendered therefor, decreased by the amount of any tax basis allocable to any fractional share interest in WesBanco common stock for which cash is received.

     Holding Period. The holding period of WesBanco common stock received in the merger will include the period during which the shares of Western Ohio common stock were held.

  Receipt of WesBanco Common Stock and Cash

     Gain But No Loss. A Western Ohio stockholder who, pursuant to the merger, receives a combination of cash and WesBanco common stock in exchange for Western Ohio common stock will recognize gain, but not loss in an amount equal to the lesser of:

     - the amount of gain realized with respect to the Western Ohio common stock; and

     - the amount of cash received (other than cash received in lieu of a fractional share of WesBanco common stock, which will be taxed as discussed below under "-- Cash in Lieu of a Fractional Share").

     The amount of gain realized with respect to the Western Ohio common stock exchanged will equal the excess, if any, of:

     - the sum of the cash received plus the fair market value of WesBanco common stock received over

     - the Western Ohio stockholder's adjusted tax basis in such Western Ohio common stock shares.

     For this purpose, gain or loss must be calculated separately for each identifiable block of shares of Western Ohio common stock surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and WesBanco common stock shares should be allocated among different blocks of their Western Ohio common stock shares surrendered in the merger.

     Any gain recognized will be treated as capital gain unless, as discussed below under "-- Possible Treatment of Cash as a Dividend," the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case such gain will be treated as ordinary dividend income to the extent of the Western Ohio stockholder's ratable share of accumulated earnings and profits of WesBanco. Any capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for the shares of Western Ohio common stock exchanged is more than one year.

     Tax Basis. The aggregate adjusted tax basis of WesBanco common stock received in the merger generally will be equal to the aggregate adjusted tax basis of the shares of Western Ohio common stock surrendered in the merger, reduced by the amount of cash received by the holder in the merger (excluding any cash received instead of a fractional share), and increased by the amount of gain recognized by the holder in the merger (including any portion of the gain that is treated as a dividend, as described below under "-- Possible Treatment of Cash as a Dividend," but excluding any gain or loss resulting from fractional shares).

     Holding Period. The holding period of WesBanco common stock received in the merger will include the holding period of the Western Ohio common stock exchanged therefor.

     Possible Treatment of Cash as a Dividend. For purposes of this determination, the holder of Western Ohio common stock is treated as if it first exchanged all of its shares of Western Ohio common stock solely for WesBanco common stock and then WesBanco immediately redeemed a portion of the WesBanco common stock in exchange for the cash the holder actually received. The gain recognized in this deemed redemption will be treated as capital gain, and not as dividend if the deemed redemption is (1) "substantially disproportionate" with respect to the holder or, (2) "not essentially equivalent to a dividend" (i.e., the deemed redemption results in a "meaningful reduction" in the Western Ohio stockholder's interest in WesBanco common stock). The exchange would be substantially disproportionate with respect to the holder if the holder's percentage interest in WesBanco common stock (including stock constructively owned by the holder) immediately after the merger is less than 80% of what the percentage interest would have been if, hypothetically, the holder had elected to receive solely WesBanco common stock in exchange for all Western Ohio common stock shares owned or constructively owned by the holder before the merger. Whether an exchange would result in a meaningful reduction depends on the particular Western Ohio stockholder's facts and circumstances. The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs can be considered to have a "meaningful reduction" if that shareholder has a minor reduction in its percentage stock ownership in the deemed redemption. Accordingly, the gain recognized in the deemed exchange by such a shareholder would be treated as capital gain. In determining a Western Ohio stockholder's interest in WesBanco common stock, the Western Ohio stockholder would be deemed to own any shares of WesBanco common stock owned, or constructively owned, by certain persons related to such Western Ohio stockholder or that are subject to an option held by the Western Ohio stockholder or a related person.

     These rules are complex and dependent upon the specific factual circumstances particular to each Western Ohio stockholder. Additionally, if pro-ration of the merger consideration occurs, the risk of unintended dividend characterization may be increased. Consequently, each holder should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. Western Ohio stockholders that are corporations should consult their tax advisors regarding their eligibility for a dividends received deduction and the treatment of the dividend as an "extraordinary dividend" under section 1059 of the Tax Code.

  Cash Received in Lieu of a Fractional Share of WesBanco Common Stock

     A Western Ohio stockholder who receives cash instead of a fractional share of WesBanco common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of that fractional share by WesBanco. A Western Ohio stockholder who receives cash in lieu of a fractional share of WesBanco common stock and who does not otherwise hold shares of WesBanco common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the Western Ohio stockholder's tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is more than one year. Western Ohio stockholders who separately hold shares of WesBanco common stock should consult their own tax advisors concerning the treatment of cash received for a fractional share.

  Reporting Requirements

     A holder of Western Ohio common stock receiving WesBanco common stock as a result of the merger may be required to retain records related to such holder's Western Ohio common stock and file with its United States federal income tax return a statement setting forth certain facts relating to the merger.

     The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences of the merger.

  YOU ARE URGED TO CONSULT YOUR TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Pursuant to the merger agreement, Western Ohio and WesBanco have agreed that, until the merger becomes effective or the merger agreement is terminated, whichever occurs first, each will, with some exceptions:

     - use its best efforts to take, or cause to be taken, all necessary actions required to consummate the transactions contemplated by the merger agreement;

     - take all necessary steps to exempt the merger agreement and the merger from applicable anti-takeover laws and charter provisions;

     - cooperate in furnishing information for the preparation and filing of the proxy statement/prospectus;

     - cooperate in the filing of any regulatory applications with respect to the merger; and

     - advise the other party of any material breaches of the representations and warranties, covenants or conditions contained in the merger agreement or any event that is reasonably likely to have a material adverse effect on the party.

     In addition, Western Ohio has agreed that:

     - it will conduct and cause each of its subsidiaries to conduct their respective businesses only in the ordinary and usual course consistent with past practice and not in a manner inconsistent with any representation or warranty contained in the merger agreement;

     - it will not sell, transfer, mortgage, pledge, or subject any of its material assets to a lien or other encumbrance except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be likely to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business and (C) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $50,000;

     - it will not make any capital expenditures, additions or betterments which individually exceed $100,000 or exceed $500,000 in the aggregate and which otherwise are in any manner inconsistent in any material respect with Western Ohio's 2004 capital budget;

     - it will not enter into any material contract that would be reasonably likely to (A) have a material adverse effect on Western Ohio, (B) materially impair Western Ohio's ability to perform its obligations under the merger agreement or (C) prevent or materially delay the consummation of the transactions contemplated by the merger agreement;

     - it will not declare or pay any dividends or other distributions on any shares of Western Ohio common stock other than Western Ohio's regular quarterly dividend of $0.25 per share and dividends by a subsidiary of Western Ohio to its parent;

     - it will not purchase, redeem or otherwise acquire any Western Ohio capital stock other than pursuant to repurchase rights of Western Ohio or certain put rights granted to employees or former employees of Western Ohio;

     - it will not issue or grant any options or other rights to acquire shares of Western Ohio capital stock or its voting debt other than (A) the issuance of Western Ohio common stock pursuant to the existing warrants or options and (B) certain issuances by a subsidiary of Western Ohio;

     - it will not amend its Certificate of Incorporation or Bylaws, except as expressly contemplated by the merger agreement or so required by regulatory agencies;

     - it will not merge or consolidate with any other person or otherwise reorganize;

     - it will not acquire any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures, (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be likely to present a material risk of any material delay in the receipt of any required regulatory approval;

     - other than in the ordinary course of business and except as required by law or certain existing contractual obligations, it will not adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare plan (or similar arrangement);

     - with certain exceptions, it will not increase any compensation or benefits payable to its officers or employees;

     - it will not incur or guarantee certain long-term indebtedness or issue long-term debt securities other than (i) in replacement of existing or maturing debt, (ii) certain indebtedness of its subsidiaries, or (iii) in the ordinary course of business consistent with past practice;

     - except as previously publicly disclosed, it will not change its accounting principles, practices or methods, other than as may be required by GAAP, or the rules and regulations of the SEC or Nasdaq;

     - it will not change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

     - sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any regulatory authority;

     - it will not change any of its commercial or consumer loan policies in any material respect or make any material exceptions thereto, unless so required by applicable law;

     - it will not purchase any mortgage loan servicing rights;


     - it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not reasonably be expected to have a material adverse effect on Western Ohio;



     - it will, and will cause its subsidiaries to, perform all of their obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Western Ohio;



     - it will, and will cause its subsidiaries to, use their commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them;


     - it will maintain its insurance at existing levels;

     - it will provide WesBanco with a schedule of all persons Western Ohio believes to be affiliates of Western Ohio under Rule 145 of the Securities Act of 1933 no later than the 15th day prior to the mailing of this proxy statement/prospectus, and will use its diligent efforts to cause each of those persons to execute and deliver an affiliate letter to WesBanco; and

     - it will not, and will not permit any person acting on its behalf to, solicit, initiate or knowingly encourage or participate in any discussions or furnish any information with respect to any proposal that is reasonably likely to lead to the acquisition of (A) assets or businesses constituting 20% or more of the total consolidated revenues or assets of Western Ohio and its subsidiaries or (B) 20% or more of Western Ohio's common stock.

     In addition, WesBanco has further agreed that:

     - it will use commercially reasonable efforts to continue the employment of the employees of Western Ohio and its subsidiaries and, for those employees whose employment is not continued, WesBanco will provide those individuals with certain benefits;


     - it will honor each of the employment agreements as in effect with each of Western Ohio's subsidiaries;


     - it will permit Western Ohio to create a retention bonus pool to encourage the senior management of Western Ohio to continue their employment through the effective time of the merger;

     - it will use commercially reasonable efforts to cause the shares of WesBanco common stock to be issued in the merger to be approved for listing on Nasdaq;

     - it will provide certain indemnification to the directors and officers of Western Ohio and its subsidiaries for a period of six years after the effective time of the merger;

     - it will cause one director of Western Ohio to be appointed to the board of directors of WesBanco Bank for a term of at least one year after the effective date of the merger; and


     - it will create an advisory board to which each director of Western Ohio will be appointed for at least one year and will receive annual compensation equal to which such directors received during the fiscal year ended December 31, 2003.


CONDITIONS TO THE MERGER

     The respective obligations of Western Ohio and WesBanco to effect the merger are subject to the following conditions, among others:

     - the approval of the merger agreement by the stockholders of Western Ohio;

     - the absence of any order to restrain, enjoin, or otherwise prevent the consummation of the merger entered by any court or administrative body which remains in effect on the date the merger closes;

     - the effective status of the Registration Statement on the date the merger closes;

     - the absence of a pending or threatened stop order or proceedings seeking a stop order suspending the effectiveness of the Registration Statement or any amendments thereto;

     - the receipt of all material governmental or other consents, approvals, and permissions;

     - the receipt of all consents required by the merger agreement to be obtained by WesBanco and Western Ohio;

     - on or before the date the merger closes, the receipt of an opinion from each party's tax counsel to the effect that for federal income tax purposes the merger will be treated as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code, and regarding certain other tax matters;

     - the accuracy in all material respects of the representations and warranties of the parties and the performance by the parties in all material respects of all of their obligations set forth in the merger agreement, and the receipt of a certificate from an appropriate officer certifying the foregoing;

     - the receipt of legal opinions from the parties' counsel;

     - the shares of WesBanco common stock to be issued in the merger shall have been approved for listing on Nasdaq;

     - the parties shall be satisfied with the deductibility of certain payments to be made to John W. Raisbeck in connection with the merger;

     - Western Ohio's subsidiary shall have entered into certain agreements with certain of Western Ohio's senior executives; and

     - the delivery of certified copies of the resolutions duly adopted by the boards of directors and the stockholders of Western Ohio, WOFC, Inc. and WesBanco Bank, and the board of directors of WesBanco approving the merger agreement and authorizing the transactions contemplated therein.

     In addition to the conditions discussed above, WesBanco's obligation to consummate the merger is conditioned upon in the aggregate, an amount of less than 10% percent WesBanco common stock to be issued in the merger being (i) subject to purchase as fractional shares, and (ii) proposed to be issued to Western Ohio stockholders who have perfected their appraisal rights.

     The consummation of the merger by Western Ohio is also conditioned upon Western Ohio having received from its financial advisor an opinion reasonably acceptable to Western Ohio, dated as of the date of the first mailing of this proxy statement/prospectus, to the effect that the consideration to be received by Western Ohio stockholders in the merger is fair, from a financial point of view.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the closing of the merger, either before or after the special meeting of Western Ohio stockholders:

     - by mutual consent of Western Ohio and WesBanco;

     - by either Western Ohio or WesBanco if any of the conditions to such party's obligations to close under the merger agreement have not been met as of the date the merger is to close and such conditions have not been waived by the party adversely affected thereby;

     - by either Western Ohio or WesBanco if the merger will violate any non-appealable final order, decree, or judgment of any court or governmental body having competent jurisdiction;

     - by either Western Ohio or WesBanco if the merger has not closed by December 31, 2004; and

     - by either Western Ohio or WesBanco in the event that the stockholders of Western Ohio do not adopt the merger agreement by the requisite vote at the special meeting or any adjournment thereof.

     In addition, Western Ohio may terminate the merger agreement:

     - in order to enter into an agreement with respect to an unsolicited proposal that if consummated would result in a transaction more favorable to Western Ohio's stockholders from a financial point of view, provided that WesBanco does not make a counteroffer that is at least as favorable to the other proposal and Western Ohio pays the termination fee described below;

     - if Western Ohio's financial advisor shall have refused to deliver the required fairness opinion as of the date of first mailing of this proxy statement/prospectus;

     - during the five-day period ("Election Period") commencing on the first day following the date on which all governmental approvals have been obtained (the "Approval Date"), if each of the following conditions is satisfied:

          (i) the average daily per share closing prices of WesBanco's common stock during the twenty trading days preceding Approval Date (the "WesBanco Ending Price") is less than $24.896;

          (ii) the quotient obtained by dividing the WesBanco Ending Price by $31.12 (the "WesBanco Starting Price") is less than the difference obtained by subtracting 0.20 from the quotient obtained by dividing the Index Price on the Approval Date by the Index Price on April 1, 2004 (the term "Index Price" is defined in the following paragraph);

          (iii) Western Ohio notifies WesBanco of Western Ohio's intention to terminate the merger agreement during the Election Period; and

          (iv) WesBanco elects not to increase the exchange ratio in accordance with the formula described below within the five-day period following its receipt of notice that Western Ohio intends to so terminate the merger agreement.

          The "Index Price" on a particular date means the closing value of the Nasdaq Bank Index as reported on Bloomberg.com.

     The Western Ohio board of directors has made no decision as to whether it would elect to terminate the merger agreement in the event the first two conditions described above are satisfied. Any such decision would be made by the Western Ohio board of directors in light of the circumstances existing at the time. Prior to making any determination to elect to terminate the merger agreement, the Western Ohio board of directors would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision. In this regard, the Western Ohio board of directors would consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under "The Merger -- Western Ohio's Reasons for the Merger." In particular, the Western Ohio board of directors would analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Western Ohio stockholders than the value that could be expected in the event Western Ohio were to continue as an independent company (which would occur if the Western Ohio board of directors were to elect to abandon the merger and WesBanco determined not to increase the exchange ratio). In addition, the Western Ohio board of directors would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio continued to be fair from a financial point of view to Western Ohio's stockholders. There can be no assurance that the Western Ohio board of directors would exercise its right to terminate the merger agreement if the first two conditions set forth above were satisfied. If Western Ohio elected not to terminate the merger agreement, which it could do without any action on the part of Western Ohio stockholders, the exchange ratio of WesBanco common stock would remain 1.18.

     If each of the first two conditions set forth above were satisfied and the Western Ohio board of directors were to elect to terminate the merger agreement, WesBanco would then have the option of increasing the consideration payable to Western Ohio stockholders by adjusting the exchange ratio in the manner described below. WesBanco would be under no obligation to adjust the exchange ratio and there can be no assurance that WesBanco would elect to adjust the exchange ratio if Western Ohio were to exercise its option to terminate the merger agreement. Any such decision would be made by WesBanco in light of the circumstances existing at the time. If WesBanco were to elect to adjust the exchange ratio, Western Ohio would then not have any right to terminate the merger agreement as a result of the above-described circumstances, and the merger agreement would remain in effect, with the adjusted exchange ratio.

     The operation of the conditions permitting Western Ohio to terminate the merger agreement based on a decrease in the market price of the WesBanco common stock reflects the parties' agreement that Western Ohio stockholders would assume the risk of a decline in value of the WesBanco common stock to $24.896 per share under any circumstances and that such stockholders would assume the risk of a more significant decline in value of the WesBanco common stock unless the percentage decline in the value of the WesBanco common stock from $31.12 to the average value of WesBanco common stock during the twenty day period immediately preceding the Approval Date is more than 20 percentage points greater than the percentage decrease, if any, in the Index Price from April 1, 2004 to the Approval Date. The premise of this agreement is that a decline in the value of WesBanco's common stock which is comparable to the decline in the value of an index of comparable publicly-traded stocks is indicative of a broad-based change in market and economic conditions affecting the financial services industry generally rather than factors which affect the value of the WesBanco common stock in particular.

     The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of WesBanco's common stock may be illustrated by the following three scenarios:

     (1) One scenario is that the WesBanco Ending Price is above $24.896. In this event, there would be no adjustment to the 1.18 exchange ratio and Western Ohio would be obligated to consummate the merger regardless of the change in the Index Price (assuming all other conditions to Western Ohio's obligations were satisfied or waived).

     (2) A second scenario is that the WesBanco Ending Price is less than $24.896 but that the percentage decline in the price of the WesBanco common stock from the initial measurement price of $31.12 is not more than 20 percentage points greater than the percentage decline, if any, in the Index Price. Under such circumstances, there would be no adjustment to the 1.18 exchange ratio and Western Ohio would be obligated to consummate the merger (assuming all other conditions to Western Ohio's obligations were satisfied or waived).

     (3) A third scenario is that the WesBanco Ending Price is less than $24.896 and the percentage decline in the price of WesBanco common stock from the initial measurement price is more than 20 percentage points greater than the decline in the Index Price. Under such circumstances, Western Ohio would have the right, but not the obligation, to terminate the merger agreement unless WesBanco elected to increase the exchange ratio to the lesser of:

     - the number obtained by dividing (A) $29.377 (the product of the WesBanco Starting Price, 0.80 and the exchange ratio of 1.18) by (B) the WesBanco Ending Price; and

     - the number equal to the product of the exchange ratio multiplied by a fraction, the numerator of which is the number obtained by subtracting
       0.20 from the quotient obtained by dividing the Index Price on the Approval Date by the Index Price on April 1, 2004, and the denominator of which is the price determined in the bullet above divided by the WesBanco Starting Price.


     For example, if the WesBanco Ending Price was $23.00 and the Index Price was 2,966.47 on April 1, 2004 and 2,900 on the Approval Date, Western Ohio would have the right to elect to terminate the merger agreement because (i) the WesBanco Ending Price would be less than $24.896 and (ii) the WesBanco Ending Price divided by the WesBanco Starting Price ($23.00/$31.12 = .74) would be less than the difference obtained by subtracting 0.20 from the quotient obtained by dividing the Index Price on the Approval Date by the Index Price on April 1, 2004 ((2,900/2,966.47)-0.20 = 0.78). If Western Ohio were to exercise its right to terminate the merger agreement under such circumstances, WesBanco would have the option to increase the exchange ratio to the lesser of (i) 1.277 (the number determined by dividing $29.377 by the $23.00 WesBanco Ending Price), and (ii)
1.241 (the number determined by multiplying 1.18 (the exchange ratio) by a fraction, the numerator of which is 0.78 (the Index Price on the Approval Date (2,900) divided by the Index Price on April 1, 2004 (2,966.47) less 0.20) and the denominator of which is .74 (the WesBanco Ending Price ($23.00) divided by the WesBanco Starting Price ($31.12))). If WesBanco exercised its option to adjust the exchange ratio, the exchange ratio would be 1.241 and Western Ohio would be obligated to consummate the merger (assuming all other conditions to Western Ohio's obligations were satisfied or waived).


     If, between the April 1, 2004 and the Approval Date, WesBanco declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction, the prices for the common stock of WesBanco shall be appropriately adjusted for purposes of the above-discussed termination provision.

     In the event of any termination of the merger agreement by either Western Ohio or WesBanco as provided above, all further obligations of Western Ohio and WesBanco under the merger agreement, except with respect to specified matters, including without limitation those related to confidentiality and expenses, will terminate without further liability of the parties.

EXPENSES

     Whether or not the merger is consummated, all legal and accounting fees, and other costs and expenses incurred in connection with the merger agreement and the transactions contemplated therein, will be paid by the party incurring such expenses. WesBanco will pay all governmental and regulatory authority fees incurred in connection with the transactions contemplated by the merger agreement. If the merger agreement is terminated because the parties fail to obtain Federal Reserve Board approval, WesBanco will reimburse Western Ohio for its out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.

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

TERMINATION FEE

     Western Ohio will pay WesBanco a termination fee in the amount of $2,500,000 under the following circumstances:

     - if Western Ohio enters into any agreement in respect of an acquisition proposal prior to termination of the merger agreement or within six months after termination of the merger agreement and if the merger agreement is terminated because the Western Ohio stockholders failed to approve the merger agreement or because Western Ohio breached any of its representations and warranties or failed to perform its covenants contained in the merger agreement;

     - if after Western Ohio or its stockholders receive an acquisition proposal, the Western Ohio board of directors withdraws or modifies its recommendation to the stockholders in a manner materially adverse to WesBanco and either (i) the Western Ohio stockholders fail to adopt the merger agreement at a stockholders' meeting and a Takeover Proposal (as defined in the merger agreement and summarized below) was made prior to such meeting or (ii) the Western Ohio stockholders fail to meet by December 15, 2004 to vote on adoption of the merger agreement; or

     - if Western Ohio terminates the merger agreement after it receives a Superior Proposal (as defined in the merger agreement and summarized below).

     Under the merger agreement, the term "Takeover Proposal" is generally defined as any proposal that is reasonably likely to lead to the acquisition of
(A) assets or businesses constituting 20% or more of the total revenues or assets of Western Ohio and its subsidiaries or (B) 20% or more of Western Ohio's common stock. In addition, the term "Superior Proposal" is generally defined to mean a written offer which would result in the acquisition of more than 50% of the voting power of Western Ohio or all or substantially all of the consolidated assets of Western Ohio and its subsidiaries on terms that are more favorable, from a financial point of view, to Western Ohio's stockholders than the merger.

AMENDMENT OR WAIVER

     The provisions of the merger agreement may be waived at any time by the party that is entitled to the benefit of those provisions, by action taken by the board of directors of that party. Any of the terms of the merger agreement may be amended or modified in writing before the special meeting of Western Ohio stockholders. The merger agreement may be amended after the special meeting and prior to the closing of the merger only to the extent permitted by applicable laws.

                           INFORMATION ABOUT WESBANCO

     WesBanco is a bank holding company headquartered in Wheeling, West Virginia. WesBanco provides a full range of financial services including retail banking, corporate banking, personal and corporate trust services, brokerage services, mortgage banking and insurance. WesBanco offers these services through two reportable segments, community banking and trust and investment services. As of March 31, 2004, WesBanco had approximately $3.4 billion in consolidated total assets, $2.5 billion in deposits and $326 million of stockholder's equity. WesBanco's main office is located at One Bank Plaza, Wheeling, West Virginia, 26003 and its telephone number is (304) 234-9000.

     WesBanco's community banking segment offers services traditionally offered by full-service commercial banks, including commercial demand, individual demand and time deposit accounts as well as commercial, mortgage and individual installment loans. The trust and investment services segment offers trust services as well as various alternative investment products including mutual funds and annuities. The market value of assets under management of the trust and investment services segment was approximately $2.8 billion at March 31, 2004. These assets are held by WesBanco's affiliate, WesBanco Bank, Inc. in fiduciary or agency capacities for its customers.

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

     As of March 31, 2004, WesBanco's commercial banking subsidiary, WesBanco Bank, was operated through 72 offices and 105 ATM machines located in West Virginia, Central and Eastern Ohio, and Western Pennsylvania. Total assets of WesBanco Bank as of March 31, 2004 approximated $3.4 billion.

     WesBanco offers additional services through its non-banking affiliates, WesBanco Insurance Services, Inc., a multi-line insurance agency specializing in property, casualty and life insurance for personal and commercial clients and WesBanco Securities, Inc., a full service broker-dealer, which also offers discount brokerage services. WesBanco Asset Management, Inc. and WesBanco Services, Inc., which were incorporated in November 2002, collectively hold certain investment securities and real estate loans of WesBanco Bank, Inc. and assist in managing these assets. There were approximately 1,133 full-time equivalent employees employed by all WesBanco affiliates as of March 31, 2004.

     The lending philosophy of WesBanco is to minimize credit losses by underwriting loans to uniform credit standards (which includes independent analysis of the repayment capacity of each borrower; adequacy of collateral, if any, to secure each loan; and other factors unique to each loan that may increase or mitigate their risk), diversifying its loan portfolio to avoid concentrations of credit to any single borrower, group of related borrowers, industry, or collateral type, and conducting ongoing reviews and monitoring of the loan portfolio. WesBanco makes commercial, commercial real estate, residential real estate (including home equity), and direct and indirect consumer loans to individuals and businesses that are primarily located within its market areas.

     No material portion of the deposits of WesBanco Bank has been obtained from a single or small group of customers, and the loss of any customer's deposits or a small group of customers' deposits would not have a material adverse effect on the business of WesBanco.

     WesBanco also serves as investment adviser to a family of mutual funds under the name "WesMark Funds" which includes the WesMark Growth Fund, the WesMark Balanced Fund, the WesMark Bond Fund, the WesMark West Virginia Municipal Bond Fund, the WesMark Small Company Growth Fund and the Automated Cash Management Trust.

     As part of its operations, WesBanco regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for financial holding company investment. In addition, WesBanco regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, WesBanco publicly announces such material acquisitions when a definitive agreement has been reached.

     For further information about WesBanco, see "Where You Can Find More Information."

                         INFORMATION ABOUT WESTERN OHIO

     Western Ohio, a Delaware corporation, was organized in March 1994 for the purpose of becoming a savings and loan holding company. Western Ohio owns Cornerstone Bank, the principal business of which has traditionally consisted of attracting deposits from the general public, and making loans secured by residential and non-residential real estate. In October 1997, Western Ohio formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated). This subsidiary originates and purchases mortgage loans, which are outside of the primary market area for Cornerstone Bank.

     Western Ohio is subject to supervision by the Office of Thrift Supervision, Department of Treasury ("OTS") and Cornerstone Bank is subject to comprehensive regulation, examination and supervision by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"). Cornerstone Bank is a member of the Federal Home Loan Bank system and its deposits are backed by the full faith and credit of the United States Government and are insured up to applicable limits by the FDIC.

     Western Ohio serves its customers through its main office in Springfield, Ohio and six branch offices in Enon, New Carlisle, Springfield, Yellow Springs, Beavercreek and Centerville. At March 31, 2004, Western

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

Ohio had total assets of $407.5 million, deposits of $257.5 million and stockholders' equity of $45.3 million. Western Ohio's common stock is traded on the Nasdaq National Market under the symbol "WOFC."

     Western Ohio has been a community-oriented savings and loan holding company offering a variety of financial services to meet the needs of the communities it serves. The principal business of Western Ohio consists of attracting retail deposits from the general public and investing those funds primarily in one-to-four family residential real estate, commercial and multi-family real estate, construction loans and consumer and commercial business loans, all primarily within Western Ohio's market areas.


     For further information about Western Ohio, please refer to Western Ohio's annual report on Form 10-K for the fiscal year ended December 31, 2003, which is attached as Annex D to this proxy statement/prospectus and its Form 10-Q for the quarter ended March 31, 2004, which is attached as Annex E to this proxy statement/prospectus, and see "Where You Can Find More Information."


                     DESCRIPTION OF WESBANCO CAPITAL STOCK

     The authorized capital stock of WesBanco consists of 50,000,000 shares of common stock, par value $2.0833 per share, and 1,000,000 shares of preferred stock without par value. As of March 31, 2004, there were approximately 19,673,103 shares of WesBanco common stock outstanding, held of record by approximately 5,527 holders.

     As of the date of this proxy statement/prospectus, there were no shares of preferred stock outstanding. Shares of preferred stock may be issued in one or more classes or series with such preferences, voting rights, full or limited, but not to exceed one vote per share, conversion rights and other special rights as the WesBanco board of directors may fix in the resolution providing for the issuance of the shares. The issuance of shares of preferred stock could affect the relative rights of the WesBanco common stock.

     Depending upon the exact terms, limitations and relative rights and preferences, if any, of the shares of preferred stock as determined by the board of directors at the time of issuance, the holders of preferred stock may be entitled to a higher dividend rate than that paid on the WesBanco common stock, a prior claim on funds available for the payment of dividends, a fixed preferential payment in the event of liquidation and dissolution of WesBanco, redemption rights, rights to convert their preferred stock into shares of WesBanco common stock, and voting rights which would tend to dilute the voting control of WesBanco by the holders of WesBanco common stock.

     Subject to the above limitations, in the event of any liquidation, dissolution or winding up of WesBanco, and subject to the application of state and federal laws, holders of WesBanco common stock are entitled to share ratably in the assets available for distribution to stockholders remaining after payment of WesBanco's obligations.

     Each share of WesBanco common stock is entitled to one vote, and to cumulate votes in the election of directors. No holder of shares of WesBanco common stock has any preemptive right to subscribe for or purchase any other securities of WesBanco, and there are no conversion rights or redemption or sinking fund provisions applicable to WesBanco common stock. However, WesBanco elects directors on a staggered basis by class with terms of 3 years. This provision of its Articles of Incorporation requires a super majority vote of its stockholders to change.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

GENERAL

     At the effective time of the merger, stockholders of Western Ohio that receive WesBanco common stock in the merger will become stockholders of WesBanco and their rights will be governed by WesBanco's Articles of Incorporation, WesBanco's Bylaws and the West Virginia Business Corporations Act ("WVBCA"). The following summary, which is not a complete statement of all differences between the rights of the holders of Western Ohio stock and WesBanco stock, discusses differences between Western Ohio's Certificate of Incorporation and Bylaws and WesBanco's Articles of Incorporation and Bylaws and the differences between

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

the Delaware General Corporation Law ("DGCL") and the WVBCA. For information as to how to get the full text of each document, see "Where You Can Find More Information."

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Western Ohio's Certificate of Incorporation provides that a director or the entire board of directors of Western Ohio may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of Western Ohio entitled to vote in the election of directors. Western Ohio's Certificate of Incorporation provides that vacancies on the board of directors of Western Ohio, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors, though less than a quorum, and each person so elected shall serve until the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires, and until his or her successor has been elected and qualified.

     Under the WVBCA, directors may be removed by a corporation's stockholders with or without cause if the votes cast to remove such director exceed the number of votes cast not to remove such director; provided that, if a director is elected by a voting group, only the stockholders of that voting group may participate in the vote to remove him. Article III of WesBanco's Bylaws provides that its stockholders may remove any director for cause and fill the vacancy thus created. WesBanco's Bylaws further provide that any vacancies not created by such removal, including vacancies resulting from an increase in the number of directors, may be filled by the remaining directors. Any director so elected to fill a vacancy by the other directors shall hold office for a term that expires at the first meeting of stockholders thereafter or until his or her successor is elected and has qualified.

QUORUM OF STOCKHOLDERS

     The DGCL provides that a corporation's certificate of incorporation or bylaws shall specify the required quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the particular meeting of stockholders. Western Ohio's Bylaws provide that the holders of at least one-third of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Western Ohio's Bylaws provide that, if a meeting called for the election of directors is adjourned, and a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

     WesBanco's Bylaws and the WVBCA provide that the holders of a majority of the issued and outstanding stock entitled to vote, represented in person or by proxy, constitutes a quorum.

NOTICE AND ADJOURNMENT OF STOCKHOLDER MEETINGS

     Western Ohio's Bylaws provide that written notice of the place, date, and time of all meetings of the stockholders shall be given, not less than ten nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting. Western Ohio's Bylaws provide that if a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting. When a meeting is adjourned to another place, date or time, Western Ohio's Bylaws provide that written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given.

     WesBanco's Bylaws provide that notice of every meeting of stockholders shall be given either (i) by an advertisement in a Wheeling, West Virginia newspaper once a week for at least two weeks preceding the date of the meeting or (ii) by written notice mailed to each stockholder at least five days before the date of the

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

meeting. WesBanco's Bylaws provide that stockholders may adjourn a meeting at which quorum is not present without notice other than announcement at the meeting.

CALL OF SPECIAL MEETINGS OF STOCKHOLDERS

     Western Ohio's Bylaws provide that, subject to the rights of the holders of any class or series of Western Ohio preferred stock, special meetings of stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which Western Ohio would have if there were no vacancies on the board of directors. WesBanco's Bylaws provide that special meetings of the stockholders may be called by the board of directors, the President or by the holders of at least 10% of the outstanding shares of WesBanco.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Western Ohio's Bylaws provide that any action required or permitted to be taken by the Western Ohio stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. The WVBCA permits any action which may be taken at a meeting of the stockholders of WesBanco to be taken without a meeting if a consent or consents in writing setting forth the date of signature and action so taken shall be signed by all of the stockholders who would be entitled to vote at a meeting for such purpose and shall be filed with WesBanco's minutes or corporate records.

APPRAISAL RIGHTS

     Under West Virginia law, stockholders are entitled to rights of appraisal with regard to corporate actions involving certain mergers, share exchanges, asset dispositions and certain article amendments that reduce the shares of a stockholder to a fraction of a share where the corporation has an obligation to repurchase the share fraction. No appraisal rights exist, however, if the stock of the merging corporation is listed on a national securities exchange or designated as a national market system security by the NASD.


     Under the DGCL, dissenting stockholders are generally entitled to appraisal rights only with respect to mergers or consolidations. No appraisal rights exist, however, if the stock of the merging corporation is listed on a national securities exchange or designated as a national market system security by the NASD, or is held of record by more than 2,000 stockholders, unless the holders are required to accept anything other than (i) the stock of the surviving corporation, (ii) stock of another of a corporation whose shares are listed on a national securities exchange or quoted on the NASDAQ National Market, or held of record by more than 2,000 holders or (iii) cash in lieu of fractional shares. In addition, appraisal rights exist irrespective of whether the shares are publicly traded in the event of a "short-form" merger. See "The Merger -- Appraisal Rights" beginning on page 37 for additional information regarding appraisal rights under Delaware law.


DIRECTOR NUMBER AND TERM

     Western Ohio's Certificate of Incorporation and Bylaws provide that the number of directors on the Western Ohio board of directors shall be fixed from time to time exclusively by the board of directors and that the directors shall be divided into three classes, as equal in number as possible, with each director serving a staggered, three-year term. In the absence of a designation by the board, the Bylaws provide that the board shall be composed of seven members.

     The WesBanco Bylaws provide that the board of directors of WesBanco shall consist not less than fifteen nor more than thirty-five members, with the number to be set by the board at its January meeting each year. The WesBanco Bylaws further provide that the WesBanco board of directors shall be divided into three classes, as equal in number as possible, with each director having a staggered, three-year term. Currently, the WesBanco board of directors has 18 members.

NOMINATION OF DIRECTORS

     The Western Ohio Bylaws provide that any stockholder who intends to nominate or cause to be nominated any candidate to the Western Ohio board must notify the Secretary of Western Ohio of his or her intention not less than 30 days prior to the date of the meeting, or, if less than 40 days notice of the meeting is given to stockholders, within ten days after notice of the meeting is given. The notice required by the Western Ohio Bylaws must include, among other things:

     - all information regarding each proposed nominee as would be required to be disclosed under Regulation 14A under the Securities Exchange Act of 1934; and

     - the name, address and class and number of shares of Western Ohio stock owned by the stockholder making the nomination.

     WesBanco's Bylaws provide that any stockholder who intends to nominate or cause to be nominated any candidate to the WesBanco board, other than a candidate proposed by the WesBanco board, must notify the Secretary of WesBanco in writing not less than 30 days prior to the date of the meeting called for the election of directors, or five days after the giving of notice of the meeting, whichever is later.

CUMULATIVE VOTING

     In an election of directors utilizing cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. Under West Virginia law and WesBanco's Articles of Incorporation, WesBanco stockholders are entitled to cumulative voting in the election of directors. Pursuant to the Western Ohio Certificate of Incorporation, Western Ohio stockholders are not entitled to cumulative voting.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the DGCL, a corporations' certificate of incorporation may limit or eliminate the personal liability of a director for breach of fiduciary as a director except in matters involving (i) the breach of a director's duty of loyalty, (ii) actions or omissions not in good faith, intentional misconduct or knowing violations of law, (iii) the unlawful payment of dividends, stock purchases or redemptions or (iv) any transaction from which a director derives an improper personal benefit. A corporation may indemnify a person who is or was a director, officer, employee or agent of the corporation for actions brought against that person because of the position held with the corporation if the person acted in good faith, in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to criminal matters, the person had no reasonable cause to believe the person's conduct was unlawful, except that with respect to actions brought by or in the right of the corporation, the corporation may provide indemnification only for expenses, and only where the indemnitee has not been adjudged liable to the corporation, or where a court has found that the indemnitee is fairly and reasonably entitled to such indemnification. In addition, a corporation shall indemnify such a person to the extent such person is successful, on the merits or otherwise, in the defense of such actions. The Western Ohio Certificate of Incorporation provides for indemnification of its directors, officers, employees and agents to the fullest extent permitted by the DGCL. The Western Ohio Certificate of Incorporation also provides that Western Ohio shall advance expenses incurred by an officer or director upon an undertaking by such person to repay such amount if it is ultimately determined that he or she is not entitled to indemnification, if such undertaking is required by the DGCL. The Western Ohio Certificate of Incorporation also provides for the elimination of personal liability of its directors to the fullest extent permitted by the DGCL.

     Under the WVBCA, a corporation is generally permitted to indemnify a director if the director conducted himself or herself in good faith, he or she reasonably believed the conduct to be in the best interests of the corporation (or at least not opposed to the best interests of the corporation for all conduct that was not in his or her official capacity) and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, the WVBCA permits a corporation to include broader indemnification in its articles of indemnification so long as the provision does not limit the liability for (i) receipt of a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or its stockholders, (iii) certain unlawful distributions, or (iv) an intentional violation of criminal law. The articles of incorporation may also contain a provision (an "elimination provision") eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director so long as the provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or

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

omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. This articles of incorporation provision may not apply to conduct occurring prior to the provision's adoption. The WVBCA requires a corporation to indemnify a director was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

     The WVBCA permits a corporation, before final disposition of a proceeding, to advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:

     - a written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in the first sentence of the preceding paragraph or that the proceeding involves conduct for which liability has been eliminated under an elimination provision; and

     - a written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she has not met the relevant standard of conduct.

     The WVBCA provides that a corporation may indemnify its officers to the same extent as a director and, if the officer is not a director or if the officer is a party to the proceeding solely in his capacity as an officer, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except that such additional indemnification may not be provided for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or liability arising out of conduct that constitutes (i) receipt by him or her of a financial benefit to which he or she is not entitled, (ii) an intentional infliction of harm on the corporation or the stockholders or (iii) an intentional violation of criminal law. The WVBCA requires mandatory indemnification of officers that are not directors to the same extent as directors.

     Under the WesBanco Bylaws, WesBanco will indemnify each of its directors and officers, whether or not then in office, against all costs and expenses reasonably incurred in connection with any suit to which he is a party by reason of having been an officer or director of WesBanco or another company which he served at the request of WesBanco unless he is adjudged derelict in the performance of his duties as director or officer. In addition, the WesBanco Bylaws provide that an "institution-affiliated party" (as defined in 12 U.S.C.
Section 1813(u)) may not receive a "prohibited indemnification payment," which is defined as any payment by WesBanco to an institution-affiliated party to pay or agreement to reimburse such person for any liability or legal expenses in any administrative proceeding brought by the appropriate federal banking agency that results in a final order or settlement in which the institution- affiliated party is assessed a civil money penalty, is removed or prohibited from banking, or is required to cease an action or take any affirmative action, including making restitution, with respect to WesBanco. Further, WesBanco may make or agree to make a reasonable indemnification payment only if all of the following conditions are met: (i) WesBanco's board of directors determines in writing that the institution-affiliated party acted in good faith and the best interests of WesBanco; (ii) the board determines that the payment will not materially affect WesBanco's safety and soundness; (iii) the payment does not fall within the definition of a prohibited indemnification payment; and (iv) the institution-affiliated party agrees in writing to reimburse WesBanco, to the extent not covered by permissible insurance, for payments made in the event that the administrative action results in a final order or settlement in which the institution-affiliated party is assessed a civil money penalty, is removed or prohibited from banking, or is required, under a final order, to cease an action or take any affirmative action.

AMENDMENT OF CERTIFICATE AND ARTICLES OF INCORPORATION AND BYLAWS

     Under the DGCL, an amendment to a corporation's certificate of incorporation must be approved by the holders of a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment. Generally, the DGCL requires a separate class vote on an amendment to the certificate of incorporation if the amendment would change the par value of, or increase or decrease the aggregate number of, authorized shares of such class, or alter or change the powers, preferences or special rights of shares of such class so as to affect them adversely. The Western Ohio

Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of its outstanding stock, voting together as a single class, is required to amend or repeal provisions of the Western Ohio Certificate of Incorporation relating to certain voting requirements and other stockholder rights, certain board of director matters and other specified provisions of the Western Ohio Certificate of Incorporation.

     Under West Virginia law, the WesBanco Articles of Incorporation or Bylaws generally may be amended by the affirmative vote of a majority of all votes of stockholders entitled to be cast on the matter amendment and a majority of the outstanding stock of each class entitled to vote on the amendment, unless a greater number is specified in the articles of incorporation. The WesBanco Articles of Incorporation provide that the affirmative vote of the holders of not less than 75% of the outstanding shares of the voting stock shall be required to amend the article provision dealing with the classes of directors. The WesBanco Bylaws require that the affirmative vote of the holders of not less than 75% of the outstanding shares of the voting stock of the corporation will be required to amend or repeal the Bylaw provisions dealing with the composition of the board of directors. The other Bylaw provisions may be amended by a majority of the board of directors of WesBanco.

VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

     Under the DGCL, a merger, consolidation, sale of all or substantially all of a corporation's assets other than in the regular course of business or dissolution of a corporation must be approved by holders of a majority of the outstanding shares entitled to vote. No vote of stockholders of a constituent corporation surviving a merger, however, is required (unless the corporation provides otherwise in its certificate of incorporation) if (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation, (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (iii) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. In addition, certain mergers effected to create a holding company structure may be effected without a stockholder vote. The Certificate of Incorporation of Western Ohio provides that the affirmative vote of at least 80% of the outstanding shares of Western Ohio entitled to vote in the election of directors, voting together as a single class, shall be required to approve the following transactions:

     - certain mergers and consolidations;

     - certain dispositions of at least 25% of the combined assets of Western Ohio and its subsidiaries to an interested stockholder;

     - certain issuances of securities of Western Ohio to an interested stockholder;

     - the adoption of a plan of liquidation or dissolution; and

     - certain reclassifications and recapitalizations.

     Notwithstanding the foregoing, the above transactions only require the approval of a majority of the outstanding shares of Western Ohio if they are approved by a majority of Western Ohio's disinterested directors or if certain other conditions are satisfied. For these purposes, an "interested stockholder" generally includes any person other than Western Ohio or its subsidiaries that
(i) beneficially owns more than 10% of the voting power of Western Ohio, (ii) is an affiliate of Western Ohio and at any time within the preceding two years was the beneficial owner of at least 10% of the voting power of Western Ohio or
(iii) holds shares of Western Ohio voting stock which were at any time in the preceding two years held by an interested stockholder if such shares were acquired in a transaction or series of transactions not involving a public offering under the Securities Act of 1933. The term "disinterested director" generally means any member of the Western Ohio board of directors who is unaffiliated with an interested stockholder and either (i) was a member of the board prior to the time that the interested stockholder became an interested stockholder or (ii) becomes a member of the board after the time that the interested stockholder became an interested stockholder but was recommended by a majority of the disinterested directors.

     Under the WVBCA, a merger, consolidation, sale of all or substantially all of a corporation's assets other than in the regular course of business or dissolution of a corporation must be approved by holders of a majority of the outstanding shares entitled to vote. The WesBanco Articles of Incorporation and Bylaws do not provide for a greater vote. In addition, under the WVBCA no stockholder approval of a merger or share exchange is required if (i) the corporation will survive the merger or is the acquiring corporation in a share exchange, (ii) the articles of incorporation of the surviving corporation will not be amended, (iii) each stockholder of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations and relative rights, immediately after the effective date, and (iv) the issuance in the merger or share exchange of shares or other securities convertible into or rights exercisable for shares does not otherwise require stockholder approval under the WVBCA.

INTERESTED STOCKHOLDER TRANSACTIONS AND VOTING

     Except under certain circumstances, the DGCL prohibits a "business combination" between a corporation and an "interested stockholder" (as defined in the DGCL) within three years of the stockholder becoming an "interested stockholder." Generally, an "interested stockholder" under the DGCL is a person or group that directly or indirectly controls, or has the right to acquire or control, the voting or disposition of 15% or more of the outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. A "business combination" is defined broadly to include, among others (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (ii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested stockholder, and (iv) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

     A business combination between a corporation and an interested stockholder is prohibited unless (i) prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     These restrictions placed on interested stockholders by the DGCL do not apply under certain circumstances, including, but not limited to, the following:
(i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL; or
(ii) if the corporation, by action of its stockholders, adopts an amendment to its bylaws, articles of incorporation or certificate of incorporation expressly electing not to be governed by the Section 203 of the DGCL, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption. In addition, the restrictions are not applicable to certain business combinations proposed between the announcement and the consummation or abandonment of certain transactions, including mergers and tender offers. Western Ohio has not elected to take itself outside the coverage of Section 203 of the DGCL.

     In addition to the interested stockholder provisions contained in the DGCL, Western Ohio's Certificate of Incorporation contains provisions addressing interested stockholders. Western Ohio's Certificate of Incorporation provides that the acquisition by Western Ohio of any equity security from any "interested person" must be approved by the holders of at least 80% of the voting stock of Western Ohio that is not beneficially owned by such interested person. Such stockholder approval is not required, however, for (i) acquisitions made as part of a tender or exchange offer by Western Ohio or its subsidiaries that complies with the Securities Exchange Act of 1934, (ii) acquisitions made pursuant to an open market purchase program approved by a majority of Western Ohio's board of directors, including a majority of the disinterested directors, or (iii) acquisitions approved by a majority of Western Ohio's board, including a majority of the disinterested directors, made at no more than the market price on the date agreement is reached.

     The Western Ohio Certificate of Incorporation also provides that any beneficial owner of more than 10% of the outstanding common stock of Western Ohio may note vote any shares in excess of such 10% on any matter.

     Neither the WVBCA or WesBanco's Articles of Incorporation or Bylaws contain any provisions address interested stockholder transactions.

      WHERE YOU CAN FIND MORE INFORMATION ABOUT WESBANCO AND WESTERN OHIO

     WesBanco and Western Ohio each file annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are available over the internet from the SEC's web site at WWW.SEC.GOV. You may read and copy any reports, statements or other information filed by WesBanco or Western Ohio at the SEC's public reference room at 450 Fifth Street, N.W. Suite 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference room.

     The common stock of WesBanco and Western Ohio is listed on the Nasdaq National Market under the symbols "WSBC" and "WOFC," respectively. You may inspect reports and other information concerning WesBanco and Western Ohio at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     WesBanco maintains an Internet site that contains information about WesBanco and its subsidiaries. Its address is www.wesbanco.com. Western Ohio maintains an Internet site that contains information about Western Ohio and its subsidiaries. Its address is www.cornerstone-online.com.

     This proxy statement/prospectus is part of a Registration Statement on Form S-4 that WesBanco has filed with the SEC with respect to the WesBanco common stock to be issued in the merger. This proxy statement/prospectus constitutes a prospectus of WesBanco and a proxy statement of Western Ohio for its special meeting. As permitted by the SEC, this proxy statement/prospectus does not contain all of the information contained in the Registration Statement. You may obtain copies of the Form S-4 and any amendments thereto, in the manner described above.

     The SEC allows the "incorporation by reference" of information into this proxy statement/prospectus, which means that WesBanco and Western Ohio can disclose important information to you by referring you to another document filed separately with the SEC by WesBanco or Western Ohio. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that WesBanco or Western Ohio have previously filed with the SEC. These documents contain important information about WesBanco and Western Ohio.

     The following documents, which have been filed with the SEC by WesBanco, are hereby incorporated by reference into this proxy statement/prospectus:

     - WesBanco's Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

     - WesBanco's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;


     - WesBanco's Current Reports on Form 8-K filed on January 22, 2004, February 26, 2004, April 5, 2004, April 22, 2004, May 24, 2004, May 28,
       2004 and June 18, 2004 and its amended Current Report on Form 8-K filed on April 27, 2004;


     - the description of WesBanco common stock contained in WesBanco's registration statement on Form 8-A filed by WesBanco pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purpose of updating the description, as filed on May 2, 1977.

     The following documents, which have been filed with the SEC by Western Ohio, are hereby incorporated by reference into this proxy statement/prospectus:


     - Western Ohio's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (a copy of which is attached as Annex D to this proxy statement/prospectus;)



     - Western Ohio's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (a copy of which Form 10-Q is attached as Annex E to this proxy statement/prospectus);


     - Western Ohio's Current Reports on Form 8-K filed on January 20, 2004, February 9, 2004, March 5, 2004, April 5, 2004 and April 26, 2004.

     All documents filed by WesBanco pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meeting of Western Ohio's stockholders are incorporated by reference into and are deemed to be a part of this document from the date of filing of those documents.

     You should rely only on the information contained in this proxy statement/prospectus or on information to which we have referred you. We have not authorized any person to give any information or to make any representations that are different from those in this document.

     If you would like to receive a copy of any of the documents incorporated by reference, please contact WesBanco or Western Ohio at the address or telephone number listed under the heading "Additional Information."

                           FORWARD LOOKING STATEMENTS


     WesBanco and Western Ohio have each made forward-looking statements in this document and in other documents to which this document refers. These statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of WesBanco and Western Ohio and on information currently available to them or, in the case of information that appears under the heading "The Merger" beginning on page 22, information that was available to management of WesBanco and Western Ohio as of the date of the merger agreement. Forward looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of WesBanco. You can identify these forward looking statements by the words "believes," "contemplates," "expects," "may," "will," "should," "would," "anticipates," and similar expressions. Discussions of strategy are also forward-looking statements.


     We caution you that these statements are not guarantees of future performance and involve risks and uncertainties that we cannot predict. In addition, many of these forward-looking statements are based on assumptions about the future that may prove to be inaccurate. Accordingly, actual results may differ materially from those expressed in the forward-looking statements.

     Any statements in this document about the anticipated effect of the merger and WesBanco's performance in future periods are subject to risks relating to, among other things, the following:

     - expected cost savings from the merger may not be fully realized or realized within the expected time frame;

     - the loss of deposits, customers or revenues following the merger may be greater than expected;

     - competitive conditions in the financial services industry;

     - costs or difficulties related to the integration of the businesses of WesBanco and Western Ohio may be greater than expected;

     - changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity;

     - the effect of changing regional and national economic conditions;

     - legislative and federal and state regulatory actions and reform; and

     - competitors of WesBanco and Western Ohio may develop products that enable those competitors to compete more successfully than WesBanco or Western Ohio.

     Both WesBanco and Western Ohio believe the forward-looking statements about the merged company are reasonable. However, Western Ohio's stockholders should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of WesBanco following the merger may differ materially from those expressed or implied in these forward looking statements. Many of the factors that will determine these results and values are beyond WesBanco's and Western Ohio's ability to control or predict.

     We expressly qualify all subsequent written and oral forward looking statements concerning the merger or other matters addressed in this document and attributable to WesBanco or Western Ohio or any person acting on their behalf by the foregoing cautionary statements. Neither WesBanco nor Western Ohio undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                 LEGAL MATTERS

     Certain matters relating to the validity of the WesBanco common stock issuable in connection with the merger will be passed upon for WesBanco by its counsel, Phillips, Gardill, Kaiser & Altmeyer, PLLC, 61 Fourteenth Street, Wheeling, West Virginia 26003. As of March 31, 2004, the members of Phillips, Gardill, Kaiser & Altmeyer, PLLC participating in the preparation of this proxy statement/prospectus owned an aggregate of 42,647 shares of WesBanco common stock. Kirkpatrick & Lockhart LLP, as tax counsel to WesBanco, and Katten Muchin Zavis Rosenman, as tax counsel to Western Ohio, each will pass upon certain tax consequences related to the merger.

                                    EXPERTS

     The consolidated financial statements of WesBanco, Inc. incorporated by reference in WesBanco's Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Western Ohio Financial Corporation incorporated by reference in Western Ohio's Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                 APRIL 1, 2004

                                 BY AND BETWEEN

                                WESBANCO, INC.,

                                  WOFC, INC.,

                                      AND

                       WESTERN OHIO FINANCIAL CORPORATION

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
ARTICLE ONE -- THE MERGER.............................................   A-1
   1.01   Merger; Surviving Corporation...............................   A-1
   1.02   Effective Time..............................................   A-1
   1.03   Effects of the Merger.......................................   A-2
ARTICLE TWO -- CONVERSION OF SHARES; SURRENDER OF CERTIFICATES........   A-2
   2.01   Conversion of Seller Shares.................................   A-2
   2.02   Election and Exchange and Payment Procedures................   A-3
   2.03   Seller Shareholders' Appraisal Rights.......................   A-6
   2.04   Anti-Dilution Provisions....................................   A-7
ARTICLE THREE -- REPRESENTATIONS AND WARRANTIES OF SELLER.............   A-7
   3.01   Representations and Warranties of Seller....................   A-7
ARTICLE FOUR -- REPRESENTATIONS AND WARRANTIES OF BUYER...............  A-19
   4.01   Representations and Warranties of Buyer.....................  A-19
ARTICLE FIVE -- FURTHER COVENANTS OF SELLER...........................  A-28
   5.01   Operation of Business.......................................  A-28
   5.02   Notification................................................  A-31
   5.03   Acquisition Proposals.......................................  A-31
   5.04   Delivery of Information.....................................  A-32
   5.05   Affiliates Compliance with the Securities Act...............  A-33
   5.06   Takeover Laws...............................................  A-33
   5.07   No Control..................................................  A-33
ARTICLE SIX -- FURTHER COVENANTS OF BUYER.............................  A-33
   6.01   Access to Information.......................................  A-33
   6.02   Opportunity of Employment; Employee Benefits................  A-33
   6.03   Exchange Listing............................................  A-34
   6.04   Notification................................................  A-34
   6.05   Takeover Laws...............................................  A-34
   6.06   Officers' and Directors' Indemnification....................  A-35
          Election of a Seller Director(s) to Buyer Board of
   6.07   Directors...................................................  A-35
ARTICLE SEVEN -- FURTHER OBLIGATIONS OF THE PARTIES...................  A-36
   7.01   Seller Stock Options........................................  A-36
   7.02   Necessary Further Action....................................  A-37
   7.03   Cooperative Action..........................................  A-37
   7.04   Satisfaction of Conditions..................................  A-38
   7.05   Press Releases..............................................  A-38
          Registration Statements; Proxy Statement; Shareholders'
   7.06   Meeting.....................................................  A-38
   7.07   Regulatory Applications.....................................  A-39
   7.08   Coordination of Dividends...................................  A-40
ARTICLE EIGHT -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE         A-40
  PARTIES.............................................................
   8.01   Conditions to the Obligations of Buyer......................  A-40
   8.02   Conditions to the Obligations of Seller.....................  A-40
   8.03   Mutual Conditions...........................................  A-41

                                                                        PAGE
                                                                        ----
ARTICLE NINE -- CLOSING...............................................  A-42
   9.01   Closing.....................................................  A-42
   9.02   Closing Transactions Required of Buyer......................  A-42
   9.03   Closing Transactions Required of Seller.....................  A-42
ARTICLE TEN -- NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND          A-43
  COVENANTS...........................................................
  10.01   Non-Survival of Representations, Warranties and Covenants...  A-43
ARTICLE ELEVEN -- TERMINATION.........................................  A-43
  11.01   Termination.................................................  A-43
  11.02   Effect of Termination.......................................  A-45
ARTICLE TWELVE -- MISCELLANEOUS.......................................  A-46
  12.01   Notices.....................................................  A-46
  12.02   Counterparts................................................  A-46
  12.03   Entire Agreement............................................  A-46
  12.04   Successors and Assigns......................................  A-47
  12.05   Captions....................................................  A-47
  12.06   Governing Law...............................................  A-47
  12.07   Payment of Fees and Expenses................................  A-47
  12.08   Amendment...................................................  A-47
  12.09   Waiver......................................................  A-47
  12.10   Disclosure Schedules........................................  A-48
  12.11   No Third-Party Rights.......................................  A-48
  12.12   Waiver of Jury Trial........................................  A-48
  12.13   Severability................................................  A-48

                           GLOSSARY OF DEFINED TERMS

     The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

"Acquisition Proposal"                                  --   Section 5.04
"Agreement"                                             --   Preamble
"Aggregate Cash Consideration"                          --   Section 2.01(c)
"BHC Act"                                               --   Section 4.01(a)
"Buyer"                                                 --   Preamble
"Buyer Balance Sheet Date"                              --   Section 4.01(g)
"Buyer Disclosure Schedule"                             --   Preamble
"Buyer ERISA Affiliate"                                 --   Section 4.01(s)
"Buyer ERISA Affiliate Plan"                            --   Section 4.01(s)
"Buyer Financial Statements"                            --   Section 4.01(g)
"Buyer Pension Plans"                                   --   Section 4.01(s)
"Buyer Shares"                                          --   Preamble
"Buyer Stock Option Plans"                              --   Section 4.01(c)
"Cash Election Shares"                                  --   Section 2.02(b)
"Cash Percentage"                                       --   Section 2.01(c)
"CERCLA"                                                --   Section 3.01(y)
"CBank"                                                 --   Section 3.01(a)
"Closing Date"                                          --   Section 9.01
"Closing"                                               --   Section 9.01
"Code"                                                  --   Preamble
"Compensation and Benefit Plans"                        --   Section 3.01(t)
"Confidentiality Letter"                                --   Section 12.03
"Constituent Corporations"                              --   Preamble
"Consultants"                                           --   Section 3.01(t)
"Costs"                                                 --   Section 6.06(a)
"CRA"                                                   --   Section 3.01(hh)
"Delaware Secretary of State"                           --   Section 1.02
"Determination Date"                                    --   Section 2.01(b)
"DGCL"                                                  --   Section 1.01
"Directors"                                             --   Section 3.01(t)
"DOL"                                                   --   Section 3.01(t)
"DPC Shares"                                            --   Section 2.01(c)
"Effective Time"                                        --   Section 1.02
"Election Deadline"                                     --   Section 2.02(b)
"Election Form"                                         --   Section 2.02(a)
"Election Form Record Date"                             --   Section 2.02(b)
"Employees"                                             --   Section 3.01(t)
"Environmental Law"                                     --   Section 3.01(y)
"ERISA"                                                 --   Section 3.01(t)
"Exchange Act"                                          --   Section 3.01(g)
"Exchange Agent"                                        --   Section 2.02(a)

"Exchange Ratio"                                        --   Section 2.01(b)
"FDIC"                                                  --   Section 3.01(a)
"Financial Services"                                    --   Section 3.01(a)
"GAAP"                                                  --   Section 3.01(f)
"Governmental Authority"                                --   Section 3.01(q)
"HOLA"                                                  --   Section 3.01(a)
"Hazardous Substances"                                  --   Section 3.01(y)
"IRS"                                                   --   Section 3.01(m)
"Indemnified Party"                                     --   Section 6.06(a)
"Insurance Amount"                                      --   Section 6.06(b)
"Loan Assets"                                           --   Section 3.01(j)
"Loan Documentation"                                    --   Section 3.01(j)
"Mailing Date"                                          --   Section 2.02(b)
"material adverse effect"                               --   Section 3.01(a)
"material"                                              --   Section 3.01(a)
"Merger"                                                --   Preamble
"Merger Consideration"                                  --   Section 2.01(a)
"No-Election Shares"                                    --   Section 2.02(b)
"Officers"                                              --   Section 3.01(t)
"OTS"                                                   --   Section 3.01(a)
"PBGC"                                                  --   Section 3.01(t)
"PCBs"                                                  --   Section 3.01(y)
"Per Share Cash Consideration"                          --   Section 2.01(b)
"Per Share Stock Consideration"                         --   Section 2.01(b)
"Proxy Statement"                                       --   Section 5.03(b)
"Proxy Statement/Prospectus"                            --   Section 7.06(a)
"Reallocated Cash Shares"                               --   Section 2.02(d)
"Reallocated Stock Shares"                              --   Section 2.02(d)
"Registration Statement"                                --   Section 7.06(a)
"Regulatory Authorities"                                --   Section 3.01(p)
"Rule 145 Affiliates"                                   --   Section 5.06(a)
"SEC"                                                   --   Section 3.01(c)
"Securities Act"                                        --   Section 3.01(v)
"Seller"                                                --   Preamble
"Seller Balance Sheet Date"                             --   Section 3.01(f)
"Seller Central"                                        --   Section 3.01(a)
"Seller Certificates"                                   --   Section 2.02(g)
"Seller Disclosure Schedule"                            --   Preamble
"Seller Dissenting Share"                               --   Section 2.03
"Seller ERISA Affiliate Plan"                           --   Section 3.01(t)
"Seller ERISA Affiliate Plan"                           --   Section 3.01(t)
"Seller ESOP"                                           --   Section 7.01(a)
"Seller Financial Statements"                           --   Section 3.01(f)
"Seller Meeting"                                        --   Section 5.03(b)
"Seller Pension Plan"                                   --   Section 3.01(t)

"Seller Real Properties"                                --   Section 3.01(n)
"Seller Shares"                                         --   Preamble
"Seller Stock Option Plans"                             --   Section 3.01(b)
"Seller Stock Options"                                  --   Section 3.01(b)
"Seller Subsidiaries"                                   --   Section 3.01(a)
"Seller Subsidiary Real Estate Collateral"              --   Section 3.01(y)
"Stock Election Shares"                                 --   Section 2.02(b)
"Subsidiary"                                            --   Section 3.01(c)
"Surviving Corporation"                                 --   Section 1.01
"Takeover Laws"                                         --   Section 3.01(z)
"Tax"                                                   --   Section 3.01(m)
"Tax Returns"                                           --   Section 3.01(m)
"Total Cash Amount                                      --   Section 2.01(b)
"Trust Account Shares"                                  --   Section 2.01(c)
"Updated Buyer Disclosure Schedule"                     --   Section 6.04
"Updated Seller Disclosure Schedule"                    --   Section 5.02
"WVBCA"                                                 --   Section 1.01
"West Virginia Secretary of State"                      --   Section 1.02

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "AGREEMENT"), dated as of April 1, 2004, is made and entered into by and between WesBanco, Inc., a West Virginia corporation ("BUYER"), WOFC, Inc., a West Virginia corporation and a wholly owned subsidiary of Buyer ("ACQUISITION SUB") and Western Ohio Financial Corporation, a Delaware corporation ("SELLER") (Acquisition Sub and Seller are sometimes hereinafter collectively referred to as the "CONSTITUENT CORPORATIONS").

                                  WITNESSETH:

     WHEREAS, the Boards of Directors of Seller, Acquisition Sub and Buyer have each determined that it is in the best interests of their respective corporations and shareholders for Buyer to acquire Seller pursuant to a merger of Seller with and into Acquisition Sub (the "MERGER"), upon the terms and subject to the conditions set forth in and pursuant to the terms of this Agreement; and

     WHEREAS, the Boards of Directors of Seller, Acquisition Sub and Buyer have each approved this Agreement and the consummation of the transactions contemplated hereby; and

     WHEREAS, as a result of the Merger, in accordance with the terms of this Agreement, Seller will cease to have a separate corporate existence, and shareholders of Seller will receive from Buyer in exchange for each share of common stock, $0.01 par value per share, of Seller ("SELLER SHARES"), (a) $35.00 in cash, or (b) 1.18 shares of common stock, $2.0833 par value per share, of Buyer, as may be adjusted as provided herein ("BUYER SHARES"), all as determined in accordance with the terms of this Agreement; and

     WHEREAS, for Federal income tax purposes, it is intended that the Merger contemplated by this Agreement qualify as a "REORGANIZATION" under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"); and

     WHEREAS, Seller has previously provided to Buyer a schedule disclosing additional information about Seller (the "SELLER DISCLOSURE SCHEDULE"), and Buyer has previously provided to Seller a schedule disclosing additional information about Buyer (the "BUYER DISCLOSURE SCHEDULE");

     NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, Seller and Buyer, intending to be legally bound hereby, agree as follows:

                                  ARTICLE ONE

                                   THE MERGER

     1.01.  Merger; Surviving Corporation

     Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.02), Seller shall merge with and into Acquisition Sub in accordance with the West Virginia Business Corporation Act (the "WVBCA") and the Delaware General Corporation Law (the "DGCL"). Acquisition Sub shall be the continuing and surviving corporation in the Merger, shall continue to exist under the laws of the State of West Virginia and shall be the only one of the Constituent Corporations to continue its separate corporate existence after the Effective Time. As used in this Agreement, the term "SURVIVING CORPORATION" refers to Acquisition Sub at and after the Effective Time. As a result of the Merger, the outstanding shares of capital stock and the treasury shares of the Constituent Corporations shall be converted in the manner provided in Article Two.

     1.02.  Effective Time

     The Merger shall become effective upon the latest of the following: (a) the filing of the appropriate certificate of merger with the Secretary of State of the State of West Virginia (the "WEST VIRGINIA SECRETARY OF STATE"), (b) the filing of the appropriate certificate of merger with the Secretary of State of the State of Delaware (the "DELAWARE SECRETARY OF STATE") or (c) such time thereafter as is agreed to in writing by Buyer and Seller and so provided in the certificates of merger filed as set forth above. The date and time at which the Merger shall become effective is referred to in this Agreement as the "EFFECTIVE TIME."

     1.03.  Effects of the Merger

     At the Effective Time:

          (a) the certificate of incorporation of Acquisition Sub as in effect immediately prior to the Effective Time shall be the articles of the Surviving Corporation;

          (b) the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the regulations of the Surviving Corporation; and

          (c) the Merger shall have the effects prescribed in the WVBCA and DGCL.

                                  ARTICLE TWO

                CONVERSION OF SHARES; SURRENDER OF CERTIFICATES

     2.01.  Conversion of Seller Shares

     At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

          (a) Conversion of Seller Shares. Subject to the other provisions of this Article Two, each Seller Share issued and outstanding immediately prior to the Effective Time (other than (i) Seller Shares held directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 2.01(b) hereof), and (ii) Seller Dissenting Shares (as defined in Section 2.03)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of this Section 2.01, either (i) the Per Share Stock Consideration (as defined below) or (ii) the Per Share Cash Consideration (as defined below). The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the "MERGER CONSIDERATION."

          (b) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

             i. "PER SHARE STOCK CONSIDERATION" shall mean a number of Buyer Shares equal to the Exchange Ratio;

             ii.  "PER SHARE CASH CONSIDERATION" shall mean $35.00;

             iii. "EXCHANGE RATIO" shall mean 1.18;

             iv. "TOTAL CASH AMOUNT" shall mean 45% of the product obtained by multiplying (x) the Per Share Cash Consideration and (y) the total number of shares of Seller Shares outstanding as of the close of business on the Determination Date; and

             v. "DETERMINATION DATE" shall mean the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the Nasdaq, then the trading day immediately preceding such calendar day.

          (c) At the Effective Time, all Seller Shares that are owned directly or indirectly by Buyer or Seller or any of their respective Subsidiaries (other than Seller Shares (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Buyer Common Stock which are similarly held, whether held directly or indirectly by Buyer or Seller, as the case may be, being referred to herein as "TRUST ACCOUNT SHARES") or (y) held by Buyer or Seller or any of their respective Subsidiaries in respect of a debt previously contracted (any such Seller Shares, and Buyer Shares which are similarly held, whether held directly or indirectly by Buyer or Seller, being referred to herein as "DPC SHARES")) shall be cancelled and shall cease to exist and no Buyer Shares, cash or other consideration shall be delivered in exchange therefor. All Buyer Shares that are owned by Seller or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer.

          (d) The calculations required by this Section 2.01 shall be prepared jointly by Buyer and Seller prior to the Closing Date.

     2.02.  Election and Exchange and Payment Procedures

     (a) Election Procedure. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing the Seller Shares shall pass, only upon proper delivery of such certificates to the Exchange Agent (as defined below)) in such form as Buyer and Seller shall mutually agree (the "ELECTION FORM") shall be mailed 35 days prior to the anticipated Effective Time or on such other date as Seller and Buyer shall mutually agree (the "MAILING DATE") to each holder of record of Seller Shares as of the close of business on the fifth business day prior to the Mailing Date (the "ELECTION FORM RECORD DATE").

     (b) Election. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of such holder's Seller Shares with respect to which such holder elects to receive the Per Share Stock Consideration ("STOCK ELECTION SHARES"), (ii) the number of such holder's Seller Shares with respect to which such holder elects to receive the Per Share Cash Consideration ("CASH ELECTION SHARES"), or (iii) that such holder makes no election with respect to such holder's Seller Shares ("NO ELECTION SHARES"). All Seller Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Buyer and Seller may mutually agree) (the "ELECTION DEADLINE") shall also be deemed to be No Election Shares.

     (c) Exchange Agent; Election Forms. Buyer will designate Computershare Investor Services, LLC or such other entity as reasonably shall be approved by Seller in writing to act as agent (the "EXCHANGE AGENT") for purposes of conducting the election procedure and the exchange and payment procedures as described in this Section 2.02. Buyer shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Seller Shares between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

     (d) Proper Election. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all Seller Shares covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. If an Election Form is revoked prior to the Election Deadline, the Seller Shares represented by such Election Form shall become No Election Shares and Buyer shall cause the certificates representing such Seller Shares to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent such matters shall be binding and conclusive. Neither Buyer nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

     (e) Pro Rata Allocation. Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Buyer shall cause the Exchange

Agent to effect the allocation among the holders of Seller Shares of rights to receive Buyer Shares or cash in the Merger in accordance with the Election Forms as follows:

          (1) Cash Election Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares (the "SECTION 2.02(E) CASH AMOUNT") is greater than the Total Cash Amount, then:

             (A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,
        (B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("STOCK DESIGNATED SHARES") such that the aggregate cash amount that will be paid in the Merger (excluding, however, without limitation, any cash paid in respect of options to purchase Seller Shares under Section
        7.01 or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

             (B) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

          (2) Cash Election Shares Less Than Total Cash Amount. If the Section 2.02(e) Cash Amount is less than the Total Cash Amount, then:

             (A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;

             (B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process (excluding, to the extent possible, Seller Shares acquired through the exercise of any incentive stock option at any time within twelve months prior to the Effective Time, which shares are identified on Exhibit 2.01(e)(2)(B) hereto), a sufficient number of shares ("CASH DESIGNATED SHARES") such that the aggregate cash amount that will be paid in the Merger (excluding, however, without limitation, any cash paid in respect of options to purchase Seller Shares under Section 7.01 or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

             (C) the Stock Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

          (3) Cash Election Shares Equal to Total Cash Amount. If the Section 2.02(e) Cash Amount is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply, all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Buyer and Seller.

     (f) Deposit with Exchange Agent; Exchange Fund. At or prior to the Effective Time, Buyer shall provide to the Exchange Agent the number of Buyer Shares issuable pursuant to Section 2.01(a), the Aggregate Cash Consideration payable pursuant to Section 2.02(e), the cash in respect of fractional Buyer Shares payable pursuant to Section 2.02(j), and the amount of all other cash payable in the Merger, if any, all of which shall be held by the Exchange Agent in trust for the holders of Seller Shares (collectively, the "EXCHANGE FUND"). No later than ten days after the Election Deadline, the Exchange agent shall distribute such Buyer Shares and make payment of such cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Buyer Shares held by it from time to time hereunder, except that it shall receive and hold in trust for the recipients of the Buyer Shares until distributed thereto pursuant to the provisions of this Agreement all dividends or other distributions paid or distributed with respect to such Buyer Shares for the account of the persons entitled thereto. The Exchange Fund shall not be used for any purpose other than as set forth in this paragraph. The Exchange Agent shall invest cash in the Exchange Fund, as directed by Buyer, on a daily basis; provided, however, that all such investments shall be in (1) obligations of, or guaranteed by, the United States of America, (2) commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard and Poor's Corporation, or (3) certificates of deposit of commercial banks (not including any Subsidiary or affiliate of Buyer) with capital exceeding $1.0 billion. All interest and other income resulting from such investments shall be paid to Buyer.

     (g) Surrender of Seller Certificates. After the completion of the foregoing allocation, each holder of an outstanding certificate or certificates which prior thereto represented shares of Seller Shares ("SELLER CERTIFICATE"), who surrenders such Seller Certificate to the Exchange Agent shall, upon acceptance thereof by the Exchange Agent, be entitled to a certificate representing the full number of Buyer Shares and/or the amount of cash into which the aggregate number of Seller Shares previously represented by such Seller Certificate surrendered shall have been converted pursuant to this Agreement and, if such holder's Seller Shares have been converted into Buyer Shares, any other distribution theretofore paid with respect to Buyer Shares issuable in the Merger which remains unpaid at the Effective Time, in each case without interest. The Exchange Agent shall accept such Seller Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each Seller Certificate that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of Buyer Shares or the right to receive the amount of cash into which such Seller Shares shall have been converted. After the Effective Time, there shall be no further transfer on the records of Seller of Seller Certificates representing Seller Shares and, if such Seller Certificates are presented to Seller for transfer, they shall be canceled against delivery of certificates for Buyer Shares and/or cash as hereinabove provided.

     (h) Lost Certificates. If there shall be delivered to the Exchange Agent by any person who is unable to produce any Seller Certificate for Seller Shares for surrender to the Exchange Agent in accordance with this Section 2.02:

          (i) evidence to the reasonable satisfaction of the Surviving Corporation that such Seller Certificate has been lost, wrongfully taken, or destroyed;

          (ii) such security or indemnity as reasonably may be requested by the Surviving Corporation to save it harmless (which may include the requirement to obtain a third party bond or surety); and

          (iii) evidence to the reasonable satisfaction of the Surviving Corporation that such person was the owner of the Seller Shares theretofore represented by each such Seller Certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present such Seller Certificate for exchange pursuant to this Agreement;

then the Exchange Agent, in the absence of actual notice to it that any Seller Shares theretofore represented by any such Seller Certificate have been acquired by a bona fide purchaser, shall deliver to such person the cash and/or Buyer Shares (and cash in lieu of fractional Buyer Share interests, if any) that such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed Seller Certificate.

     (i) No Further Ownership Rights in Seller Shares. All cash and Buyer Shares issued upon conversion of Seller Shares in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(g) or 2.02(j)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Seller Shares, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Seller on such Seller Shares in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

     (j) No Fractional Buyer Shares.

          (i) No certificates or scrip representing fractional Buyer Shares shall be issued upon the surrender for exchange of Seller Certificates evidencing Seller Shares, and such fractional Buyer Share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Surviving Corporation.

          (ii) Each holder of Seller Shares who would otherwise be entitled to receive a fractional Buyer Share shall receive from the Exchange Agent an amount of cash equal to the product obtained by multiplying (a) the fractional Buyer Share interest to which such holder (after taking into account all Seller Shares held at the Effective Time by such holder) would otherwise be entitled by (b) $35.00.

     (k) Termination of Exchange Fund. Any portion of the Exchange Fund delivered to the Exchange Agent by Buyer pursuant to Section 2.02(f) which remains undistributed to the shareholders of Seller for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any shareholders of Seller who have not theretofore complied with this Article Two shall thereafter look only to the Surviving Corporation for payment of the Per Share Stock Consideration, the Per Share Cash Consideration, any cash in lieu of fractional Buyer Share interest and any dividends or distributions with respect to Buyer Shares, in each case without interest.

     (l) No Liability. None of Buyer, Seller, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of Seller Shares for any payment of the Per Share Stock Consideration, the Per Share Cash Consideration, any cash in lieu of fractional Buyer Share interest or any dividends or distributions with respect to Buyer Shares delivered to a public official if required by any applicable abandoned property, escheat or similar law.

     (m) Withholding Rights. Buyer or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Seller Certificates such amounts as Buyer or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Buyer or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Seller Certificates in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Exchange Agent.

     (n) Waiver. The Surviving Corporation may from time to time, in the case of one or more persons, waive one or more of the rights provided to it in this Article Two to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any person.

     (o) Section 16(a) Exemption. Prior to the Effective Time, Buyer and Seller shall take all such steps as may be required to cause any acquisitions of Buyer equity securities (including derivative securities with respect to any Buyer equity securities) and dispositions of Seller equity securities (including derivative securities with respect to any Seller equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Seller, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     2.03.  Seller Shareholders' Appraisal Rights

     Anything contained in this Agreement or elsewhere to the contrary notwithstanding, if any holder of an outstanding Seller Share who is entitled to demand and properly demands appraisal of such Seller Share in accordance with
Section 262 of the DGCL (a "SELLER DISSENTING SHARE"), then such Seller Dissenting Share shall not be converted into the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration, and instead:

          (a) Each such Seller Dissenting Share shall nevertheless be deemed to be extinguished at the Effective Time as provided elsewhere in this Agreement;

          (b) Each holder perfecting such appraisal rights shall thereafter have only such rights (and shall have such obligations) as are provided in
     Section 262 of the DGCL, and the Surviving Corporation shall not be required to deliver any cash payments to such person in substitution for each such Seller Dissenting Share in accordance with this Agreement; provided, however, that if any such person shall have failed to perfect or shall withdraw or lose such holder's rights under subsection (k) of Section 262 of the DGCL, each such holder's Seller Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration, as shall have been designated by each such holder prior to the such perfection, or if no such designation shall have been made, the Per Share Cash Consideration, without any interest thereon, pursuant to
     Section 2.01.

     No holder of Seller Dissenting Shares shall be entitled to submit a letter of transmittal, and any letter of transmittal submitted by a holder of Seller Dissenting Shares shall be invalid, unless and until the demand for appraisal rights made in respect of such Seller Dissenting Shares shall have been or is deemed to have been withdrawn.

     2.04.  Anti-Dilution Provisions

     The Exchange Ratio and the Per Share Stock Consideration shall be adjusted fully to reflect any occurrence, subsequent to the date of this Agreement but prior to the Effective Time, pursuant to which the outstanding Buyer Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Buyer's capitalization; provided, however, that nothing contained herein shall require any adjustment to the Exchange Ratio or the Per Share Stock Consideration as a result of the issuance of additional Buyer Shares for consideration which, if such issuance was for more than 19.9% of the then outstanding Buyer Shares, would not require the approval of the Buyer shareholders. Nothing contained herein shall be deemed to permit any action which may be proscribed by this Agreement.

                                 ARTICLE THREE

                    REPRESENTATIONS AND WARRANTIES OF SELLER

     3.01.  Representations and Warranties of Seller

     Except as set forth on the Seller Disclosure Schedule (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates, provided that any fact, item, contract, agreement, document or instrument listed or described, and any information disclosed, in any Section or Subsection thereof shall be deemed listed, described and disclosed in all other applicable Sections and Subsections even though not expressly set forth in such other Section(s) or Subsection(s)), Seller represents and warrants to Buyer and Acquisition Sub as follows:

          (a) Corporate Status.

             (i) Seller is a Delaware corporation and a unitary savings and loan holding company registered under the Home Owners Loan Act, as amended ("HOLA"). Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the full corporate power and authority to own its property, to carry on its business as presently conducted, and to enter into and, subject to the required adoption of this Agreement by the Seller shareholders and the obtaining of appropriate approvals of Governmental Authorities and Regulatory Authorities, perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement. Seller is qualified to do business in the State of Ohio, but is not qualified to do business in any other jurisdiction or required to be so qualified to do business in any other jurisdiction except where the failure to be so qualified would not have a material adverse effect on Seller. Seller has made available to Buyer true and complete copies of the certificate of incorporation and bylaws of Seller, in each case as amended to the date of this Agreement.

             (ii) CornerstoneBanc Financial Services, Incorporated, a Delaware corporation ("FINANCIAL SERVICES"), West Central Financial Services, Inc., an Ohio corporation ("CENTRAL FINANCIAL"), and Cornerstone Bank, a federal savings bank ("CBANK" and, together with Financial Services and Central Financial, the "SELLER SUBSIDIARIES") are the only Subsidiaries (as that term is defined in Section 3.01(c)) of Seller. CBank is a federal savings bank, is a member bank of the Federal Home Loan Bank of Cincinnati and is regulated by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). Each of the Seller Subsidiaries is duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and each has full power and authority, corporate or otherwise, to own their property and to carry on its business as presently conducted. Each Seller Subsidiary is qualified to do business in the State of Ohio, but is not qualified to do business in any other jurisdiction or required to be qualified to do business in any other jurisdiction except where the failure to be so qualified would have a material adverse effect on Seller. Seller has made available to Buyer true and complete copies of the governing instruments of each Seller Subsidiary, in each case as amended to the date of this Agreement.

             (iii) As used in this Agreement, (A) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its subsidiaries taken as a whole and (B) the term "material adverse effect" means, with respect to an entity, a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of such entity and its subsidiaries taken as a whole or on the ability of such entity to perform its obligations under this Agreement or consummate the Merger and the other material transactions contemplated by this Agreement other than, in any case, any state of facts, change, development, event, effect, condition or occurrence (i) resulting from changes in the United States economy or the United States securities markets in general; (ii) resulting from changes in the industries in which Seller or Buyer, as the case may be, operates and not specifically relating to the Seller or Buyer, as the case may be; (iii) resulting from any litigation or loss of current or prospective customers, employee or revenues that the party against which the material adverse effect or material adverse change is sought to be enforced successfully bears the burden of proving arose from the entering into of this Agreement, or (iv) resulting from the Merger generally; provided, however, that in no event shall a decrease in the trading price of Seller Shares or Buyer Shares, or litigation relating thereto, be considered a material adverse effect or material adverse change.

          (b) Capitalization of Seller.

             (i) The authorized capital of Seller consists solely of 7,250,000 Seller Shares, of which 2,645,000 Seller Shares are issued and outstanding, and 250,000 shares of preferred stock, par value $.01 per share, none of which have been issued or are outstanding. As of March 25, 2004, 805,092 Seller Shares are held in its treasury by Seller. All outstanding Seller Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. All Seller Shares issued have been issued in compliance in all material respects with all applicable federal and state securities laws. As of March 25, 2004, 138,307 Seller Shares were reserved for issuance upon the exercise of outstanding stock options (the "SELLER STOCK OPTIONS") granted under the Seller Financing Corporation 1995 Stock Option and Incentive Plan and the Seller Financing Corporation 1998 Omnibus Incentive Plan (collectively, the "SELLER STOCK OPTION PLANS"). Seller has furnished to Buyer a true, complete and correct copy of the Seller Stock Option Plans, and a list of all participants in the Seller Stock Option Plans as of February 29, 2004 is set forth in Section 3.01(b)(i) of the Seller Disclosure Schedule, which list identifies the number of Seller Shares subject to Seller Stock Options held by each such participant, the exercise price or prices of such Seller Stock Options and the dates each such Seller Stock Option was granted, becomes exercisable and expires.

             (ii) As of February 29, 2004, except for this Agreement and the Seller Stock Options, there are no options, warrants, calls, rights, commitments or agreements of any character to which Seller is a party or by which it is bound obligating Seller to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Seller Shares or obligating Seller to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. As of the date of this Agreement, there are no outstanding contractual obligations of Seller to repurchase, redeem or otherwise acquire any Seller Shares except for such obligations arising under the Seller Stock Option Plans.

             (iii) Except as disclosed in Section 3.01(b) of the Seller Disclosure Schedule, since February 29, 2004, Seller has not (A) issued or permitted to be issued any Seller Shares, or securities exercisable for or convertible into Seller Shares, other than upon exercise of the Seller Stock Options granted prior to the date hereof under the Seller Stock Option Plans; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through any Seller Subsidiary or otherwise, any Seller Shares; or (C) declared, set aside, made or paid to the shareholders of Seller dividends or other distributions on the outstanding Seller Shares.

             (iv) No bonds, debentures, notes or other indebtedness of Seller having the right to vote on any matters on which Seller's shareholders may vote are issued or outstanding.

          (c) Subsidiaries. The Seller Subsidiaries are the only Subsidiaries of Seller. Seller owns of record and beneficially all of the issued and outstanding equity securities of CBank, and CBank owns of record and beneficially all of the issued and outstanding equity securities of Financial Services and Central Financial. There are no options, warrants, calls, rights, commitments or agreements of any character to which Seller or any Seller Subsidiary is a party or by which any of them is bound obligating any Seller Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity securities of any Seller Subsidiary (other than to Seller, with respect to CBank, or CBank, with respect to Financial Services and Central Financial) or obligating Seller or any Seller Subsidiary to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments, understandings or arrangements relating to Seller's rights to vote or to dispose of the equity securities of CBank, and all of the equity securities of CBank held by Seller are fully paid and non-assessable and are owned by Seller free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. There are no contracts, commitments, understandings or arrangements relating to CBank's rights to vote or to dispose of the equity securities of Financial Services or Central Financial, and all of the equity securities of Financial Services and Central Financial held by CBank are fully paid and non-assessable and are owned by CBank free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever. Except as disclosed in Section 3.01(c) of the Seller Disclosure Schedule, Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind, other than the Seller Subsidiaries. For purposes of this Agreement, "Subsidiary" has the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC").

          (d) Corporate Proceedings. Assuming the accuracy of the representations and warranties of Buyer and Acquisition Sub set forth in
     Section 4.01(y), all corporate proceedings of Seller necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case by Seller, have been duly and validly taken, except for the adoption of this Agreement by the holders of at least a majority of the outstanding Seller Shares entitled to vote thereon (which is the only required shareholder vote thereon) and subject, in the case of the consummation of the Merger, to the filing and recordation of a certificate of merger as required by the DGCL and compliance with the applicable provisions of the WVBCA. The Board of Directors of Seller has, by a vote of a majority of the "Disinterested Directors" of such Board (as such term is defined in Article Eighth of Seller's certificate of incorporation), duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby and thereby, (ii) declaring that it is in the best interests of Seller's stockholders that Seller enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this

     Agreement, (iii) declaring that this Agreement is fair to Seller's stockholders, (iv) directing that this Agreement be submitted to a vote at a meeting of Seller's stockholders to be held as promptly as practicable and (v) recommending that Seller's stockholders adopt this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.03.

          (e) Authorized and Effective Agreement. This Agreement has been duly executed and delivered by Seller, and assuming the due authorization, execution and delivery by Buyer and Acquisition Sub, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors' rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Seller has the right, power, authority and capacity to execute and deliver this Agreement and, subject to the required adoption of this Agreement by Seller's shareholders, the obtaining of appropriate approvals by Regulatory Authorities and Governmental Authorities and the expiration of applicable regulatory waiting periods, to perform its obligations under this Agreement.

          (f) Financial Statements of Seller. The financial statements (including the related notes) included in the Seller SEC Documents (as defined below) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Seller and its consolidated subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

          (g) SEC Filings. Seller has filed all reports and proxy materials required to be filed by it with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), since January 1, 2001 (together with all information incorporated therein by reference, the "SELLER SEC DOCUMENTS"), except for any reports or proxy materials the failure to file which would not have a material adverse effect upon Seller. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC applicable to such Seller SEC Documents. None of such documents, as subsequently supplemented or amended prior to the date hereof, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (h) Absence of Undisclosed Liabilities. Except as set forth in Seller SEC Documents filed and publicly available prior to the date of this Agreement (the "SELLER FILED SEC DOCUMENTS") (including the financial statements included therein, as corrected pursuant to the Corrective Release filed as Exhibit 99.2 to the Form 8-K filed by Seller with the SEC on March 5, 2004) or in Section 3.01(h) of the Seller Disclosure Schedule and except as arising hereunder, Seller and its subsidiaries have no liabilities or obligations (whether accrued, absolute, contingent or otherwise) at December 31, 2003 (the "SELLER BALANCE SHEET DATE"), other than liabilities and obligations that individually or in the aggregate could not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Filed SEC Documents or otherwise disclosed in Section 3.01(h) of the Seller Disclosure Schedule, all debts, liabilities, guarantees and obligations of Seller and the Seller Subsidiaries incurred since the Seller Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount both individually and in the aggregate. Except as disclosed in
     Section 3.01(h) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is in default or breach of any material agreement to which Seller or the Seller Subsidiary is a party other than any such breaches or defaults that individually or in the aggregate would not reasonably be expected to have a material adverse effect on

     Seller. To the knowledge of Seller, no other party to any material agreement to which Seller or any Seller Subsidiary is a party is in default or breach of such agreement, which breach or default would reasonably be expected to have a material adverse effect on Seller.

          (i) Absence of Changes. Except (i) as set forth in the Seller Filed SEC Documents, (ii) as set forth in Section 3.01(i) of the Seller Disclosure Schedule, or (iii) in the ordinary course of business consistent with Seller's past practice, since the Seller Balance Sheet Date: (a) there has not been any material adverse change in the business, operations, assets or financial condition of Seller and the Seller Subsidiaries taken as a whole, and, to the knowledge of Seller, no fact or condition exists which Seller believes will cause such a material adverse change in the future; and (b) Seller has not taken or permitted any of the actions described in Section 5.01(b) of this Agreement.

          (j) Loan Documentation. The documentation ("LOAN DOCUMENTATION") governing or relating to the material loan and credit-related assets ("LOAN ASSETS") included in the loan portfolio of each Seller Subsidiary is legally sufficient for the purposes intended thereby and creates enforceable rights of such Seller Subsidiary in accordance in all material respects with the terms of such Loan Documentation, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors' rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing, except for such insufficiencies as would not reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller Filed SEC Documents or in Section 3.01(j) of the Seller Disclosure Schedule, no debtor under any of the Loan Documentation has asserted any claim or defense with respect to the subject matter thereof, which claim or defense, if determined adversely to Seller, would reasonably be expected to have a material adverse effect on Seller. Except as set forth in the Seller SEC Documents or in Section 3.01(j) of the Seller Disclosure Schedule, none of the Seller Subsidiaries is a party to a loan, including any loan guaranty, with any director, executive officer or five percent (5%) shareholder of Seller or any Seller Subsidiary, or any person, corporation or enterprise controlling, controlled by or under common control with either Seller or any Seller Subsidiary. All loans and extensions of credit that have been made by a Seller Subsidiary comply in all material respects with applicable regulatory limitations and procedures except for such failures to comply as would not reasonably be expected to have a material adverse effect on Seller.

          (k) Allowance for Loan Losses. Except as set forth in the Seller SEC Documents or in Section 3.01(k) of the Seller Disclosure Schedule, there is no loan which was made by any Seller Subsidiary and which is reflected as an asset of such Seller Subsidiary on the Seller Financial Statements that
     (A)(i) is 90 days or more delinquent or (ii) has been classified by examiners (regulatory or internal) as "Substandard," "Doubtful" or "Loss," and (B) the default by the borrower under which would reasonably be expected to have a material adverse effect on Seller. The allowance for loan losses reflected on the Seller Financial Statements has been determined in accordance with GAAP in all material respects and in accordance in all material respects with all rules and regulations applicable to Seller and the Seller Subsidiaries and is adequate in all material respects, except for such failures and inadequacies which would not reasonably be expected to have a material adverse effect on Seller.

          (l) Reports and Records. Seller and the Seller Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the OTS and the FDIC, except for such reports and records the failure to file or maintain would not reasonably be expected to have a material adverse effect on Seller. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to file or contain such information would not reasonably be expected to have a material adverse effect on Seller. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Seller.

          (m) Taxes. Except as set forth in Section 3.01(m) of the Seller Disclosure Schedule, Seller and the Seller Subsidiaries have timely filed all material returns, statements, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) (collectively, the "TAX RETURNS") with respect to all material federal, state, local and foreign income, gross income, gross receipts, gains, premium, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, excise, severance, stamp, occupancy, license, lease, environmental, customs, duties, property, windfall profits and all other material taxes (including any interest, penalties or additions to tax with respect thereto, individually, a "TAX" and, collectively, "TAXES") required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are and will be true, correct and complete in all material respects. Seller and the Seller Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Seller Financial Statements or have arisen in the ordinary course of business since the Seller Balance Sheet Date. Except as set forth in Section 3.01(m) of the Seller Disclosure Letter, neither the Internal Revenue Service (the "IRS") nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Seller, is threatening to assert against Seller or any Seller Subsidiary any deficiency or claim for additional Taxes, which deficiency or claim, if upheld, would reasonably be expected to have a material adverse effect on Seller. There are no unexpired waivers by Seller or any Seller Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Seller Financial Statements are adequate in all material respects for the periods covered. Seller and the Seller Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Seller. There are no liens for Taxes upon the assets of Seller or any Seller Subsidiary, other than liens for current Taxes not yet due and payable and liens that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Seller SEC Documents or in Section 3.01(l) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of "excess parachute payments" within the meaning of Section 280G of the Code. Neither Seller nor any Seller Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than an affiliated group of which Seller is or was the common Buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

          (n) Property and Title. Section 3.01(n) of the Seller Disclosure Schedule lists and describes all real property, and any leasehold interest in real property, owned or held by Seller or any Seller Subsidiary and used in the business of Seller or any Seller Subsidiary (collectively, the "SELLER REAL PROPERTIES"). The Seller Real Properties constitute all of the material real property and interests in real property used in the businesses of Seller and the Seller Subsidiaries. Copies of all leases of Seller Real Properties to which Seller or any Seller Subsidiary is a party have been provided to Buyer. Such leasehold interests have not been assigned or subleased. All Seller Real Properties which are owned by Seller or any Seller Subsidiary are free and clear of all mortgages, liens, security interests, defects, encumbrances, easements, restrictions, reservations, conditions, covenants, agreements, encroachments, rights of way and zoning laws, except (i) those set forth in the Seller SEC Documents or Section 3.01(n) of the Seller Disclosure Schedule; (ii) easements, restrictions, reservations, conditions, covenants, rights of way, zoning laws and other defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iii) the lien of current taxes not yet due and payable and (iv) other defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller. Seller and the Seller Subsidiaries own, and are in rightful possession of, and have good title to, all of the other assets indicated in the Seller SEC Documents as being owned by Seller or a Seller Subsidiary, free and clear of any charge, mortgage, pledge, security interest, hypothecation, restriction, claim, option, lien, encumbrance or interest of any persons whatsoever except (i) those described in the Seller SEC Documents or Section 3.01(n) of the Seller Disclosure Schedule, (ii) for those assets disposed of in the ordinary course of business consistent with past practices, (iii) for such as are no longer used or useful in the conduct of its businesses and (iv) for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller. The assets of Seller and the Seller Subsidiaries, taken as a whole, are adequate to continue to conduct the businesses of Seller and the Seller Subsidiaries as such businesses are presently being conducted.

          (o) Legal Proceedings. Except as set forth in the Seller Filed SEC Documents or Section 3.01(o) of the Seller Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Seller and the Seller Subsidiaries, threatened in any court, before any governmental agency or instrumentality or in any arbitration proceeding (i) against Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, would have a material adverse effect on Seller; or (ii) against or by Seller or any Seller Subsidiary which, if adversely determined against Seller or any Seller Subsidiary, would prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

          (p) Regulatory Matters. None of Seller, the Seller Subsidiaries and the respective properties of Seller and the Seller Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any court or federal or state governmental agency or authority, including any such agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OTS, the FDIC and the SEC) or the supervision or regulation of Seller or any Seller Subsidiary (collectively, the "REGULATORY AUTHORITIES") that individually or in the aggregate would reasonably be expected to have a material adverse effect on Seller. Neither Seller nor any Seller Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that individually or in the aggregate would reasonably be expected to have a material adverse effect on Seller.

          (q) No Conflict. Subject to the required adoption of this Agreement by the shareholders of Seller, receipt of the required approvals of Regulatory Authorities and Governmental Authorities, expiration of applicable regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by Seller do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any administrative agency or commission or other federal, state or local governmental authority or instrumentality (each, a "GOVERNMENTAL AUTHORITY") applicable to Seller or any Seller Subsidiary or any of their respective properties; (B) the certificate of incorporation or bylaws of Seller, or the governing instruments of any Seller Subsidiary; (C) any material agreement, indenture or instrument to which Seller or any Seller Subsidiary is a party or by which it or its properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Seller or any Seller Subsidiary, other than, in the case of clauses (A), (C) and (D), any such conflicts, violations, breaches or defaults that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Seller or any Seller Subsidiary, other than such security interests, mortgages, options, claims, liens, charges or encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller; or (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Seller or any Seller Subsidiary, other than such violations, cancellations, modifications, revocations or suspensions that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller.

          (r) Brokers, Finders and Others. Except for the fees paid or payable to Friedman Billings Ramsey & Co., Inc., Seller's financial advisor ("SELLER'S FINANCIAL ADVISOR"), there are no fees or commissions of any sort whatsoever claimed by, or payable by Seller or any Seller Subsidiary to, any broker, finder, intermediary, attorney, accountant or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby, except for ordinary and customary legal and accounting fees.

          (s) Employment Agreements. Except as disclosed in Section 3.01(s) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to any employment, change in control, severance or consulting agreement not terminable at will. Neither Seller nor any Seller Subsidiary is a party to, bound by or negotiating, any collective bargaining agreement, nor are any of their respective employees represented by any labor union or similar organization. Seller and Seller Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours other than with respect to any noncompliance that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller, and neither Seller nor any Seller Subsidiary has engaged in any unfair labor practice that would not reasonably be expected to have a material adverse effect on Seller.

          (t) Employee Benefit Plans.

             (i) Section 3.01(t)(i) of the Seller Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension (including, without limitation, Seller Pension Plans defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, "welfare plans" within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Seller or any Seller Subsidiary and in which any employee or former employee (the "EMPLOYEES"), consultant or former consultant (the "CONSULTANTS"), officer or former officer (the "OFFICERS"), or director or former director (the "DIRECTORS") of Seller or any Seller Subsidiary participates or to which any such Employees, Consultants, Officers or Directors either participate or are parties or (B) any Seller ERISA Affiliate (as defined below) (collectively, the "COMPENSATION AND BENEFIT PLANS"). Neither Seller nor any Seller Subsidiary has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Sections
        6.02 and 7.01 of this Agreement.

             (ii) Each Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act (as defined in Section 3.01(u)), the Exchange Act (as defined in Section 3.01(g)), the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made, except with respect to such failures as would not reasonably be expected to have a material adverse effect on Seller. Each Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "SELLER PENSION PLAN") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Seller, threatened legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Seller nor any Seller Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Seller or any Seller Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

             (iii) No liability (other than for payment of premiums to the Pension Benefit Guaranty Corporation ("PBGC") which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Seller or any Seller Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a "SELLER ERISA AFFILIATE PLAN") which is considered one employer with Seller under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a "SELLER ERISA AFFILIATE"). None of Seller, the Seller Subsidiaries nor any Seller ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26, 1980. No notice of a "reportable event", within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any Seller ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Seller Pension Plan or Seller ERISA Affiliate Plan and, to Seller's knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the Department of Labor (the "DOL"), the IRS or any other Governmental Authority with respect to any Compensation and Benefit Plan. Under each Seller Pension Plan and Seller ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Seller Pension Plan or Seller ERISA Affiliate Plan), did not exceed the then current value of the assets of such Seller Pension Plan or Seller ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Seller Pension Plan or Seller ERISA Affiliate Plan nor any amendment or other change to such Seller Pension Plan or Seller ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result and that individually or in the aggregate would reasonably be expected to have a material adverse effect on Seller.

             (iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or Seller ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Seller or any Seller Subsidiary is a party have been timely made or have been reflected on the Seller Financial Statements. Neither any Seller Pension Plan nor any Seller ERISA Affiliate Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Seller Pension Plan or Seller ERISA Affiliate Plan have been made on or before their due dates. None of Seller, the Seller Subsidiaries nor any Seller ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Seller Pension Plan or to any Seller ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA that individually or in the aggregate would reasonably be expected to have a material adverse effect on Seller.

             (v) Except as disclosed in Section 3.01(t)(v) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

             (vi) Seller and the Seller Subsidiaries do not maintain any foreign Compensation and Benefit Plans.

             (vii) With respect to each Compensation and Benefit Plan of Seller, Seller has, if applicable, provided or made available to Buyer, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts;
        (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (E) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

             (viii) Except as disclosed in the Seller Disclosure Schedule or on
        Section 3.01(t)(viii) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective
        Time), reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan of Seller or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan of Seller, any of which reasonably would be expected to have a material adverse effect on Seller.

          (u) Compliance with Laws. Except with respect to Environmental Laws (as defined in Section 3.01(y)) and Taxes, which are the subject of Sections 3.01(y) and 3.01(m), respectively, each of Seller and the Seller
     Subsidiaries:

             (i) has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Federal Community Reinvestment Act, as amended, the Home Mortgage Disclosure Act, as amended, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on Seller;

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not reasonably be expected to have a material adverse effect on Seller; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Seller's knowledge, no suspension or cancellation of any of them has been threatened in writing; and

             (iii) has received no written notification or communication from any Governmental Authority since January 1, 2003, (A) asserting that Seller or any Seller Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate would reasonably be expected to have a material adverse effect on Seller, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event which has occurred that, to the knowledge of Seller, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization.

          (v) Insurance.

             (i) Section 3.01(v) of the Seller Disclosure Schedule lists all of the material insurance policies, binders or bonds maintained by Seller or any Seller Subsidiary and a description of all material claims filed by Seller or any Seller Subsidiary against the insurers of Seller and the Seller Subsidiaries since December 31, 2002. Seller and the Seller Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller and the Seller Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion, except with respect to such policies and claims, the failure to maintain or file would not reasonably be expected to have a material adverse effect on Seller.

             (ii) The savings accounts and deposits of CBank are insured up to applicable limits by the FDIC in accordance with the Federal Deposit Insurance Act, and CBank has paid all assessments and filed all reports required by the Federal Deposit Insurance Act, except for such failures as would not reasonably be expected to have a material adverse effect on CBank or the availability of such insurance.

          (w) Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Seller or any Seller Subsidiary in connection with the execution, delivery or performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby, except for
     (A) filings of applications and notices, as applicable, with and the approval of certain federal and state banking authorities, (B) the filing of the appropriate certificates of merger with the Secretaries of State of West Virginia and Delaware pursuant to the WVBCA and the DGCL, (C) the adoption of this Agreement by Seller's shareholders, (D) the filing of a premerger notification and report form by Seller under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") or any other applicable competition, merger control, antitrust or similar law or regulation, (E) the filing with the SEC of the Proxy Statement/Prospectus and such reports under the Exchange Act, as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (F) any filings required under the rules and regulations of Nasdaq and the Buyer's Exchange, and (G) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller.

          (x) Contracts. (i) Except for Contracts filed as exhibits to the Seller SEC Documents, there are no Contracts that are required to be filed as an exhibit to any Seller SEC Document under the Exchange Act and the rules and regulations promulgated thereunder. Except for Contracts filed in unredacted form as exhibits to the Seller SEC Documents and purchase orders entered into in the ordinary course of business, Section 3.01(x) of the Seller Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Contracts in existence as of the date of this Agreement (other than those which have been performed completely): (A) which involve the payment by or to Seller or any Seller Subsidiary of more than $100,000 in connection with the purchase of property or goods or the performance of services or (B) which are not in the ordinary course of their respective businesses. True, complete and correct copies of all such Contracts have been delivered to Buyer. Neither Seller nor any Seller Subsidiary, nor, to the knowledge of Seller, any other party thereto, is in default under any such contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default except, in each case, for defaults that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Seller.

          (y) Environmental Matters. Except as otherwise disclosed in Section 3.01(y) of the Seller Disclosure Schedule: (i) Seller and the Seller Subsidiaries are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as that term is defined in this Section 3.01(y)), and, to the knowledge of Seller, neither Seller nor any Seller Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that individually or in the aggregate could not reasonably be expected to have a material adverse effect on Seller; (ii)(A) to the knowledge of Seller, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or have been threatened in writing in connection with any of Seller's or any Seller Subsidiary's activities and any Seller Real Properties or improvements thereon, and (B) to the knowledge of Seller, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened in connection with any real properties in respect of which any Seller Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the "SELLER SUBSIDIARY REAL ESTATE COLLATERAL"); (iii) to the knowledge of Seller, no claims are pending or threatened by any third party against Seller or any Seller Subsidiary, or with respect to the Seller Real Properties or improvements thereon, or, to the knowledge of Seller, the Seller Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance (as that term is defined in this Section 3.01(x)) which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Seller or any Seller Subsidiary; (iv) to the knowledge of Seller, no Hazardous Substances have been integrated into the Seller Real Properties or improvements thereon or any component thereof, or the Seller Subsidiary Real Estate Collateral or improvements thereon or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the real property and improvements; and (v) neither Seller nor any Seller Subsidiary has knowledge that (A) any of the Seller Real Properties or improvements thereon, or the Seller Subsidiary Real Estate Collateral or improvements thereon has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances, (B) any of the business operations of Seller or any Seller Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances, except routine, office-generated solid waste, or (C) any of the Seller Real Properties or improvements thereon, or the Seller Subsidiary Real Estate Collateral or improvements thereon have in the past or presently contain underground storage tanks, friable asbestos materials or PCB-containing equipment, which in any event would reasonably be expected to have a material adverse effect on Seller.

          For purposes of this Agreement, (i) "ENVIRONMENTAL LAW" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"); the Resource Conservation and Recovery Act of 1976, as amended; the Hazardous Materials Transportation Act, as amended; the Toxic Substances Control Act, as amended; the Federal Water Pollution Control Act, as amended; the Safe Drinking Water Act, as amended; the Clean Air Act, as amended; the Occupational Safety and Health Act of 1970, as amended; the Hazardous & Solid Waste Amendments Act of 1984, as amended; the Superfund Amendments and Reauthorization Act of 1986, as amended; the regulations promulgated thereunder, and any other federal, state, county, municipal, local or other statute, law, ordinance or regulation which may relate to or deal with human health or the environment, as of the date of this Agreement, and (ii) "HAZARDOUS SUBSTANCES" means, at any time: (a) any "hazardous substance" as defined in Section 101(14) of CERCLA or regulations promulgated thereunder; (b) any "solid waste," "hazardous waste," or "infectious waste," as such terms are defined in any other Environmental Law as of the date of this Agreement; and (c) friable asbestos, urea-formaldehyde, polychlorinated biphenyls ("PCBS"), nuclear fuel or material, chemical waste, radioactive material, explosives, known carcinogens, petroleum products and by-products, and other dangerous, toxic or hazardous pollutants, contaminants, chemicals, materials or substances listed or identified in, or regulated by, any Environmental Law.

          (z) Takeover Laws. Assuming the accuracy of the representations and warranties of Buyer set forth in Section 4.01(y), the approval of this Agreement and the Merger by the Board of Directors of Seller constitutes approval of the Merger for purposes of Section 203 of the DGCL and represents all of the action necessary to ensure that the restrictions on business combinations (as such term is defined therein) set forth in
     Section 203 of the DGCL do not and will not apply to the execution or delivery of this Agreement (including any amendments to this Agreement) or the consummation of the Merger and the other transactions contemplated hereby.

             (aa) Seller Information. True and complete copies of all documents listed in the Seller Disclosure Schedule have been made available or provided to Buyer. The books of account, stock record books and other financial and corporate records of the Seller and its Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management's authorizations and such books and records are accurately reflected in all material respects in the Seller Filed SEC Documents.

             (bb) Ownership of Buyer Shares. As of the date hereof, except as otherwise disclosed in Section 3.01(cc) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any of its affiliates or associates (as such terms are defined under the Exchange
        Act), (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Buyer Shares.

             (cc) Fairness Opinion. The Board of Directors of Seller has received the opinion of Seller's Financial Advisor dated the date of this Agreement to the effect that the consideration to be received by Seller's shareholders in the Merger is fair, from a financial point of view, to Seller's shareholders.

             (dd) CRA Compliance. Neither Seller nor any Seller Subsidiary has received any notice of non-compliance with the applicable provisions of the Federal Community Reinvestment Act, as amended ("CRA"), and the regulations promulgated thereunder, and CBank has received a CRA rating of satisfactory or better from the FDIC. Seller knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Seller or any Seller Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Seller or any Seller Subsidiary to fall below satisfactory.

                                  ARTICLE FOUR

                    REPRESENTATIONS AND WARRANTIES OF BUYER

     4.01.  Representations and Warranties of Buyer

     Buyer and Acquisition Sub hereby jointly and severally warrant and represent to Seller that:

          (a) Corporate Status. Buyer is a West Virginia corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC ACT"). Acquisition Sub is a West Virginia corporation. Each of Buyer and Acquisition Sub is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the full corporate power and authority to own its property, to carry on its business as presently conducted and to enter into and, subject to the required obtaining of appropriate approvals of Governmental Authorities and Regulatory Authorities, perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement, and is duly qualified or licensed to do business and is in good standing in the State of Ohio and each other jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing individually or in the aggregate could not reasonably be expected to have a material adverse effect on Buyer. Buyer has made available to Seller true and complete copies of its and Acquisition Sub's certificates of incorporation and bylaws, each as amended to the date of this Agreement.

          (b) Corporate Proceedings. All corporate proceedings of Buyer and Acquisition Sub necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this Agreement, in each case by Buyer and Acquisition Sub, have been duly and validly taken. This Agreement has been validly executed and delivered by duly authorized officers of Buyer and Acquisition Sub. No vote of Buyer's stockholders is required to be obtained in connection with the consummation of the transactions contemplated hereby.

          (c) Capitalization of Buyer.

             (i) As of February 27, 2004, the authorized capital stock of Buyer consists of 50,000,000 common shares, 2.0833 par value per share, of which 19,718,128 common shares are issued and outstanding and 1,601,220 common shares are held in treasury by Buyer, and 1,000,000 preferred shares, no par value per share, of which no shares are issued or outstanding. The outstanding Buyer Shares have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any person. As of February 27, 2004, 1,000,000 Buyer Shares were reserved for issuance upon the exercise of outstanding stock options granted under Buyer's stock option plans (the "BUYER STOCK OPTION PLANS") and 578,070 Buyer Shares were available for future grants of stock options under the Buyer Stock Option Plans. As of the date of this Agreement, except for the Buyer Shares issuable pursuant to this Agreement and as disclosed in Section 4.01(c) of the Buyer Disclosure Schedule, Buyer has no other commitment or obligation to issue, deliver or sell any Buyer Shares. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Buyer, and no securities or other instruments or obligations of Buyer the value of which is in any way based upon or derived from any capital or voting stock of Buyer, having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Buyer may vote. Except as set forth above, as of the date of this Agreement, there are no material Contracts of any kind to which Buyer is a party or by which Buyer is bound obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, Buyer or obligating Buyer to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. As of the date of this Agreement, there are no outstanding material contractual obligations of Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, Buyer.

             (ii) The Buyer Shares to be issued in exchange for Seller Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to any preemptive or other statutory right of stockholders and will be issued in compliance with applicable United States federal and state securities laws.

          (d) Authorized and Effective Agreement. This Agreement constitutes the legal, valid and binding obligation of Buyer and Acquisition Sub, enforceable against Buyer and Acquisition Sub in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting the enforcement of creditors' rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) and by an implied covenant of good faith and fair dealing. Each of Buyer and Acquisition Sub has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and, subject to the satisfaction of the requirements referred to in Section 4.01(j), the expiration of applicable regulatory waiting periods, and required filings under federal and state securities laws, to perform its obligations under this Agreement.

          (e) No Conflict. Subject to the receipt of the required approvals of Regulatory Authorities and Governmental Authorities, the expiration of applicable regulatory waiting periods, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated by this

     Agreement by Buyer and Acquisition Sub do not and will not (i) conflict with, or result in a violation of, or result in the breach of or a default (or which with notice or lapse of time would result in a default) under, any provision of: (A) any federal, state or local law, regulation, ordinance, order, rule or administrative ruling of any Governmental Authority applicable to Buyer or Acquisition Sub or any of its or their properties; (B) the certificates of incorporation or bylaws of Buyer or Acquisition Sub; (C) any material agreement, indenture or instrument to which Buyer or Acquisition Sub is a party or by which it or their properties or assets may be bound; or (D) any order, judgment, writ, injunction or decree of any court, arbitration panel or any Governmental Authority applicable to Buyer or Acquisition Sub; (ii) result in the creation or acceleration of any security interest, mortgage, option, claim, lien, charge or encumbrance upon or interest in any property of Buyer; or
     (iii) violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any material license, approval, certificate, permit or authorization held by Buyer or Acquisition Sub.

          (f) SEC Filings. Buyer has filed all reports and proxy materials required to be filed by it with the SEC pursuant to the Exchange Act, except for any reports or proxy materials the failure to file which would not have a material adverse effect upon Buyer and its Subsidiaries taken as a whole. All such filings, at the time of filing, complied in all material respects as to form and included all exhibits required to be filed under the applicable rules of the SEC. None of such documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (g) Financial Statements of Buyer. Buyer has furnished to Seller consolidated financial statements of Buyer consisting of the consolidated balance sheets as of December 31 for each of the years 2003, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2003 (the "BUYER BALANCE SHEET DATE"), including accompanying notes and the report thereon of Ernst & Young LLP (collectively, all of such consolidated financial statements are referred to as the "BUYER FINANCIAL STATEMENTS"). The Buyer Financial Statements were prepared in conformity with GAAP applied on a consistent basis and present fairly, in all material respects, the consolidated financial condition of Buyer at the dates, and the consolidated results of operations and cash flows for the periods, stated therein; subject, in the case of the interim financial statements, to normal year-end audit adjustments which are not expected to be, individually or in the aggregate, materially adverse to Buyer and the absence of full footnotes.

          (h) Takeover Laws. Buyer has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws or regulations of any state (collectively, "TAKEOVER LAWS") applicable to it, including, without limitation, those of the States of West Virginia and Delaware.

          (i) Brokers, Finders and Others. Except for the fees paid or payable to Keefe, Bruyette & Woods, Inc., Buyer's financial advisor, there are no fees or commissions of any sort whatsoever claimed by, or payable by Buyer to, any broker, finder, intermediary or any other similar person in connection with effecting this Agreement or the transactions contemplated hereby.

          (j) Governmental and Third-Party Proceedings. No consent, approval, authorization of, or registration, declaration or filing with, any court, Governmental Authority or any other third party is required to be made or obtained by Buyer in connection with the execution, delivery or performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby, except for (A) filings of applications or notices, as applicable, with and the approval of certain federal and state banking authorities, (B) the filing of the appropriate certificate of merger with the Secretaries of State of West Virginia and Delaware pursuant to the WVBCA and DGCL and (C) receipt of the approvals set forth in Section 7.09. As of the date hereof, Buyer is not aware of any reason why the approvals set forth in Section 7.09 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.09.

          (k) Buyer Information. None of the information relating to Buyer and its Subsidiaries to be contained in (i) the Registration Statement (as defined in Section 7.06(a) below) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the Proxy Statement, as of the date such Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of Seller's shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that, in each case, information as of a later date shall be deemed to modify information as of an earlier date. All information about Buyer and its Subsidiaries included in the Proxy Statement will be deemed to have been supplied by Buyer.

          (l) Absence of Undisclosed Liabilities. Except as set forth in Buyer SEC Documents filed and publicly available prior to the date of this Agreement (the "BUYER FILED SEC DOCUMENTS") (including the financial statements included therein) or in Section 4.01(l) of the Buyer Disclosure Schedule and except as arising hereunder, Buyer and its subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) at the Buyer Balance Sheet Date, other than liabilities and obligations that individually or in the aggregate could not reasonably be expected to have a material adverse effect on Buyer. Except as set forth in the Buyer Filed SEC Documents or otherwise disclosed in
     Section 4.01(l) of the Buyer Disclosure Schedule, all debts, liabilities, guarantees and obligations of Buyer and the Buyer Subsidiaries incurred since the Buyer Balance Sheet Date have been incurred in the ordinary course of business and are usual and normal in amount both individually and in the aggregate. Except as disclosed in Section 4.01(l) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is in default or breach of any material agreement to which Buyer or the Buyer Subsidiary is a party other than any such breaches or defaults that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Buyer. To the best knowledge of Buyer, no other party to any material agreement to which Buyer or any Buyer Subsidiary is a party is in default or breach of such agreement, which breach or default would reasonably be expected to have a material adverse effect on Buyer.

          (m) Absence of Changes. Except (i) as set forth in the Buyer Filed SEC Documents (ii) as set forth in Section 4.01(n) of the Buyer Disclosure Schedule, or (iii) in the ordinary course of business consistent with past practice, since the Buyer Balance Sheet Date, there has not been any material adverse change in the business, operations, assets or financial condition of Buyer and the Buyer Subsidiaries taken as a whole, and, to the knowledge of Buyer, no fact or condition exists which Buyer believes will cause such a material adverse change in the future.

          (n) Allowance for Loan Losses. Except as set forth in the Buyer SEC Documents or in Section 3.01(m) of the Buyer Disclosure Schedule, there is no loan which was made by any Buyer Subsidiary and which is reflected as an asset of such Buyer Subsidiary on the Buyer Financial Statements that
     (A)(i) is 90 days or more delinquent or (ii) has been classified by examiners (regulatory or internal) as "Substandard," "Doubtful" or "Loss," and (B) the default by the borrower under which could reasonably be expected to have a material adverse effect on Buyer. The allowance for loan losses reflected on the Buyer Financial Statements has been determined in accordance with GAAP in all material respects and in accordance in all material respects with all rules and regulations applicable to Buyer and the Buyer Subsidiaries and is adequate in all material respects, except for such failures and inadequacies which would not reasonably be expected to have a material adverse effect on Buyer. Buyer has considered all potential losses known to Buyer in establishing the current allowance for loan losses for each Buyer Subsidiary, other than such losses that if incurred would not have a material adverse effect on Buyer.

          (o) Reports and Records. Buyer and the Buyer Subsidiaries have filed all reports and maintained all records required to be filed or maintained by them under the rules and regulations of the Board of Governors of the Federal Reserve System and the West Virginia Division of Banking, except for such reports and records the failure to file or maintain would not reasonably be expected to have a material adverse effect on Buyer. All such documents and reports complied in all material respects with applicable requirements of law and rules and regulations in effect at the time such documents and reports were filed and contained in all material respects the information required to be stated therein, except for such documents and records the failure to file or contain such information would not reasonably be expected to have a material adverse effect on Buyer. None of such documents or reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than such reports and documents which the failure to file in such fashion would not reasonably be expected to have a material adverse effect on Buyer.

          (p) Taxes. Except as set forth in Section 4.01(p) of the Buyer Disclosure Schedule, Buyer and the Buyer Subsidiaries have timely filed all material Tax Returns with respect to all material Taxes required to be filed with the appropriate tax authority through the date of this Agreement. Such Tax Returns are and will be true, correct and complete in all material respects.

          Buyer and the Buyer Subsidiaries have paid and discharged all Taxes shown as due on such Tax Returns, other than such Taxes that are adequately reserved as shown on the Buyer Financial Statements or have arisen in the ordinary course of business since the Buyer Balance Sheet Date. Except as set forth in Section 4.01(p) of the Buyer Disclosure Letter, neither the IRS nor any other taxing agency or authority, domestic or foreign, has asserted, is now asserting or, to the knowledge of Buyer, is threatening to assert against Buyer or any Buyer Subsidiary any deficiency or claim for additional Taxes, which deficiency or claim, if upheld, would reasonably be expected to have a material adverse effect on Buyer. There are no unexpired waivers by Buyer or any Buyer Subsidiary of any statute of limitations with respect to Taxes. The accruals and reserves for Taxes reflected in the Buyer Financial Statements are adequate in all material respects for the periods covered. Buyer and the Buyer Subsidiaries have withheld or collected and paid over to the appropriate Governmental Authorities or are properly holding for such payment all Taxes required by law to be withheld or collected, except for such failures to withhold or collect as would not reasonably be expected to have a material adverse effect on Buyer. There are no liens for Taxes upon the assets of Buyer or any Buyer Subsidiary, other than liens for current Taxes not yet due and payable and liens that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code. Except as set forth in the Buyer SEC Documents or in
     Section 4.01(p) of the Buyer Disclosure Schedule, neither Buyer nor any Buyer Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted, or could result, individually or in the aggregate, in the payment of "excess parachute payments" within the meaning of Section 280G of the Code. Neither Buyer nor any Buyer Subsidiary has ever been a member of an affiliated group of corporations, within the meaning of
     Section 1504 of the Code, other than an affiliated group of which Buyer is or was the common Buyer corporation. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated by this Agreement.

          (q) Legal Proceedings. Except as set forth in the Buyer Filed SEC Documents or Section 4.01(q) of the Buyer Disclosure Schedule, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer and the Buyer Subsidiaries, threatened in any court, before any governmental agency or instrumentality or in any arbitration proceeding (i) against Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could have a material adverse effect on Buyer; or (ii) against or by Buyer or any Buyer Subsidiary which, if adversely determined against Buyer or any Buyer Subsidiary, could prevent the consummation of this Agreement or any of the transactions contemplated hereby or declare the same to be unlawful or cause the rescission thereof.

          (r) Regulatory Matters. Except as set forth in Section 4.01(r) of the Buyer Disclosure Schedule, none of Buyer, the Buyer Subsidiaries nor the respective properties of Buyer and the Buyer Subsidiaries is a party to or subject to any order, judgment, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities that individually or in the aggregate could reasonably be expected to have a material adverse effect on Buyer. Neither Buyer nor any Buyer Subsidiary has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, judgment, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission that individually or in the aggregate could reasonably be expected to have a material adverse effect on Buyer.

          (s) Employee Benefit Plans.

             (i) Section 4.01(s)(i) of the Buyer Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension (including, without limitation, Buyer Pension Plans defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare (including, without limitation, "welfare plans" within the meaning of Section 3(1) of ERISA, fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) Buyer or any subsidiary of Buyer and in which any employee or former employee (the "BUYER EMPLOYEES"), consultant or former consultant (the "BUYER CONSULTANTS"), officer or former officer (the "BUYER OFFICERS"), or director or former director (the "BUYER DIRECTORS") of Buyer or any subsidiary of Buyer participates or to which any such Buyer Employees, Buyer Consultants, Buyer Officers or Buyer Directors either participate or are parties or
        (B) any Buyer ERISA Affiliate (as defined below) (collectively, the "BUYER COMPENSATION AND BENEFIT PLANS"). Neither Buyer nor any subsidiary of Buyer has any commitment to create any additional Buyer Compensation and Benefit Plan or to modify or change any existing Buyer Compensation and Benefit Plan, except to the extent required by law and as otherwise contemplated by Sections 6.02 and 7.01 of this Agreement.

             (ii) Except in a manner that would not reasonably be expected to have a material adverse effect, each Buyer Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act (as defined in Section 3.01(u)), the Exchange Act (as defined in Section 3.01(g)), the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Buyer Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a " BUYER PENSION PLAN") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Buyer Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS and Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Buyer, threatened legal action, suit or claim relating to the Buyer Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Buyer nor any subsidiary of Buyer has engaged in a transaction, or omitted to take any action, with respect to any Buyer Compensation and Benefit Plan that would reasonably be expected to subject Buyer or any subsidiary of Buyer to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

             (iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Buyer or any subsidiary of Buyer with respect to any ongoing, frozen or terminated "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a "BUYER ERISA AFFILIATE PLAN") which is considered one employer with Buyer under
        Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (a "BUYER ERISA AFFILIATE"). None of Buyer, any subsidiary of Buyer or any Buyer ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26, 1980. No notice of a "reportable event", within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Buyer Compensation and Benefit Plan or by any Buyer ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Buyer Pension Plan or Buyer ERISA Affiliate Plan and, to Buyer's knowledge, no condition exists that presents a material risk that such proceedings will be instituted. There is no pending investigation or enforcement action by the PBGC, the DOL, the IRS or any other Governmental Authority with respect to any Buyer Compensation and Benefit Plan. Except as disclosed in Section 4.01(r)(iii) of the Buyer Disclosure Schedule, under each Buyer Pension Plan and Buyer ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Buyer Pension Plan or Buyer ERISA Affiliate Plan), did not exceed the then current value of the assets of such Buyer Pension Plan or Buyer ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Buyer Pension Plan or Buyer ERISA Affiliate Plan nor any amendment or other change to such Buyer Pension Plan or Buyer ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

             (iv) All contributions required to be made under the terms of any Buyer Compensation and Benefit Plan or Buyer ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Buyer or any subsidiary of Buyer is a party have been timely made or have been reflected on the Buyer Financial Statements. Neither any Buyer Pension Plan nor any Buyer ERISA Affiliate Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Buyer Pension Plan and each Buyer ERISA Affiliate Plan have been made on or before their due dates. None of Buyer, the any subsidiary of Buyer nor any Buyer ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Buyer Pension Plan or to any Buyer ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.

             (v) Except as disclosed in Section 4.01(s)(v) of the Buyer Disclosure Schedule, neither Buyer nor any subsidiary of Buyer has any obligations to provide retiree health and life insurance or other retiree death benefits under any Buyer Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

             (vi) Buyer and the subsidiaries of Buyer do not maintain any foreign Buyer Compensation and Benefit Plans.

             (vii) With respect to each Buyer Compensation and Benefit Plan, if applicable, Buyer has provided or made available to Seller, true and complete copies of existing: (A) Buyer Compensation and Benefit Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) forms filed with the PBGC within the past year (other than for premium payments); (F) most recent determination letter issued by the IRS; and (G) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.

             (viii) Except as disclosed on Section 4.01(s)(viii) of the Buyer Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Buyer Employee, Buyer Consultant or Buyer Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Buyer Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Buyer Compensation and Benefit Plan.

             (ix) Except as disclosed on Section 4.01(s)(ix) of the Buyer Disclosure Schedule, neither Buyer nor any subsidiary of Buyer maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

             (x) Except as disclosed on Section 4.01(s)(x) of the Buyer Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Buyer, Seller or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an "excess parachute payment" to an individual who is a "disqualified individual" (as such terms are defined in Section 280G of the Code) of Buyer on a consolidated basis, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

          (t) Compliance with Laws. Except with respect to Environmental Laws and Taxes, which are the subject of Sections 4.01(p) and 4.01(v), respectively, each of Buyer and the Buyer Subsidiaries:

             (i) has been in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such business, including, without limitation, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Federal Community Reinvestment Act, as amended, the Home Mortgage Disclosure Act, as amended, and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for failures to be in compliance which, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on Buyer;

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted, except where the failure to obtain any of the foregoing or to make any such filing, application or registration has not had or would not reasonably be expected to have a material adverse effect on Buyer; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and to Buyer's knowledge, no suspension or cancellation of any of them has been threatened in writing; and

             (iii) has received no written notification or communication from any Governmental Authority since January 1, 2002, (A) asserting that Buyer or any Buyer Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, except for failures to be in compliance that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Buyer, or (B) threatening to revoke any license, franchise, permit or governmental authorization, which revocations, individually or in the aggregate would reasonably be expected to have a material adverse effect on Buyer, which has not been resolved to the satisfaction of the Governmental Authority which sent such notification or communication. There is no event which has occurred that, to the knowledge of Buyer, would reasonably be expected to result in the revocation of any such license, franchise, permit or governmental authorization.

          (u) Contracts. (i) Except for Contracts filed as exhibits to the Buyer SEC Documents, there are no Contracts that are required to be filed as an exhibit to any Buyer SEC Document under the Exchange Act and the rules and regulations promulgated thereunder. Neither Buyer nor any Buyer Subsidiary, nor, to the knowledge of Buyer, any other party thereto, is in default under any such contract, agreement, commitment, arrangement or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected in any way, or under which it or its respective assets, business or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default except, in each case, for defaults that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Buyer.

          (v) Environmental Matters. Except as otherwise disclosed in Section 4.01(v) of the Buyer Disclosure Schedule: (i) Buyer and the Buyer Subsidiaries are and have been at all times in compliance in all material respects with all applicable Environmental Laws, and, to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has engaged in any activity in violation of any applicable Environmental Law except for failures to be in compliance that individually or in the aggregate could not reasonably be expected to have a material adverse effect on Buyer; (ii)(A) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or have been threatened in writing in connection with any of Buyer's or any Buyer Subsidiary's activities and any Buyer Real Properties or improvements thereon, and (B) to the knowledge of Buyer, no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or threatened in connection with any real properties in respect of which any Buyer Subsidiary has foreclosed or holds a mortgage or mortgages (hereinafter referred to as the "BUYER SUBSIDIARY REAL ESTATE COLLATERAL"); (iii) to the knowledge of Buyer, no claims a pending or threatened by any third party against Buyer or any Buyer Subsidiary, or with respect to the Buyer Real Properties or improvements thereon, or, to the knowledge of Buyer, the Buyer Subsidiary Real Estate Collateral or improvements thereon, relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance which have not been resolved to the satisfaction of the involved parties and which have had or are reasonably expected to have a material adverse effect on Buyer or any Buyer Subsidiary; (iv) to the knowledge of Buyer, no Hazardous Substances have been integrated into the Buyer Real Properties or improvements thereon or any component thereof, or the Buyer Subsidiary Real Estate Collateral or improvements thereon or any component thereof in such manner or quantity as may reasonably be expected to or in fact would pose a threat to human health or the value of the real property and improvements; and (v) neither Buyer nor any Buyer Subsidiary has knowledge that (A) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances, (B) any of the business operations of Buyer or any Buyer Subsidiary have contaminated lands, waters or other property of others with Hazardous Substances, except routine, office-generated solid waste, or (C) any of the Buyer Real Properties or improvements thereon, or the Buyer Subsidiary Real Estate Collateral or improvements thereon have in the past or presently contain underground storage tanks, friable asbestos materials or PCB-containing equipment, which in any event would reasonably be expected to have a material adverse effect on Buyer.

          (w) Buyer Information. True and complete copies of all documents listed in the Buyer Disclosure Schedule have been made available or provided to Buyer. The books of account, stock record books and other financial and corporate records of the Buyer and its Subsidiaries, all of which have been made available to Buyer, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management's authorizations and such books and records are accurately reflected in all material respects in the Buyer Filed SEC Documents.

          (x) CRA Compliance. Neither Buyer nor any Buyer Subsidiary has received any notice of non-compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and each Subsidiary of Buyer has received a CRA rating of satisfactory or better from the FDIC. Buyer knows of no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Buyer or any Buyer Subsidiary to receive any notice of non-compliance with such provisions or cause the CRA rating of Buyer or any Buyer Subsidiary to fall below satisfactory.

          (y) Ownership of Seller Shares. As of the date hereof, except as otherwise disclosed in Section 4.01(y) of the Buyer Disclosure Schedule, neither Buyer nor any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Seller Shares, (iii) has been an "interested shareholder" (as such term in defined in Section 203 of the DGCL) of Seller at any time within the last three (3) years or (iv) is an "interested stockholder" of Seller (as such term is defined in Article Eighth of Seller's certificate of incorporation).

          (z) Operation of Acquisition Sub. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

                                  ARTICLE FIVE

                          FURTHER COVENANTS OF SELLER

     5.01.  Operation of Business

     Seller covenants to Buyer that, throughout the period from the date of this Agreement to and including the Closing, except as expressly contemplated or permitted by this Agreement or to the extent that Buyer shall otherwise consent in writing:

          (a) Conduct of Business. Seller's business, and the business of each Seller Subsidiary, will be conducted only in the ordinary and usual course consistent with past practice. Without the written consent of Buyer, Seller shall not, and shall cause each Seller Subsidiary not to, take any action which would be inconsistent with any representation or warranty of Seller set forth in this Agreement or which would cause a breach of any such representation or warranty if made at or immediately following such action, subject to such exceptions as do not, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer or the on the Surviving Corporation following the Effective Time or except, in each case, as may be required by applicable law or regulation.

          (b) Changes in Business and Capital Structure. Except as provided for by this Agreement, as set forth in Section 5.01(b) of the Seller Disclosure Schedule or as otherwise approved expressly in writing by Buyer, Seller will not, and will cause each Seller Subsidiary not to:

             (i) sell, transfer, mortgage, pledge or subject to any lien or otherwise encumber any of the assets of Seller or any Seller Subsidiary, tangible or intangible, which are material, individually or in the aggregate, to Seller except for (A) internal reorganizations or consolidations involving existing subsidiaries that would not be likely to present a material risk of any material delay in the receipt of any required regulatory approval, (B) securitization activities in the ordinary course of business and (C) other dispositions of assets, including subsidiaries, if the fair market value of the total consideration received therefrom does not exceed in the aggregate, $50,000;

             (ii) make any capital expenditure or capital additions or betterments which individually exceed $100,000 or exceed $500,000 in the aggregate and which otherwise are in any manner inconsistent in any material respect with Seller's capital budget for 2004;

             (iii) become bound by, enter into, or perform any material contract, commitment or transaction party which if so entered into, would be reasonably likely to (A) have a material adverse effect on Seller, (B) impair in any material respect the ability of Seller to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the transactions contemplated by this Agreement;

             (iv) declare, pay or set aside for payment any dividends or make any distributions on its capital shares issued and outstanding other than quarterly cash dividends on Seller Shares in respect of each fiscal quarter ending on or after February 29, 2004 in an amount not to exceed $0.25 per Seller Share and (B) dividends by a direct or indirect wholly owned subsidiary of Seller to its parent;

             (v) purchase, redeem, retire or otherwise acquire any of its capital shares other than pursuant to rights of repurchase granted to Seller, or put rights granted to any of its employees or former employees, pursuant to the Seller Stock Option Plans;

             (vi) issue or grant any option or right to acquire any of its capital shares or any Voting Debt other than (A) the issuance of Seller Shares pursuant to the exercise of warrants or options outstanding as of the date of this Agreement and (B) issuances by a wholly-owned subsidiary of its capital stock or Voting Debt to its parent or another wholly-owned subsidiary of Seller, or effect, directly or indirectly, any share split or share dividend, recapitalization, combination, exchange of shares, readjustment or other reclassification;

             (vii) amend or propose to amend its certificate of incorporation, by-laws or other governing documents except as otherwise expressly contemplated by this Agreement;

             (viii) merge or consolidate with any other person or otherwise reorganize except for the Merger;

             (ix) acquire all or any portion of the assets, business, deposits or properties of any other entity other than (A) by way of foreclosures,
        (B) acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice and (C) internal reorganizations or consolidations involving existing subsidiaries that would not be likely to present a material risk of any material delay in the receipt of any required regulatory approval;

             (x) other than in the ordinary course of business consistent with past practice, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any Director, Officer or Employee of Seller or any Seller Subsidiary, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder; provided, however, that Seller may take such actions in order to satisfy either applicable law or contractual obligations, including those arising under its benefit plans, existing as of the date hereof and disclosed in the Seller Disclosure Schedule or regular annual renewals of insurance contracts.

             (xi) announce or pay any general wage or salary increase or bonus, other than normal pay increases and bonuses consistent with past practices, or enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any Officer, Director or Employee, except, in each case, for changes which are required by applicable law or to satisfy contractual obligations existing as of the date hereof and disclosed in the Seller Disclosure Schedule; provided, however, that Seller shall be permitted to pay (A) pro rata bonuses as of the Closing Date to those officers of Seller and CBank listed in Section 5.01(b)(xi) of the Seller Disclosure Schedule based on (i) the bonuses being accrued on Seller's or CBank's books for each of such officers in respect of Seller's current fiscal year in accordance with the bonus policies of Seller and CBank in effect as of the start of such fiscal year and (ii) the actual number of days elasped from the start of Seller's current fiscal year to the Closing Date or, if the Closing Date occurs after December 1, 2004, the full amount of such bonus that otherwise would have been paid by Seller or CBank in respect of such fiscal year and (B) quarterly performance and referral bonuses to employees of CBank consistent with CBank's current policy with respect to such bonus payments;

             (xii) incur any long-term indebtedness for money borrowed, guarantee any such long-term indebtedness or issue or sell and long-term debt securities other than (i) in replacement of existing or maturing debt, (ii) indebtedness of one subsidiary of Seller to Seller or another subsidiary of Seller, or (iii) in the ordinary course of business consistent with past practice;

             (xiii) except as disclosed in any Seller SEC Document filed prior to the date of this Agreement, implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP, or the rules and regulations of the SEC or Nasdaq;

             (xiv) change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days, other than in the ordinary course of business;

             (xv) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Authority;

             (xvi) change any of its commercial or consumer loan policies in any material respect, including credit underwriting criteria, or make any material exceptions thereto, unless so required by applicable law or Governmental Authority;

             (xvii) purchase any mortgage loan servicing rights; or

             (xviii) enter into any agreement to do any of the foregoing.

          (c) Maintenance of Property. Seller shall, and shall cause the Seller Subsidiaries to, use their commercially reasonable efforts to maintain and keep their respective properties and facilities in their present condition and working order, ordinary wear and tear excepted, except with respect to such properties and facilities, the loss of which would not reasonably be expected to have a material adverse effect on Seller.

          (d) Performance of Obligations. Seller shall, and shall cause the Seller Subsidiaries to, perform all of their obligations under all agreements relating to or affecting their respective properties, rights and businesses, except where nonperformance would not have a material adverse effect on Seller.

          (e) Maintenance of Business Organization. Seller shall, and shall cause the Seller Subsidiaries to, use their commercially reasonable efforts to maintain and preserve their respective business organizations intact, to retain present key Employees and to maintain the respective relationships of customers, suppliers and others having business relationships with them.

          (f) Insurance. Seller shall, and shall cause the Seller Subsidiaries to, maintain insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, were maintained by them at the Seller Balance Sheet Date, and upon the renewal or termination of such insurance, Seller and the Seller Subsidiaries will use their commercially reasonable efforts to renew or replace such insurance coverage with reputable insurers, in respect of the amounts, premiums, types and risks insured or maintained by them at the Balance Sheet Date.

          (g) Access to Information. (a) Seller shall, and shall cause each of its Subsidiaries to, afford to Buyer and to Buyer's officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, Seller shall, and shall cause each of its subsidiaries to, make available to Buyer on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign (whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request (including the financial and tax work papers of Crowe, Chizek and Company, LLP), provided that Buyer shall not unreasonably interfere with Seller's business operations and Seller may, in its discretion, limit Buyer's access to Seller's employees whose work product Seller reasonably wishes to keep confidential.

     5.02.  Notification

     Between the date of this Agreement and the Closing Date, Seller promptly shall notify Buyer in writing if Seller becomes aware of any fact or condition that (a) causes or constitutes a breach in any material respect of any of Seller's representations and warranties or (b) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Seller Disclosure Schedule, Seller will promptly deliver to Buyer a supplement to the Seller Disclosure Schedule specifying such change ("UPDATED SELLER DISCLOSURE SCHEDULE"); provided, however, that the disclosure of such change in the Updated Seller Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Buyer. During the same period, Seller will promptly notify Buyer of (i) the occurrence of any breach in any material respect of any of Seller's covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Seller, to result in a material adverse effect with respect to Seller.

     5.03.  Acquisition Proposals

     (a) From the date hereof until this Agreement has been terminated as provided herein, Seller shall not, nor shall it permit any of its subsidiaries to, or authorize or permit any director, officer or employee of Seller or any of its subsidiaries or any investment banker, attorney, accountant or other advisor or representative of Seller or any of its subsidiaries (the "SELLER REPRESENTATIVES") to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Takeover Proposal (as defined below) or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the approval of its shareholders, the Board of Directors of Seller or Seller Representatives may, in response to a bona fide written Takeover Proposal that such Board of Directors determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), and which Takeover Proposal was unsolicited and did not otherwise result from a breach of this
Section 5.03, and subject to compliance with Section 5.03(c) and (d), (x) furnish information with respect to Seller and its subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement, provided that all such information is provided to Buyer or has been previously provided to Buyer, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal.

     The term "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 20% or more of the total revenue or assets of Seller and its subsidiaries, taken as a whole, or (B) 20% or more of the outstanding Seller Shares, or other equity or voting interests in, any of Seller's Subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above, in each case other than the transactions contemplated by this Agreement.

     (b) Neither the Board of Directors of Seller nor any committee thereof shall, unless the Board of Directors or a committee thereof determines in good faith, after consulting with legal counsel, that the failure to take any such action set forth in this Section 5.03(b) would be reasonably likely to result in a breach of its fiduciary duties under applicable laws (i) (A) withdraw (or modify in a manner adverse to Buyer) the recommendation by such Board of Directors or any such committee of this Agreement or the Merger, (B) determine that this Agreement or the Merger is no longer advisable, (C) recommend that the stockholders of Seller reject this Agreement or the Merger, (D) recommend the approval or adoption of any

Takeover Proposal or (E) resolve, agree or propose publicly to take any such actions, (ii) adopt or approve any Takeover Proposal, or withdraw its approval of this Agreement, or resolve or agree to take any such actions, (iii) without limiting Section 5.03(b)(i), propose publicly to adopt or approve any Takeover Proposal or propose publicly to withdraw its approval of this Agreement, or resolve or agree to take any such actions, or (iv) cause or permit Seller to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an "ACQUISITION AGREEMENT") constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.03(a)), or resolve or agree to take any such actions. Notwithstanding anything in this Section 5.03 to the contrary, at any time prior to obtaining the Stockholder Approval, the Board of Directors of Seller may, in response to a Superior Proposal and that did not result from a breach of Section 5.03(a), cause Seller to terminate this Agreement pursuant to Section 11.01(d)(iii) and concurrently enter into a binding Acquisition Agreement containing the terms of a Superior Proposal; provided, however, however, that Seller shall not exercise its right to terminate this Agreement pursuant to Section 11.01(d)(iii) until after the third business day following Buyer's receipt of written notice (a "NOTICE OF SUPERIOR PROPOSAL") from Seller advising Buyer that the Board of Directors of Seller has received a Superior Proposal and that such Board of Directors intends to, subject to any action taken by Buyer pursuant to this sentence, cause Seller to accept such Superior Proposal and terminate this Agreement, specifying the terms and conditions of the Superior Proposal and identifying the person making such Superior Proposal (it being understood and agreed that any amendment to the price or any other material term of a Superior Proposal shall require a new Notice of Superior Proposal and a new three business day period).

     The term "SUPERIOR PROPOSAL" means any bona fide binding written offer not solicited by or on behalf of Seller and received subsequent to the date hereof made by a third party that if consummated would result in such third party (or in the case of a direct merger between such third party and Seller, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Seller or all or substantially all the assets of Seller and its subsidiaries, taken as a whole, that the Board of Directors of Seller determines in its good faith judgment (after consultation with its financial advisor or other financial advisor of nationally recognized reputation) is reasonably likely to result in terms which are more favorable from a financial point of view to Seller's stockholders than the Merger, taking into account, among other things, any changes to the terms of this Agreement offered by Buyer in response to such Superior Proposal or otherwise.

     (c) In addition to the obligations of Seller set forth in paragraphs (a) and (b) of this Section 5.03, Seller promptly shall, but in any case within 24 hours, advise Buyer in writing of any request for information that Seller reasonably believes could lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry Seller reasonably believes could lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent material amendment or modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry. Seller shall keep Buyer informed in all material respects on a timely basis of the status and details (including material amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

     (d) Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit Seller from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to Seller's stockholders if, in the good faith judgment of the Board of Directors of Seller, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law.

     5.04.  Delivery of Information

     Seller shall furnish to Buyer promptly after such documents are available:
(a) all reports, proxy statements or other communications by Seller to its shareholders generally; and (b) all press releases relating to any transactions.

     5.05.  Affiliates Compliance with the Securities Act

     (a) No later than the 15th day prior to the mailing of the Seller Proxy Statement, Seller shall deliver to Buyer a schedule of all persons who Seller reasonably believes are, or are likely to be, as of the date of the Seller Meeting, deemed to be "affiliates" of Seller as that term is used in Rule 145 under the Securities Act and/or Accounting Series Releases 130 and 135, as amended, of the SEC (the "RULE 145 AFFILIATES"). Thereafter and until the Effective Time, Seller shall identify to Buyer each additional person whom Seller reasonably believes to have thereafter become a Rule 145 Affiliate.

     (b) Seller shall use its diligent efforts to cause each person who is identified as a Rule 145 Affiliate pursuant to Section 5.06(a) above (who has not executed and delivered the same concurrently with the execution of this Agreement) to execute and deliver to Buyer on or before the date of mailing of the Seller Proxy Statement, a written agreement, substantially in the form of Exhibit A attached hereto.

     5.06.  Takeover Laws

     Seller shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement and the Merger from the requirements of Section 203 of the DGCL and from any provisions under its certificate of incorporation and bylaws, as applicable, by action of the Board of Directors of Seller or otherwise, and (b) assist in any challenge by Buyer to the validity, or applicability to the Merger, of any Takeover Law.

     5.07.  No Control

     Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or any Seller Subsidiary prior to the Effective Time. Prior to the Effective Time each of Seller and Buyer shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its subsidiaries respective operations.

                                  ARTICLE SIX

                           FURTHER COVENANTS OF BUYER

     6.01.  Access to Information

     Buyer shall furnish to Seller promptly after such documents are available:
(i) all reports, proxy statements or other communications by Buyer to its shareholders generally; and (ii) all press releases relating to any transactions.

     6.02.  Opportunity of Employment; Employee Benefits

     (a) Buyer agrees to use its commercially reasonable efforts to continue the employment of substantially all of the Employees of Seller and the Seller Subsidiaries after the Merger. Employees of Seller and the Seller Subsidiaries (other than employees who are otherwise parties to employment or change in control agreements) who are not offered the opportunity to continue as employees following the Effective Time shall be entitled to receive (a) severance compensation of not less than one (1) week of pay for each year of service with Seller and/or any Seller Subsidiary, with a minimum severance of 4 weeks of pay and a maximum severance of 26 weeks of pay, and (b) outplacement consultation services of a type and nature to be agreed upon by Seller and Buyer prior to the Effective Time and with a cost of up to $1,000 for each employee of Seller or any Seller Subsidiary not offered employment after, or otherwise terminated within three (3) months after, the Effective Time. Nothing in this section or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under Ohio law and said employees shall not be deemed to be third-party beneficiaries of this provision. From and after the Effective Time, the Employees of Seller and the Seller Subsidiaries that remain an employee thereof after the Effective Time ("CONTINUING EMPLOYEES") shall be provided with employee benefits that do not discriminate between employees who were covered by the Compensation and Benefit Plans and employees who were covered by the Buyer Compensation and Benefit plans. Each such Seller Employee and/or Seller

Subsidiary Employee shall be credited with years of service with Seller, the appropriate Seller Subsidiary and, to the extent credit would have been given by Seller or the appropriate Seller Subsidiary for years of service with a predecessor (including any business organization acquired by Seller or any Seller Subsidiary), years of service with a predecessor of Seller or a Seller Subsidiary, for purposes of eligibility and vesting (but not for benefit accrual purposes) in the employee benefit plans of Buyer, and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under the Seller Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage. Notwithstanding the foregoing, all then active Seller Employees and all then active Seller Subsidiary Employees shall commence participation in Buyer's Employee Stock Ownership Plan and its Defined Benefit Pension Plan as of the Effective Time. The foregoing covenants shall survive the Merger, and Buyer shall before the Effective Time adopt resolutions that amend its tax-qualified retirement plans to provide for the Seller or Seller Subsidiary service credits referenced herein.

     (b) The Surviving Corporation shall cause CBank or its successor to honor the terms of each of the employment agreements as in effect at the Seller Subsidiaries in accordance with their terms after the Effective Time.

     (c) Seller shall be entitled to create a retention bonus pool from which Seller's senior management shall, subject to Buyer's prior approval, with such approval not to be withheld or delayed unreasonably, be able to offer retention bonuses to employees of Seller whom such senior management wishes to encourage to remain in Seller's employ until the Effective Time.

     6.03.  Exchange Listing

     Buyer shall file a listing application with Nasdaq for the Buyer Shares to be issued to the former holders of Seller Shares in the Merger at the time prescribed by applicable rules and regulations of the Buyer Exchange, and shall use all commercially reasonable efforts to cause the Buyer Shares to be issued in connection with the Merger to be approved for listing on the Buyer Exchange, subject to official notice of issuance, prior to the Closing Date. In addition, Buyer will use its best efforts to maintain its listing on Nasdaq.

     6.04.  Notification

     Between the date of this Agreement and the Closing Date, Buyer promptly shall notify Seller in writing if Buyer becomes aware of any fact or condition that (i) causes or constitutes a breach in any material respect of any of Buyer's or Acquisition Sub's representations and warranties or (ii) would (except as expressly contemplated by this Agreement) cause or constitute a breach in any material respect of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Buyer Disclosure Schedule, Buyer promptly shall deliver to Seller a supplement to the Buyer Disclosure Schedule specifying such change ("UPDATED BUYER DISCLOSURE SCHEDULE"); provided, however, that the disclosure of such change in the Updated Buyer Disclosure Schedule shall not be deemed to constitute a cure of any breach of any representation or warranty made pursuant to this Agreement unless consented to in writing by Seller. During the same period, Buyer promptly shall notify Seller of (i) the occurrence of any breach in any material respect of any of Buyer's or Acquisition Sub's covenants contained in this Agreement, (ii) the occurrence of any event that may make the satisfaction of the conditions in this Agreement impossible or unlikely in any material respect or (iii) the occurrence of any event that is reasonably likely, individually or taken with all other facts, events or circumstances known to Buyer, to result in a material adverse effect with respect to Buyer.

     6.05.  Takeover Laws

     Buyer shall take all necessary steps to (a) exempt (or cause the continued exemption of) this Agreement and the Merger from the requirements of any Takeover Law and from any provisions under its Articles and Regulations, as applicable, by action of the Board of Directors of Buyer or otherwise, and (b) assist in any challenge by Seller to the validity, or applicability to the Merger, of any Takeover Law.

     6.06.  Officers' and Directors' Indemnification

     (a) For a period of six (6) years following the Effective Time, Buyer shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is not, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a Director or Officer of Seller or any Seller Subsidiary (each, an "INDEMNIFIED PARTY") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "COSTS") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time; provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under applicable law for indemnification shall be made by the court in which the claim, action, suit or proceeding was brought or by independent counsel (which shall not be counsel that provides material services to Buyer) selected by Buyer and reasonably acceptable to such Indemnified Party.

     (b) If Buyer, the Surviving Corporation or any of its successors or assigns
(i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all its properties and assets to any person or (iii) transfers, by means of a distribution, sale, assignment or other transaction, all of the stock of the Surviving Corporation or all or substantially all of its assets, to any person, then, and in each such case, Buyer shall cause proper provision to be made so that the successor and assign of Buyer or the Surviving Corporation assumes the obligations set forth in this Section and in such event all references to the Surviving Corporation in this Section shall be deemed a reference to such successor and assign.

     (c) For a period of six (6) years from the Effective Time, Buyer shall provide that portion of directors' and officers' liability insurance that serves to reimburse the present and former Officers and Directors of Seller and the Seller Subsidiaries (determined as of the Effective Time) (as opposed to Seller) with respect to claims against such Officers and Directors arising from facts or events which occurred before the Effective Time, on terms no less favorable than those in effect on the date hereof; provided, however, that Buyer may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date hereof; provided, however that in no event shall Buyer be required to expend more than 250% of the current amount expended by Seller (the "INSURANCE AMOUNT") to maintain or procure such directors' and officers' liability insurance coverage; provided, further that if Buyer is unable to maintain or obtain the insurance called for by this Section 6.06(c), Buyer shall obtain as much comparable insurance as, in the good faith judgment of the Surviving Corporation's board, is available for the Insurance Amount.

     (d) Any Indemnified Party wishing to claim indemnification under Section 6.06(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Buyer thereof; provided that the failure so to notify shall not affect the obligations of Buyer under Section 6.06(a) unless and to the extent that Buyer is actually and materially prejudiced as a result of such failure.

     (e) The provisions of this Section 6.06 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives. The Surviving Corporation shall pay (as incurred) all expenses, including reasonable expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 6.06.

     6.07.  Election of a Seller Director to Board of Directors; Advisory Board

     (a) Buyer shall, or shall cause the board of directors of Buyer's principal banking subsidiary, to appoint one (1) of the current directors of Seller to such board at the first meeting of such board held after the Effective Time. Such appointee shall hold such position for at least one year after the effective date of such appointment unless such person earlier resigns or is removed for cause.

     (b) Buyer shall cause Acquisition Sub to (i) create an advisory board for CBank or its successor after the Effective Time, (ii) appoint each then current director of Seller to such advisory board, (iii) maintain such advisory board as so composed for at least one year after the Effective Time, and (iv) provide such advisory board members with compensation equal, on an annual basis, to that received by them in the fiscal year ended December 31, 2003.

                                 ARTICLE SEVEN

                       FURTHER OBLIGATIONS OF THE PARTIES

     7.01.  Seller Stock Options

     (a) As soon as practicable following the date of this Agreement, the Board of Directors of Seller (or, if appropriate, any committee administering Seller Stock Option Plans) and the Board of Directors of Buyer shall adopt such resolutions or take such other actions (if any), including, without limitation, the approval of Seller's stockholders pursuant to the Proxy Statement, as may be required to effect the following:

          (i) Each Seller Stock Option outstanding immediately prior to the Effective Time that is exercisable for a Seller Share at an exercise price less than $35.00 shall, upon the request of the holder thereof, be deemed exercised on a net exercise basis (i.e., based on the difference between the $35.00 and the exercise price per share) and each Seller Share resulting from such net exercise shall be entitled to receive the Per Share Cash Consideration pursuant to the provisions of Section 2.01; provided, that such shares shall not be deemed outstanding for purposes of calculation of the Total Cash Amount pursuant to Article Two;

          (ii) Each Seller Share subject to a Restricted Stock Award outstanding immediately prior to the Effective Time shall, be deemed outstanding for purposes of calculating the number of Outstanding Shares entitled to receive the Merger Consideration pursuant to the provisions of Article Two;

          (iii) Each Seller Stock Option outstanding immediately prior to the Effective Time as to which the holder thereof has not made the election permitted pursuant to Section 7.01(a)(i) shall be amended and converted into an option to purchase a number of Buyer Shares (rounded to the nearest whole share) (an "ADJUSTED OPTION") equal to (i) the number of Seller Shares subject to such Seller Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and the per share exercise price for the Buyer Shares issuable upon the exercise of such Adjusted Option shall be equal to (i) the exercise price per share of the Seller Shares at which such Seller Stock Option was exercisable immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded to the nearest whole cent); provided, however, that in the case of any Seller Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Adjusted Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Seller Stock Options immediately prior to the Effective Time;

          (iv) make such other changes to Seller Stock Plans as Buyer and Seller may agree are appropriate to give effect to the Merger and the provisions of this Section 7.01; and

          (v) Seller's Employee Stock Ownership Plan (the "SELLER ESOP") shall be terminated as of the Effective Time. To the extent permitted by applicable law and consistent with fiduciary duties owed by the trustees of the Seller ESOP, promptly after the Effective Time, the trustees of the Seller ESOP shall sell a sufficient number of shares of Buyer Shares received with respect to the Seller Shares held, unallocated, in the suspense account in the Seller ESOP such that the proceeds of such sale shall equal or exceed the then outstanding ESOP indebtedness and shall apply the proceeds from such sale to the payment of the ESOP indebtedness. Any remaining shares of Buyer Shares and cash held in the suspense account after the repayment of the ESOP indebtedness shall be allocated to the ESOP participants in accordance with the terms of the Seller ESOP and applicable laws and regulations. In connection with the termination of the Seller ESOP, the Buyer shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the Seller ESOP on termination and any amendments made to the Seller ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the Seller ESOP requested by the IRS prior to the Effective Time shall be adopted by Seller and any amendments requested by the IRS after the Effective Time shall be adopted by Buyer if upon advice of legal counsel to Buyer that such amendments are appropriate. Any and all distributions from the Seller ESOP after its termination shall be made consistent with the aforementioned determination letter from the IRS. The account balances of participants in the Seller ESOP will be distributed as soon as practicable after the later of (a) the Effective Time and (b) the receipt of a favorable determination letter for termination of the Seller ESOP from the IRS or, if earlier, the receipt of an opinion of counsel reasonably acceptable to Buyer that such distribution may be made in accordance with applicable law. Prior to the Effective Time, Seller shall make contributions to, and payments on the loan of, the Seller ESOP consistent with past practices on regularly scheduled payment dates.

     (b) The adjustments provided herein with respect to any Seller Stock Options that are "incentive stock options" as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with Sections 422 and 424(a) of the Code and all regulations promulgated thereunder.

     (c) At the Effective Time, Buyer shall assume the Seller Stock Plans, with the result that all obligations of Seller under Seller Stock Plans with respect to the Adjusted Options shall be obligations of Buyer following the Effective Time.

     (d) On or prior to the date that is thirty (30) days after the Effective Time, Buyer shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Buyer Shares equal to at least the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) as long as any Adjusted Options may remain outstanding.

     (e) Except as otherwise specifically provided by this Section 7.01 and except to the extent required under the respective terms of Seller Stock Options as in effect on the date of this Agreement, all restrictions or limitations on transfer with respect to Seller Stock Options awarded under Seller Stock Plans or any other plan, program or arrangement of Seller or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, and all other terms thereof, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Buyer as set forth above.

     (f) In addition to any method of exercise permitted under the applicable Seller Stock Option, a holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Buyer, together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related Seller Stock Plan.

     7.02.  Necessary Further Action

     Each of Seller, Acquisition Sub and Buyer agrees to use its best efforts to take, or cause to be taken, all necessary actions and execute all additional documents, agreements and instruments required to consummate the transactions contemplated in this Agreement.

     7.03.  Cooperative Action

     Subject to the terms and conditions of this Agreement, each of Seller, Acquisition Sub and Buyer agrees to use its best efforts to take, or cause to be taken, all further actions and execute all additional documents, agreements and instruments which may be reasonably required, in the opinion of counsel for Seller and counsel for Buyer and Acquisition Sub, to satisfy all legal requirements of the States of West Virginia and Delaware and the United States, so that this Agreement and the transactions contemplated hereby will become effective as promptly as practicable.

     7.04.  Satisfaction of Conditions

     Each of Buyer, Acquisition Sub and Seller shall use its best efforts to satisfy all of the conditions to this Agreement and to cause the consummation of the transactions described in this Agreement, including making all applications, notices and filings with Governmental Authorities and Regulatory Authorities and taking all steps to secure promptly all consents, rulings and approvals of Governmental Authorities and Regulatory Authorities which are necessary for the performance by each party of each of its obligations under this Agreement and the transactions contemplated hereby.

     7.05.  Press Releases

     None of Buyer, Acquisition Sub and Seller shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other parties hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or Nasdaq rules to be made before such consent can be obtained.

     7.06.  Registration Statements; Proxy Statement; Shareholders' Meeting

     (a) As promptly as reasonably practical following the date hereof, Seller shall prepare, in consultation with Buyer and with Buyer's cooperation, and cause to be filed with the SEC, mutually acceptable proxy material which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the Seller stockholders at the Seller's Stockholders Meeting (such proxy statement/prospectus and all amendments or supplements thereto, the "PROXY STATEMENT/PROSPECTUS"), and Buyer shall and file with the SEC a registration statement on Form S-4 with respect to the issuance of Buyer Shares in the Merger (such registration statement and all amendments or supplements thereto, the "REGISTRATION STATEMENT"). Each of Seller and Buyer agrees to use all commercially reasonable efforts to cause the Registration Statement including the Proxy Statement/Prospectus to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Seller agrees to promptly furnish to Buyer all information concerning Seller, the Seller Subsidiaries and the Officers, Directors and shareholders of Seller and the Seller Subsidiaries as Buyer reasonably may request in connection with the foregoing. Each of Seller and Buyer shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall promptly provide the other with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Proxy Statement/ Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Seller and Buyer, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably proposed by such other party, and
(iii) shall not file or mail such document or respond to the SEC prior to receiving such other's approval, which approval shall not be withheld, conditioned or delayed unreasonably.

     (b) Each of Seller and Buyer agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, is filed with the SEC and at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, as of the date such Seller Proxy Statement is mailed to shareholders of Seller and up to and including the date of the meeting of Seller's shareholders to which such Seller Proxy Statement relates, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under where they were made not misleading.

     (c) Each of Seller and Buyer agrees, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Registration Statement and the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Registration Statement and the Proxy Statement/ Prospectus.

     (d) Buyer agrees to advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     (e) Seller shall, as promptly as practicable following the date of this Agreement, establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold a meeting of its stockholders (the "SELLER MEETING") for the purpose of adopting this Agreement and approving the transactions contemplated hereby, regardless of whether the Board of Directors of Seller determines at any time that this Agreement or the Merger is no longer advisable or recommends that the stockholders of Seller reject this Agreement or the Merger. Seller shall cause the Seller Meeting to be held as promptly as practicable following the effectiveness of the Registration Statement, and in any event not later than 30 days after the effectiveness of the Registration Statement. Seller shall, through its Board of Directors, recommend to its stockholders that they adopt this Agreement, and shall include such recommendation in the Proxy Statement/Prospectus, in each case subject to its fiduciary duties as provided in Section 5.03. Without limiting the generality of the foregoing, Seller agrees that its obligations pursuant to this Section shall not be affected by the commencement, public proposal, public disclosure or communication to Seller or any other person of any Takeover Proposal.

     7.07.  Regulatory Applications

     Buyer, Acquisition Sub and Seller and their respective Subsidiaries shall cooperate and use their respective best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental and Regulatory Authorities, including, without limitation, those required to be filed pursuant to the HSR Act and the BHC Act, as well as pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties, in any event which are necessary to consummate the transactions contemplated by this Agreement. Each of Buyer and Seller shall have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, and shall be provided in advance so as to reasonably exercise its right to review in advance, all material written information submitted to any third party or any Governmental or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or of its Subsidiaries to any third party or Governmental or Regulatory Authority.

     7.08.  Coordination of Dividends

     After the date of this Agreement, Seller shall coordinate with Buyer the payment of any dividends authorized under Section 5.01(b)(iv) and the record date and payment dates relating thereto, it being the intention of the parties hereto that the holders of Seller Shares (who will become holders of Buyer Shares following the Closing) shall not receive two dividends, or fail to receive one dividend, from Seller and/or Buyer for any single calendar quarter.

                                 ARTICLE EIGHT

             CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARTIES

     8.01.  Conditions to the Obligations of Buyer and Acquisition Sub

     The obligations of Buyer and Acquisition Sub under this Agreement shall be subject to the satisfaction, or written waiver by Buyer prior to the Closing Date, of each of the following conditions precedent:

          (a) The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that those representations and warranties which by their terms speak as of a specific date shall be true and correct as of such date; and Buyer and Acquisition Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller by its chief executive officer and chief financial officer of Seller to such effect.

          (b) Seller shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing, and Buyer and Acquisition Sub shall have received a certificate, dated the Closing Date, signed on behalf of Seller by its chief executive officer and chief financial officer of Seller to such effect.

          (c) In the aggregate, an amount of less than ten percent (10%) of the number of Buyer Shares to be issued in the Merger shall be (i) subject to purchase as fractional shares, and (ii) proposed to be issued to Seller's shareholders who have perfected their appraisal rights under Section 262 of the DGCL in connection with the transactions contemplated by this Agreement.

          (d) Buyer shall have received the written opinion of Kirkpatrick & Lockhart ("K&L"), tax counsel to Buyer ("K&L"), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. In rendering its opinion, K&L will require and rely upon customary representations contained in letters from Buyer and Seller that counsel to Buyer reasonably deems relevant.

          (e) Buyer shall have received the written opinion of Katten Muchin Zavis Rosenman, counsel to Seller ("KMZR"), dated the Closing Date, in substantially the form of Exhibit B hereto.

     8.02.  Conditions to the Obligations of Seller

     The obligations of Seller under this Agreement shall be subject to satisfaction, or written waiver by Seller prior to the Closing Date, of each of the following conditions precedent:

          (a) The representations and warranties of Buyer and Acquisition Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that representations and warranties which by their terms speak as of a specific date shall be true and correct as of such date; and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Acquisition Sub by Buyer's chief executive officer and chief financial officer to such effect.

          (b) Buyer shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those related to the

     Closing, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Buyer and Acquisition Sub by Buyer's chief executive officer and chief financial officer to such effect.

          (c) Seller shall have received the written opinion of KMZR to Seller, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. In rendering its opinion, KMZR will require and rely upon customary representations contained in letters from Buyer and Seller that counsel to Buyer reasonably deems relevant.

          (d) Seller shall have received the written opinion of Phillips, Gardill, Kaiser & Altmeyer, PLLC, transaction counsel to Buyer and acquisition Sub, dated the Closing Date, dated the Closing Date, in substantially the form of Exhibit C hereto.

          (e) Buyer shall have obtained the consent or approval of each person (other than Governmental and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a material adverse effect, after the Effective Time, on the Surviving Corporation.

          (f) Seller shall have received from Seller's Financial Advisor an opinion reasonably acceptable to Seller, dated as of the date of the first mailing of the Proxy Statement/Prospectus to Seller's shareholders, to the effect that the consideration to be received by such shareholders in the Merger is fair, from a financial point of view.

     8.03.  Mutual Conditions

     The obligations of Seller and Buyer under this Agreement shall be subject to the satisfaction, or written waiver by Buyer and Seller prior to the Closing Date, of each of the following conditions precedent:

          (a) The shareholders of Seller shall have duly adopted this Agreement by the required vote.

          (b) All approvals of Governmental Authorities and Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements which would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective consolidated financial condition, business or operating results of the Surviving Corporation.

          (c) No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No Governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the transactions contemplated by this Agreement or making the Merger illegal.

          (d) The Registration Statement shall have become effective under the Securities Act and no stop-order or similar restraining order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated by the SEC.

          (e) Buyer shall have received all state securities and "blue sky" permits and other authorizations and approvals necessary to consummate the Merger and the transactions contemplated hereby and no order restraining the ability of Sunday to issue Sunday Shares pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities administrator.

          (f) The Buyer Shares to be issued in the Merger shall have been approved for listing on the Buyer Exchange subject to official notice of issuance.

          (g) Each of the parties shall be satisfied with the deductibility under the provisions of Section 280G of the Code of the payments to be made to John W. Raisbeck, the President and Chief Executive Officer of Seller, in connection with the transactions contemplated hereby.

          (h) CBank or its successor shall have entered into Noncompete, Consulting or Employment Agreements with those senior executives of Seller and CBank listed in Section 8.03(h) of the Seller Disclosure Schedule on terms and conditions mutually satisfactory to Buyer and such individuals.

                                  ARTICLE NINE

                                    CLOSING

     9.01.  Closing

     The closing (the "CLOSING") of the transactions contemplated by this Agreement shall be held at Seller's main office in Springfield, Ohio, commencing at 9:00 a.m. local time, on (a) the date designated by Buyer, which date shall not be earlier than the third business day to occur after the last of the conditions set forth in Article Eight shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) or later than the last business day of the month in which such third business day occurs; provided, no such election shall cause the Closing to occur on a date after that specified in
Section 11.01(b)(i) of this Agreement or after the date or dates on which any Governmental or Regulatory Authority approval or any extension thereof expires, and provided further, that if Seller has delivered a termination notice pursuant to the provisions of Section 11.01(d)(iv), the Closing Date shall be the third business day following delivery of the Top-Up Notice, if any, or (b) such other date to which the parties agree in writing. The date of the Closing is sometimes herein called the "CLOSING DATE."

     9.02.  Closing Transactions Required of Buyer

     At the Closing, Buyer shall cause all of the following to be delivered to
Seller:

          (a) The certificates of Buyer contemplated by Section 8.02(a) and (b) of this Agreement.

          (b) Copies of resolutions adopted by the directors of Buyer and Acquisition Sub, approving and adopting this Agreement and authorizing the consummation of the transactions described herein, accompanied by a certificate of the secretary or assistant secretary of Buyer and Acquisition Sub, as applicable, dated as of the Closing Date, and certifying (i) the date and manner of adoption of each such resolution; and
     (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

          (c) The opinions of counsel to Buyer and Acquisition Sub contemplated by Section 8.02 of this Agreement.

     9.03.  Closing Transactions Required of Seller

     At the Closing, Seller shall cause all of the following to be delivered to
Buyer:

          (a) Certificate of merger duly executed by the Surviving Corporation in accordance with the WVBCA and DGCL and in appropriate form for filing, respectively, with the Secretaries of State of West Virginia and Delaware.

          (b) The certificates of Seller contemplated by Sections 8.01(a) and
     (b) of this Agreement.

          (c) Copies of all resolutions adopted by the directors and the shareholders of Seller approving and adopting this Agreement and authorizing the consummation of the transactions described herein, accompanied by a certificate of the secretary or the assistant secretary of Seller, dated as of the Closing

     Date, and certifying (i) the date and manner of the adoption of each such resolution; and (ii) that each such resolution is in full force and effect, without amendment or repeal, as of the Closing Date.

          (d) The opinions of KMZR contemplated by Section 8.01(e) of this Agreement.

                                  ARTICLE TEN

           NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     10.01.  Non-Survival of Representations, Warranties and Covenants

     The representations, warranties and covenants of Buyer, Acquisition Sub and Seller set forth in this Agreement, or in any document delivered pursuant to the terms hereof or in connection with the transactions contemplated hereby, shall not survive the Closing and the consummation of the transactions referred to herein, other than covenants which by their terms are to survive or be performed after the Effective Time (including, without limitation, those set forth in Sections 6.02, 6.06, 6.07, 7.05 and 7.06, this Article Ten and Article Twelve); except that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Surviving Corporation (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Seller or Buyer.

                                 ARTICLE ELEVEN

                                  TERMINATION

     11.01.  Termination

     This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether prior to or after this Agreement has been adopted by the shareholders of Seller:

     (a) By mutual written agreement of Seller and Buyer duly authorized by action taken by or on behalf of their respective Boards of Directors;

     (b) By either Seller or Buyer upon written notification to the non-terminating party by the terminating party:

          (i) at any time after December 31, 2004, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party;

          (ii) if the shareholders of Seller shall not have adopted this Agreement by reason of the failure to obtain the requisite vote upon a vote held at a Seller Meeting, or any adjournment thereof; or

          (iii) if the approval of any Governmental or Regulatory Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental or Regulatory Authority.

     (c) By Buyer by providing written notice to Seller:

          (i) if prior to the Closing Date, any representation and warranty of Seller shall have become untrue such that the condition set forth at
     Section 8.01(a) would not be satisfied and which breach has not been cured within ten (10) business days following receipt by Seller of written notice of breach or is incapable of being cured during such time period; or

          (ii) if Seller shall have failed to comply in any material respect with any covenant or agreement on the part of Seller contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within ten
     (10) business days following receipt by Seller of written notice of such failure to comply or is incapable of being cured during such time period.

     (d) By Seller by providing written notice to Buyer:

          (i) if prior to the Closing Date, any representation and warranty of Buyer or Acquisition Sub shall have become untrue such that the condition set forth at Section 8.02(a) would not be satisfied and which breach has not been cured within ten (10) business days following receipt by Buyer of written notice of breach or is incapable of being cured during such time period;

          (ii) if Buyer or Acquisition Sub shall have failed to comply in any material respect with any covenant or agreement on the part of Buyer or Acquisition Sub contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply shall not have been cured within ten (10) business days following receipt by Buyer of written notice of such failure to comply or is incapable of being cured during such time period;

          (iii) by Seller following receipt of a Superior Proposal subject to compliance with the terms and conditions of Section 5.03(b);

          (iv) if Seller's Financial Advisor shall have refused to deliver the "bring-down" to its fairness opinion required to be delivered pursuant to
     Section 8.02(f); and

          (v) this Agreement may be terminated any time prior to Closing by the Board of Directors of Seller at any time during the five-day period following the Determination Date (as defined below) (the "WALKAWAY RIGHT"), if:

             (1) the Average Closing Price (as defined below) shall be less than the product of 0.80 and the Starting Price (as defined below); and

             (2) (a) the number obtained by dividing the Average Closing Price (as defined below) by the Starting Price (such number being referred to herein as the "BUYER RATIO") shall be less than (b) the number obtained by dividing the Index Price (as defined below) on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.20 from such quotient;

       subject to the following. If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Buyer; provided that such notice of election to terminate may be withdrawn by Seller at any time within the aforementioned five-day period. During the five-day period commencing with its receipt of such notice, Buyer shall have the option of increasing the Exchange Ratio in a manner such that the conditions set forth in clauses (1) and (2) above shall be deemed not to exist (the "TOP-UP NOTICE"). For purposes hereof, the condition set forth in clause
       (1) above shall be deemed not to exist if the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Per Share Consideration (as defined below) after such increase is not less than the Per Share Consideration that would have been in effect if the condition set forth in clause (1) above did not exist. For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if the Exchange Ratio is increased so that the Per Share Consideration after such increase is not less than the Per Share Consideration that would have been in effect if the condition set forth in clause (2) above did not exist. If Buyer makes this election, within such five-day period, it shall give prompt written notice to Seller of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 11.01(d)(v) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment made pursuant to this Section 11.01(d)(v). For purposes of this Section 11.01(d)(v), the following terms shall have the following meanings:

                "AVERAGE CLOSING PRICE" means the average of the last reported sale prices per share of the Buyer Shares as reported on the Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the 20 consecutive trading days ending on the Determination Date.

                "DETERMINATION DATE" shall mean the date on which the last approval, consent or waiver of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement is received, without regard to any requisite waiting period in respect thereof.

                "INDEX PRICE" on a given date means the closing value of the Nasdaq Bank Index as reported on Bloomberg.com, or if not reported therein, in another mutually agreed upon authoritative source.

                "PER SHARE CONSIDERATION" shall mean the sum of the Exchange Ratio multiplied by the Average Closing Price.

                "STARTING PRICE" shall mean last reported sale prices per share of Buyer Common Stock as reported on the Nasdaq (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) on the Starting Date.

                "STARTING DATE" shall mean the last full trading day prior to the announcement by press release of the Merger or, if such announcement occurs after the close of trading on any trading day, such trading day.

        If Buyer declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Buyer shall be appropriately adjusted for the purposes of applying this Section 11.01(d)(v).

     11.02.  Effect of Termination

     (a) If this Agreement is validly terminated by either Seller or Buyer pursuant to Section 11.01, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of either Seller or Buyer, except (i) that the provisions of Sections 5.03, 7.05, 7.06 and 12.07 and this Article XI will continue to apply following any such termination, (ii) that nothing contained herein shall relieve any party hereto from liability for breach of its representations, warranties, covenants or agreements contained in this Agreement and (iii) as provided in paragraph (b) below.

     (b) Seller shall promptly pay to Buyer a termination fee of $2,500,000 in immediately available federal funds if:

          (i) Seller or CBank enters into any agreement in respect of an Acquisition Proposal prior to the termination of this Agreement or after the termination of this Agreement pursuant to Sections 11.01(b)(ii) or 11.01(c) and before the date that is six months after the date of termination of this Agreement; or

          (ii) Seller, CBank or the shareholders of Seller receive an Acquisition Proposal, the Board of Directors of Seller withdraws or modifies in any manner materially adverse to Buyer its recommendation to the shareholders of Seller and either (A) (1) the shareholders of Seller do not adopt this Agreement at the meeting called and held for such purpose in accordance with this Agreement and (2) at any time after the date of this Agreement and before the date of such shareholders' meeting, a Takeover Proposal shall have been publicly announced or other otherwise communicated to the Senior management or Board of Directors of Seller or (B) the shareholders of Seller fail to meet by December 15, 2004, to vote on the adoption of this Agreement; or

          (iii) Seller terminates this Agreement pursuant to the provisions of
     Section 11.01(d)(iii) hereof.

                                 ARTICLE TWELVE

                                 MISCELLANEOUS

     12.01.  Notices

     All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand or by telecopy, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if sent by certified mail, postage prepaid, return receipt requested. All notices thereunder shall be delivered to the following addresses:

     If to Seller, to:

     Western Ohio Financial Corporation
     28 East Main Street
     Springfield, Ohio 45501-0509
     Attn: Chief Executive Officer
     Facsimile Number: (937) 327-1126

     with a copy to:

     Katten Muchin Zavis Rosenman
     1025 Thomas Jefferson Street N.W.
     East Lobby, Suite 700
     Washington, D.C. 20007-5201
     Attention: Jeffrey W. Werthan
     Facsimile Number: (202) 298-7570

     If to Buyer, to:

     WesBanco, Inc.
     1 Bank Plaza
     Wheeling, WV 26003
     Attn: Chief Executive Officer
     Facsimile Number: (304) 234-9450

     with a copy to:

     Phillips, Gardill, Kaiser & Altmeyer, PLLC
     61 Fourteenth Street
     Wheeling, WV 26003
     Attention: James C. Gardill
     Facsimile Number: (304) 232-4918

Any party to this Agreement may, by notice given in accordance with this Section 12.01, designate a new address for notices, requests, demands and other communications to such party.

     12.02.  Counterparts

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall be deemed to constitute a single instrument.

     12.03.  Entire Agreement


     This Agreement and the related Letter of Confidentiality dated January 16, 2004 as accepted by Seller and Buyer (the "LETTER OF CONFIDENTIALITY") (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Letter of Confidentiality and (b) except for the provisions of Sections 6.02(a), 6.02(b), 6.06, 6.07(b) and 7.01(a) of this Agreement, are not intended to confer upon any person other than the parties hereto and thereto (and their respective successors and assigns) any rights or remedies.

     12.04.  Successors and Assigns

     This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns (including successive, as well as immediate, successors and assigns) of the parties hereto. This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

     12.05.  Captions

     The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as part of this Agreement.

     12.06.  Governing Law

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to principles of conflicts or choice of laws (except to the extent that mandatory provisions of Federal law are applicable).

     12.07.  Payment of Fees and Expenses

     (a) Except as otherwise agreed in writing, each party hereto shall pay all costs and expenses, including legal and accounting fees, and all expenses relating to its performance of, and compliance with, its undertakings herein. All fees to be paid to Governmental and Regulatory Authorities in connection with the transactions contemplated by this Agreement shall be borne by Buyer.

     (b) Notwithstanding the provisions of subsection (a) above, if this Agreement is terminated as a result of the failure of the parties to obtain the approval of the Federal Reserve Board under the BHC Act, then Buyer shall promptly reimburse Seller for Seller's documented out-of-pocket costs and expenses in connection with this Agreement and the transactions contemplated hereby.

     (c) Each of the parties acknowledges that the agreements contained in this Section are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either of the parties fails to pay in a timely manner the amounts due pursuant to this Section and, in order to obtain such payment, the other party makes a claim that results in a judgment against the first party for the amounts set forth in this Section, the first party shall pay to the other party its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the applicable amounts at a rate per annum equal to three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party to which payment is due) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 200 basis. Payment of the fees or the reimbursement of expenses described in this Section shall not be in lieu of damages incurred if of intentional breach of the provisions of this Section.

     12.08.  Amendment

     From time to time and at any time prior to the Effective Time, this Agreement may be amended only by an agreement in writing executed in the same manner as this Agreement, after authorization of such action by the Boards of Directors of the Constituent Corporations; except that after the Seller Meeting, this Agreement may not be amended if it would violate the DGCL or the federal securities laws.

     12.09.  Waiver

     The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

     12.10.  Disclosure Schedules

     If of any inconsistency between the statements in the body of this Agreement and those in the Seller Disclosure Schedule (other than an exception expressly set forth as such in the Seller Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

     12.11.  No Third-Party Rights

     Except as specifically set forth herein, nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

     12.12.  Waiver of Jury Trial

     Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

     12.13.  Severability

     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

     IN WITNESS WHEREOF, this Agreement and Plan of Merger has been executed on behalf of Buyer, Acquisition Sub and Seller to be effective as of the date set forth in the first paragraph above.

ATTEST:                                         WESBANCO, INC.

                                                By: /s/ PAUL M. LIMBERT
---------------------------------------------       -----------------------------------------
                                                Printed Name: Paul M. Limbert
                                                Title: President and Chief Executive Officer

ATTEST:                                         WOFC, INC.

                                                By: /s/ PAUL M. LIMBERT
---------------------------------------------       -----------------------------------------
                                                Printed Name: Paul M. Limbert
                                                Title:

ATTEST:                                         WESTERN OHIO FINANCIAL CORPORATION

                                                By: /s/ JOHN W. RAISBECK
---------------------------------------------       -----------------------------------------
                                                Printed Name: John W. Raisbeck
                                                Title: President and Chief Executive Officer

                                                                       EXHIBIT A


          , 2004


WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003
Attn: Chief Executive Officer

Gentlemen:

     I have been advised that, as of the date hereof, I may be deemed to be an "affiliate" of Western Ohio Financial Corporation, a Delaware corporation ("WFC"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and/or (ii) used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 1, 2004 (the "Merger Agreement"), by and between WFC, WesBanco, Inc., a West Virginia corporation ("Buyer"), and WOFC, Inc., a West Virginia corporation and a wholly-owned subsidiary of Buyer ("Acquisition Sub"), WFC will be merged (the "Merger") with and into Acquisition Sub and the name of the surviving
corporation will be           , a West Virginia corporation (the "Surviving
Corporation").

     As used herein, "WFC Common Shares" means the shares of common stock, $0.01 par value per share, of WFC, and "Buyer Shares" means the common shares, $2.0833 par value per share, of Buyer.

     I represent, warrant and covenant to Buyer that if I receive any Buyer Shares as a result of the Merger:

          A. I shall not make any sale, transfer or other disposition of any Buyer Shares (including any securities which may be paid as a dividend or otherwise distributed thereon or received pursuant to the exercise of stock options) acquired by me in the Merger in violation of the 1933 Act or the Rules and Regulations.

          B. I have carefully read this letter and the Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Buyer Shares (including any securities which may be paid as a dividend or otherwise distributed thereon or received pursuant to the exercise of stock options) to the extent I felt necessary, with my counsel or counsel for WFC.

          C. I have been advised that the issuance of Buyer Shares to me pursuant to the Merger has been or will be registered with the Commission under the 1933 Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger will be submitted for a vote of the shareholders of WFC, I may be deemed to be an affiliate of WFC, the distribution by me of any Buyer Shares acquired by me in the Merger will not be registered under the 1933 Act and that I may not sell, transfer or otherwise dispose of any Buyer Shares (including any securities which may be paid as a dividend or otherwise distributed thereon or received pursuant to the exercise of stock options) acquired by me in the Merger unless (i) such sale, transfer or other disposition has been registered under the 1933 Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the 1933 Act, or (iii) in the opinion of counsel reasonably acceptable to the Surviving Corporation, such sale, transfer or other disposition is otherwise exempt from registration under the 1933 Act.

          D. I understand that Buyer is under no obligation to register under the 1933 Act the sale, transfer or other disposition by me or on my behalf of any Buyer Shares acquired by me in the Merger or to take any other action necessary in order to make an exemption from such registration available.

          E. I also understand that stop transfer instructions will be given to Buyer's transfer agent with respect to Buyer Shares (including any securities which may be paid as a dividend or otherwise distributed thereon or received pursuant to the exercise of stock options) and that there will be placed on the certificates for the Buyer Shares acquired by me in the Merger, or any substitutions therefor, a legend stating in substance:

             "The common shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The common shares represented by this certificate may only be transferred in accordance with the terms of an agreement
        dated          , 2004 between the registered holder hereof and the
        issuer of the certificate, a copy of which agreement will be mailed to the holder hereof without charge within five days after receipt of written request therefor."

          F. I also understand that unless the transfer by me of my Buyer Shares has been registered under the 1933 Act or is a sale made in conformity with the provisions of Rule 145, the Surviving Corporation reserves the right to put the following legend on the certificates issued to my transferee:

             "The common shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such common shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The common shares may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legends if the undersigned shall have delivered to the Surviving Corporation a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Surviving Corporation, to the effect that such legends are not required for purposes of the 1933 Act.

                                          Very truly yours,

                                          --------------------------------------
                                          Printed Name:
                                          --------------------------------------

Accepted this           day of
          , 2004

WESBANCO, INC.

By:
-------------------------------------------------
Printed Name:
-------------------------------------
Title:
-----------------------------------------------

                               FIRST AMENDMENT TO


                          AGREEMENT AND PLAN OF MERGER

                               FIRST AMENDMENT TO


                          AGREEMENT AND PLAN OF MERGER



                                 JULY 13, 2004



     The parties to this First Amendment to Agreement and Plan of Merger (this "Amendment") are WESTERN OHIO FINANCIAL CORPORATION, a Delaware corporation ("Seller"), WESBANCO, INC., a West Virginia corporation ("Buyer") and WOFC, INC., a West Virginia corporation and wholly owned subsidiary of Buyer ("Acquisition Sub").



                                  WITNESSETH:



     WHEREAS, on April 1, 2004, Buyer, Seller and Acquisition Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") setting forth their agreement regarding the merger of Seller with and into Acquisition Sub (the "Merger"); and



     WHEREAS, the Boards of Directors of Buyer, Seller and Acquisition Sub have determined that it is in the best interests of their respective corporations and shareholders for the structure of the Merger to be changed such that Seller will merge with and into Buyer rather than Acquisition Sub (the "Modified Merger"); and



     WHEREAS, it is intended that for federal income tax purposes the Modified Merger qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended; and



     WHEREAS, Buyer, Seller and Acquisition Sub desire to amend the Merger Agreement to reflect the Modified Merger as set forth in this Amendment,



     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer, Seller and Acquisition Sub, intending to be legally bound, agree as follows:



     1. Except as amended by this Amendment, the Merger Agreement shall continue in full force and effect in accordance with its terms.



     2. Section 1.01 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:



          "1.01 MERGER; SURVIVING CORPORATION



     Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.02), Seller shall merge with and into Buyer in accordance with the West Virginia Business Corporation Act (the "WVBCA") and the Delaware General Corporation Law (the "DGCL"). Buyer shall be the continuing and surviving corporation in the Merger and shall continue to exist under the laws of the State of West Virginia. As used in this Agreement, the term "SURVIVING CORPORATION" refers to Buyer at and after the Effective Time. As a result of the Merger, the outstanding shares of capital stock and the treasury shares of Seller shall be converted in the manner provided in Article Two. Notwithstanding anything to the contrary in this Agreement, all references to "ACQUISITION SUB" shall mean Buyer to the extent appropriate to effect the merger of Seller into Buyer, and all references to "CONSTITUENT CORPORATIONS" shall be references to Buyer and Seller collectively."



     3. Section 4.01(z) of the Merger Agreement is hereby deleted in its entirety.



     4. There is hereby added a new subsection (f) at the end of Section 8.01, which shall read in its entirety as follows:



     "(f) Seller shall have received from Buyer copies of the written approvals of the Board of Governors of the Federal Reserve System and the West Virginia Division of Banking to the modification of the Merger as contemplated by the First Amendment to this Agreement."



     5. Seller, Buyer and Acquisition Sub hereby agree that the sole purpose of this Amendment is to change the structure of the Merger so that Seller is merged directly into Buyer rather than into Acquisition Sub and that the Merger Agreement shall be construed in all instances so as to give effect to the Modified Merger structure.



     6. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to them in the Merger Agreement.



     7. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.



     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the date and year first above written.



ATTEST:                                         WESBANCO, INC.

                                                By: /s/ PAUL M. LIMBERT
---------------------------------------------       -----------------------------------------
                                                Name: Paul M. Limbert
                                                Title: President and Chief Executive Officer

ATTEST:                                         WOFC, INC.

                                                By: /s/ PAUL M. LIMBERT
---------------------------------------------       -----------------------------------------
                                                Name: Paul M. Limbert
                                                Title:

ATTEST:                                         WESTERN OHIO FINANCIAL CORPORATION

                                                By: /s/ JOHN W. RAISBECK
---------------------------------------------       -----------------------------------------
                                                Name: John W. Raisbeck
                                                Title: President and Chief Executive Officer

                                                                         ANNEX B

                                          July 14, 2004


Board of Directors
Western Ohio Financial Corporation
28 East Main Street
Springfield, OH 45502

Board of Directors:


     You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the holders of common stock ("Shareholders") of Western Ohio Financial Corporation ("Western Ohio" or the "Company") of the Consideration (as hereinafter defined) to be paid pursuant to the Agreement and Plan of Merger by and between Western Ohio, WesBanco, Inc. ("WesBanco"), and WOFC, Inc. dated April 1, 2004, as amended by the First Amendment to Agreement & Plan of Merger dated as of July 13, 2004 (as amended, the "Agreement"), pursuant to which WesBanco will acquire Western Ohio in a merger transaction (the "Merger"). The Agreement provides, among other things, that each issued and outstanding share of common stock of Western Ohio shall be converted into the right to receive from WesBanco $35.00 in cash or 1.18 shares of common stock (the "Consideration"), subject to certain terms and conditions. The Agreement will be considered at a meeting of the Shareholders of Western Ohio. The terms of the Merger are more fully set forth in the Agreement.


     We have acted as Western Ohio's financial advisor in connection with, and have participated in certain negotiations leading to, the execution of the Agreement. In connection with rendering our opinion set forth herein, we have among other things:


     1. Reviewed Western Ohio's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein, and Western Ohio's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;



     2. Reviewed WesBanco's Annual Report to Shareholders and Annual Report on Form 10-K for each of the years ended December 31, 2003, December 31, 2002 and December 31, 2001, including the audited consolidated financial statements contained therein, and WesBanco's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;



     3. Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Western Ohio and WesBanco provided to FBR or that was publicly available;


     4. Participated in meetings and telephone conferences with members of senior management of Western Ohio and WesBanco concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters FBR believed relevant to its inquiry;

     5. Reviewed certain stock market information for Western Ohio common stock and WesBanco common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

     6. Compared the results of operations and financial condition of Western Ohio and WesBanco with that of certain companies that FBR deemed to be relevant for purposes of its opinion;

     7. Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be relevant for purposes of its opinion;

     8. Reviewed the Agreement and certain related documents; and

     9. Performed such other reviews and analyses as FBR deemed appropriate.

                                                              BOARD OF DIRECTORS
                                              WESTERN OHIO FINANCIAL CORPORATION

                                                                   JULY 14, 2004

                                                                         PAGE  2


     In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Western Ohio and/or WesBanco furnished to it by Western Ohio or WesBanco, or the publicly-available financial and other information regarding Western Ohio, WesBanco and other financial services organizations. FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has further relied on the assurances of management of Western Ohio and WesBanco that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared by management of Western Ohio and WesBanco, as the case may be, on a good faith basis reflecting the best currently available estimates and judgments of the management of Western Ohio and WesBanco as to the future performance of Western Ohio, WesBanco and Western Ohio and WesBanco combined, as the case may be. FBR has assumed that there has been no undisclosed material change in Western Ohio's or WesBanco's assets, financial condition, results of operations, business or prospects since December 31, 2003. FBR did not undertake an independent appraisal of the assets or liabilities of Western Ohio or WesBanco. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not independently review such allowances, and was not requested to and did not independently review any individual credit files of Western Ohio or WesBanco. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger. Moreover, we express no opinion as to the fairness of any term or aspect of the Merger and related transactions other than the fairness of the Consideration.


     FBR, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     FBR has acted as financial advisor to Western Ohio in connection with the Merger and will receive a fee for services rendered, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of FBR's business, it may effect transactions in the securities of Western Ohio or WesBanco for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in such securities. As a part of FBR's investment banking business, FBR has in the past provided investment banking services to WesBanco, for which it has received customary fees. In the future, FBR may solicit business from WesBanco.

     This letter is for the information of the Board of Directors of Western Ohio and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent; provided, however, this letter may be referred to and reproduced in its entirety in proxy materials sent to the Shareholders in connection with the solicitation of approval for the Merger.

     Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the Shareholders of Western Ohio.

                                          Very truly yours,

                                          /s/ FRIEDMAN, BILLINGS, RAMSEY & CO.,
                                                         INC.

                                                                         ANNEX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
                                APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX D



                      WESTERN OHIO FINANCIAL CORPORATION'S



                           ANNUAL REPORT ON FORM 10-K



                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-K



   [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

   [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM           TO


                         COMMISSION FILE NUMBER 0-24120


                       WESTERN OHIO FINANCIAL CORPORATION

                      (Name of registrant in its charter)

                     DELAWARE                                           31-1403116
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)
                28 EAST MAIN STREET
                 SPRINGFIELD, OHIO                                      45501-0509
     (Address of principal executive offices)                           (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (937) 325-4683

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such
requirements for the past 90 days.  YES [X]     NO [ ]



     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]



     Indicate by check mark whether the registrant is an accelerated filer (as
defined in Exchange Act Rule 12b-2.  YES [ ]     NO [X]


     The aggregate market value of the voting stock held by nonaffiliates of the registrant, based upon the last reported sale price of the registrant's Common Stock on June 30, 2003 was $42.8 million.

     At March 1, 2004, there were issued and outstanding 1,779,823 shares of the Registrant's Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Parts II and IV of Form 10-K -- Portions of the Annual Report to Shareholders for the fiscal year ended December 31, 2003.

     Part III of Form 10-K -- Portions of the Proxy Statement for the registrant's 2004 Annual Meeting of Shareholders.

FORWARD-LOOKING STATEMENTS

     Western Ohio Financial Corporation and its wholly owned subsidiary, Cornerstone Bank, may from time to time make written or oral "forward-looking statements," including statements contained in its filings with the Securities and Exchange Commission. These forward-looking statements may be included in this Annual Report on Form 10-K and the exhibits attached to it, in the Company's reports to shareholders and in other communications, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

     These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in the forward-looking statements:

     - the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

     - the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

     - inflation, interest rate, market and monetary fluctuations;

     - the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

     - the willingness of users to substitute our products and services for products and services of our competitors;

     - our success in gaining regulatory approval of our products and services, when required;

     - the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance);

     - the impact of technological changes;

     - acquisitions;

     - changes in consumer spending and saving habits; and,

     - our success at managing the risks involved in the foregoing.

     The list of important factors stated above is not exclusive. We do not undertake, and expressly disclaim any obligation, to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Western Ohio Financial Corporation or Cornerstone Bank.

                               TABLE OF CONTENTS


                                                                               PAGE
                                                                               ----
                                      PART I
Item 1.          BUSINESS....................................................   D-4
Item 2.          PROPERTIES..................................................  D-27
Item 3.          LEGAL PROCEEDINGS...........................................  D-27
Item 4.          SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.........  D-27

                                      PART II
Item 5.          MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER
                 MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES...........  D-28
Item 6.          SELECTED FINANCIAL DATA.....................................  D-28
Item 7.          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS...................................  D-28
Item 7A.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                 RISK........................................................  D-28
Item 8.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.................  D-28
Item 9.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                 AND FINANCIAL DISCLOSURE....................................  D-29
Item 9A.         CONTROLS AND PROCEDURES.....................................  D-29

                                     PART III
Item 10.         DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT..........  D-29
Item 10A.        CODE OF ETHICS..............................................  D-29
Item 11.         EXECUTIVE COMPENSATION......................................  D-30
Item 12.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                 MANAGEMENT AND RELATED STOCKHOLDER MATTERS..................  D-30
Item 13.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............  D-30
Item 14.         PRINCIPAL ACCOUNTANT FEES AND SERVICES......................  D-30

                                      PART IV
Item 15.         EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM
                 8-K.........................................................  D-31
SIGNATURES...................................................................  D-33
EX-31.1
EX-31.2
EX-32

                                     PART I


ITEM 1.  BUSINESS


GENERAL


     Western Ohio Financial Corporation (the "Company"), a Delaware corporation, was organized in March 1994 for the purpose of becoming a savings and loan holding company. Western Ohio Financial Corporation owns Cornerstone Bank (the "Bank") whose principal business has traditionally consisted of attracting deposits from the general public, and making loans secured by residential real estate. In October 1997, the Company formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). This subsidiary originates and purchases mortgage loans, which are outside of the normal lending area for Cornerstone Bank.


     The Company is subject to supervision by the Office of Thrift Supervision, Department of Treasury ("OTS") and the Bank is subject to comprehensive regulation, examination and supervision by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are backed by the full faith and credit of the United States Government and are insured up to applicable limits by the FDIC.

     The Company serves its customers through its main office in Springfield, Ohio and six branch offices in Enon, New Carlisle, Springfield, Yellow Springs, Beavercreek and Centerville. At December 31, 2003, the Company had total assets of $399.5 million, deposits of $248.7 million and shareholders' equity of $44.4 million, or 11.1% of total assets. The Company's common stock is traded on the Nasdaq National Market under the symbol "WOFC."

     The Company has been, and intends to continue to be, a community-oriented savings and loan holding company offering a variety of financial services to meet the needs of the communities it serves. The principal business of the Company consists of attracting retail deposits from the general public and investing those funds primarily in one- to four family residential real estate, commercial and multi-family real estate, construction loans and consumer and commercial business loans, all primarily within the Company's market areas.


     The executive offices of the Company are located at 28 East Main Street, Springfield, Ohio 45501-0509, and the telephone number at that address is (937) 325-4683.



     The Corporation's primary market area consists of Clark, Greene, Franklin and portions of Montgomery counties. Located in west-central Ohio, Clark and Greene counties' economic environment consists of a traditional industrial base supplemented by the service and support industries, and its close proximity to a major U.S. military installation, Wright Patterson Air Force Base. Since September 11, 2001, the Air Force Base has increased some of its military operations. Navistar Truck Manufacturer is the largest industrial employer in Clark County. While Navistar's Clark county operations have provided stable employment for the area over the last several decades, in recent years Navistar has shifted its operations to smaller truck production, which has led to layoffs that could possibly affect the economic viability of the Corporation's market area. The Community Hospital, Clark State Community College, Mercy Medical Center and Wittenberg University are also major employers in the area. While the Bank has no branches in Franklin County, the Company does commercial and commercial real estate lending to business customers in this market located in central Ohio. The Franklin County market, which includes Columbus, Ohio, the state capital, Ohio State University, and a relatively high concentration of insurance companies, is primarily a service-oriented economy with a fairly stable economic environment. According to the estimated 2001 U.S. Census, Clark County had a population of approximately 144,076, Greene county 148,426 and Montgomery county 554,232. In comparison to the 1990 U.S. Census, Clark County decreased .5%, Greene County increased .4% and Montgomery county decreased .9%.


     Unemployment for all four counties has improved during the past year with Clark and Montgomery County unemployment rates moving fairly consistent with the national average while Greene County has remained below the national rate of unemployment. In 2002, Clark County had an unemployment rate of 6.4% as compared to the State of Ohio at 5.0%. The unemployment rate in Clark County decreased to 6.0% in 2003 as compared with 6.2% for the State of Ohio. For the year ended 2003, Greene County had an unemployment rate of 4.6%, up from 3.9% in 2002. Montgomery County had an unemployment rate of 5.3% in 2003 compared to 4.7% in the year 2002. In addition, Franklin County had an unemployment rate of 4.0% in 2003 compared to 3.9% in the year 2002.


RISK FACTORS


     Like all regulated financial institutions, the Company is exposed to numerous risks that could adversely impact profits, financial condition and cash flows, and, ultimately, franchise value. In order to mitigate these risks somewhat, the Company has various policies, personnel and committees that establish limits for and monitor various aspects of its risk profile. There can be no assurance that such policies, personnel and committees will be effective in controlling these or other risks.

  GEOGRAPHIC RISKS

     A significant majority of the Company's assets, deposits and fee income is generated in Company's local lending area. As a result, deterioration of local economic conditions in this area could expose the Company to losses associated with higher loan default rates and lower asset collateral values, deposit withdrawals and other factors that could adversely impact its financial condition and results of operations.

  FLUCTUATIONS IN INTEREST RATES (MARKET RISK)

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely impact the Company's ability to generate new variable loans and cause the value of its fixed-rate assets to decline. An increase in market interest rates may also adversely impact the ability of adjustable rate borrowers to meet repayment obligations, thereby causing nonperforming loans and loan charge-offs to increase. Significant decreases in market interest rates could result in an acceleration of loan repayments thereby mitigating the positive impact of declining interest rates on fixed rate assets. Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different rate indices, can impact interest rate spread.

  COMPETITION RISK

     The Company faces significant competitive pressure from local, regional, national and international banking institutions as well as thrifts, finance companies, credit unions, brokerage and insurance companies and other financial intermediaries. Many of the Company's competitors are larger and have greater financial and other resources. The Company competes on the basis of its reputation, localized decision-making, interest rates, convenient locations and quality of customer service.

  CREDIT RISK

     The Company is exposed to credit risk on the loans and other credit instruments it has in its portfolio. While the portfolio is closely monitored and an on-going analysis and evaluation of this risk is performed, because of the nature of the Company's business, unexpected credit losses may subsequently be identified as a result of additional analysis performed by the Company or comments received from regulatory examiners. In addition, collateral values may deteriorate subsequent to the making of a loan so that a loss exposure develops.

  LEGISLATIVE AND REGULATORY RISK


     The Company's operations are subject to extensive regulation by federal banking authorities and are also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on its operations. Policies adopted and positions taken by these regulatory and administrative entities can impact the Company's operations. In addition, these authorities periodically conduct examinations of the Company and may impose various requirements or sanctions. The regulatory environment may periodically change significantly as new laws and regulations are promulgated. As a result of new laws and regulations, the competitive environment may also change significantly.

  DIVIDEND LIMITATION RISK

     The Company is a holding company and its operations are conducted primarily through the Bank, its operating subsidiary. Thus, the Company's ability to pay dividends to its shareholders and to service its debt is dependent primarily upon the ability of the Bank to make dividend and other payments to the Company. Certain laws and regulatory requirements restrict the ability of the Bank to make such payments to the Company, and the Company to make payments to shareholders.

  LIQUIDITY RISK

     The Company closely monitors its liquidity position including its sources of funding and commitments to fund assets or deposit withdrawals. The Company maintains several credit facilities. The Company believes that it has sufficient liquidity to fund its commitments. However, changes in the stability of the economic, social or political environments culminating in large withdrawals, or a deterioration in the public's confidence in the banking system in general or the Company in particular, could have an adverse impact on the Company's liquidity position.

  OPERATIONAL RISK

     The Company relies on various information systems for operating significant aspects of its business, including loan and deposit information, as well as internal management systems. These systems and the Company's operations could be adversely affected by, among other things, damage or interruption from natural disasters, power loss, network failure, improper operations, security breaches, computer viruses or sabotage. Controls and procedures have been implemented to minimize these risks, but any disruption in the operation of the Company's various information systems could adversely impact its operations, which may affect its results of operations and financial condition.

  REPUTATION RISK

     The Company strives to operate in a professional manner and has implemented various personnel policies and procedures, including an employee code of conduct applicable to all employees, to help ensure the maintenance of integrity and professionalism. Nevertheless, the Company or its employees may fail to perform in accordance with these policies and procedures, or the Company may find itself in a situation that is embarrassing from a public relations perspective and, upon this information becoming public knowledge, may suffer damage to its reputation. This damage could adversely impact customer confidence and have an adverse impact on the Company's financial condition and results of operations.

  DISINTERMEDIATION

     In the banking and financial services businesses, disintermediation is the process by which customers and potential customers bypass banks and other traditional financial institutions thereby depleting anticipated revenue streams. While the Company continues its efforts to make its products and services an integral, valuable component of its customers' financial transactions, the possibility of disintermediation is an inherent risk in the banking and traditional financial services business as customers may migrate to other financial intermediaries.

LENDING ACTIVITIES

  GENERAL

     The Company primarily focuses its lending activities on the origination of loans secured by first mortgages on owner-occupied, one-to-four family real estate, commercial and multi-family real estate and construction loans, home equity and commercial business loans in its market area as well as other areas beyond its normal lending territory. At December 31, 2003, the Company's net loan portfolio, excluding loans in process and deferred loan fees, premiums and discounts, totaled $334.5 million. At December 31, 2003, the

Company's gross loan portfolio totaled $337.3 million, of which $175.1 million, or 51.9%, was comprised of permanent loans secured by one-to-four family real estate.


     The aggregate amount of loans that the Bank is permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that the Bank could have invested in any one real estate project, is generally the greater of 15% of unimpaired capital and surplus or $500,000. See "Regulation -- Federal Regulation of Savings Institutions." At December 31, 2003, the maximum amount that the Bank could have loaned to any one borrower and the borrower's related entities was $6.5 million. At December 31, 2003, the Bank did not have any loans outstanding in excess of such limitation. The largest principal balance and commitment to lend to any one borrower, or group of related borrowers, at the Bank was $5.3 million secured by multiple loans ranging in size from approximately $5,000 for a motor vehicle to a letter of credit secured by real estate mortgage and a limited guarantee from Community hospital. In addition, one borrower had a tax-free bond purchased by Cornerstone secured by real estate on assisted living quarters. The third was a participation loan with Bank One secured by real estate. At December 31, 2003, each of these loans was performing in accordance with its terms.


     Management always reserves the right to change its emphasis on the amount or type of lending in which the Company engages to adjust to market or other factors, including changes in the Company's asset/liability management policies.

LOAN PORTFOLIO COMPOSITION

     The following information reflects the composition of the Company's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowance for losses) as of the dates indicated.

                                                            DECEMBER 31,
                               -----------------------------------------------------------------------
                                      2003                 2002                 2001            2000
                               ------------------   ------------------   ------------------   --------
                                AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT
                               --------   -------   --------   -------   --------   -------   --------
                                                       (DOLLARS IN THOUSANDS)
Real Estate Loans:
  One-to-four family.........  $175,139    51.91%   $124,117    47.70%   $154,915    56.82%   $178,106
  Multi-family...............    24,685     7.32      25,113     9.65      28,665    10.51      29,610
  Commercial real estate.....    88,787    26.32      61,918    23.80      40,176    14.73      38,309
  Construction...............     3,473     1.03       4,644     1.78       3,737     1.37       8,476
                               --------   ------    --------   ------    --------   ------    --------
      Total real estate
        loans................   292,084    86.58     215,792    82.93     227,493    83.43     254,501
                               --------   ------    --------   ------    --------   ------    --------
Other Loans:
  Consumer Loans:
    Home equity..............    24,426     7.24      21,587     8.30      19,468     7.14      17,766
    Deposit account..........        48       --          29       --          45      .02          85
    Home improvement.........        --       --          --       --          --       --          --
    Other secured............       222      .07         302      .12         471      .17         957
    Other....................       479      .14         517      .20         773      .28         566
                               --------   ------    --------   ------    --------   ------    --------
    Total consumer loans.....    25,175     7.45      22,435     8.62      20,757     7.61      19,374
                               --------   ------    --------   ------    --------   ------    --------
  Commercial business
    loans....................    20,107     5.96      21,977     8.45      24,415     8.96      14,090
                               --------   ------    --------   ------    --------   ------    --------
      Total other loans......    45,282    13.41      44,412    17.07      45,172    16.57      33,464
                               --------   ------    --------   ------    --------   ------    --------
      Total loans............   337,366   100.00%    260,204   100.00%    272,665   100.00%    287,965
                                          ======               ======               ======
Less:
  Loans in process...........    (1,313)              (1,390)              (1,553)              (2,609)
  Deferred fees and
    discounts................       217                 (125)                (117)                 (87)
  Allowance for loan
    losses...................    (1,801)              (1,806)              (1,695)              (1,665)
                               --------             --------             --------             --------
      Total loans, net.......  $334,469             $256,883             $269,300             $283,604
                               ========             ========             ========             ========

                                       DECEMBER 31,
                               ----------------------------
                                2000            1999
                               -------   ------------------
                               PERCENT    AMOUNT    PERCENT
                               -------   --------   -------
                                  (DOLLARS IN THOUSANDS)
Real Estate Loans:
  One-to-four family.........   61.85%   $178,304    68.01%
  Multi-family...............   10.28      30,233    11.53
  Commercial real estate.....   13.31      22,339     8.52
  Construction...............    2.94       6,923     2.64
                               ------    --------   ------
      Total real estate
        loans................   88.38     237,799    90.70
                               ------    --------   ------
Other Loans:
  Consumer Loans:
    Home equity..............    6.17      15,369     5.86
    Deposit account..........     .03         146      .06
    Home improvement.........      --          --       --
    Other secured............     .33       1,664      .64
    Other....................     .20       1,679      .64
                               ------    --------   ------
    Total consumer loans.....    6.73      18,858     7.20
                               ------    --------   ------
  Commercial business
    loans....................    4.89       5,499     2.10
                               ------    --------   ------
      Total other loans......   11.62      24,357     9.30
                               ------    --------   ------
      Total loans............  100.00%    262,156   100.00%
                               ======    ========   ======
Less:
  Loans in process...........              (4,659)
  Deferred fees and
    discounts................                 (62)
  Allowance for loan
    losses...................              (2,781)
                                         --------
      Total loans, net.......            $254,654
                                         ========

     The following schedule shows the contractual maturity of the Company's gross loan portfolio at December 31, 2003. The schedule does not include any principal prepayment assumptions (dollars in thousands).

                                                                                        CONSTRUCTION AND
                       ONE- TO FOUR-FAMILY     NONRESIDENTIAL          COMMERCIAL          DEVELOPMENT           CONSUMER
DUE DURING             -------------------   -------------------   ------------------   -----------------   ------------------
PERIODS                           WEIGHTED              WEIGHTED             WEIGHTED            WEIGHTED             WEIGHTED
ENDING                            AVERAGE               AVERAGE              AVERAGE             AVERAGE              AVERAGE
DECEMBER 31             AMOUNT      RATE      AMOUNT      RATE     AMOUNT      RATE     AMOUNT     RATE     AMOUNT      RATE
-----------            --------   --------   --------   --------   -------   --------   ------   --------   -------   --------
2004(1)(2)...........  $  5,051     4.87%    $ 15,180     4.29%    $ 8,991     4.42%    $3,145     5.91%    $    60     7.43%
2005 to 2008.........     4,516     6.80       18,629     5.37       5,346     4.90         --       --       5,881     4.70
2009 and following...   165,572     5.69       79,663     5.86       5,770     6.57        328     7.38      19,234     4.09
                       --------     ----     --------     ----     -------     ----     ------     ----     -------     ----
                       $175,139     5.69%    $113,472     5.57%    $20,107     5.16%    $3,473     6.05%    $25,175     4.24%
                       ========     ====     ========     ====     =======     ====     ======     ====     =======     ====


                              TOTAL
DUE DURING             -------------------
PERIODS                           WEIGHTED
ENDING                            AVERAGE
DECEMBER 31             AMOUNT      RATE
-----------            --------   --------
2004(1)(2)...........  $ 32,427     4.58%
2005 to 2008.........    34,372     5.37
2009 and following...   270,567     5.65
                       --------     ----
                       $337,366     5.52%
                       ========     ====

---------------

(1) Includes construction loans.

(2) Includes demand loans and loans having no stated maturity.

     The following table sets forth at December 31, 2003, the dollar amount of gross loans receivable contractually due after December 31, 2004, and whether such loans have fixed interest rates or adjustable interest rates (dollars in thousands).

                                                         DUE AFTER DECEMBER 31, 2004
                                                       --------------------------------
                                                        FIXED     ADJUSTABLE    TOTAL
                                                       --------   ----------   --------
Real estate loans:
  One-to-four family.................................  $133,686    $ 36,402    $170,088
  Nonresidential.....................................    11,260      87,032      98,292
  Construction.......................................       328          --         328
Other loans:
  Consumer loans.....................................       610      24,505      25,115
  Commercial business loans..........................     1,674       9,442      11,116
                                                       --------    --------    --------
Total................................................  $147,558    $157,381    $304,939
                                                       ========    ========    ========

ONE- TO FOUR-FAMILY RESIDENTIAL MORTGAGE AND CONSTRUCTION LENDING

     The Company focuses its lending efforts on the origination and purchase of loans secured by first mortgages on owner-occupied, one-to-four family residences. Residential loan originations of this type are generated by the Company's marketing efforts, its present customers, walk-in customers and referrals from real estate agents and builders. At December 31, 2003, the Company's one-to-four family residential permanent mortgage loans totaled $175.1 million, or 51.9% of the Company's total gross loan portfolio.

     At December 31, 2003, $134.6 million of the Company's one-to-four family residential mortgage loans, or 39.9% of the Company's total gross loan portfolio, had fixed interest rates. From time to time, the Company may purchase loans secured by one-to-four family residences.

     The Company currently originates up to a maximum of 30-year, owner occupied one-to-four family residential mortgage loans in amounts up to 97% of the appraised value of the security property provided that private mortgage insurance is obtained in an amount sufficient to reduce the Company's exposure to at or below the 80% loan-to-value level. Interest rates charged on these loans are priced on a regular basis according to market conditions. Residential loans do not include prepayment penalties. The Company also originates up to a maximum of 30-year one-to-four family residential loans to nonowner-occupants, with loan-to-value ratios of up to 100% with private mortgage insurance.

     In underwriting one-to-four family residential real estate loans, the Company evaluates, among other things, both the borrower's ability to make monthly payments and the value of the property securing the loan. Most properties securing real estate loans made by the Company are appraised by independent licensed fee appraisers approved by the Board of Directors. The Company requires borrowers to obtain title, fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan. In prior years, the Company has accepted title opinions. Real estate loans originated by the Company generally contain a "due on sale" clause allowing the Company to declare the unpaid principal balance due and payable upon the sale or disposition of the secured property.

     The Company originates a limited number of loans to finance the construction of one-to-four family residences. At December 31, 2003, the Company had loans to finance the construction of one-to-four family residences totaling $3.5 million, or 1.0% of the Company's loan portfolio. Substantially all of these loans are made to individuals who propose to occupy the premises upon completion of construction. Construction loans are generally structured for up to a 30-year term with a six-month construction phase, during which the borrower pays interest only. Upon completion of the construction phase, these loans continue as permanent loans of the Company. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant.

MULTI-FAMILY AND COMMERCIAL REAL ESTATE LENDING

     The Company also engages in commercial and multi-family real estate lending. At December 31, 2003, the Company had $113.5 million of permanent commercial and multi-family real estate loans, which represented 33.6% of the Company's gross loan portfolio.

     The Company's commercial and multi-family real estate loan portfolio is secured primarily by apartment buildings, office buildings, strip shopping centers, motels, nursing homes, restaurants and churches located in the Company's market areas. Multi-family and commercial real estate loans generally have terms that do not exceed 15 years. Generally, the loans are made in amounts up to 75% of the appraised value of the secured property. The Company analyzes the financial condition of the borrower, the borrower's credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Currently, appraisals on properties securing multi-family and commercial real estate loans originated by the Company are performed by independent licensed fee appraisers. Construction loans on multi-family and commercial real estate projects are structured to be converted to permanent loans at the end of the construction phase, which generally runs up to 12 months. These construction loans have rates and terms that generally match any permanent multi-family or commercial real estate loan then offered by the Company, except that during the construction phase, the borrower pays interest only. These loans generally provide for the payment of interest and loan fees from loan proceeds.

     Construction and development loans are obtained principally through continued business from developers and builders who have previously borrowed from the Company, as well as referrals from existing customers and walk-in customers. The application process includes a submission to the Company of accurate plans, specifications and costs of the project to be constructed/developed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value or the cost of construction (land plus building).

     In addition, the Company from time to time has purchased loans secured by commercial and multi-family real estate. The Company purchased approximately $6.9 million of commercial and multi-family real estate participation loans in fiscal 2003.

     Loans secured by commercial and multi-family real estate properties are generally larger and involve a greater degree of credit risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. The largest single loan is $5.3 million and is secured by commercial real estate and was performing in accordance with its terms as of December 31, 2003.

CONSUMER LENDING

     The Company offers secured and unsecured consumer loans, including home improvement loans, home equity loans, loans secured by savings deposits and equity securities, and retail mobile home loans. The Company currently originates all of its consumer loans in its primary market areas. The Company originates consumer loans on a direct basis by extending credit directly to the borrower.

     At December 31, 2003, consumer loans excluding home equity loans were $749,000 or .2% of the Company's gross loan portfolio. Home equity loans were $24.4 million or 7.2% of the Company's gross loan portfolio as of December 31, 2003.

     Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. Loans secured by deposit accounts at the Company are currently originated for up to 90% of the account balance with a hold placed on the account restricting the withdrawal of the account balance.

     The underwriting standards employed by the Company for consumer loans, other than loans secured by deposits, include an application, a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

     Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss, depreciation or fluctuation in value. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

COMMERCIAL BUSINESS LENDING

     Commercial business loans have been added to the list of the Company's products. The outstanding balance of unsecured commercial lines of credit was $57,000 as of December 31, 2003. Commercial loans secured by other than mortgage had outstanding balances of $20.0 million as of December 31, 2003. The purpose of these loans will generally be for working capital or expansion of existing businesses. These loans have been priced at prime plus a specified spread, or at the one-year constant-maturity treasury index plus a specified spread. Some of these loans are payable on demand.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property the value of which tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent upon the general economic environment). The Bank's commercial business loans may be secured by business assets. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

ORIGINATIONS, PURCHASES AND SALES OF LOANS

     While the Company offers fixed-rate and adjustable-rate loans, its ability to originate loans is dependent upon the relative customer demand for loans in its market areas, which is affected by the interest rate environment and other factors. From time to time, the Company may purchase loans in order to continue to leverage the Bank's borrowing ability, provide more interest rate sensitive assets, and supplement a slow down in the local mortgage market. The Bank will continue to evaluate purchase opportunities.

NON-PERFORMING ASSETS AND CLASSIFIED ASSETS

     When a borrower fails to make a required payment on real estate secured loans and consumer loans, a notice is sent 30 days after payment is due. At 60 days after the payment is due, the Company generally initiates collection procedures by written notice and/or telephone call. In most cases, delinquencies are cured promptly. However, if a loan secured by real estate or other collateral has been delinquent for more than 90 days, satisfactory payment arrangements must be adhered to or the Company will initiate proceedings for foreclosure or repossession.

     When a loan becomes delinquent 90 days or more or when the collection of principal or interest becomes doubtful, the Company will place the loan on non-accrual status and, as a result, previously accrued interest income on the loan is taken out of current income. The loan will remain on non-accrual status as long as the loan is 90 days or more delinquent.

     The following table sets forth information concerning delinquent loans at December 31, 2003. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                                            LOANS DELINQUENT FOR:
                                                ---------------------------------------------
                                                                                TOTAL 60 DAYS
                                                60-89 DAYS   90 DAYS AND OVER     AND OVER
                                                ----------   ----------------   -------------
                                                           (DOLLARS IN THOUSANDS)
Real estate
  One- to four-family.........................     $523           $1,266           $1,789
  Construction................................       --               --               --
  Commercial..................................       80               --               80
  Multi-family................................       --               --               --
Consumer/commercial...........................       62              153              215
                                                   ----           ------           ------
     Total....................................     $665           $1,419           $2,084
                                                   ====           ======           ======

     The table below sets forth the amounts and categories of non-performing assets in the Company's loan portfolio. For all periods presented, the Company has had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans.

                                                        AT DECEMBER 31,
                                         ---------------------------------------------
                                          2003      2002      2001     2000     1999
                                         -------   -------   ------   ------   -------
Nonaccruing loans
  One- to four-family..................  $ 1,266   $ 1,536   $1,767   $2,443   $ 1,304
  Consumer.............................      149        32       11       64        20
  Commercial real estate/business
     loans.............................        4       211    1,040    1,094     1,431
                                         -------   -------   ------   ------   -------
     Total.............................    1,419     1,779    2,818    3,601     2,755
Accruing loans delinquent more than 90
  days.................................       --        --       --       --        --
Troubled debt restructurings...........       --        --       --       --        --
                                         -------   -------   ------   ------   -------
Total nonperforming loans..............  $ 1,419   $ 1,779   $2,818   $3,601   $ 2,755
                                         =======   =======   ======   ======   =======
Total as a percentage of total loans...     0.36%     0.66%    0.82%    1.02%     0.84%
Total allowance for loan losses to
  nonperforming loans..................   126.92%   101.52%   60.15%   46.24%   100.94%

     For the year ended December 31, 2003, gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $16,000.

     As of December 31, 2003, the Company had no other interest bearing assets, which would be required to be disclosed as non-performing if such assets were loans.

     The Company had no foreign loans outstanding for any of the years presented. Other than the categories noted on page 5, there is no concentration of loans in any industry greater than 10% in the portfolio.

CLASSIFIED ASSETS

     Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the Bank will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "special mention" by management.

     When a bank classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings bank classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. A savings bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the savings bank's Regional Director at the regional OTS office, who may order the establishment of additional general or specific loss allowances.

     In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews the loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. On the basis of management's review of its assets, at December 31, 2003, the Bank had classified a total of $1.6 million, or .4%, of its total assets as substandard and $168,000 as doubtful. At December 31, 2002, total classified assets were $1.9 million, or .5% of the Bank's assets.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance.

     Real estate properties acquired through foreclosure are recorded at the lower of cost or fair value. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged-off to the allowance at the time of transfer. Valuations are periodically updated by management and if the value declines, a specific provision for losses on such property is established by a charge to operations.

     Although management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. At December 31, 2003, the Company had a total allowance for loan losses of $1.8 million, or .53%of total loans.

See Note 3 of the Notes to Consolidated Financial Statements in the Company's Annual Report to Shareholders filed as Exhibit 13 hereto.

     The following table sets forth an analysis of the Company's allowance for loan losses.

                                                     YEAR ENDED DECEMBER 31,
                                           -------------------------------------------
                                            2003     2002     2001     2000      1999
                                           ------   ------   ------   -------   ------
                                                     (DOLLARS IN THOUSANDS)
Balance at beginning of period...........  $1,806   $1,695   $1,665   $ 2,781   $3,200
Charge-offs
  One- to four-family....................     (34)    (246)     (57)      (41)    (215)
  Consumer...............................     (50)     (20)    (125)     (103)    (373)
  Commercial.............................    (269)    (267)    (231)   (1,444)    (148)
                                           ------   ------   ------   -------   ------
                                             (353)    (533)    (413)   (1,588)    (736)
Recoveries
  One- to four-family....................      14       38       27        38       20
  Consumer...............................       6       16       41        66       48
  Commercial.............................      42      247       17        19        3
                                           ------   ------   ------   -------   ------
                                               62      301       85       123       71
Net charge-offs..........................    (291)    (232)    (328)   (1,465)    (665)
Additions charged to operations..........     286      343      358       349      246
                                           ------   ------   ------   -------   ------
Balance at end of period.................  $1,801   $1,806   $1,695   $ 1,665   $2,781
                                           ======   ======   ======   =======   ======
Ratio of net charge-offs to average loans
  outstanding during the year............    0.10%    0.09%    0.12%     0.54%    0.27%

     The distribution of the Company's allowance for losses on loans at the dates indicated is summarized as follows:


                                                           DECEMBER 31,
                        ----------------------------------------------------------------------------------
                             2003             2002             2001             2000             1999
                        --------------   --------------   --------------   --------------   --------------
                                 % OF             % OF             % OF             % OF             % OF
                                 TOTAL            TOTAL            TOTAL            TOTAL            TOTAL
                        AMOUNT   LOANS   AMOUNT   LOANS   AMOUNT   LOANS   AMOUNT   LOANS   AMOUNT   LOANS
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
                                                      (DOLLARS IN THOUSANDS)
One- to four-family...  $ 377     52.9%  $ 609     49.5%  $ 636     58.2%  $ 686     64.8%  $ 477     70.7%
Commercial real
  estate..............    344     33.6     268     33.5     168     25.2     156     23.6     898     20.0
Consumer/Commercial
  business............     85     13.5      45     17.0     340     16.6     534     11.6     771      9.3
Unallocated...........    995       --     884       --     551       --     289       --     635       --
                        ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
  Total...............  $1,801   100.0%  $1,806   100.0%  $1,695   100.0%  $1,665   100.0%  $2,781   100.0%
                        ======   =====   ======   =====   ======   =====   ======   =====   ======   =====


INVESTMENT ACTIVITIES

     Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, the Bank has maintained its liquid assets above the minimum requirements imposed by the OTS regulations and at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. As of December 31, 2003, Cornerstone considers its available liquidity sufficient to meet its outstanding short and long-term needs.

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, mortgage-backed securities ("MBSs"), collateralized mortgage obligations ("CMOs"), certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

     The investment policy of the Company is to invest funds among various categories of investments and maturities based upon the need for liquidity, to achieve balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Company's asset/liability management policies.

     At December 31, 2003, the Company's cash and interest-bearing deposits in other financial institutions totaled $6.9 million, or 1.7% of total assets. The Company also has a $9.3 million investment in the common stock of the FHLB of Cincinnati in order to satisfy the requirement for membership therein.

     The Company periodically invests in MBSs and CMOs (collectively "mortgage-backed securities"). At December 31, 2003 the Company had investments in mortgage-backed securities of $21.8 million, or 5.5% of total assets. The MBSs, which totaled $36.9 million at December 31, 2002, were all insured or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. Accordingly, management believes that the Company's mortgage-backed securities are generally more resistant to credit problems than loans, which generally lack such insurance or guarantees. Because these securities represent a pass through of principal and interest from underlying individual 30-year mortgages, such securities do present prepayment risk. The CMO securities held by the Company also carry certain risks. The principal represented by such securities may be repaid over a longer or shorter period than initially assumed and may hinder certain aspects of the Company's asset/liability management strategy. As of December 31, 2003, the Company held $4.6 million of CMO securities. Mortgage-backed securities can serve as collateral for borrowings and, through sales and repayments, as a source of liquidity.

     At December 31, 2003, the Company held $6.8 million in municipal securities, a decrease of $122,000. These municipal securities are primarily Ohio municipal debenture bonds with fixed rates.

     OTS regulations restrict investments in corporate debt and equity securities by the Bank. These restrictions include prohibitions against investments in the debt securities of any one issuer in excess of 15% of the Bank's unimpaired capital and unimpaired surplus as defined by federal regulations, plus an additional 10% if the investments are fully secured by readily marketable collateral. At December 31, 2003, the Bank was in compliance with this regulation. See "Regulation -- Federal Regulation of Savings Institutions" for a discussion of additional restrictions on the Bank's investment activities.

     The following table sets forth the composition of the Company's investment portfolio at the dates indicated.


                                                             DECEMBER 31,
                                    ---------------------------------------------------------------
                                           2003                  2002                  2001
                                    -------------------   -------------------   -------------------
                                    AMORTIZED    FAIR     AMORTIZED    FAIR     AMORTIZED    FAIR
                                      COST       VALUE      COST       VALUE      COST       VALUE
                                    ---------   -------   ---------   -------   ---------   -------
                                                        (DOLLARS IN THOUSANDS)
Securities:
  U.S. government agencies........   $ 4,090    $ 4,094    $ 2,052    $ 2,180    $ 2,105    $ 2,079
  Municipal securities............     6,774      6,833      6,932      6,955      1,634      1,563
  Mortgage-backed securities......    21,894     21,808     36,301     36,866     35,814     36,006
  FHLB stock......................     9,335      9,335      8,971      8,971      8,568      8,568
                                     -------    -------    -------    -------    -------    -------
  Total securities and FHLB
     stock........................   $42,093    $42,070    $54,256    $54,972    $48,121    $48,216
                                     =======    =======    =======    =======    =======    =======


     The table below sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the investment securities portfolio, excluding FHLB of Cincinnati stock, as of

December 31, 2003. The weighted average yield has been computed using the historical amortized cost for securities available for sale.


                                                                  DECEMBER 31, 2003
                                                -----------------------------------------------------
                                                LESS THAN     1 TO       6 TO       OVER
                                                 1 YEAR     5 YEARS    10 YEARS   10 YEARS    TOTAL
                                                ---------   --------   --------   --------   --------
                                                CARRYING    CARRYING   CARRYING   CARRYING   CARRYING
                                                  VALUE      VALUE      VALUE      VALUE      VALUE
                                                ---------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
Securities:
  U.S. government agencies....................    $ --       $4,094     $   --    $    --    $ 4,094
  Municipal securities........................      --           --         --      6,833      6,833
  Mortgage-backed securities..................     251        4,352         60     17,145     21,808
                                                  ----       ------     ------    -------    -------
  Total securities............................    $251       $8,446     $   60    $23,978    $32,735
                                                  ====       ======     ======    =======    =======
  Weighted average yield......................    7.50%        5.26%     11.40%      4.20%      4.51%


     Excluding those holdings in the investment portfolio in the U.S. government agencies, there were no investments in securities of any one issuer, which exceeded 10% of the consolidated shareholders' equity at December 31, 2003.

SOURCES OF FUNDS

  GENERAL

     The Company's primary sources of funds are deposits, borrowings, repayment of loan principal, sales and repayments of mortgage-backed securities, and funds provided from operations. Borrowings, consisting of FHLB advances, may be used at times to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels, and may be used on a longer-term basis to support expanded lending activities.

DEPOSITS

     The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of passbook and statement savings accounts, NOW, demand and money market fund accounts, and certificate accounts ranging in terms from six months to ten years. The Company solicits deposits from its market area and sometimes uses brokers to obtain deposits. The Company relies primarily on competitive pricing policies, advertising and customer service to attract and retain these deposits.

     The variety of deposit accounts offered by the Company has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Company has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. The Company endeavors to manage the pricing of its deposits in keeping with its asset/liability management and profitability objectives. The ability of the Company to attract and maintain certificates of deposit accounts and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

     The following table sets forth the average dollar amount of deposits in the various types of deposit programs offered by the Company and the average rate paid for those deposits for the periods indicated.


                                                        YEAR ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                             2003                 2002                 2001
                                      ------------------   ------------------   ------------------
                                      AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE
                                       AMOUNT     RATE      AMOUNT     RATE      AMOUNT     RATE
                                      --------   -------   --------   -------   --------   -------
                                                         (DOLLARS IN THOUSANDS)
Demand and NOW accounts.............  $ 29,064    0.34%    $ 24,382    0.50%    $ 19,148    0.81%
Savings and money market accounts...    76,356    1.15       71,728    2.04       60,117    3.57
Certificates of deposit.............   119,122    3.55      121,156    4.68      133,226    5.98
                                      --------    ----     --------    ----     --------    ----
  Total deposits....................  $224,542    2.40%    $217,266    3.34%    $212,491    4.83%
                                      ========    ====     ========    ====     ========    ====


     The following table indicates the amount of the Company's certificates of deposit and other deposits by time remaining until maturity as of December 31, 2003.


                                                                   MATURITY
                                            -------------------------------------------------------
                                            3 MONTHS   OVER 3 TO   OVER 6 TO     OVER
                                            OR LESS    6 MONTHS    12 MONTHS   12 MONTHS    TOTAL
                                            --------   ---------   ---------   ---------   --------
                                                            (DOLLARS IN THOUSANDS)
Certificates of deposit less than
  $100,000................................  $ 2,409     $2,365      $ 4,739     $41,260    $ 50,773
Certificates of deposit $100,000 or
  more....................................    8,553      5,876       24,199      50,411      89,039
                                            -------     ------      -------     -------    --------
Total certificates of deposit.............  $10,962     $8,241      $28,938     $91,671    $139,812
                                            =======     ======      =======     =======    ========


BORROWINGS

     Another source of funds includes advances from the FHLB of Cincinnati. As a member of the FHLB of Cincinnati, the Bank is required to own capital stock and is authorized to apply for advances. Each FHLB credit program has its own interest rate, which may be fixed or variable, and includes a range of maturities. The FHLB of Cincinnati may prescribe the acceptable uses to which these advances may be put, as well as limitations in the size of the advances and repayment provisions. The FHLB advances are secured by the Bank's blanket agreement for advances and security agreement and are not tied to specific investments or loans.

     The following table sets forth the maximum month-end balance and average balance of FHLB advances for the periods indicated.

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2003      2002       2001
                                                        --------   -------   --------
                                                           (DOLLARS IN THOUSANDS)
Average balance outstanding during the year...........  $ 88,466   $83,599   $ 88,898
Maximum balance outstanding at any month-end during
  the year............................................  $103,473   $90,737   $101,518
Balance outstanding at end of period..................  $103,473   $81,243   $ 76,655
Weighted average interest rate during the year........      4.45%     5.03%      5.55%
Weighted average interest rate at end of year.........      4.03%     4.92%      5.45%

SERVICE CORPORATION ACTIVITIES

     Federal savings institutions generally may invest a limited percentage of their assets in service corporations. In addition, federal savings institutions may invest up to 50% of their regulatory capital in conforming loans to their service corporations. In addition to investments in service corporations, federal savings institutions are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities in which federal savings institutions may engage directly.

     At December 31, 2003, the Bank had a book investment of $1.4 million in CornerstoneBanc Financial Services, an operating subsidiary created to generate mortgage lending in areas outside of the Bank's normal lending area.

COMPETITION

     The Company faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, other savings institutions, credit unions and mortgage bankers making loans secured by real estate located in the Company's market area. The Company competes for real estate and other loans principally based on interest rates charged, the quality of services it provides to borrowers, loan fees it charges, and the types of loans it originates.

     The Company attracts most of its deposits through its retail banking offices, primarily from the communities in which those retail banking offices are located; therefore, competition for those deposits is principally from commercial banks, other savings institutions, credit unions and brokerage firms located in the same communities. Periodically, the Company will solicit brokered deposits. The Company competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch locations with interbranch deposit and withdrawal privileges at each.

     On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act made sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliation with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

     The GLB Act permits unitary savings and loan holding companies in existence on May 4, 1999, including the Company, to continue to engage in all activities that they were permitted to engage in prior to the enactment of the Act. Such activities are essentially unlimited, provided that the thrift subsidiary remains a qualified thrift lender. Any thrift holding company formed after May 4, 1999 will be subject to the same restrictions as a multiple thrift holding company. In addition, a unitary thrift holding company in existence at May 4, 1999 may be sold only to a financial holding company engaged in activities permissible for multiple savings and loan holding companies.

     The GLB Act is not expected to have a material effect on the activities in which the Company is currently engaged, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.


REGULATION


  GENERAL

     The Bank is subject to regulation, examination and oversight by the OTS and the FDIC. The Bank must file periodic reports with the OTS and FDIC concerning its activities and financial condition. Examinations are conducted periodically by federal regulators to determine whether the Bank complies with various regulatory requirements and is operating in a safe and sound manner. The Bank is a member of the FHLB of Cincinnati.

     USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

     Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the SOA. The SOA is the most far-reaching U.S. securities legislation enacted in many years, and includes many substantive and disclosure-based requirements. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). Given the extensive and continuing SEC role in implementing rules relating to many of the SOA's new requirements, the effects of these requirements remain to be determined, although it is likely that the Company's costs will increase somewhat, at least in the short term, as a result of SOA implementation. The Company is continuing to assess the financial effects of the SOA on its operations.

OFFICE OF THRIFT SUPERVISION

  GENERAL

     The OTS is an office in the Department of the Treasury and is responsible for the regulation and supervision of all federally-chartered savings and loan associations and all other savings and loan associations the deposits of which are insured by the FDIC. The OTS issues regulations governing the operation of savings and loan associations based on their asset size to cover the costs of this supervision and examination. The OTS also may initiate enforcement actions against savings and loan associations and certain persons affiliated with them for violations of laws or regulations or for engaging in unsafe or unsound practices. If the grounds provided by law exist, the OTS may appoint a conservator or receiver for a savings and loan association.

     Savings associations are subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosures, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of an association to open a new branch or engage in a merger. Community reinvestment regulations evaluate how well and to what extent an institution lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in that area. The Bank has received a "satisfactory" examination rating under those regulations.

     Federal Regulation of Savings Institutions. The OTS has extensive authority over the operations of federal savings institutions. As part of this authority, the Bank is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. When these examinations are conducted by the OTS and the FDIC, the examiners may require an institution to provide for higher general or specific loan-loss reserves. All federal savings institutions are subject to a semi-annual assessment, based upon the institution's total assets, to fund OTS operations. The Bank's OTS assessment for the fiscal year ended December 31, 2003 was $81,000.

     The OTS also has extensive enforcement authority over all federal savings institutions and their holding companies, including the Company. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of the Bank is prescribed by federal laws and they are prohibited from engaging in any activities not permitted by such laws. For instance, no federal savings institution may invest in non-investment grade corporate debt-securities. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings institutions are also generally authorized to branch nationwide. The Bank complies with the noted restrictions.

     The Bank's general permissible lending limit for loans-to-one borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At December 31, 2003 the Bank's lending limit under this restriction was $6.5 million. The Bank complies with the loans-to-one borrower limitation.

     The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution that fails to comply with these standards must submit a compliance plan.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the SAIF or the BIF. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period. The Bank is classified as well capitalized.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     Effective January 1, 1997, the premium schedule for BIF and SAIF insured institutions ranged from 0 to 27 basis points. However SAIF insured institutions are required to pay a Financing Corporation ("FICO") assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. The assessment was 1.7 basis points for the quarter ended December 31, 2003. These assessments, which may be revised based upon the level of BIF and SAIF deposits, will continue until the bonds mature in the year 2017.

REGULATORY CAPITAL REQUIREMENTS

     Federally insured savings associations are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks.

The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common shareholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage-servicing rights, must be deducted from tangible capital.

     The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries, the debt and equity investments in such subsidiaries are deducted from assets and capital. The Bank's subsidiaries are includable subsidiaries.

     At December 31, 2003, the Bank had tangible capital of $41.3 million, or 10.3% of adjusted total assets, which is $35.3 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. At December 31, 2003, the Bank had no intangibles that were subject to these tests. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

     At December 31, 2003, the Bank had core capital equal to $41.3 million, or 10.3% of adjusted total assets, which is $25.3 million above the minimum leverage ratio requirement of 4% in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At December 31, 2003, the Bank had no capital instruments that qualify as supplementary capital and $1.8 million of general loss reserves, which was less than 1.0% of risk-weighted assets.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. The Bank had no such exclusions from capital and assets at December 31, 2003.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one-to-four family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the Fannie Mae or Freddie Mac.

     OTS regulations also require every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any savings institution with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

     On December 31, 2003, the Bank had total capital (as defined above) of $43.1 million (including $41.3 million in core capital and $1.8 of general loss reserves) and risk-weighted assets of $293.9 million. Total capital was 14.7% of risk-weighted assets. This amount was $19.6 million above the 8.0% requirement in effect on that date.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a savings association, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

     The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the OTS or the FDIC of any of these measures on the Bank may have a substantial adverse effect on the Company's operations and profitability. The Company's shareholders do not have preemptive rights, and therefore, if the Company is directed by the OTS or the FDIC to issue additional shares of Common Stock, such issuance may result in the dilution in the percentage of ownership of the Company.

     Limitations on Capital Distributions. The OTS imposes various restrictions or requirements on the ability of associations to make capital distributions, according to ratings of associations based on their capital level and supervisory condition. Capital distributions, for purposes of such regulation, include, without limitation, payments of cash dividends, repurchases, and certain other acquisitions by an association of its shares and payments to stockholders of another association in an acquisition of such other association.

     A savings and loan holding company must file a notice or an application with the OTS before it can declare and pay a dividend. An application must be submitted and approval from the OTS must be obtained (1) if the proposed distribution would cause total distributions for that year to exceed net income for that calendar year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or,
(4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

     In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings association. Under OTS regulations applicable to converted savings associations, the Bank is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of payment of such dividends, be reduced below the amount required for the Liquidation Account, or below applicable regulatory capital requirements prescribed by the OTS.

     Liquidity. Office of Thrift Supervision ("OTS") regulations presently require the Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, the Bank maintains investments having maturities of 5 years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which the Bank may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At December 31, 2003 the Bank had commitments to originate mortgage one-to-four family loans totaling $973,000 and commitments to originate commercial and consumer loans of $6.2 million. In addition, the Bank had $1.3 million in commitments to fund loans on residential properties under construction as well as $1.5 million in commitments to fund nonresidential loans. The Bank had no commitments to purchase or sell loans. The Bank considers its liquidity and capital reserves sufficient to meet its outstanding short and long-term needs.

     Qualified Thrift Lender Test. Savings associations must meet one of two possible tests in order to be a qualified thrift lender ("QTL"). The first test requires a savings association to maintain a specified level of investments in assets that are designated as qualifying thrift investments ("QTI"), which are generally related to domestic residential real estate and manufactured housing and include credit card, student and small business loans and stock issued by any FHLB, Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA"). Under this test, 65% of an institution's "portfolio assets" (total assets less goodwill and other intangibles, property used to conduct business, and 20% of liquid assets) must consist of QTI on a monthly average basis in nine out of every 12 months. The second test permits a savings association to qualify as a QTL by meeting the definition of "domestic building and loan association" under the Internal Revenue Code of 1986, as amended (the Code). In order for an institution to meet the definition of a "domestic building and loan association" under the Code, at least 60% of such institution's assets must consist of specified types of property, including cash, loans secured by residential real estate or deposits, educational loans and certain governmental obligations. The OTS may grant exceptions to the QTL test under certain circumstances. If a savings association fails to meet the QTL test, the association and its holding company become subject to certain operating and regulatory restrictions. At December 31, 2003 the Bank met the QTL test.

     Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of the Bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by the Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS or to impose fines or corrective measures. The Bank was examined for CRA compliance in 2003 and received a rating of satisfactory.

     Transactions with Affiliates. Under federal law, all transactions between and among Cornerstone and its affiliates, which include its holding company, are subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder as interpreted by the OTS. Generally, these requirements limit these transactions to a percentage of the bank's capital and require all of them to be on terms at least as favorable to the bank as transactions with non-affiliates. In addition, a bank may not lend to any affiliate engaged in non-banking activities not permissible for a bank holding company or acquire shares of any affiliate that is not a subsidiary. The OTS is authorized to impose additional restrictions on transactions with affiliates if necessary to protect and ensure safety and soundness standards. The OTS regulations also set forth various reporting requirements relating to transactions with affiliates.

     Extensions of credit by Cornerstone to its executive officers, directors and principal shareholders are subject to Section 22(h) of the Federal Reserve Act, which among other things, generally prohibits loans to any such individual where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral.

     Section 22(h) permits loans to directors, executive officers and principal stockholders made pursuant to a benefit or compensation program that is widely available to employees of Cornerstone provided that no preference is given to any officer, director or principal stockholder, or related interest thereto, over any other employee. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

     Holding Company Regulation. The Company is a unitary savings and loan company subject to regulatory oversight by the OTS. As such, the Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

     As a unitary savings and loan company, the Company generally is not subject to activity restrictions. If the Company acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan company, and the activities of the Company and any of its subsidiaries (other than the Bank or any other SAIF insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

     If the Bank fails the QTL test, the Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure the Company must register as, and will become subject to, the restrictions applicable to bank holding companies. The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan company. See "Qualified Thrift Lender Test."

     The Company must obtain approval from the OTS before acquiring control of any other SAIF insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

     Federal Securities Law. The stock of the Company is registered with the SEC under the Exchange Act. Accordingly, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     Company stock held by persons who are affiliates (generally officers, directors and principal shareholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Company meets specified current public-information requirements, each affiliate of the Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

     FDIC. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally-insured banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The FDIC administers two separate insurance funds, the Bank Insurance Fund (the "BIF") for commercial banks and state savings banks and the SAIF for savings associations. The FDIC is required to maintain designated levels of reserves in each fund. The Bank's deposit accounts are insured by the FDIC in the SAIF up to the prescribed limits. The FDIC has examination authority over all insured depository institutions, including the Bank, and has authority to initiate enforcement actions if the FDIC does not believe the OTS has taken appropriate action to safeguard safety and soundness and the deposit insurance fund.

     The FDIC is required to maintain designated levels of reserves in each fund. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to its target level within a reasonable time and may decrease such rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments vary based on the risk the institution poses to its deposit insurance fund. The risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. Since the Bank is considered a healthy institution under this system, it has historically paid the lowest assessment rate.

     Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts). At December 31, 2003 the Bank complied with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board might be used to satisfy liquidity requirements that may be imposed by the OTS. (See "Liquidity.")

     Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

     Federal Home Loan Banks. The FHLBs provide credit to their members in the form of advances. See "Deposits and Borrowings." The Bank is a member of the FHLB of Cincinnati and must maintain an investment in the capital stock of the FHLB of Cincinnati in an amount equal to the greater of 1% of the aggregate outstanding principal amount of the Bank's residential mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 5% of its advances from the FHLB. The Bank complies with this requirement with an investment in stock of the FHLB of Cincinnati of $9.3 million at December 31, 2003.

     For the year ended December 31, 2003, dividends paid by the FHLB of Cincinnati to the Bank totaled $364,000, which constituted a $39,000 decrease over the amount of dividends received in 2002.

FEDERAL TAXATION


     The Company and the Bank are each subject to the federal tax laws and regulations that apply to corporations generally. In addition to the regular income tax, the Company and the Bank may be subject to an alternative minimum tax imposed at a minimum tax rate of 20% on "alternative minimum taxable income" (which is the sum of a corporation's regular taxable income, with certain adjustments, and tax preference items), less any available exemption. Such tax preference items include interest on certain tax-exempt bonds issued after August 7, 1986. In addition, 75% of the amount by which a corporation's "adjusted current earnings" exceeds its alternative minimum taxable income computed without regard to this preference item and prior to reduction by net operating losses, is included in alternative minimum taxable income. Net operating losses can offset no more than 90% of alternative minimum taxable income. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax. Payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.


     Prior to the enactment of the Small Business Jobs Protection Act (the "Small Business Act"), which was signed into law on August 21, 1996, certain thrift institutions were allowed deductions for bad debts under methods more favorable than those granted to other taxpayers. Qualified thrift institutions could compute deductions for bad debts using either the specific charge off method of Section 166 of the Code, or one of the two reserve methods of Section 593 of the Code. The reserve methods under Section 593 of the Code permitted a thrift institution annually to elect to deduct bad debts under either (i) the "percentage of taxable income" method applicable only to thrift institutions, or
(ii) the "experience" method that also was available to small banks. Under the "percentage of taxable income" method, a thrift institution generally was allowed a deduction for an addition to its bad debt reserve equal to 8% of its taxable income (determined without regard to this deduction and with additional adjustments). Under the experience method, a thrift institution was generally allowed a deduction for an addition to its bad debt reserve equal to the greater of (i) an amount based on its actual average experience for losses in the current and five preceding taxable years, or (ii) an amount necessary to restore the reserve to its balance as of the close of the base year. A thrift institution could elect annually to compute its allowance addition to bad debt reserves for qualifying loans under either the experience method or the percentage of taxable income method.

     The Small Business Act eliminated the percentage of taxable-income reserve method of accounting for bad debts by thrift institutions, effective for taxable years beginning after 1995. Thrift institutions that would be treated as small banks are allowed to use the experience method applicable to such institutions, while thrift institutions that are treated as large banks are required to use only the specific charge off method. The Company and the Bank qualify as a small bank.

     A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in the method of accounting, initiated by the taxpayer, and having been made with the consent of the Secretary of the Treasury. Section 481(a) of the Code requires certain amounts to be recaptured with respect to such change. Generally, the amounts to be recaptured will be determined solely with respect to the "applicable excess reserves" of the taxpayer. The amount of the applicable excess reserves will be taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to the residential loan requirement described below. In the case of a thrift institution that becomes a large bank, the amount of the institution's applicable excess reserves generally is the excess of (i) the balances of its reserve for losses on qualifying real property loans (generally loans secured by improved real estate and its reserve or losses on nonqualifying loans (all other types of loans) as of the close of its last taxable year beginning before January 1, 1996, over (ii) the balances of such reserves as of the close of its last taxable year beginning before January 1, 1988 (i.e., the "pre-1988 reserves"). In the case of a thrift institution that becomes a small bank, the amount of the institution's applicable excess reserves generally is the excess of (i) the balances of its reserve for losses on qualifying real property loans and its reserve for losses on nonqualifying loans as of the close of its last taxable year beginning before January 1, 1996, over (ii) the greater of the balance of (a) its pre-1988 reserves or (b) what the thrift's reserves would have been at the close of its last year beginning before January 1, 1996, had the thrift always used the experience method.

     For taxable years that began on or after January 1, 1996, and before January 1, 1998, if a thrift meets the residential loan requirement for a tax year, the recapture of the applicable excess reserves otherwise required to be taken into account as a Code Section 481(a) adjustment for the year will be suspended. A thrift meets the residential loan requirement if, for the tax year, the principal amount of residential loans made by the thrift during the year is not less than its base amount. The "base amount" generally is the average of the principal amounts of the residential loans made by the thrift during the six most recent tax years beginning before January 1, 1996. A residential loan is a loan as described in Section 7701(a)(C)(v) (generally a loan secured by residential real and church property and certain mobile homes), but only to the extent that the loan is made to the owner of the property.

     The balance of the pre-1988 reserves is subject to the provisions of
Section 593(e) as modified by the Small Business Act, which require recapture in the case of certain excessive distributions to shareholders. The pre-1988 reserves may not be utilized for payment of cash dividends or other distributions to a shareholder (including distributions in dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). Distribution of a cash dividend by a thrift institution to a shareholder is treated as made: first, out of the institution's post-1951 accumulated earnings and profits; second, out of the pre-1988 reserves; and third, out of such other accounts as may be proper. To the extent a distribution by the Bank to the Company is deemed paid out of its pre-1988 reserves under these rules, the pre-1988 reserves would be reduced and the Bank's gross income for tax purposes would be increased by the amount which, when reduced by the income tax, if any, attributable to the inclusion of such amount in its gross income, equals the amount deemed paid of the pre-1988 reserves.

     The Bank has not been audited by the IRS recently with respect to federal income tax returns. In the opinion of management, any examination of still open returns would not result in a deficiency that could have a material adverse effect on the financial condition of the Bank.

OHIO TAXATION


     The Company is subject to the Ohio Corporation franchise tax, which, as applied to the Company, is a tax measured by both net earnings and net worth. The rate of tax is the greater of (i) 5.1% on the first $50,000 of computed Ohio taxable income and 8.5% of computed Ohio taxable income in excess of $50,000 and
(ii) 0.4% times taxable net worth. Under these alternative measures of computing tax liability, the states to which a taxpayer's adjusted total net income and adjusted total net worth are apportioned or allocated are determined by complex formulas. The minimum tax is $50 per year.


     A special litter tax is also applicable to all corporations, including the Company, subject to the Ohio Corporation franchise tax other than "financial institutions." If the franchise tax is paid on the net income basis, the litter tax is equal to .11% of the first $50,000 of computed Ohio taxable income and ..22% of computed Ohio taxable income in excess of $50,000. If the franchise tax is paid on the net worth basis, the litter tax is equal to .014% times taxable-net worth.

     Certain holding companies, such as the Company, will qualify for complete exemption from the net worth tax if certain conditions are met. The Company has in the past and will most likely in the future meet these conditions and therefore, will calculate its Ohio franchise tax on the net income basis.

     The Bank is a "financial institution" for State of Ohio tax purposes. As such, it is subject to the Ohio corporate franchise tax on "financial institutions." This annual tax was imposed at a rate of 1.3% for the 2003 tax year and thereafter of the Bank's apportioned book net worth, determined in accordance with generally accepted accounting principles, less any statutory deduction. As a "financial institution," the Bank is not subject to any tax based upon net income or net profits imposed by the State of Ohio.

DELAWARE TAXATION

     As a Delaware holding company, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Company is also subject to an annual franchise tax imposed by the State of Delaware.

EXECUTIVE OFFICERS

     The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. Each executive officer of the Company is also an executive officer of the Bank. There are no arrangements or understandings between the persons named and any other person pursuant to which such officers were selected.


NAME                        AGE              POSITIONS HELD WITH THE COMPANY
----                        ---              -------------------------------
John W. Raisbeck..........  64    President and Chief Executive Officer
Robert A. Kuehl...........  56    Senior Vice President, Treasurer and Chief Financial
                                  Officer
William E. Whitmoyer......  56    Senior Vice President
Robert P. Brezing.........  58    Senior Vice President


     The business experience of each executive officer who is not also a Director of the Company is set forth below.

     Robert Kuehl. Mr. Kuehl is Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank, a position he has held since February 1, 2004. From January 2003 to October 2003, Mr. Kuehl served as Chief Financial Officer of Superior Bank, Little Rock, Arkansas. From October 2000 to March 2002, Mr. Kuehl served as Executive Vice President and Chief Financial Officer of Main Street Bank,

Reading, Pennsylvania. Mr. Kuehl was Senior Vice President and Controller for Wilmington Savings Fund Society, Wilmington, Delaware, from December 1998 to October 2000.

     William E. Whitmoyer. Mr. Whitmoyer is Senior Vice President of Mortgage lending. Mr. Whitmoyer has responsibility for all mortgage-banking functions and all consumer loans. From 1995 to February 2001, Mr. Whitmoyer served as Senior Vice President of Member Mortgage Services, a multi-state mortgage banking operation providing services to credit unions in a five state area.

     Robert P. Brezing. Mr. Brezing is Senior Vice President of the Company and the Bank, positions he has held since October 1997. He is manager of Business Banking, responsible for all commercial loans and commercial real estate loans. From 1988 to 1997, Mr. Brezing served as Vice President of Banc One Corporation, Columbus, Ohio.

EMPLOYEES

     At December 31, 2003 the Company and its subsidiary had 87 employees, including 7 part-time employees. The Company's employees are not represented by any collective bargaining group. Management considers its employee relations to be good.


ITEM 2.  PROPERTIES


     The Company conducts its business at its main office, which also serves as its executive office, and the Bank's six branch offices located in its market area. The following table sets forth information relating to each of the Company's offices as of December 31, 2003.

     1. Main Office, 28 East Main Street, Springfield, Ohio

     2. Enon Branch, 7601 Dayton-Springfield Road, Enon, Ohio

     3. New Carlisle Branch, 210 North Main Street, New Carlisle, Ohio

     4. Springfield Branch, 1480 Upper Valley Pike, Springfield, Ohio

     5. Yellow Springs Branch, 50 Kahoe Lane, Yellow Springs, Ohio

     6. Beavercreek Branch, 3216 Seajay Drive, Beavercreek, Ohio

     7. Centerville Branch, 6291 Wilmington Pike, Dayton, Ohio

     The Company owns all of its offices. The total net book value of the Company's premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at December 31, 2003 was $4.2 million. The Company considers all properties to be in good operating condition and suitable for the purpose for which they are used. The properties are unencumbered by any mortgage or security interest and are, in management's opinion, adequately insured. See Note 4 of the Notes to Consolidated Financial Statements in the Annual Report to Shareholders filed as Exhibit 13 hereto.


ITEM 3.  LEGAL PROCEEDINGS


     The Company and its subsidiary are involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of their business. While the ultimate outcome of pending proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing the Company, the Bank or its subsidiary in the proceedings, that the resolution of these proceedings should not have a material effect on the Company's consolidated financial position or results of operations.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


     No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2003.

                                    PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES


     Page 5 of the Company's 2003 Annual Report to Shareholders is herein incorporated by reference.


ITEM 6.  SELECTED FINANCIAL DATA


     Pages 6 and 7 of the Company's 2003 Annual Report to Shareholders are herein incorporated by reference.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Pages 8 through 18 of the Company's 2003 Annual Report to Shareholders are herein incorporated by reference.


ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     In an attempt to manage its exposure to changes in interest rates, management monitors the Company's interest rate risk. The Board of Directors meets at least quarterly to review the Company's interest rate risk position and profitability. The Board of Directors also reviews the Company's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Company's objectives in the most effective manner. In addition, the Board anticipates reviewing on a quarterly basis the Company's asset/liability position, including simulations of the effect on the Company's capital of various interest rate scenarios.

     In managing its asset/liability mix, the Company, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, often places more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

     The primary objective of the Company's investment strategy is to provide liquidity necessary to meet funding needs as well as to address daily, cyclical and long-term changes in the asset/liability mix, while contributing to profitability by providing a stable flow of dependable earnings. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock and U.S. Government securities.

     Generally, the investment policy of the Company is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Company's asset/liability management policies.

     The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are heavily influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. For additional information regarding market risk, see pages 21 to 22 of the Company's 2003 Annual Report to Shareholders.


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     Pages 27 through 55 of the Company's 2003 Annual Report to Shareholders are herein incorporated by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     Not Applicable.


ITEM 9A.  CONTROLS AND PROCEDURES


     Any control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that its objectives will be met. Furthermore, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

DISCLOSURE CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                                    PART III


ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT


     Information in response to this item is incorporated herein by reference from the sections "Election of Directors-General" and "Meetings and Committees of the Board of Directors" from the Company's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on April 22, 2004, (the "Proxy Statement"). For information concerning executive officers of the Company who are not also Directors, see "Executive Officers" in Part I of this Form 10-K.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who beneficially own more than 10% of the Company's Common Stock (or any other equity securities, of which there is none), to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of the Company's Common Stock. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2003, all
Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with in the year 2003.


ITEM 10A.  CODE OF ETHICS


     The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The

Company undertakes to provide to any person without charge, upon written request to the Company Secretary, a copy of such code of ethics.


ITEM 11.  EXECUTIVE COMPENSATION


     Information in response to this item is incorporated herein by reference from the sections "Executive Compensation", "Compensation of Directors," "Employment Agreements", "Compensation Committee Report on Executive Compensation" and "Stock Performance Presentation" from the Company's Proxy Statement.


ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS



     Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the sections "Voting Securities and Principal Holders Thereof" and "Election of Directors -- General" from the Company's Proxy Statement.


     The following table provides information as of December 31, 2003 related to our equity compensation plans in effect at that time.


EQUITY COMPENSATION PLAN INFORMATION
------------------------------------
                                           NUMBER OF           WEIGHTED-
                                       SECURITIES TO BE         AVERAGE             NUMBER OF
                                          ISSUED UPON      EXERCISE PRICE OF       SECURITIES
                                          EXERCISE OF         OUTSTANDING      REMAINING AVAILABLE
                                          OUTSTANDING          OPTIONS,        FOR FUTURE ISSUANCE
                                       OPTIONS, WARRANTS       WARRANTS           UNDER EQUITY
PLAN CATEGORY                             AND RIGHTS          AND RIGHTS       COMPENSATION PLANS
-------------                          -----------------   -----------------   -------------------
                                              (a)                 (b)                  (c)
Equity Compensation Plans Approved by
  Security Holders...................       160,814             $19.02               163,226
Equity Compensation Plans Not
  Approved by Security Holders.......           -0-             $  -0-                   -0-
                                            -------             ------               -------
Total................................       160,814             $19.02               163,226
                                            =======             ======               =======



ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Information concerning certain relationships and related transactions is incorporated herein by reference from the section "Certain Transactions" from the Company's Proxy Statement.


ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES



Audit Fees..................................................  $71,583.30
Audit-Related Fees..........................................         -0-
Tax Fees....................................................   20,520.00
All Other Fees*.............................................   11,905.28


---------------

* All Other Fees primarily includes review of Bank Secrecy Act procedures and professional fees associated with the Bank's customer information file and related profitability reporting.

     All of the above services were approved by the Audit Committee. The Company currently has no formal Audit Committee pre-approval procedures in place that permit management to engage the auditors with respect to pre-approved services. It is the Company's policy that the Audit Committee approves in advance all services to be provided by the auditors.

                                    PART IV


ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K



     (a)(1) Financial Statements:


     The following information appearing in the Company's Annual Report to Shareholders for the year ended December 31, 2003, is incorporated herein by reference in this Annual Report on Form 10-K as Exhibit 13.

                                                              PAGES IN
                                                               ANNUAL
ANNUAL REPORT SECTION                                          REPORT
---------------------                                         --------
Report of Independent Auditors..............................      26
Consolidated Balance Sheets.................................      27
Consolidated Statements of Income...........................      28
Consolidated Statements of Comprehensive Income.............      29
Consolidated Statements of Shareholders' Equity.............      30
Consolidated Statements of Cash Flows.......................   31-32
Notes to Consolidated Financial Statements..................   33-55


     (a)(2) Financial Statement Schedules:


     Financial statement schedules are omitted as they are not applicable or the required information is contained in the financial statements or notes therein found in the Company's 2003 Annual Report to Shareholders.


     (a)(3) Exhibits:



                                                                             REFERENCE TO PRIOR
REGULATION                                                                   FILING OR EXHIBIT
S-K EXHIBIT                                                                   NUMBER ATTACHED
  NUMBER                                DOCUMENT                                   HERETO
-----------                             --------                             ------------------
 3(i)         Certificate of Incorporation................................             *
3(ii)         Amended and Restated Bylaws.................................          ****
    4         Instruments defining the rights of security holders,
              including indentures........................................             *
   10         Material contracts:
              (a) 1995 Stock Option and Incentive Plan....................            **
              (b) Management Recognition Plan.............................            **
              (c) Employment Agreement with John W. Raisbeck..............          ****
              (d) Employment Agreement with Robert P. Brezing.............          ****
              (e) Employment Agreement with Richard K. Smith..............         10-(e)
              (f) Employment Agreement with John Clemmer..................         10-(f)
              (g) Employment Agreement with William E. Whitmoyer..........         *****
              (h) 1998 Omnibus Incentive Plan.............................           ***
              (i) Cornerstone Bank Deferred Compensation Plan, as
              amended.....................................................          ****
   13         Annual report to security holders...........................            13
   21         Subsidiaries of the registrant..............................            21
   23         Consent of Crowe Chizek and Company LLC.....................            23
   31.1       Certification by the CEO pursuant to Section 302 of the
              Sarbanes-Oxley Act of 2002..................................          31.1
   31.2       Certification by the CFO pursuant to Section 302 of the
              Sarbanes-Oxley Act of 2002..................................          31.2
  32+         Certifications of the CEO and CFO pursuant to Section 906 of
              the Sarbanes-Oxley Act of 2002..............................            32

---------------


    + Furnished herewith.


     * Incorporated by reference to the Company's Registration Statement No. 33-76734.

   ** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

  *** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

 **** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

***** Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001

     (b) Reports on Form 8-K:

     The Company filed a current report on Form 8-K on October 17, 2003 regarding its quarterly earnings for the third quarter of 2003.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          WESTERN OHIO FINANCIAL CORPORATION



                                          By:     /s/ JOHN W. RAISBECK

                                            ------------------------------------

                                                      John W. Raisbeck


                                               President and Chief Executive
                                                           Officer

                                              (Duly Authorized Representative)


Date: March 26, 2004


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in their capacities and on the dates indicated.



 By:         /s/ JOHN W. RAISBECK        By:        /s/ DAVID L. DILLAHUNT
        ------------------------------          ------------------------------
               John W. Raisbeck                       David L. Dillahunt
        President and Chief Executive               Chairman of the Board
                   Officer
        (Principal Executive Officer)


Date: March 26, 2004                    Date: March 26, 2004


 By:         /s/ HOWARD V. DODDS         By:          /s/ JOHN E. FIELD
        ------------------------------          ------------------------------
               Howard V. Dodds                          John E. Field
                   Director                                Director


Date: March 26, 2004                    Date: March 26, 2004


 By:          /s/ ARTISTIDES G.          By:        /s/ WILLIAM N. SCARFF
                GIANAKOPOULOS                   ------------------------------
        ------------------------------                William N. Scarff
          Aristides G. Gianakopoulos                       Director
                   Director


Date: March 26, 2004                    Date: March 26, 2004


 By:        /s/ JEFFREY L. LEVINE        By:         /s/ PETER J. HACKETT
        ------------------------------          ------------------------------
              Jeffrey L. Levine                        Peter J. Hackett
                   Director                                Director


Date: March 26, 2004                    Date: March 26, 2004


 By:         /s/ ROBERT A. KUEHL
        ------------------------------
               Robert A. Kuehl
            Senior Vice President,
                Treasurer and
           Chief Financial Officer
           (Principal Financial and
             Accounting Officer)


Date: March 26, 2004

                                                                    EXHIBIT 31.1


                                 CERTIFICATIONS

I, John W. Raisbeck, certify that:

     1. I have reviewed this annual report on Form 10-K of Western Ohio Financial Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c. Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


                                                 /s/ JOHN W. RAISBECK


                                          --------------------------------------

                                                     John W. Raisbeck
                                                 Chief Financial Officer


Date: March 26, 2004

                                                                    EXHIBIT 31.2


                                 CERTIFICATIONS

I, Robert A. Kuehl, certify that:

     1. I have reviewed this annual report on Form 10-K of Western Ohio Financial Corporation;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c. Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


                                                  /s/ ROBERT A. KUEHL


                                          --------------------------------------

                                                     Robert A. Kuehl
                                                 Chief Financial Officer


Date: March 26, 2004

                                                                      EXHIBIT 32



    CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report on Form 10-K of Western Ohio Financial Corporation (the "Company") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John W. Raisbeck, Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                                 /s/ JOHN W. RAISBECK

                                          --------------------------------------

                                                     John W. Raisbeck

                                                 Chief Executive Officer


Date: March 26, 2004


     In connection with the Annual Report on Form 10-K of Western Ohio Financial Corporation (the "Company") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Kuehl, Chief Financial Officer of the Company, certify, pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                  /s/ ROBERT A. KUEHL
                                          --------------------------------------

                                                     Robert A. Kuehl

                                                 Chief Financial Officer


Date: March 26, 2004


     This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

                                                                      EXHIBIT 13

TABLE OF CONTENTS

Letter to Shareholders                                                                              3

Market Price of Western Ohio Financial Corporation's
   Common Shares and Related Shareholder Matters                                                    5

Selected Consolidated Financial Information                                                         6

Management's Discussion and Analysis of Financial
   Condition and Results of Operations

General                                                                                             8
Forward-Looking Statements                                                                          9
Analysis of Financial Condition                                                                    12
Comparison of Years Ended December 31, 2003 and December 31, 2002                                  13
Comparison of Years Ended December 31, 2002 and December 31, 2001                                  16
Average Balances, Interest Rates and Yields                                                        19
Rate/Volume Analysis                                                                               20
Asset/Liability Management and Market Risk                                                         21
Liquidity and Capital Resources                                                                    23
Impact of Inflation and Changing Prices                                                            25

Report of Independent Auditors                                                                     26

Consolidated Financial Statements                                                                  27
  Notes to Consolidated Financial Statements                                                       33

Western Ohio Financial Corporation and Subsidiary Shareholder Information                          56

Board of Directors and Officers                                                                    56

Market Makers                                                                                      58

Dear Fellow Shareholders:

2003 was another strong year for Western Ohio Financial Corporation and its sole subsidiary, Cornerstone Bank. Earnings, return on assets and return on equity improved for the sixth consecutive year in spite of industry-wide compression of net interest margin and a recession.

Let's look at the 2003 highlights, details of which are covered more comprehensively in the Management Discussion and Analysis.

         - Net income improved 6.6% over 2002 from $2,347,000 to $2,501,000, while fully diluted earnings per share increased from $1.35 to $1.42.

         - Non-interest income improved nearly 21% reflecting increased gains on sale of mortgage loans, deposit service charges and loan fees. Once a major weakness, your company ranks near the top of its peer group for this earnings component.

         - Total assets grew 15% from $346,800,000 to $399,540,000 reflecting an increase in loan balances of 30% from $257,000,000 to $334,600,000 for 2003.

         - Total deposits increased by 13.4% from $219,200,000 to $248,700,000 for the year. Core deposits grew 10%.

         - Non-interest expense increased only a modest 1.0%.

         - Earning asset quality has been excellent as reflected in significantly lower average impaired loans and non-performing loan levels and net charge offs.

         - The branch network experienced increased loan and deposit volumes as well as significant growth in related fees resulting largely from increased calls, cross-selling and bank at work services.

         - Our capital position remains in all respects well above required minimums.

The primary reason for our success has been the commitment and ability to develop relationships and build on those relationships. Across the bank where our staff meets the customer, we remain focused on relationships with our customers, providing value at a competitive price, providing enhanced convenience and broader product offerings as well as efficiency in answering questions, solving problems, providing faster credit turnaround times, and above all courtesy and respect for our valued customers at all times.

Not only do we strive to develop relationships with our customers, we also strive to develop lasting relationships with the local communities we serve and the charitable organizations that serve them. We have accomplished this in many different ways throughout the year. Our caring employees actively participated in community charity events with such organizations as the American Cancer Society, MR/DD, American Red Cross, Junior Achievement, United Way, Habitat for Humanity and others. Our employees are very proud of the home they helped build and sponsor with Habitat for Humanity. We are also grateful for the recognition each year from the United Way and American Cancer Society for outstanding campaigns. Our employees look forward to our regular blood drives. These are just a small sampling of what makes us proud and our communities a better place to live and work. Our Cornerstone Bank employees are committed to helping the communities we serve and our fellow employees any time there is a need or a good cause. We take our community involvement seriously.

Our corporate challenges remain the same: finding new sources for profitable growth, increased competition, coping with regulatory change, growing our core deposits, competing on value not just price and service quality in an ever-changing environment; and most of all, retaining and acquiring top quality people in all phases of our business. On the national scene, from most reports an economic recovery appears to be in progress. This should ultimately bode well for the markets we serve and your company, although we expect some sluggishness for the next few months especially in the jobs sector. We also anticipate some modest continuation of margin compression in the finance sector, although we believe interest rates could remain fairly steady with some upward pressure perhaps just before and especially after the election this Fall. There remains uncertainty regarding war and potential terrorist acts.

We remain committed to improving the performance of the company and thus shareholder value. We have been successful over the past six years, but there is still much more to accomplish.

We can't thank enough our shareholders, our dedicated and caring staff and Board of Directors and our valued customers for their continuing support.

John W. Raisbeck
President and Chief Executive Officer

David L. Dillahunt
Chairman of the Board

MARKET PRICE OF WESTERN OHIO FINANCIAL CORPORATION'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,779,823 common shares of WOFC outstanding, including unearned employee benefit plan shares, on December 31, 2003, held of record by approximately 574 registered shareholders and 1,050 beneficial holders behind brokers, banks, and depositories. Price information with respect to WOFC's common shares is quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System. The Wall Street Journal publishes daily trading information for our stock under the abbreviation "WstnOH Fnl" in the National Market Listing.

                                      Fiscal Year 2003                     Fiscal Year 2002
                                -----------------------------        -----------------------------
                                 Low        High     Dividend         Low        High     Dividend
                                -----------------------------        -----------------------------
First quarter                   $20.05     $23.50      $.25          $18.55     $20.35      $.25
Second quarter                   20.78      26.13       .25           19.10      21.02       .25
Third quarter                    24.05      28.51       .25           18.77      21.00       .25
Fourth quarter                   28.27      33.28       .25           19.87      21.50       .25

The Corporation has repurchased shares and intends to continue to repurchase shares in order to enhance shareholder value when the Board of Directors considers it to be in the best interest of the Corporation's shareholders. During 2003 the Corporation repurchased 31,500 shares and 22,200 in 2002. The Corporation's ability to repurchase shares will continue to be limited by its earnings and profits, and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

There were no sales of unregistered securities during 2003.

          See accompanying notes to consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                             December 31,
                                              --------------------------------------------------------------------------
                                                 2003            2002           2001             2000           1999
                                              ------------    -----------   -------------    --------------  -----------
                                                                            (In Thousands)
Selected Financial Condition Data:

Total assets                                  $   399,540     $  346,795      $  341,711      $  352,562       $ 329,685
Loans, net                                        334,469        256,883         269,300         283,604         254,871
Cash and cash equivalents                           6,853         19,312          16,915           4,805           9,614
Mortgage-backed securities                         21,808         36,866          36,006          39,219          41,591
Securities                                         10,927          9,135           3,642           9,434           8,775
Deposits                                          248,681        219,169         220,287         208,332         202,331
Borrowed funds                                    103,473         81,243          76,655         100,225          82,183
Total stockholders' equity                         44,357         43,205          41,945          41,810          42,989

                                                                             December 31,
                                              --------------------------------------------------------------------------
                                                 2003            2002           2001            2000            1999
                                              -----------     ----------    ------------     -----------      ----------
                                                                            (In Thousands)
Selected Operations Data:

Total interest income                         $    18,559     $   21,381      $   24,718      $   25,624       $  23,415
Total interest expense                              9,149         11,462          15,199          15,730          13,632
                                              -----------     ----------      ----------      ----------       ---------
Net interest income                                 9,410          9,919           9,519           9,894           9,783
Provision for loan losses                             286            343             358             349             246
                                              -----------     ----------      ----------      ----------       ---------
Net interest income after pro-
     vision for loan losses                         9,124          9,576           9,161           9,545           9,537

Non-interest income:
     Service charges                                2,537          2,278           1,603           1,182           1,085
     Gain on sales of loans
           and securities                             629            730             314              75             111

     Other non-interest income                        477             85              22              37              65
                                              -----------     ----------      ----------      ----------       ---------
Total non-interest income                           3,643          3,093           1,939           1,294           1,261
Total non-interest expense                          9,229          9,136           8,216           7,899           8,127
                                              -----------     ----------      ----------      ----------       ---------

Income before income taxes                          3,538          3,533           2,884           2,940           2,671

Income tax expense                                  1,037          1,186           1,009           1,089             988
                                              -----------     ----------      ----------      ----------       ---------
Net income                                    $     2,501     $    2,347      $    1,875      $    1,851       $   1,683
                                              ===========     ==========      ==========      ==========       =========

          See accompanying notes to consolidated financial statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                               December 31,
                                                     --------------------------------------------------------------
                                                          2003         2002        2001         2000         1999
                                                          ----         ----        ----         ----         ----
Selected Financial Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income to
     average total assets)                                  0.70%       0.68%       0.54%        0.54%         0.52%
   Interest rate spread information:
     Average during year                                    2.54        2.55        2.30         2.44          2.57
     End of year                                            2.45        2.54        2.20         2.65          2.37
   Net interest margin                                      2.77        2.95        2.83         2.99          3.13
   Ratio of operating expense to
     average total assets                                   2.57        2.64        2.37         2.32          2.51
   Return on equity (ratio of net
     income to average equity)                              5.72        5.47        4.43         4.50          3.75

Quality Ratios:
   Non-performing assets to total assets at end
     of year                                                0.36        0.51        0.82         1.02          0.83
   Allowance for loan losses to non-performing
     loans                                                126.92      101.52       60.15        46.24        100.94
   Allowance for loan losses to total loans                 0.54        0.70        0.63         0.58          1.09
   Allowance for loan losses to classified assets          41.76       28.78       51.04        42.30         75.14

Capital Ratios:
   Total equity to total assets at end of
     year                                                  11.10       12.46       12.27        11.86         13.04
   Average equity to average assets                        12.21       12.40       12.21        12.09         13.87
   Ratio of average interest-earning assets to
     average interest-bearing liabilities                   1.09 x      1.12 x      1.12 x       1.12 x        1.13 x

Per Share Data:
   Earnings per share-Basic                          $      1.44        1.36        1.08         1.01          0.86
   Earnings per share-Diluted                               1.42        1.35        1.08         1.01          0.85
   Dividend payout ratio                                    0.69 x      0.74  x     0.93 x       0.99 x        1.18 x
   Book value per share                              $     24.92       24.62       23.89        23.15         21.82
   Cash dividends paid                               $      1.00        1.00        1.00         1.00          1.00

Number of full service offices                                 7           7           7            6             6

          See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Western Ohio Financial Corporation ("the Corporation" or "WOFC"), owns Cornerstone Bank ("Cornerstone"), a federal savings bank as its principal subsidiary. The business of Cornerstone, which has traditionally consisted of attracting deposits from the general public and making loans secured by residential and nonresidential real estate. Cornerstone's profitability, and consequently the Corporation's profitability, is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolio and interest paid on deposits and other borrowed funds and the levels of non-interest income and non-interest expense. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. Non-interest income consists primarily of service charges and other fees and gains on sales of securities and other assets. Non-interest expense includes salaries and employee benefits, occupancy of premises, federal deposit insurance premiums, franchise taxes, data processing expenses and other operating expenses. In October 1997, the Corporation formed another subsidiary, CornerstoneBanc Financial Services, Incorporated (formerly West Central Mortgage Services, Incorporated), ("CFSI"). The primary business of CFSI is to hold one-to-four family mortgage loans from outside the Corporation's primary market area.

The operating results of the Corporation are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans, commercial loans and other types of loans, which is, in turn, affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

The Corporation's primary market area consists of Clark, Greene and portions of Montgomery counties. Located in west-central Ohio, Clark and Greene counties' economic environment consists of a traditional industrial base supplemented by the service and support industries, and its close proximity to a major U.S. military installation, Wright Patterson Air Force Base. Since September 11, 2001, the Air Force Base has increased some of its military operations and this could increase the economic environment in Clark and Greene Counties. Navistar Truck Manufacturer is the largest industrial employer in Clark County. While Navistar's Clark County operations have provided stable employment for the area over the last several decades, in recent years Navistar has shifted its operations to smaller truck production, which has led to layoffs that could possibly affect the economic viability of the Corporation's market area. The Community Hospital, Clark State Community College, Mercy Medical Center and Wittenberg University are also major employers in the area. Unemployment for all three counties has improved during the past year with Clark and Montgomery County unemployment rates moving fairly consistent with the national average while Greene County has remained below the national rate of unemployment.

The Corporation offers a range of customer services and products, including deposit accounts and loans. These loans are primarily one-to-four family mortgage loans, multi-family and commercial real estate loans, commercial

          See accompanying notes to consolidated financial statements.

loans and home equity lines of credit. Smaller portions of the Corporation's loans receivable consist of construction and consumer loans.

Management and the Board of Directors of the Corporation have sought to enhance shareholder value by using excess capital to repurchase outstanding shares when business and market conditions warrant. As a practical matter, however, the Corporation's ability to repurchase shares will continue to be limited by its earnings, level of stock price and pre-1988 bad debt tax reserves included in Cornerstone's retained earnings.

FORWARD-LOOKING STATEMENTS

When used throughout this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Corporation's financial performance and could cause actual results for future periods to differ materially from any statements expressed with respect to future periods.

The reader should not place undue reliance on any forward-looking statements. The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events or for any other reason.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Western Ohio's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the banking industries. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment, write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

          See accompanying notes to consolidated financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and the estimates underlying those amounts, management has identified the determination of the allowance for loan losses, the valuation of retained interests, including mortgage and other servicing assets, to be the accounting areas that require the most subjective or complex judgments, and as such would most likely be subject to subsequent revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses incurred in the loan portfolio at a particular balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions and collateral values, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses.

The allowance for loan losses consists of allocated and unallocated components. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based upon regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The unallocated portion of the allowance for loan losses reflects management's estimate of likely inherent but undetected losses within the loan portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about the financial condition of the borrower, the difficulty in identifying future events that correlate to subsequent loss rates, and risk factors that have not yet materialized that would impact loss allocation factors. The unallocated allowance also includes a component that accounts for the inherent imprecision in loan loss analysis. The analysis for both the allocated and unallocated components is updated quarterly.

Many factors requiring both quantitative as well as qualitative judgment, affect the allowance for loan losses. Although management believes its process for determining the allowance adequately considers all of the potentially critical factors that could ultimately result in credit losses, the process includes subjective elements and therefore may be susceptible to significant change. To the extent the actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect the earnings and financial position in the future.

          See accompanying notes to consolidated financial statements.

Retained interests, including Mortgage Servicing Rights (MSRs), are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan prepayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. MSRs do not trade in an open market with active trading with readily available market prices. Although sales of MSRs do occur, the exact terms and conditions may not be readily available to assist in a valuation exercise. Because the values of these assets are sensitive to changes in assumptions, the valuation of retained interests, which in part is provided by an independent third party, is considered a critical accounting estimate.

The expected and actual prepayment rates for mortgage loans are the most significant factors impacting the value of MSRs, which have a high correlation to the movement of market interest rates. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan has declined. Management compares its fair value estimates and assumptions to observable market data when available, monitors the movement in market interest rates due to their impact on the prepayment of loans, and updates the valuation of MSRs quarterly.

OVERVIEW

The main source of revenue for the Corporation is net interest income from lending activity and deposit gathering. In addition the Company collects fees from customers for services related to these two major activities. The level of lending activity is influenced by the economic factors such as market interest rates, business spending and consumer confidence coupled with the competitive conditions within the financial services industry, which includes both Community Banks as well as larger Regional Banks.

The low level of interest rates during the past year provided the Company the opportunity to originate very high levels of residential mortgage loans, however this low level of rates also afforded customers the opportunity to refinance their existing mortgages at lower rates, which resulted in a higher level of loan payoffs. This in turn affected the Company's ability to grow the balance sheet during 2003. The result has been continued margin compression for both the Bank as well as the industry. The Bank experienced a modest decline in net interest income during 2003 and the result was a lower net interest margin due to lower spread, primarily driven by reduced yields on originated loans. In order to provide a slightly higher level of earning assets during the year, the Company purchased mortgage loan pools in order to replace the higher level of residential mortgages that were paid off due to refinancing.

The Company will continue to increase its focus on fee-based services in order to reduce the reliance on net interest income due to its interest rate sensitivity. In addition, the Bank will continue to focus on the growth of Business Banking and increased business relationships. The business loans provide a higher net interest spread than residential mortgages and also provide an additional source of fees and cost-effective deposits.

Finally, the credit quality of the loan portfolio showed continued improvement during the past year due in part to an improving economy which contributed to improved financial results for business customers.

          See accompanying notes to consolidated financial statements.

Competitive conditions within the financial services industry will continue in 2004 and net interest margin compression will continue to challenge the Company. The economy, which has improved recently but still provides many mixed results, especially on the jobs front, may provide improved loan and business opportunities during 2004.

ANALYSIS OF FINANCIAL CONDITION

Total assets of the Corporation increased $52.7 million, or 15.2% from $346.8 million at December 31, 2002 to $399.5 million at December 31, 2003. This increase in assets was attributable to growth in loans receivable, partially offset by declines in cash and cash equivalents and securities. Cash and cash equivalents decreased $12.5 million from $19.3 million at December 31, 2002 to $6.9 million at December 31, 2003. Securities decreased $13.3 million from $46.0 million at December 31, 2002, to $32.7 million at December 31, 2003. The primary reason for the increase in loans receivable was the purchase of mortgage loan pools, primarily fifteen year and adjustable rate mortgages.

Net loans receivable increased from $256.9 million at December 31, 2002, to $334.5 million at December 31, 2003, an increase of $77.6 million, or 30.2%. The increase was primarily the result of purchasing $76.5 million of new residential mortgage loan originations within the United States, primarily fifteen year fixed and adjustable rate loans of three to five years. Traditional one-to-four family residential mortgage loans increased $51.0 million from $124.1 million at December 31, 2002 to $175.1 at December 31, 2003. This increase was the result of the purchased residential mortgage loans previously mentioned coupled with a net reduction in Bank originated loans due to the continued heavy mortgage refinancing activity in 2003. Additionally, commercial real estate mortgage loans increased $26.5 million from $87.0 million at December 31, 2002 to $113.5 million at December 31, 2003. The Bank's strategic direction continues to be diversification of its loan portfolio into more commercial and other real estate mortgage type loans in order to increase loan interest income and non-interest-bearing commercial deposits as well as reducing the duration of its typical one-to-four family mortgage portfolio.

Securities available for sale decreased $13.3 million, or 28.8%, from $46.0 million at December 31, 2002 to $32.7 million at December 31, 2003. The decrease was due to sale of securities of $9.5 million and maturities and principal repayments of $22.7 million. Principal repayments on existing mortgage-backed securities available for sale accelerated in 2003, which was primarily attributable to higher levels of residential mortgage refinancing during this current low interest rate environment. The decline in securities available for sale was partially offset by securities purchases amounting to $20.1 million during 2003.

Liabilities increased from $303.6 million at December 31, 2002, to $355.2 million at December 31, 2003, an increase of $51.6 million, or 17.0%. The primary reason for the increase in total liabilities was an increase in brokered deposits and Federal Home Loan Bank ("FHLB") advances, which provided the funding for the loan growth mentioned above. FHLB advances increased $22.2 million, or 27.4%, to $103.5 million at December 31, 2003 from $81.2 million at December 31, 2002. The FHLB advances are secured by a blanket pledge of mortgages to the FHLB and are not tied to specific securities or mortgages. Under the blanket pledge, the Corporation had approximately $36.5 million in additional borrowing capacity with the FHLB at December 31, 2003.

Deposits, which are comprised of customer accounts and brokered certificates of deposit, increased $29.5 million, or 13.5%, from $219.2 million as of December 31, 2002 to $248.7 million as of December 31, 2003. The increase occurred entirely in brokered deposit accounts, from a zero balance at

          See accompanying notes to consolidated financial statements.

December 31, 2002 to $30.7 million at December 31, 2003. Deposits in the money market accounts increased $0.4 million from $66.5 million at December 31, 2002 to $66.9 million at December 31, 2003. Deposits in non-interest-bearing checking accounts increased $2.4 million, or 22.0%, to $13.1 million at December 31, 2003 from $10.8 million at December 31, 2002. These increases in customer deposits were offset by reductions in interest-bearing checking accounts and customer certificates of deposit. Management's strategy has been to encourage multiple deposit relationships and achieve parity in pricing between certificates of deposit and wholesale funding from the FHLB.

Total shareholders' equity increased $1.2 million, or 2.7%, from $43.2 million at December 31, 2002 to $44.4 million at December 31, 2003. This increase was due primarily to net income of $2.5 million during the current year, an increase of $238,000 in the employee stock ownership plan and a net reduction of $609,000 in the cost of the Company's treasury shares in 2003. The increase was partially offset by dividend payments to shareholders of $1.7 million and a reduction of $488,000 in accumulated other comprehensive income.

COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

The Corporation's results of operations depend primarily on the level of its net interest income, non-interest income (fees) as well as the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned and paid on them, respectively. In addition, the Corporation receives fees from loan originations, loan sales, late payments, loan servicing and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 2003, was $2.5 million, an increase of $154,000 or 6.6% compared to the year ended December 31, 2002. The increase was primarily the result of growth in non-interest income in 2003 of $550,000 above the prior year's level, partially offset by a decline in net interest income of $509,000 from the level in 2002 and a modest increase in total non-interest expense. The returns on average assets and average shareholders' equity in 2003 were 0.70% and 5.72%, respectively, compared to 0.68% and 5.47% in 2002. Earnings per share on a fully diluted basis increased $.07 per share, or 5.2% from $1.35 per share for 2002 to $1.42 per share for 2003.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income decreased $509,000 from $9.9 million to $9.4 million, or 5.1%, primarily due to a decline in the yields on interest-earning assets, both investment securities and loans, partially offset by lower rates paid on interest-bearing liabilities coupled with a modest shift of deposits from higher rate certificates of deposit to lower rate checking and money market accounts. The Corporation's net interest margin of 2.77% in 2003 declined 18 basis points from 2.95% in 2002 mainly resulting from a reduction in the net interest rate spread by 1.0 basis points from 2.55% in 2002 to 2.54% in 2003. The benefit of the decline in the rate paid on interest-bearing liabilities of 90 basis points from 3.81% in 2002 to 2.92% in 2003 was more than offset by the reduction in the yield on interest-earning assets of 98 basis points from 6.36% in 2002 to 5.46% in 2003. (See the table under Average Balances, Interest Rates and Yields). Management expects the current level of deposit costs to increase in the second half of 2004 and subsequent years since the general level of interest rates is expected to rise.

          See accompanying notes to consolidated financial statements.

The provision for loan losses for the year ended December 31, 2003, was $286,000, a decrease of $57,000, compared to $343,000 for the year ended December 31, 2002. Non-interest income increased $550,000 to $3.6 million for the full year 2003 above the prior years results, primarily due to an increase in deposit service charges and other non-interest income. Non-interest expense increased $93,000 from $9.1 million at December 31, 2002, to $9.2 million at December 31, 2003, primarily the result of increased professional services and other non-interest expense. Income taxes decreased $149,000 from $1.2 million at December 31, 2002, to $1.1 million at December 31, 2003, as a result of an increase in nontaxable earning assets from the Bank owned life insurance policy.

INTEREST INCOME. Total interest income of $18.6 million for the year ended December 31, 2003 decreased $2.8 million, or 13.2%, from $21.4 million for the year ended December 31, 2002. This decrease is due primarily to lower yields on loans and securities, which was partially offset by an increase in the amount of interest-earning assets, namely loans receivable. The yield on interest-earning assets of 5.46% in 2003 declined 90 basis points from 6.36% in 2002, primarily due to a decline in loan yields. The reduction in yields on total loans of 99 basis points in 2003 to 5.82% from 6.81% in 2002 was the largest contributor to the declining interest income. There was an increase in average gross loan balances in 2003 of $24.8 million, or 9.2%, primarily in commercial mortgage loans and 1-4 family residential mortgages, partially offset the reduction of interest income for loans. Interest income from securities and other investments declined by $1.5 million in 2003 from the prior year principally due to a decline in average interest-earning assets of $18.6 million, or 31.0%, in 2003 versus 2002 and a reduction in the average yield of 176 basis points from 4.89% in 2002 to 3.13% in 2003. (See the table under Average Balances, Interest Rates and Yields)

INTEREST EXPENSE. Total interest expense of $9.1 million for the year ended December 31, 2003, decreased by $2.3 million, or 20.2%, compared to $11.5 million for the year ended December 31, 2002. The decrease was primarily rate driven as lower rates were paid on all deposit accounts and the deposit mix shifted modestly from generally higher cost certificates of deposit to lower rate checking and money market accounts. The total cost of funds declined by 89 basis points year over year as rates paid on interest-bearing liabilities of 3.81% in 2002 declined to 2.92% in 2003. Overall, interest expense on deposits, which included brokered certificates of deposit, decreased $2.1 million or 28.8% for the year ended December 31, 2003 from $7.3 million in December 31, 2002 to $5.2 million at December 31, 2003. Interest expense on FHLB borrowings decreased $272,000, or 6.5%, from $4.2 million in 2002 to $3.9 million in 2003 due primarily to a decline of 58 basis points from 5.03% in 2002 to 4.45% in 2003. An increase in average FHLB advances of $4.9 million in 2003 above the prior year modestly offset the decline in interest expense. (See the table under Average Balances, Interest Rates and Yields)

PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $286,000 and $343,000 for the years ended December 31, 2003 and December 31, 2002, respectively. The Corporation maintains an allowance for loan losses in an amount, which in management's judgment, is adequate to absorb probable losses incurred in the loan portfolio. While management utilizes its best judgment and information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such

          See accompanying notes to consolidated financial statements.

factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Management believes that the total allowance of $1.8 million on total loan portfolio of $337.4 million at December 31, 2003 is adequate.

The ratio of nonperforming loans to total loans and the allowance for loan losses to total loans at December 31, 2003 amounted to 0.42% and .53%, respectively versus 0.69% and 0.70% at December 31, 2002. Net charge-offs of $353,000 in 2003 increased $59,000 from the prior year's results. The allowance for loan losses of $1.8 million at December 31, 2003 remained the same as the prior year-end balance.

Nonperforming loans, of $1.4 million at December 31, 2003, decreased by $360,000, or 20.2%, from $1.8 million at December 31, 2002. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2003 approximately $1.3 million, or 89% of the nonperforming loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience.

The Corporation will continue to review its allowance for loan losses and make further provisions as required dependent upon the economic and asset quality conditions. Although the Corporation maintains its allowance for loan losses at a level that it considers to be adequate to provide for probable incurred losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Corporation's determination as to the amount of the allowance for loan losses is subject to review by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), which can order the establishment of additional allowances. At December 31, 2003, the Corporation was aware of no regulatory directives or suggestions that the Corporation make additional provisions for losses on loans.

NON-INTEREST INCOME. Non-interest income increased $550,000 from $3.1 million in 2002 to $3.6 million in 2003 due to increases in service charges and other non-interest income modestly offset by a decline in gains on the sale of loans. Service charges on loans and deposits, including nonsufficient funds charges, increased approximately $259,000 during 2003 above the prior year's results. The Corporation believes these deposit service charges continue to be sustainable due to its overdraft honor program, which provides most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management. Gains on loan sales of $433,000 in 2003 occurred on the sale of $18.9 million of new mortgage loan originations. This compares to gains on loan sales in 2002 of $504,000 on new mortgage loan originations of $29.5 million. Other non-interest income of $477,000 in the year ended December 31, 2003 increased by $392,000 from $85,000 in the year ended December 31, 2002 due to the benefit of the full year of added interest income from the Bank owned life insurance policy, accounted for as fee income, which was purchased by the Bank in late 2002. In addition, net gains on securities amounted to $196,000 for fiscal year 2003 versus securities gains of $226,000 for fiscal year 2002.

NON-INTEREST EXPENSE. Total non-interest expense increased modestly, by $93,000, or only 1.0% in 2003, from $9.1 million in 2002 to $9.2 million in 2003. The increase is primarily due to increases in professional services, state franchise taxes and other non-interest expense. Professional services increased $122,000 from $614,000 in 2002 to $736,000 in 2003, due primarily to the consulting expense related to the overdraft honor program. As noted above, the service charges collected on deposits have more than offset this expenditure. The contract is scheduled to expire at the end of 2004. State franchise taxes increased primarily due to a higher level of earnings for the Bank in 2003. Other non-interest expense of $1.3 million for the period ended December 31, 2003 increased by $47,000, or 3.60%, from $1.3 million for the previous year. This increase was primarily comprised of loan fees for servicing purchased mortgage loans and added expenses related to the Bank

          See accompanying notes to consolidated financial statements.

owned life insurance. Other major categories of non-interest expense consist of salaries and wages, data processing, advertising, franchise taxes, telephone, and printing and supplies.

INCOME TAX EXPENSE. Income tax expense was $1.1 million for the year ended December 31, 2003, a decrease of $149,000, or 12.6%, from the same period the prior year. The reduction in income taxes occurred primarily due to the addition of $8.4 million of Bank owned life insurance in the fourth quarter of 2002. The income received on the BOLI, which is nontaxable, resulted in increased revenue without a corresponding tax liability. The Corporation's effective tax rate for 2003 and 2002 was 29.4% and 33.6%, respectively. The addition of the Bank owned life insurance in 2002 was the primary factor in the reduction in the effective tax rate for the Company.

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

The Corporation's results of operations depend primarily on the level of its net interest income and non-interest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them. In addition, the Corporation receives fees from loan originations, loan sales, late payments, loan servicing and payments for service related to transaction and other deposit accounts, and from dividends on its FHLB stock.

GENERAL. Net income for the year ended December 31, 2002, was $2.3 million, an increase of $472,000, or 25.2%, compared to the year ended December 31, 2001. The increase was primarily the result of an increase in non-interest income in 2002 of $1.2 million, offset in part by an increase in total non-interest expense. In addition, net interest income grew by $400,000. The returns on average assets and average shareholders' equity in 2002 were 0.68% and 5.47%, respectively, compared to 0.54% and 4.43% in 2001. Basic earnings per share increased $.28 per share from $1.08 per share for 2001 to $1.36 per share for 2002.

Net interest income is the largest component of the Corporation's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income increased $400,000 from $9.5 million to $9.9 million, or 4.2%, primarily due to lower interest rates on interest-bearing liabilities as the shift of deposits went from certificates of deposit to checking and money market accounts, partially offset by lower rates on loans and securities. The continued general decrease in rates paid on liabilities during the year 2002 positively impacted the Corporation's net interest margin, which increased 12 basis points from 2.83% in 2001 to 2.95% in 2002. The average cost of funds decreased to 3.81% in 2002 from 5.04% in 2001.

The provision for loan losses for the year ended December 31, 2002, was $343,000, a decrease of $15,000 compared to $358,000 for the year ended December 31, 2001. Non-interest income increased $1.2 million to $3.1 million primarily due to an increase in deposit fees, service charges, security sales, and gains on loan sales. Non-interest expense increased $920,000, from $8.2 million at December 31, 2001, to $9.1 million at December 31, 2002, primarily the result of increases in salaries, benefits and professional services. Income taxes increased $177,000 from $1.0 million at December 31, 2001, to $1.2 million at December 31, 2002, as a result of higher tax expense associated with the additional net income.

INTEREST INCOME. Total interest income decreased $3.3 million, or 13.5%, for the year ended December 31, 2002, compared to the prior year. This decrease is due primarily to lower yields on loans and securities and, to a lesser extent, a decrease in volume. Total gross loans decreased 4.6% with the decrease primarily in one-to-four family real estate loans. With the overall decrease in interest rates during the year, new loans were added with lower yields during 2002 compared to new loans added during 2001. Interest from securities

          See accompanying notes to consolidated financial statements.

and other sources fell by $250,000 primarily due to lower yields on securities and overnight investments partially offset by an increase in the average balances of securities held for sale.

INTEREST EXPENSE. Total interest expense decreased $3.7 million or 24.6% for the year ended December 31, 2002, compared to the prior year 2001. The decrease was due primarily to lower rates paid on all deposit accounts and the shift from certificates of deposit to checking and money market accounts, and to a lesser extent, a decrease in volume. Overall, interest expense on deposits decreased $3.0 million, or 29.3%, for the year ended December 31, 2002 from $10.3 million in December 31, 2001 to $7.3 million in December 31, 2002. Interest on FHLB borrowings decreased $724,000, or 14.7%, from $4.9 million in 2001 to $4.2 million in 2002 due to a decrease in borrowing costs and a decrease in average outstanding borrowings from the FHLB.

PROVISION FOR LOAN LOSSES. The provision for loan losses totaled $343,000 and $358,000 for the year ended December 31, 2002 and December 31, 2001. The Corporation maintains an allowance for loan losses in an amount, which, in management's judgment, is adequate to absorb probable losses in the loan portfolio. Management believed that the total allowance for loan losses of $1.8 million at December 31, 2002, was adequate given the collateral supporting non-performing loans, local economic conditions, the level of impaired and non-performing loans, and the composition of the loan portfolio.

Net charge-offs were $232,000 and $328,000 for the years ended December 31, 2002 and December 31, 2001 respectively. Allowance for loan loss increased $111,000 from $1.7 million in 2001 to $1.8 million in 2002. During the same period, nonresidential and commercial balances increased $15.8 million. With respect to the higher concentrations in nonresidential and commercial loans, management believes that the total allowance of $1.8 million on total loans of $260 million at December 31, 2002 is adequate.

Non-performing loans decreased to $1.8 million at December 31, 2002 from $2.8 million at December 31, 2001. This decrease occurred primarily in commercial loans and one-to-four family mortgage loans. At December 31, 2002 approximately $1.5 million, or 86%, of the non-performing loans, were secured by one-to-four family mortgages where the Corporation is well secured and has had low loan loss experience.

NON-INTEREST INCOME. Non-interest income increased $1.2 million from $1.9 million in 2001 to $3.1 million in 2002. Service charges on loans and deposits increased approximately $675,000 during 2002. Service charges on deposits, including non-sufficient funds and ATM charges, increased $589,000. The Corporation believes these deposit service charges are sustainable due to its new overdraft honor program, which provides to most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management. Loan service and prepayment fees increased $85,000 due to increased volume from lower rates during the year. Additionally, gain on loan sales increased $167,000 to $504,000 in 2002 due to the sale of $29.5 million of new mortgage loan originations. This compares to gains on loan sales in 2001 of $337,000 on new mortgage loan originations of $13.7 million. In addition, gains on securities increased by $249,000 to $226,000 as of December 31, 2002 compared to a loss of $23,000 for December 31, 2001.

          See accompanying notes to consolidated financial statements.

NON-INTEREST EXPENSE. Total non-interest expense increased 11.2% in 2002, from $8.2 million in 2001 to $9.1 million in 2002. The increase is primarily due to increases in salaries and benefits of $673,000 and an increase in occupancy expense of $22,000. Professional services increased $106,000 from $508,000 in 2001 to $614,000 in 2002. This is due primarily to the fees payable to the consultants on the overdraft honor program. As noted above, the service charges on deposits have more than offset this expenditure. Other non-interest expense consists of items such as data processing, marketing, franchise taxes, telephone, printing and supplies and loan expenses. Additionally, included in the 2002 non-interest expense totals is approximately $396,000 of expenses related to the Corporation's Centerville, Ohio branch, which opened in September 2001.

INCOME TAX EXPENSE. Income tax expense was $1.2 million for the year ended December 31, 2002, an increase of $177,000 from the same period of the prior year. Income taxes increased primarily due to higher net income. The Corporation's effective tax rate for 2002 and 2001 was 33.6% and 35.0%, respectively.

          See accompanying notes to consolidated financial statements.

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates paid. No tax equivalent adjustments were made. All average balances are monthly average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The average balance of securities available for sale includes unrealized gains and losses.

                                                            Year Ended December 31,
                        ---------------------------------------------------------------------------------------------
                                     2003                             2002                            2001
                        ------------------------------  ------------------------------- -----------------------------
                          Average   Interest              Average    Interest             Average    Interest
                        Outstanding Earned/   Yield/    Outstanding   Earned/  Yield/   Outstanding   Earned/  Yield/
                          Balance    Paid      Rate       Balance      Paid     Rate      Balance      Paid     Rate
                         ---------  --------  ------    -----------   ------    -----   -----------  --------   -----
                                                                (Dollars in Thousands)
Interest-earning
assets:
    Loans, net          $ 293,856   $ 17,092  5.82%     $   269,060   18,316    6.81%   $  279,612   $ 21,403   7.65%
    Securities             34,279      1,074  3.13           52,754    2,578    4.89        42,836      2,600   6.07
    Interest-bearing
    deposits                2,919         29  0.99            5,619       84    1.49         5,856        161   2.75
    FHLB stock              9,107        364  4.00            8,720      403    4.62         8,236        554   6.73
                        ---------   --------  ----      -----------   ------    ----    ----------   --------
      Total
      interest-earning
      assets              340,161     18,559  5.46          336,153   21,381    6.36       336,540     24,718   7.34

    Non-earning
    assets                 18,285                            10,137                         10,332
                        ---------                       -----------                     ----------
      Total assets      $ 358,446                       $   346,290                     $  346,872
                        =========                       ===========                     ==========

Interest-bearing
liabilities:
    Time deposits       $ 119,122   $  4,234  3.55      $   121,156    5,670    4.68    $  133,226      7,966   5.98
    Demand and NOW
    deposits               29,064         99  0.34           24,382      123    0.50        19,148        156   0.81
    Savings
    deposits               76,356        881  1.15           71,728    1,462    2.04        60,117      2,146   3.57
    Borrowings             88,466      3,935  4.45           83,599    4,207    5.03        88,898      4,931   5.55
                        ---------   --------  ----      -----------   ------            ----------   --------
      Total
      interest-bearing
      liabilities         313,008      9,149  2.92          300,865   11,462    3.81       301,389     15,199   5.04

    Non-earning
    liabilities             1,677                             2,481                          3,146
                        ---------                       -----------                     ----------
      Total
      liabilities         314,685                           303,346                        304,535

    Equity                 43,761                            42,944                         42,337
                        ---------                       -----------                     ----------

      Total
      Liabilities/
      Equity            $ 358,446                       $   346,290                     $  346,872
                        =========                       ===========                     ==========

Net interest
income                              $  9,410                          $9,919                         $  9,519
                                    ========                          ======                         ========
Net interest rate
  spread                                      2.54%                             2.55%                           2.30%
                                              ====                              ====                            ====
Net earning assets      $  27,153                       $    35,288                     $   35,151
                        =========                       ===========                     ==========
Net yield on average
interest-
    earning assets                            2.77%                             2.95%                           2.83%
                                              ====                              ====                            ====
Average interest-
  earning assets
  to average interest
  -bearing liabilities                  1.09 X                          1.12 X                           1.12 X

          See accompanying notes to consolidated financial statements.

RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in average outstanding balances and changes due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by new rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                            Year Ended December 31,                    Year Ended December 31,
                                    ---------------------------------------     ------------------------------------
                                                 2003 vs. 2002                             2002 vs. 2001
                                    ---------------------------------------     ------------------------------------
                                              Increase                                 Increase
                                             (Decrease)                                (Decrease)
                                               Due to               Total                Due to              Total
                                    -----------------------       Increase      ----------------------     Increase
                                      Volume         Rate        (Decrease)       Volume        Rate      (Decrease)
                                    ---------      --------      ----------     ---------    ---------    ----------
                                                                 (Dollars in Thousands)
Interest-earning assets:
    Loans, net                      $   2,112      $ (3,336)     $   (1,224)    $    (785)   $  (2,302)   $   (3,087)
    Securities                           (749)         (755)         (1,504)          538         (560)          (22)
    Other                                 (22)          (72)            (94)           25         (253)         (228)
                                    ---------      --------      ----------     ---------    ---------    ----------
       Total interest-earning
       assets                       $   1,341      $ (4,163)     $   (2,822)    $    (222)   $  (3,115)   $   (3,337)
                                    =========      ========      ==========     =========    =========    ==========

Interest-bearing liabilities:
    Time deposits                   $    (101)     $ (1,335)     $   (1,436)    $    (676)   $  (1,620)   $   (2,296)
    Demand and NOW deposits                35           (59)            (24)           36          (69)          (33)
    Savings deposits                      101          (682)           (581)          359       (1,043)         (684)
    Borrowings                            273          (545)           (272)         (283)        (441)         (724)
                                    ---------      --------      ----------     ---------    ---------    ----------

       Total interest-bearing
       liabilities                  $     308      $ (2,621)     $   (2,313)    $    (564)   $  (3,173)   $   (3,737)
                                    =========      ========      ==========     =========    =========    ==========

Net interest income                                              $     (509)                              $      400
                                                                 ==========                               ==========

          See accompanying notes to consolidated financial statements.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Corporation's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Corporation places great importance on monitoring and controlling interest-rate risk. The measurement and analysis of the exposure of the Corporation's primary operating subsidiary, Cornerstone Bank, to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Corporation's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology used by the OTS as part of its capital regulations.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. The application attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical basis point (1 basis point equals .01%) change in market interest rates. Changes of 100 and 200 basis point increases and decreases in market interest rates are considered in the measurement of the Corporation's interest rate risk.

Presented on the following page is an analysis of Cornerstone's interest rate risk as of December 31, 2003, and December 31, 2002, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 to 200 basis points in market interest rates. The tables also contain the policy limits set by the Board of Directors as the maximum change in NPV the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration to the impact on the NPV capital position of various rate changes and the institution's strong capital position.

As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Cornerstone has primarily fixed-rate loans within its loan portfolio, the amount of interest Cornerstone would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are originated. Moreover, the interest Cornerstone would pay on its deposits would increase relatively rapidly because Cornerstone's deposits generally have shorter periods to repricing.

          See accompanying notes to consolidated financial statements.

                                           December 31, 2003                   December 31, 2002
   Change in       Board limit             -----------------                   -----------------
 Interest Rate       Minimum           $Change   %Change   NPV              $Change    %Change   NPV
(Basis Points)      NPV Ratio          In NPV    In NPV   Ratio             In NPV     In NPV   Ratio
-------------       ---------          ------    ------   -----             ------     ------   -----
                                        (Dollars in Thousands)
   +200              6.75              (4,928)    (11)    11.72%           (5,756)       (12)   11.72
   +100              7.25              (4,089)     (9)    12.57            (2,103)        (4)   12.57
     -               8.00                   -       -     13.01                 -          -    13.01
   (100)             9.00               1,019       2     13.17               978          2    13.17
   (200)             9.00              (1,318)     (3)    13.40             2,234          5    13.40

As of December 31, 2003, the percentage change in NPV resulting from certain changes in interest rates were within the policy limits of the institution's Board of Directors. As the table above suggests, in a rising interest rate environment, Cornerstone's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect Cornerstone's earnings and thereby the Corporation's earnings due to diminished loan demand. As part of its interest rate risk strategy, Cornerstone has attempted to utilize adjustable-rate and short-term duration loans and investments.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Consideration also needs to be given to the current low interest rate environment. Many of the Bank's deposits are within 100 and 200 basis points of a zero interest rate. If overall rates and loan yields continue to decline, the Bank's ability to reduce deposit rates will be limited by the zero interest rate floor. This could negatively affect earnings and future NPV.

          See accompanying notes to consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Western Ohio Financial Corporation's liquidity, primarily represented by cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2003, 2002 and 2001.

                                                         Year Ended December 31,
                                                    2003          2002          2001
                                                -----------   -----------   -----------
Net income                                      $     2,501   $     2,347   $     1,875
Adjustments to reconcile net income to
    Net cash from operating activities                  152         1,041         1,375
                                                -----------   -----------   -----------
Net cash from operating activities                    2,653         3,388         3,250
Net cash from investment activities                 (65,576)       (2,587)       23,237
Net cash from financing activities                   50,464         1,596       (14,377)
                                                -----------   -----------   -----------
Net change in cash and cash equivalents             (12,459)        2,397        12,110
Cash and cash equivalents at
    Beginning of period                              19,312        16,915         4,805
                                                -----------   -----------   -----------
Cash and cash equivalents at
    End of period                               $     6,853   $    19,312   $    16,915
                                                ===========   ===========   ===========

At December 31, 2003, the Corporation had no outstanding commitments to sell loans or securities.

OTS regulations presently require Cornerstone Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, Cornerstone Bank maintains investments generally having maturities of five years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which Cornerstone may rely, if necessary, to fund deposit withdrawals or other short-term funding needs.

The Corporation's primary sources of funds consist of deposits and repayments of loans and interest earned on securities. The Bank maintains a higher ratio of loans to deposits in comparison with other similarly sized financial institutions. Historically, this factor has not had a material effect on the Corporation's liquidity as it has utilized other potential sources of funds including borrowings from the FHLB of Cincinnati to maintain liquidity and to meet operating expenses. In 2003, the Corporation also utilized brokered certificates of deposit, which will primarily have maturity dates of three years or less, to fund asset growth. Management believes that loan sales and repayments and other sources of funds will be adequate to meet the Corporation's foreseeable liquidity needs. The Corporation anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 2003, the Corporation had outstanding commitments to extend credit that amounted to $ 41.1 million.

OTS regulations require that financial institutions maintain "tangible capital" of not less than 1.5% of the financial institution's adjusted total assets. Tangible capital is defined as "core capital" less any intangible assets. Core capital is comprised of common shareholders' equity (including retained earnings). OTS prompt corrective action regulations require core capital to be maintained at 3% of total institution assets. The following table indicates the requirement for core capital is 4% because that is the level that the OTS prompt corrective action regulations require to be considered adequately capitalized.

          See accompanying notes to consolidated financial statements.

OTS regulations require the institution to maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items. Cornerstone's adjustment to core capital included the portion of the loan and lease loss allowance over the amount required for loans classified as loss. This adjustment is $1.8 million as of December 31, 2003.

The following table summarizes Cornerstone's regulatory capital requirements and actual capital at December 31, 2003.

                                                                                                 Excess of Actual
                                                                                               Capital Over Current
                                 Actual Capital               Current Requirement                   Requirement
                             ----------------------         ----------------------            ----------------------
                              Amount        Percent           Amount       Percent             Amount        Percent
                              ------        -------           ------       -------             ------        -------
                                                              (Dollars in thousands)
Tangible Capital             $41,295         10.34%           $5,993         1.50%            $35,302          8.84%
Core Capital                  41,295         10.34            15,980         4.00              25,315          6.34
Risk-Based Capital            43,087         14.66            23,510         8.00              19,577          6.66

See Note 11 of Notes to Consolidated Financial Statements.

The Corporation has various financial obligations, including contractual obligations and commitments, that may require future cash payments.

The following table provides significant fixed and determinable contractual obligations to third parties by payment date at December 31, 2003. Further discussion of the nature of each obligation is provided in Notes 5 and 6 to the consolidated financial statements.

                                            One Year     One to Three      Three to        Over Five
                                             or Less         Years        Five Years         Years          Total
                                             -------         -----        ----------         -----          -----
Deposits without a maturity                 $108,869        $    --         $    --        $    --        $108,869
Consumer and Brokered Deposits                48,086         78,824          11,318          1,584         139,812
FHLB Advances                                 23,386          8,424          52,754         18,909         103,473

The following table indicates the amounts of significant commitments at December 31, 2003. Further discussion is provided in Note 8 to the consolidated financial statements.

                                                          Fixed         Variable
                                                           Rate           Rate           Total
                                                       -----------     ----------     -----------
First mortgage loans                                   $       973     $        -     $       973
Consumer and other loans                                         -            111             111
Commercial loans                                                 -          6,087           6,087
Home equity lines of credit                                      -         16,776          16,776
Commercial lines of credit                                       -          7,231           7,231
Stand-by letters of credit                                       -          9,919           9,919
                                                       -----------     ----------     -----------
                                                       $       973     $   40,124     $    41,097
                                                       ===========     ==========     ===========

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future

          See accompanying notes to consolidated financial statements.

cash requirements, in that these commitments often expire without being drawn upon.

NEW ACCOUNTING STANDARDS

During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities, requiring that commitments to make mortgage loans be accounted for as derivatives if the loans are to be held for sale. FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities requires reporting trust preferred securities and mandatory redeemable shares as liabilities on the balance sheet. As of December 31, 2003 the Company did not have financial instruments with these characteristics on the balance sheet. FASB Statement 132 (revised in 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, was revised in 2003 to require additional disclosures as to expense recorded, assets, obligations and cash flows related to these benefits or retirement plans. FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, requires recognizing the fair values of guarantees, such as standby letters of credit, performance guarantees and guarantees of the indebtedness of others. FASB Interpretation 46 (revised in December, 2003), Consolidation of Variable Interest Entities, changes the accounting model for consolidation from one based on consideration of control through voting interests to consideration as to whether the entity has sufficient equity at risk to enable it to operate without additional financial support or whether voting rights in the entity are not proportional to the equity interest. The adoption of these new standards, where applicable, did not materially affect the Company's operating results or financial condition.

IMPACT OF INFLATION (DEFLATION) AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared according to accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation and more recently, the impact of deflation. An exception to historical cost presentation is the valuation of securities available for sale under FASB No.
115. The primary assets and liabilities of the Corporation are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the effects of general levels of inflation and deflation. Interest rates do not necessarily move in the same direction or magnitude as the prices of goods and services.

          See accompanying notes to consolidated financial statements.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Western Ohio Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Western Ohio Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Ohio Financial Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles general accepted in the United States of America.

                                               Crowe Chizek and Company LLC

Columbus, Ohio
February 5, 2004

          See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002
                    (Dollars in thousands, except share data)

                                                                                           2003            2002
                                                                                           ----            ----
ASSETS
     Cash and due from financial institutions                                         $      5,558     $      5,243
     Overnight deposits in other financial institutions                                      1,295           13,947
     Interest-bearing deposits in other financial institutions                                   -              122
                                                                                      ------------     ------------
         Total cash and cash equivalents                                                     6,853           19,312
     Securities available for sale                                                          32,735           46,001
     Federal Home Loan Bank stock                                                            9,335            8,971
     Loans, net of allowance of $1,801 in 2003 and $1,806 in 2002                          334,469          256,883
     Real estate owned                                                                         323              494
     Premises and equipment, net                                                             4,192            4,352
     Accrued interest receivable                                                             1,879            1,511
     Bank owned life insurance                                                               9,122            8,683
     Other assets                                                                              632              588
                                                                                      ------------     ------------

              Total assets                                                            $    399,540     $    346,795
                                                                                      ============     ============

LIABILITIES
     Deposits
         Non-interest-bearing deposits                                                $     13,149     $     10,778
         Interest-bearing deposits                                                         235,532          208,391
     Borrowed funds                                                                        103,473           81,243
     Advance payments from borrowers for taxes and insurance                                   638              644
     Other liabilities                                                                       2,391            2,534
                                                                                      ------------     ------------
         Total liabilities                                                                 355,183          303,590

SHAREHOLDERS' EQUITY
     Common stock, $.01 par value; 7,250,000 shares authorized;
       2,645,000 shares issued                                                                  26               26
     Additional paid-in capital                                                             40,709           40,642
     Retained earnings                                                                      21,626           20,855
     Unearned employee stock ownership plan shares                                            (119)            (357)
     Unearned management recognition plan shares                                               (51)             (71)
     Shares held by deferred compensation plan                                                (325)            (260)
     Treasury stock; 865,177 and 889,889 shares, at cost                                   (17,493)         (18,102)
     Accumulated other comprehensive income (loss)                                             (16)             472
                                                                                      ------------     ------------
         Total shareholders' equity                                                         44,357           43,205
                                                                                      ------------     ------------

              Total liabilities and shareholders' equity                              $    399,540     $    346,795
                                                                                      ============     ============

          See accompanying notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002, and 2001
                  (Dollars in thousands except per share data)

                                                                              2003           2002           2001
                                                                              ----           ----           ----
INTEREST AND DIVIDEND INCOME
     Loans, including fees                                               $    17,092    $    18,316     $    21,403
     Securities                                                                1,074          2,578           2,600
     Interest-bearing deposits and overnight funds                                29             84             161
     Other interest and dividend income                                          364            403             554
                                                                         -----------    -----------     -----------
         Total interest income                                                18,559         21,381          24,718

INTEREST EXPENSE
     Deposits                                                                  5,214          7,255          10,268
     Borrowed funds                                                            3,935          4,207           4,931
                                                                         -----------    -----------     -----------
         Total interest expense                                                9,149         11,462          15,199
                                                                         -----------    -----------     -----------

NET INTEREST INCOME                                                            9,410          9,919           9,519

Provision for loan losses                                                        286            343             358
                                                                         -----------    -----------     -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                            9,124          9,576           9,161

NON-INTEREST INCOME
     Service charges                                                           2,537          2,278           1,603
     Net gain on sale of securities                                              196            226             (23)
     Net gain on sale of loans held for sale                                     433            504             337
     Other                                                                       477             85              22
                                                                         -----------    -----------     -----------
         Total non-interest income                                             3,643          3,093           1,939

NON-INTEREST EXPENSE
     Salaries and employee benefits                                            4,747          4,718           4,045
     Occupancy and equipment                                                     893            928             906
     Federal deposit insurance                                                    34             38              40
     State franchise taxes                                                       562            495             531
     Professional services                                                       736            614             508
     Advertising                                                                 133            227             322
     Data processing                                                             789            828             811
     Other                                                                     1,335          1,288           1,053
                                                                         -----------    -----------     -----------
         Total non-interest expense                                            9,229          9,136           8,216
                                                                         -----------    -----------     -----------

INCOME BEFORE INCOME TAXES                                                     3,538          3,533           2,884

Income tax expense                                                             1,037          1,186           1,009
                                                                         -----------    -----------     -----------

NET INCOME                                                               $     2,501    $     2,347     $     1,875
                                                                         ===========    ===========     ===========

EARNINGS PER COMMON SHARE
     Basic                                                               $      1.44    $      1.36     $      1.08
                                                                         ===========    ===========     ===========
     Diluted                                                             $      1.42    $      1.35     $      1.08
                                                                         ===========    ===========     ===========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                              2003          2002           2001
                                                                              ----          ----           ----
NET INCOME                                                               $     2,501    $     2,347     $     1,875

OTHER COMPREHENSIVE INCOME, NET OF TAX
     Unrealized gain (loss) on available for sale securities
       arising during the period                                                (357)           558             788
     Reclassification adjustment for amounts realized on
       securities sales included in net income                                  (131)          (149)             15
                                                                         -----------    -----------     -----------
         Total other comprehensive income, net of tax                           (488)           409             803
                                                                         ------------   -----------     -----------

COMPREHENSIVE INCOME                                                     $     2,013    $     2,756     $     2,678
                                                                         ===========    ===========     ===========

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002, and 2001
                    (Dollars in thousands, except share data)


                                                                                             Additional
                                                                       Shares       Common     Paid-In     Retained
                                                                    Outstanding     Stock      Capital     Earnings
                                                                    -----------   ---------  ----------   ---------
BALANCE AT JANUARY 1, 2001                                            1,815,834   $      26   $  40,617   $  20,065
   Net income                                                                 -           -           -       1,875
   Cash dividends declared - $1.00 per share                                  -           -           -      (1,709)
   Purchase of treasury shares                                          (64,600)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -          34           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures           600           -           -           -
   Shares purchased for deferred compensation plan                            -           -           4           -
   Stock options exercised, including tax benefit                         3,667           -         (33)          -
    Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2001                                          1,755,501          26      40,622      20,231
   Net income                                                                 -           -           -       2,347
   Cash dividends declared-$1.00 per share                                    -           -           -      (1,723)
   Purchase of treasury shares                                          (22,200)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -          61           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures         3,024           -           -           -
   Shares purchased for deferred compensation plan                            -           -          87           -
   Stock options exercised, including tax benefit                        18,786           -        (128)          -
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2002                                          1,755,111          26      40,642      20,855
   Net income                                                                 -           -           -       2,501
   Cash dividends declared-$1.00 per share                                    -           -           -      (1,730)
   Purchase of treasury shares                                          (31,500)          -           -           -
   Commitment to release employee stock ownership plan shares                 -           -         140           -
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                           -           -           -           -
   Management recognition plan shares awarded, net of forfeitures          (173)          -           -           -
   Shares purchased for deferred compensation plan                            -           -          64           -
   Stock options exercised, including tax benefit                        56,385           -        (137)          -
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                        -           -           -           -
                                                                    -----------   ---------   ---------   ---------

BALANCE AT DECEMBER 31, 2003                                          1,779,823   $      26   $  40,709   $  21,626
                                                                    ===========   =========   =========   =========

                                                                     Unearned               Accumulated
                                                                     Employee                  Other
                                                                      Benefit    Treasury  Comprehensive
                                                                    Plan Shares    Stock       Income          Total
                                                                    -----------  --------  -------------       -----
BALANCE AT JANUARY 1, 2001                                           $   (935)   $(17,223)   $   (740)       $  41,810
   Net income                                                               -           -           -            1,875
   Cash dividends declared - $1.00 per share                                -           -           -           (1,709)
   Purchase of treasury shares                                              -      (1,200)          -           (1,200)
   Commitment to release employee stock ownership plan shares             238           -           -              272
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        41           -           -               41
   Management recognition plan shares awarded, net of forfeitures         (11)         11           -                -
   Shares purchased for deferred compensation plan                          -          (4)          -                -
   Stock options exercised, including tax benefit                           -          86           -               53
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -         803              803
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2001                                             (667)    (18,330)         63           41,945
   Net income                                                               -           -           -            2,347
   Cash dividends declared-$1.00 per share                                  -           -           -           (1,723)
   Purchase of treasury shares                                              -        (443)          -             (443)
   Commitment to release employee stock ownership plan shares             238           -           -              299
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        59           -           -               59
   Management recognition plan shares awarded, net of forfeitures         (58)         58           -                -
   Shares purchased for deferred compensation plan                          -         (87)          -                -
   Stock options exercised, including tax benefit                           -         440           -              312
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -         409              409
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2002                                             (428)    (18,362)        472           43,205
   Net income                                                               -           -           -            2,501
   Cash dividends declared-$1.00 per share                                  -           -           -           (1,730)
   Purchase of treasury shares                                              -        (701)          -             (701)
   Commitment to release employee stock ownership plan shares             238           -           -              378
   Shares earned under management recognition plan, including
     tax benefit realized on vesting of plan shares                        34           -           -               34
   Management recognition plan shares awarded, net of forfeitures         (14)         14           -                -
   Shares purchased for deferred compensation plan                          -         (64)          -                -
   Stock options exercised, including tax benefit                           -       1,295           -            1,158
   Change in net unrealized gain (loss) on securities available
     for sale, net of reclassification and tax effects                      -           -        (488)            (488)
                                                                     --------    --------    --------        ---------

BALANCE AT DECEMBER 31, 2003                                         $   (170)   $(17,818)   $    (16)       $  44,357
                                                                     ========    ========    ========        =========

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                            2003            2002           2001
                                                                            ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                          $     2,501    $     2,347     $     1,875
     Adjustments to reconcile net income to net cash
       from operating activities:
         Net amortization on securities                                          599            422             203
         Compensation expense on ESOP shares                                     378            299             272
         Compensation expense on MRP shares                                       34             59              41
         Depreciation and amortization                                           488            677             692
         FHLB stock dividends                                                   (364)          (403)           (554)
         Net deferred loan fees                                                  131              8              30
         Deferred income taxes                                                   (26)           113             182
         Provision for loan losses                                               286            343             358
         Net realized gain on sales of securities                               (196)          (226)             23
         Net gain on sale of loans                                              (433)          (504)           (337)
         Net gain on sale of real estate owned                                   (27)           (92)              -
         Net change in:
              Bank owned life insurance                                         (439)             -               -
              Other assets and other liabilities                                  90            156             120
              Accrued interest receivable                                       (368)           189             345
                                                                         -----------    -----------     -----------

                  Net cash from operating activities                           2,654          3,388           3,250

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities available for sale:
         Purchases                                                           (20,100)       (29,382)        (14,016)
         Maturities and principal payments                                    22,743         11,599           9,417
         Sales                                                                 9,481         11,855          14,598
     Purchases of loans                                                      (76,485)       (12,763)         (1,582)
     Net (increase) decrease in loans                                         (1,125)        24,556          15,835
     Purchase of Bank owned life insurance                                         -         (8,684)              -
     Premises and equipment expenditures                                        (333)          (143)         (1,035)
     Proceeds from sale of premises and equipment                                  5              -              20
     Proceeds from sale of real estate owned                                     238            375               -
                                                                         -----------    -----------     -----------
                  Net cash from investing activities                         (65,576)        (2,587)         23,237

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                  Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                             2003           2002           2001
                                                                             ----           ----           ----
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                   29,512         (1,118)         11,955
     Net change in advance payments from borrowers
       for taxes and insurance                                                    (6)           (20)             94
     Net change in short-term borrowings                                      (2,420)       (13,305)        (16,915)
     Proceeds from FHLB advances                                              25,243         21,693           2,500
     Repayments on FHLB advances                                                (593)        (3,800)         (9,155)
     Cash dividends paid                                                      (1,730)        (1,723)         (1,709)
     Proceeds from exercise of stock options                                   1,158            312              53
     Purchase of treasury stock                                                 (701)          (443)         (1,200)
                                                                         -----------    -----------     -----------
                  Net cash from financing activities                          50,463          1,596         (14,377)
                                                                         -----------    -----------     -----------

Net change in cash and cash equivalents                                      (12,459)         2,397          12,110

Cash and cash equivalents at beginning of year                                19,312         16,915           4,805
                                                                         -----------    -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $     6,853    $    19,312     $    16,915
                                                                         ===========    ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for
         Interest                                                        $     8,983    $    11,670     $    15,584
         Income taxes                                                          1,065          1,010             821
     Supplemental noncash disclosures:
         Transfer from loans to real estate owned                                 40            777               -

          See accompanying notes to consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation: The consolidated financial statements include the accounts of Western Ohio Financial Corporation (Western) and its wholly owned subsidiary, Cornerstone Bank (Bank), together referred to as the Corporation. The financial statements of the Bank include the accounts of its wholly-owned subsidiary, CornerstoneBanc Financial Services, Inc.

Nature of Operations: The Corporation's revenues, operating income and assets are primarily from the banking industry. The Corporation operates seven offices in west central Ohio. Loan customers include a wide range of individuals, businesses and other organizations. Major portions of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items. Commercial loans are expected to be repaid from cash flows from operations of businesses. The Corporation's primary funding source is deposits from customers in its market area, although borrowings from the Federal Home Loan Bank and wholesale certificates of deposit are used to support investment and lending activities. The Corporation also purchases investments and engages in limited mortgage banking operations.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, servicing rights, fair values of financial instruments and status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from depository institutions, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of 90 days or less. Net cash flows are reported for customer loan and deposit transactions, advance payments from borrowers for taxes and insurance and short-term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value with unrealized holding gains and losses reported in other comprehensive income. Securities are classified as trading when held for short-term periods in anticipation of market gains and are carried at fair value. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and home equity loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed, and major improvements are capitalized.

Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives and directors. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock -Based Compensation.

                                 2003           2002              2001
                                 ----           ----              ----
Net income:
      As reported             $   2,501     $     2,347         $  1,875
      Pro forma                   2,496           2,280            1,804
Earnings per share:
      As reported
          Basic               $    1.44     $      1.36         $   1.08
          Diluted                  1.42            1.35             1.08
      Pro forma
          Basic               $    1.44     $      1.32         $   1.04
          Diluted                  1.41            1.31             1.04

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                     2003              2002               2001
                                                     ----              ----               ----
Risk-free interest rate                              3.27%              4.40%              4.87%
Expected option life                               5 Years            5 Years            5 Years
Expected stock price volatility                     15.15              23.36              23.82
Dividend yield                                       3.68%              5.05%              5.59%

Estimated fair value of options granted             $2.85              $3.00              $2.66

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan: The cost of shares issued to the employee stock ownership plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Management Recognition Plan: The cost of unearned shares held by the management recognition plan ("MRP") is shown as a reduction of shareholders' equity. The cost of shares awarded to participants is amortized to expense as the shares are earned over the vesting periods of the awards on a straight-line method.

Earnings Per Common Share: Basic earnings per common share is based on net income divided by the weighted average number of shares outstanding during the period. ESOP shares are considered outstanding for the calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. MRP shares are considered outstanding as they become vested.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions of Cash: The Corporation was required to have $250,000 and $364,000 cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Fair Value of Financial Instruments: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management has determined that the new accounting standards adopted in 2003 have not had a material impact on the Company's financial condition or results of operations.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends paid by the Bank to Western Ohio Financial Corporation or Western Ohio Financial Corporation shareholders.

Operating Segments: Internal financial information is primarily reported and aggregated in two lines of business, banking and mortgage banking. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in prior financial statements have been reclassified to conform with the current presentation.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 2 - SECURITIES

Year-end securities available for sale were as follows:

                                                                   Gross          Gross
                                                    Fair        Unrealized      Unrealized
                                                    Value          Gains          Losses
                                                 -----------    -----------     -----------
2003
U.S. government agencies                         $     4,094              8             (4)
Municipal securities                                   6,833             59              -
Mortgage-backed securities                            21,808             14           (100)
                                                 -----------    -----------     ----------

         Total                                   $    32,735    $        81     $     (104)
                                                 ===========    ===========     ==========

2002
U.S. government agencies                         $     2,180    $       128     $        -
Municipal securities                                   6,955             23              -
Mortgage-backed securities                            36,866            595            (30)
                                                 -----------    -----------     ----------

         Total                                   $    46,001    $       746     $      (30)
                                                 ===========    ===========     ==========

At year-end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Contractual maturities of debt securities at year-end 2003 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                   Available for sale
                                                                           Fair
                                                                          Value
                                                                          -----
Due in one year or less                                                $        -
Due from one to five years                                                  4,094
Due from five to ten years                                                      -
Due after ten years                                                         6,833
Mortgage-backed securities                                                 21,808
                                                                       ----------

                                                                       $   32,735
                                                                       ==========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 2 - SECURITIES (CONTINUED)

Proceeds of available for sale securities and the gross gains and losses were as follows:

                                                             2003            2002            2001
                                                             ----            ----            ----
Proceeds                                                $      9,481    $     11,855     $     14,598
Gross gains                                                      204             234                3
Gross losses                                                       8               8               26

Securities pledged at year-end 2003 and 2002 had a carrying amount of $ 4,352 and $ 11,020 and were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

                                       Less than 12 Months        12 Months or More
                                       -------------------        -----------------                       Total
                                       Fair     Unrealized      Fair       Unrealized      Fair         Unrealized
Description of Securities              Value       Loss         Value         Loss        Value           Loss
-------------------------              -----       ----         -----         ----        -----           ----
US treasury                            $  --       $ --       $  4,094       $    4      $  4,094         $   4
Municipal securities                      --         --          6,833           --         6,833            --
Mortgage- backed securities              258         --         21,550          100        21,808           100
                                       -----       ----       --------       ------      --------         -----

Total temporarily impaired             $ 258       $ --       $ 32,477       $  104      $ 32,735         $ 104
                                       =====       ====       ========       ======      ========         =====

NOTE 3 - LOANS

Year-end loans were as follows:


                                                                             2003            2002
                                                                             ----            ----
First mortgage loans secured by:
    One-to-four family residences                                       $    175,139     $    124,117
    Other properties                                                         113,472           87,031
    Construction properties                                                    3,473            4,644
Other loans:
    Consumer                                                                     749              848
    Commercial                                                                20,107           21,977
    Home equity                                                               24,426           21,587
                                                                        ------------     ------------
         Total loans                                                         337,366          260,204
Less:
    Net deferred loan fees, premiums and discounts                               217             (125)
    Loans in process                                                          (1,313)          (1,390)
    Allowance for loan losses                                                 (1,801)          (1,806)
                                                                        ------------     ------------

         Net loans                                                      $    334,469     $    256,883
                                                                        ============     ============

There was one loan held for sale as of December 31, 2003 for a total of $1.6 million.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

                                                            2003             2002            2001
                                                            ----             ----            ----
Beginning balance                                       $      1,806    $      1,695     $      1,665
Provision for loan losses                                        286             343              358
Loans charged-off                                               (353)           (533)            (413)
Recoveries of previous charge-offs                                62             301               85
                                                        ------------    ------------     ------------

Balance at end of year                                  $      1,801    $      1,806     $      1,695
                                                        ============    ============     ============

Impaired loans were as follows:

                                                            2003             2002
                                                            ----             ----
Year-end loans with no
      allocated allowance for loan losses               $        293    $        216
Year-end loans with
      allocated allowance for loan losses                          -             268
                                                        ------------    ------------
Total                                                   $        293    $        484
                                                        ============    ============

Amount of the allowance for loan losses allocated       $          -    $        129

                                                                2003            2002             2001
                                                                ----            ----             ----
Average of impaired loans during the year               $        408    $        376     $      1,005

Interest income recognized during impairment                      16              36              265

Cash-basis interest income recognized
      during impairment                                           16              36              265

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 3 - LOANS (Continued)

Non-performing loans were as follows:

                                                                               2003           2002
                                                                               ----           ----
Loans past due over 90 days still on accrual                               $        -     $         -
Nonaccrual loans                                                                1,419           1,779

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified loans.

Certain directors and executive officers and their related interests were loan customers of the Corporation. A summary of activity on related party loans is as follows:

                                                                             2003
                                                                             ----
Beginning balance                                                       $      3,838
    New loans                                                                  2,968
    Repayments                                                                (1,148)
    Other changes                                                                  -
                                                                        ------------

Ending balance                                                          $      5,658
                                                                        ============

The Bank services for investors' mortgage loans with aggregate unpaid principal balances of $41.6 million at December 31, 2003, and $35.6 million at December 31, 2002, which are not reflected in the accompanying, consolidated balance sheets. Custodial escrow balances maintained in connection with serviced loans were $375,934 and $314,744 at year end 2003 and 2002. The right to service loans for others is generally obtained by the sale of loans with servicing retained.

Activity regarding mortgage servicing rights (MSRs):

                                                            2003             2002            2001
                                                            ----             ----            ----
Beginning balance                                       $        304    $         95     $          -
Capitalized MSRs                                                 148             288               97
Amortization of MSRs                                            (149)            (79)              (2)
                                                        ------------    ------------     ------------

Balance at end of year                                  $        303    $        304     $         95
                                                        ============    ============     ============

There was no valuation allowance related to MSRs at December 31, 2003.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                               2003           2002
                                                                               ----           ----
Land                                                                       $    1,214     $     1,214
Buildings and improvements                                                      4,089           4,075
Furniture, fixtures and equipment                                               4,249           3,961
                                                                           ----------     -----------
                                                                                9,552           9,250
Accumulated depreciation                                                       (5,360)         (4,898)
                                                                           ----------     -----------

                                                                           $    4,192     $     4,352
                                                                           ==========     ===========

Depreciation expense was $488,000 $677,000 and $692,000 for 2003, 2002 and 2001.

NOTE 5 - DEPOSITS

Year-end deposits were as follows:

                                                                               2003           2002
                                                                               ----           ----
Checking - non-interest-bearing                                            $   13,149     $    10,778
Checking - interest-bearing                                                    16,890          18,596
Money market accounts                                                          66,945          66,466
Passbook and savings accounts                                                  11,885          11,502
Certificates of deposit:
    In denominations under $100,000                                            58,342          91,210
    In denominations of $100,000 or more                                       50,773          20,617
Brokered Certificates of Deposit                                               30,697               -
                                                                           ----------     -----------
                                                                           $  248,681     $   219,169
                                                                           ==========     ===========

Deposits from principal officers, directors and their affiliates at year-end 2003 and 2002 were $1,133,000 and $2,359,000 respectively.

At year-end 2003, scheduled maturities of certificates of deposit were as follows:

2004                                                $    48,086
2005                                                     38,493
2006                                                     23,801
2007                                                     16,530
2008                                                     11,318
Thereafter                                                1,584
                                                    -----------
                                                    $   139,812
                                                    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 6- BORROWED FUNDS

Borrowed funds at year-end 2003 and 2002 consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and were as follows:

                                                                  2003                         2002
                                                                  ----                         ----
                                                                       Weighted                      Weighted
                                                          Balance    Average Rate       Balance    Average Rate
                                                          -------    ------------       -------    ------------
FHLB advances maturing in:
     2003                                               $         -        -           $   15,674     3.90%
     2004                                                    23,386     2.63%               7,516     5.85
     2005                                                     8,424     3.06                4,462     4.23
     2006                                                     5,232     2.65                1,043     4.73
     2007                                                     2,000     2.62                   46     4.92
     2008                                                    48,754     4.81               45,049     4.98
     2009-Thereafter                                         15,677     4.90                7,453     5.15
                                                        -----------     ----           ----------     ----

     Total                                              $   103,473     4.03%          $   81,243     4.92%
                                                        ===========     ====           ==========     ====



Average balances of borrowings outstanding during 2003 and 2002 were $88.5 and $83.6. Advances under the borrowing agreements are collateralized by a blanket pledge of the Corporation's residential mortgage loan portfolio and FHLB stock. Mortgage loans and all shares of FHLB stock owned by the Bank totaling $193.0 and $9.3 at December 31, 2003, and $142.6 and $9.0 at December 31, 2002 were pledged as collateral for the FHLB advances. Advances of $45.0, $4.0 and $3.0 million maturing in 2008, 2009, and 2010 are fixed rate advances convertible to quarterly adjustable at the option of the FHLB after certain pre-established dates.

Payments on amortizing FHLB advances usually amount to approximately $40,000 to $50,000 a month.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Employee stock ownership plan: The Corporation offers an ESOP for the benefit of all salaried employees who meet age and service requirements. The ESOP borrowed funds from the Corporation with which to acquire common shares of the Corporation. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on ESOP assets. The shares are being allocated to eligible employees' accounts over a ten-year period, which started in 1994. Expense for shares committed to be allocated during 2003, 2002 and 2001 was $378,000, $299,000 and $272,000.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The ESOP shares at year-end 2003 and 2002 were as follows:

                                                                     2003               2002
                                                                     ----               ----
Allocated shares                                                       126,463            111,585
Shares committed to be released for allocation                          14,878             14,878
Unreleased shares                                                        7,440             22,318
                                                                --------------     --------------
     Total ESOP shares                                                 148,781            148,781
                                                                ==============     ==============

Fair value of unreleased shares                                 $          239     $          465
                                                                ==============     ==============

Management recognition plan (MRP): The Corporation maintains an MRP for the benefit of directors and certain key employees of the Corporation. The MRP is used to provide such individuals ownership interest in the Corporation in a manner designed to compensate such directors and key employees for services to the Corporation. As of December 31, 2003, 68,220 shares of the initial 105,800 shares reserved for grants have been awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the dates of the awards. Grantees have all the benefits of shareholders, including the right to receive dividends, except for certain restrictions on the transferability of the shares. Compensation expense, which is based upon the cost of the shares, was $34,000, $59,000 and $41,0000 for 2003, 2002 and 2001.

Deferred compensation plans: In 1996, the Corporation adopted a non-qualified deferred compensation plan for two officers. Under the plan, those covered agreed to defer a portion of their current compensation in exchange for future payments.

In 1998, the Corporation established a non-qualified deferred compensation plan for the benefit of certain officers and directors. Eligible employees may allocate up to 100% of compensation (base salary, bonus, MRP, annual retainer or meeting fees) to their deferred compensation accounts.

401(k) profit sharing plan: The Corporation offers a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on a partial matching of voluntary employee contributions of up to 6% of individual compensation. The matching percentage was 50% for 2003, 2002 and 2001. Employee contributions are vested at all times and the Corporation's matching contributions become fully vested after an individual has completed 5 years of service. The contribution expense included in salaries and employee benefits was $59,000, $58,000 and $55,000 for 2003, 2002 and 2001.

Stock option and incentive plans: In January 1995, shareholders approved an Incentive Stock Option Plan. Under the provisions of the Plan, 264,500 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted. The options fully vest and become exercisable in five equal annual installments commencing one year after the date of the grant.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

In April 1998, shareholders approved an Omnibus Incentive Plan. Under the provisions of the plan, 235,224 shares have been allocated for non-qualified and incentive stock options to be granted to directors and selected employees. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted. The options are fully vested and exercisable on the date of the grant.

The following is a summary of activity in the stock option and incentive plan:

                                                    -------------------Stock Options-------------------
                                                                                            Weighted-
                                                        Options                              Average
                                                       Available          Options            Exercise
                                                       for Grant        Outstanding           Price
                                                       ---------        -----------           -----
January 1, 2001                                         161,532           241,346            $  18.56

Granted                                                  (5,800)            5,800               17.91
Forfeited                                                 7,028            (7,028)              20.20
Exercised                                                     -            (3,667)              13.86
                                                        -------           -------            --------

December 31, 2001                                       162,760           236,451               18.56

Granted                                                  (6,000)            6,000               19.93
Forfeited                                                 3,400            (3,400)              21.83
Exercised                                                     -           (18,786)              15.09
                                                        -------           -------            --------

December 31, 2002                                       160,160           220,265               18.87

Granted                                                  (2,834)            2,834               27.20
Forfeited                                                 5,900            (5,900)              24.16
Exercised                                                     -           (56,385)              16.09
                                                        -------           -------            --------

December 31, 2003                                       163,226           160,814            $  19.02
                                                        =======           =======            ========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 7 - EMPLOYEE BENEFIT PLANS(CONTINUED)

The following table summarizes information about stock options outstanding at year-end 2003:

                      Weighted Average
                          Remaining               Number
Exercise Price        Contractual Life          Outstanding      Exercisable
--------------        ----------------          -----------      -----------
$     14.75                6.43                    37,938             37,938
      16.88                6.55                       500                500
      17.50                1.08                    39,284             39,284
      17.90                7.47                     2,000              2,000
      18.00                7.34                     1,350              1,350
      18.50                1.43                    16,172             16,172
      18.77                8.05                     2,000              2,000
      20.02                8.84                     2,000              2,000
      20.99                8.41                     2,000              2,000
      22.00                3.48                    25,000             25,000
      23.00                4.86                    25,736             25,736
      26.90                3.81                     4,000              4,000
      27.20                9.64                     2,834              2,834
                                                  -------            -------

                                                  160,814            160,814
                                                  =======            =======

NOTE 8 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These are arrangements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Off-balance sheet risk to credit losses exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end 2003 and 2002, the Corporation had commitments to originate loans and amounts available on approved lines of credit as follows:

                                                           Fixed        Variable
                                                           Rate           Rate           Total
                                                           ----           ----           -----
2003
First mortgage loans                                   $       973     $        -     $       973
Consumer and other loans                                         -            111             111
Commercial loans                                                 -          6,087           6,087
Home equity lines of credit                                      -         16,776          16,776
Commercial lines of credit                                       -          7,231           7,231
Stand-by letters of credit                                       -          9,919           9,919
                                                       -----------     ----------     -----------

                                                       $       973     $   40,124     $    41,097
                                                       ===========     ==========     ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 8- COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Continued)

2002
First mortgage loans                                   $       840     $        -     $       840
Consumer and other loans                                         -            419             419
Commercial loans                                                 -          6,365           6,365
Home equity lines of credit                                      -         14,763          14,763
Commercial lines of credit                                       -         13,612          13,612
Stand-by letters of credit                                       -          9,362           9,362
                                                       -----------     ----------     -----------

                                                       $       840     $   44,521     $    45,361
                                                       ===========     ==========     ===========

The interest rates on fixed-rate loan commitments ranged from 6.00% to 6.63% at year-end 2003 and 5.38% to 7.00% at year-end 2002.

Employment Agreements: The Corporation has employment agreements with certain officers of the Corporation and Cornerstone. The agreements provide for a term of employment for up to four years and a salary and performance review not less often than annually, as well as inclusion of the employee in any formally established employee benefit plan for which such personnel are eligible. The employment agreements also contain provisions with respect to payment should a change in control occur.

Liquidation Account: In conjunction with its conversion to a stock institution in 1994, the Corporation established a liquidation account of $21.7, which was equal to its total net worth as of the date of the latest statement of financial condition appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts with the Corporation after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 9 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

                                                           2003                           2002
                                                           ----                           ----
                                               Carrying          Fair          Carrying           Fair
                                                Amount           Value          Amount            Value
                                                ------           -----          ------            -----
Financial assets:
     Cash and cash equivalents              $      6,853     $      6,853    $     19,312     $     19,312
     Securities available for sale                32,735           32,735          46,001           46,001
     FHLB stock                                    9,335            9,335           8,971            8,971
     Loans, net                                  334,469          337,507         256,883          265,445
     Accrued interest receivable                   1,879            1,879           1,511            1,511

Financial liabilities:
     Deposits                                   (248,681)        (250,296)       (219,169)        (223,596)
     Borrowed funds                             (103,473)        (105,302)        (81,243)         (82,918)
     Advance payments by borrowers
       for taxes and insurance                      (638)            (638)           (644)            (644)
     Accrued interest payable                       (660)            (660)           (494)            (494)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair values of fixed-rate loans and loans that reprice less frequently than each year, are based on the rates charged at year-end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair values for certificates of deposit and borrowings are based on the rates paid at year-end for new deposits or borrowings applied until maturity. Estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered nominal. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair values of loans held for sale is based on market quotes.

NOTE 10 - INCOME TAXES

Income tax expense consisted of the following:

                                            2003           2002           2001
                                            ----           ----           ----
Current                                 $     1,063     $    1,073     $       827
Deferred                                        (26)           113             182
                                        -----------     ----------      ----------

                                        $     1,037     $    1,186     $     1,009
                                        ===========     ==========     ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 10 - INCOME TAXES(CONTINUED)

The sources of year-end gross deferred income tax assets and liabilities were as follows:

                                                                                   2003           2002
                                                                                   ----           ----
Deferred tax assets
     Deferred compensation and management
       recognition plan                                                         $      145     $       117
     Allowance for loan losses                                                         612             596
     Unrealized loss on securities available for sale                                    8              35
     Deferred loan fees                                                                102               -
                                                                                ----------     -----------
                                                                                       867             748
Deferred tax liabilities
     Accumulated depreciation                                                           23              62
     FHLB stock dividends                                                            1,564           1,440
     Unrealized gain on securities available for sale                                    -             243
     Loan servicing                                                                    103             103
                                                                                ----------     -----------
                                                                                     1,690           1,848
                                                                                ----------     -----------
                                                                                $     (823)    $    (1,100)
                                                                                ==========     ===========

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

                                                               2003           2002           2001
                                                               ----           ----           ----
Income tax computed at the
  statutory tax rate                                       $     1,203     $    1,201     $       981
Tax-exempt income                                                  (59)           (38)             (3)
Tax-exempt life insurance earinings                               (143)            (6)             (5)
Tax effect of other items                                           36             29              36
                                                           -----------     ----------     -----------

                                                           $     1,037     $    1,186     $     1,009
                                                           ===========     ==========     ===========

Effective tax rate                                                29.3%          33.6%           35.0%
                                                           ===========     ==========     ===========

Retained earnings at December 31, 2003 and 2002 include $8,709 for which no provision for federal income taxes has been made. This amount represents the qualifying and nonqualifying tax bad debt reserve as of December 31, 1987, which is the Corporation's base year for purposes of calculating the bad debt deduction for tax purposes. The related amount of unrecognized deferred tax liability was $2,961 at December 31, 2003 and 2002. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 11 - REGULATORY CAPITAL REQUIREMENTS

Banks are subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. At year-end 2003 and 2002, management believes Cornerstone is in compliance with all regulatory capital requirements. Cornerstone is considered well capitalized under the Federal Deposit Insurance Act at year-end 2003 and 2002. Management is not aware of any matters subsequent to December 31, 2003 that would cause Cornerstone's capital category to change.

The following is a reconciliation of capital under accounting principles generally accepted in the United States of America, as shown on the accompanying consolidated balance sheets, to the Bank's regulatory capital at year-end 2003 and 2002:

                                                                          2003               2002
                                                                          ----               ----
Total shareholders' equity per financial statements                 $       44,357     $       43,205
Nonallowable items:
    Parent Corporation equity                                               (3,078)            (1,979)
    Unrealized (gain)/ loss on securities available for sale                    16               (472)
                                                                    --------------     --------------
Tier I (core) and tangible capital                                          41,295             40,754
Additional capital items:
    General valuation allowances (limited)                                   1,792              1,663
                                                                    --------------     --------------

Total risk-based capital                                            $       43,087     $       42,417
                                                                    ==============     ==============

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE-11-REGULATORY CAPITAL REQUIREMENTS (Continued)

At year-end 2003 and 2002, Cornerstone's actual capital levels and minimum required levels were as follows:

                                                                                                      Minimum
                                                                                                  Required To Be
                                                                        Minimum Required         Well Capitalized
                                                                           For Capital             Under  Prompt
                                                   Actual               Adequacy Purposes       Action Regulations
                                                   ------               -----------------       ------------------
                                               Amount     Ratio          Amount     Ratio        Amount     Ratio
                                               ------     -----          ------     ----         ------     -----
2003
Total capital (to risk-weighted assets)      $  43,087     14.7%       $  23,510     8.0%       $  29,388    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         41,295     14.0           11,755     4.0           17,633     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 41,295     10.3           15,980     4.0           19,975     5.0
Tangible capital (to adjusted total assets)     41,295     10.3            5,993     1.5              N/A

2002
Total capital (to risk-weighted assets)      $  42,417     17.0%       $  19,989     8.0%       $  22,428    10.0%
Tier 1 (core) capital (to
  risk-weighted assets)                         40,754     16.3            9,994     4.0           14,991     6.0
Tier 1 (core) capital (to adjusted
  total assets)                                 40,754     11.8           13,841     4.0           17,301     5.0
Tangible capital (to adjusted total assets)     40,754     11.8            5,190     1.5              N/A

Banking regulations limit capital distributions by banks. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution.

Cornerstone may make a capital distribution without the approval of the OTS provided it notifies the OTS 30 days before it declares the capital distribution and it meets the following requirements: (i) has a regulatory rating in one of the two top examination categories, (ii) is not of supervisory concern, and will remain adequately-or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT CORPORATION ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Ohio Financial Corporation is as follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                                    2003          2002
                                                                                    ----          ----
ASSETS
     Cash and cash equivalents                                                  $    2,625     $     1,484
     Investment in bank subsidiary                                                  41,279          41,226
     Intercompany receivables                                                          119             357
     Other assets                                                                      334             271
                                                                                ----------     -----------
         Total assets                                                           $   44,357     $    43,338
                                                                                ==========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Other liabilities                                                          $        -     $       133
     Shareholders' equity                                                           44,357          43,205
                                                                                ----------     -----------
         Total liabilities and shareholders' equity                             $   44,357     $    43,338
                                                                                ==========     ===========

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                          2003           2002           2001
                                                                          ----           ----           ----
INTEREST AND DIVIDEND INCOME
     Dividends from subsidiaries                                       $     2,700    $     2,000    $     2,000
     Loan to ESOP                                                               20             37             54
     Other                                                                      17             17             27
                                                                       -----------    -----------    -----------
         Total interest and dividend income                                  2,737          2,054          2,081

Operating expenses                                                            (541)          (442)          (412)
                                                                       -----------    -----------    -----------

INCOME BEFORE INCOME TAXES AND DISTRIBUTIONS
  IN EXCESS OF EARNINGS OF SUBSIDIARY                                        2,196          1,612          1,669

Income tax benefit                                                             165            132            113
                                                                       -----------    -----------    -----------

INCOME BEFORE DISTRIBUTIONS IN EXCESS OF
  EARNINGS OF SUBSIDIARY                                                     2,361          1,744          1,782

Undistributed subsidiary earnings                                              140            603             93
                                                                       -----------    -----------    -----------

NET INCOME                                                             $     2,501    $     2,347    $     1,875
                                                                       ===========    ===========    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 12 - PARENT CORPORATION ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                          2003             2002           2001
                                                                          ----             ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $     2,501    $     2,347    $     1,875
     Adjustments to reconcile net income to cash
       provided by operations:
         Undistributed subsidiary earnings                                    (140)          (603)           (93)
         Compensation expense on ESOP and MRP shares                           412            358            313
         Changes in:
         Other assets and other liabilities                                   (597)          (339)           (11)
                                                                       -----------    -----------    -----------
              Net cash from operating activities                             2,176          1,763          2,084

CASH FLOWS FROM INVESTING ACTIVITIES
     Change in intercompany advances/receivables                               238            (99)           (85)
                                                                       -----------    -----------    -----------
              Net cash from investing activities                               238            (99)           (85)

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                                                    (1,730)        (1,723)        (1,709)
     Proceeds from stock options exercised                                   1,158            312             53
     Purchase of treasury stock                                               (701)          (443)        (1,200)
                                                                       -----------    -----------    -----------
              Net cash from financing activities                            (1,273)        (1,854)        (2,856)
                                                                       -----------    -----------    -----------

Net change in cash and cash equivalents                                      1,141           (190)          (857)

Cash and cash equivalents at beginning of year                               1,484          1,674          2,531
                                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $     2,625    $     1,484    $     1,674
                                                                       ===========    ===========    ===========

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 13 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation were as follows:

                                                                        2003            2002              2001
                                                                        ----            ----              ----
Basic earnings per common share
     Net income                                                    $        2,501   $        2,347   $        1,875
                                                                   ==============   ==============   ==============

     Weighted average common shares outstanding                         1,753,590        1,758,510        1,780,119
     Less:  Average unallocated ESOP shares                               (16,701)         (31,579)         (46,458)
     Less:  Average nonvested MRP shares                                   (2,686)          (3,531)          (4,422)
                                                                   --------------   --------------   --------------

     Average shares                                                     1,734,203        1,723,400        1,729,239
                                                                   ==============   ==============   ==============

     Basic earnings per common share                               $         1.44   $         1.36   $         1.08
                                                                   ==============   ==============   ==============

Diluted earnings per common share
     Net income                                                    $        2,501   $        2,347   $        1,875
                                                                   ==============   ==============   ==============

     Weighted average common shares outstanding for basic
      earnings per  common shares                                       1,734,203        1,723,400        1,729,239
     Add:  Dilutive effects of stock options                               30,760           17,666           11,701
                                                                   --------------   --------------   --------------

     Average shares and dilutive potential
       common shares                                                    1,764,963        1,741,066        1,740,940
                                                                   ==============   ==============   ==============

     Diluted earnings per common share                             $         1.42   $         1.35   $         1.08
                                                                   ==============   ==============   ==============

Stock options covering 6,834, 68,936 and 79,736 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001, respectively, as they were anti dilutive. In addition, nonvested MRP awards for 2,064, 3,725, and 3,687 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001, respectively as they were antidilutive.

                                   (Continued)

                       WESTERN OHIO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001
                  (Dollars in thousands, except per share data)

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2003 and 2002.

                                                                          Three months ended
                                                                          ------------------
December 31, 2003                                     March 31         June 30        September 30       December 31
                                                      --------         -------        ------------       -----------
Interest and dividend income                       $     4,729       $     4,634      $     4,406       $     4,787
Interest expense                                        (2,336)           (2,250)          (2,235)           (2,326)
                                                   -----------       -----------      -----------       -----------
Net interest income                                      2,393             2,384            2,171             2,461
Provision for loan losses                                  (84)              (84)             (63)              (55)
                                                   -----------       -----------      -----------       -----------
Net interest income after
  provision for loan losses                              2,309             2,300            2,108             2,406
Non-interest income                                        825               781            1,044             1,086
Non-interest expense                                    (2,246)           (2,237)          (2,252)           (2,496)
                                                   -----------       -----------      -----------       -----------
Income before income tax                                   888               844              900               996
Income tax expense                                        (267)             (229)            (252)             (318)
                                                   -----------       -----------      -----------       -----------
Net income                                         $       621       $       615      $       648       $       678
                                                   ===========       ===========      ===========       ===========

Earnings per share
  Basic                                            $      0.36       $      0.36      $      0.37       $      0.35
                                                   ===========       ===========      ===========       ===========
  Diluted                                          $      0.36       $      0.35      $      0.37       $      0.34
                                                   ===========       ===========      ===========       ===========
Dividends declared per share                       $      0.25       $      0.25      $      0.25       $      0.25
                                                   ===========       ===========      ===========       ===========

                                                                          Three months ended
                                                                          ------------------
December 31, 2002                                     March 31,       June 30,        September 30,     December 31
                                                      ---------       --------        -------------     -----------
Interest and dividend income                       $     5,469       $     5,593      $     5,290       $     5,029
Interest expense                                        (3,072)           (2,967)          (2,834)           (2,589)
                                                   -----------       -----------      -----------       -----------
Net interest income                                      2,397             2,626            2,456             2,440
Provision for loan losses                                  (84)              (84)             (91)              (84)
                                                   -----------       -----------      -----------       -----------
Net interest income after
  provision for loan losses                              2,313             2,542            2,365             2,356
Non-interest income                                        574               720              754             1,045
Non-interest expense                                    (2,208)           (2,302)          (2,230)           (2,396)
                                                   -----------       -----------      -----------       -----------
Income before income tax                                   679               960              889             1,005
Income tax expense                                        (230)             (328)            (298)             (330)
                                                   -----------       -----------      -----------       -----------
Net income                                         $       449       $       632      $       591       $       675
                                                   ===========       ===========      ===========       ===========

Earnings per share
  Basic                                            $      0.26       $      0.37      $      0.34       $      0.39
                                                   ===========       ===========      ===========       ===========
  Diluted                                          $      0.26       $      0.36      $      0.34       $      0.39
                                                   ===========       ===========      ===========       ===========
Dividends declared per share                       $      0.25       $      0.25      $      0.25       $      0.25
                                                   ===========       ===========      ===========       ===========

Shareholder Information

Board of Directors of Western Ohio Financial Corporation and Cornerstone Bank

David L. Dillahunt
Senior Vice President, Advest, Inc.
John W. Raisbeck
President and Chief Executive Officer, Cornerstone Bank
Howard V. Dodds
Chief Executive Officer, Howard's Foods, Inc.
John E. Field
Chairman of the Board, Wallace & Turner, Inc.
Jeffrey L. Levine
President, Larry Stein Realty and Levine Realty Co.
William N. Scarff
Chairman of the Board, Scarff's Nursery, Inc.
Aristides G. Gianakopoulos
President, The Champion Corporation
Pete Hackett
Retired Managing Partner, Clark Shaffer Hackett & Co.

Officers of Western Ohio Financial Corporation

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President
William E. Whitmoyer
Senior Vice President
Robert P. Brezing
Senior Vice President
Robert A. Kuehl
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary

Officers of Cornerstone Bank

John W. Raisbeck
President and Chief Executive Officer
John R. Clemmer
Senior Vice President, Retail Banking
William E. Whitmoyer
Senior Vice President, Retail Lending
Robert P. Brezing
Senior Vice President, Business Banking
Robert A. Kuehl
Senior Vice President, Treasurer & Chief Financial Officer
Deborah S. Horton
Corporate Secretary

Annual Report on Form 10-K

A copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge upon request to:

Investor Relations
Western Ohio Financial Corporation
28 East Main Street
P.O. Box 509
Springfield, OH 45501-0509
(937) 325-9990

Annual Meeting

The Annual Meeting of Shareholders of Western Ohio Financial Corporation will be held at 9:00 AM on Thursday, April 22, 2003, at the Springfield Inn, 100 South Fountain Avenue, Springfield, OH 45502.

Transfer Agent

Computershare Trust Corporation, Inc. serves as the transfer agent for Western Ohio Financial Corporation's shares. Communications regarding change of address, transfer of shares, and lost certificates should be sent to:

Computershare Trust Corporation, Inc.
350 Indiana St., Suite 800
Golden, CO 80401

Legal Counsel

Local Counsel
Martin Browne Hull & Harper
1 South Limestone Street
Springfield, OH 45502

Special Counsel
Katten Muchin Zavis Rosenman
1025 Thomas Jefferson St., N.W.
East Lobby, Suite 700
Washington, DC 20007-5201

Market Makers

Advest, Inc.
One Commercial Plaza
280 Trumbull Street
Hartford, CT 06103
(203) 525-1421

Dain Rauscher, Inc.
Suite 3000
500 West Madison Street
Chicago, IL 60604
(315) 855-7600

Friedman Billings Ramsey & Co.
Potomac Tower
18th Floor
1001 19th Street North
Arlington, VA 22209
(703) 312-9600

Keefe, Bruyette & Woods, Inc.
787 7th Ave., 4th Floor
New York, NY 10019
(800) 966-1559

McDonald Investments, Inc.
800 Superior Ave.
Cleveland, OH 44114-2603
(216) 443-2300

Sandler O'Neill & Partners, L.P.
919 Third Ave., 6th Floor
New York, NY 10022
(212) 466-7744

Office Locations

Visit any of our branch office locations!

We invite you to call on the Cornerstone Bank office nearest you for your personal and business banking needs. Stop by the office in your community to learn more, or call (800) 600-1884.

Main Springfield Office - (937) 325-4683
28 E Main Street
Springfield, OH 45502-1306

Upper Valley Office - (937) 323-8381
1480 Upper Valley Pike
Springfield, OH 45504-4024

New Carlisle Office - (937) 845-3256
210 N Main Street
New Carlisle, OH 45344-1837

Beavercreek Office - (937) 427-6361
3216 Seajay Drive
Beavercreek, OH 45430-1355

Yellow Springs Office - (937) 767-2060
50 Kahoe Lane
Yellow Springs, OH 45387-1237

Enon Office - (937) 864-1928
7601 Dayton Road
Fairborn, OH 45324-1903

Centerville Office - (937) 432-9705
6291 Wilmington Pike
Dayton, OH 45459-7108

                              (WESTERN OHIO LOGO)

                                                                  March 30, 2004


Dear Fellow Shareholder:

     On behalf of the Board of Directors and management of Western Ohio Financial Corporation (the "Company"), I cordially invite you to attend the Annual Meeting of Shareholders of the Company. The meeting will be held at 9:00 a.m., local time, on April 22, 2004 at the Springfield Inn located at 100 South Fountain Avenue, Springfield, Ohio.

     An important aspect of the meeting process is the shareholder vote on corporate business items. I urge you to exercise your rights as a shareholder to vote and participate in this process. Shareholders are being asked to elect three directors of the Company and to ratify the appointment of auditors.

     We encourage you to attend the meeting in person. Whether or not you plan to attend, PLEASE READ THE ENCLOSED PROXY STATEMENT AND THEN COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING POSTPAID RETURN ENVELOPE AS PROMPTLY AS POSSIBLE. This will save the Company additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

                                        Very truly yours,

                                        /s/ John W. Raisbeck

                                        John W. Raisbeck
                                        President and Chief Executive Officer

                       WESTERN OHIO FINANCIAL CORPORATION
                               28 East Main Street
                                  P.O. Box 509
                          Springfield, Ohio 45501-0509
                                 (937) 325-4683

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 22, 2004

     Notice is hereby given that the Annual Meeting of Shareholders (the "Meeting") of Western Ohio Financial Corporation (the "Company") will be held at the Springfield Inn located at 100 South Fountain Avenue, Springfield, Ohio on April 22, 2004 at 9:00 a.m., local time.

     A Proxy Card and a Proxy Statement for the Meeting are enclosed.

     The Meeting is for the purpose of considering and acting upon:

     1.   The election of three directors of the Company;

     2. The ratification of the appointment of Crowe, Chizek and Company, LLP as auditors for the Company for the fiscal year ending December 31, 2004;

and such other matters as may properly come before the Meeting, or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the Meeting.

     Any action may be taken on the foregoing matters at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned or postponed. Shareholders of record at the close of business on March 1, 2004 are the shareholders entitled to vote at the Meeting, and any adjournments or postponements thereof. A complete list of shareholders entitled to vote at the Meeting will be available at the main office of the Company during the ten days prior to the Meeting, as well as at the Meeting.

     You are requested to complete and sign the enclosed Proxy Card which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the Meeting in person.

                                        By Order of the Board of Directors

                                        /s/ John W. Raisbeck

                                        John W. Raisbeck
                                        President and Chief Executive Officer




Springfield, Ohio
March 30, 2004

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

                                 PROXY STATEMENT

                       WESTERN OHIO FINANCIAL CORPORATION
                               28 East Main Street
                                  P.O. Box 509
                          Springfield, Ohio 45501-0509
                                 (937) 325-4683

                         ANNUAL MEETING OF SHAREHOLDERS
                                 April 22, 2004

     This Proxy Statement is furnished in connection with the solicitation on behalf of the Board of Directors of Western Ohio Financial Corporation (the "Company") of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") which will be held at the Springfield Inn located at 100 South Fountain Avenue, Springfield, Ohio on April 22, 2004 at 9:00 a.m., local time, and all adjournments and postponements of the Meeting. The accompanying Notice of Annual Meeting of Shareholders and this Proxy Statement are first being mailed to shareholders on or about March 30, 2004. Certain of the information provided herein relates to Cornerstone Bank (the "Bank"), a wholly owned subsidiary of the Company.

     At the Meeting, shareholders of the Company are being asked to consider and vote upon (i) the election of three directors of the Company; and (ii) the ratification of the appointment of Crowe, Chizek and Company, LLP as the Company's independent auditors for the fiscal year ending December 31, 2004.

VOTE REQUIRED AND PROXY INFORMATION

     All shares of common stock of the Company, par value $.01 per share (the "Common Stock"), represented at the Meeting by properly executed proxies received prior to or at the Meeting and not revoked, will be voted at the Meeting in accordance with the instructions thereon. If no instructions are indicated, properly executed proxies will be voted for the director nominees and for the ratification of the appointment of Crowe, Chizek and Company, LLP as the Company's independent auditors for the fiscal year ending December 31, 2004. The Company does not know of any matters, other than as described in the Notice of Annual Meeting of Shareholders, which are to come before the Meeting. If any other matters are properly presented at the Meeting for action, the persons named in the enclosed Proxy Card and acting pursuant thereto will have the discretion to vote on such matters in accordance with their best judgment.

     Directors will be elected by a plurality of the votes present in person or represented by proxy at the Meeting and entitled to vote on the election of directors. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the Meeting and entitled to vote on the matter will be the act of the shareholders. Proxies marked abstain with respect to a matter and broker non-votes have the same effect as votes against the matter. One-third of the shares of the Common Stock, present in person or represented by proxy, shall constitute a quorum for purposes of the Meeting. Abstentions and broker non-votes will be treated as shares present at the Meeting for purposes of determining a quorum.

     Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Meeting and all adjournments thereof. Proxies may be revoked by: (i) filing with the Secretary of the Company at or before the Meeting a written notice of revocation bearing a later date than the proxy, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Secretary of the Company at or before the Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered to Deborah S. Horton, Secretary, at the address shown above.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     Shareholders of record as of the close of business on March 1, 2004 will be entitled to one vote for each share then held. As of that date, the Company had 1,779,822 shares of Common Stock issued and outstanding. The following table sets forth, as of March 1, 2004, information regarding share ownership of: (i) those persons or entities known by management to beneficially own more than five percent of the Common Stock, (ii) the executive officers listed below and (iii) all directors and executive officers of the Company and the Bank as a group. For information regarding the beneficial ownership of Common Stock by directors of the Company, see "Election of Directors -- General."

                                                                              SHARES         PERCENT
BENEFICIAL OWNER                                                        BENEFICIALLY OWNED   OF CLASS
Jewelcor Management, Inc.                                                   145,168(1)         8.15%
Western Ohio Financial Corporation Employee Stock Ownership Plan            108,844(2)         6.12%
Robert P. Brezing, Senior Vice President                                     17,223(3)         0.97%
John R. Clemmer, Senior Vice President                                        4,410(4)         0.25%
Richard K. Smith, Senior Vice President/Treasurer                             4,086(5)         0.23%
William E. Whitmoyer, Senior Vice President                                   7,185(6)         0.40%
All directors, nominees and executive officers (13 persons) as a group      322,008(7)        18.09%

----------

(1) As reported on a Schedule 13D (Amendment No. 2), (the "Schedule 13D/A") filed with the SEC on December 19, 2003 jointly by Jewelcor Management, Inc., Jewelcor Inc., S.H. Holdings, Inc., Seymour Holtzman and Evelyn Holtzman. According to the Schedule 13D/A, Jewelcor Management, Inc. and Seymour Holtzman have sole voting and dispositive power with regard to the 145,168 shares of common stock. As reported on the Schedule 13D/A, the address of the beneficial owners is: Seymour Holtzman, c/o Jewelcor Companies, 100 N. Wilkes-Barre Blvd., Wilkes-Barre, Pennsylvania 18702.

(2) The amount reported represents shares held by the Western Ohio Financial Corporation Employee Stock Ownership Plan (the "ESOP"), 101,405 shares of which have been allocated to accounts of participants. First Bankers Trust Co., N.A., Quincy, Illinois, the trustee of the ESOP, may be deemed to beneficially own the shares held by the ESOP which have not been allocated to the accounts of participants.

(3) The amount reported consists of 5,196 shares indirectly held in ESOP allocations, 66 shares directly held in 401(k) contributions, 1,938 shares directly held in the Cornerstone Bank Deferred Compensation Plan, 4,000 directly held unrestricted shares, 23 directly held restricted shares as well as 6,000 options to purchase shares of Common Stock which options are exercisable within 60 days of March 1, 2004.

(4) The amount reported consists of 637 shares indirectly held in ESOP allocations, 773 shares directly held in 401(k) contributions, 200 shares directly held in the Cornerstone Bank Deferred Compensation Plan, 800 directly held restricted shares as well as 2,000 options to purchase shares of Common Stock which options are exercisable within 60 days of March 1, 2004. Mr. Clemmer terminated his employment in February 2004.

(5) The amount reported consists of 357 shares directly held in 401(k) contributions, 200 shares directly held in the Cornerstone Bank Deferred Compensation Plan, 729 directly held unrestricted shares, 800 directly held restricted shares as well as 2,000 options to purchase shares of Common Stock which options are exercisable within 60 days of March 1, 2004. Mr. Smith terminated his employment in January 2004.

(6) The amount reported consists of 1,525 shares indirectly held in ESOP allocations, 400 shares directly held, 660 shares directly held in 401(k) contributions, 600 directly held restricted shares as well as 4,000 options to purchase shares of Common Stock which options are exercisable within 60 days of March 1, 2004.

(7) This amount includes shares held directly, including restricted shares and shares allocated under the ESOP to the accounts of the executive officers, as well as shares held in retirement accounts, in a fiduciary capacity or by certain family members or affiliated entities, with respect to which shares the respective directors and officers may be deemed to have sole voting and/or investment powers. This amount also includes an aggregate of 144,188 shares subject to options granted under the Company's 1995 Stock Option and Incentive Plan (the "Stock Option Plan") and the Company's 1998 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), which are exercisable within 60 days of March 1, 2004.

                              ELECTION OF DIRECTORS

GENERAL

     The Company's Board of Directors currently consists of eight members, each of whom is also a director of the Bank. The Board is divided into three classes, and approximately one-third of the directors are elected annually. Directors of the Company are generally elected to serve for a three-year term or until their respective successors are elected and qualified.

     The following table sets forth certain information, as of March 1, 2004, regarding the composition of the Company's Board of Directors, including each director's term of office. The Board of Directors acting as the nominating committee has recommended and approved the nominees identified in the following table. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to a nominee) will be voted at the Meeting FOR the election of the nominees identified below. If a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board of Directors may recommend. At this time, the Board of Directors knows of no reason why any nominee may be unable to serve, if elected. Except as disclosed herein, there are no arrangements or understandings between the nominees and any other person pursuant to which the nominees were selected.

                                                                                    SHARES OF
                                                                                  COMMON STOCK
                                    POSITION(S) HELD    DIRECTOR                  BENEFICIALLY  PERCENT OF
NAME                        AGE      IN THE COMPANY     SINCE(1)  TERM TO EXPIRE    OWNED(2)       CLASS
----                        ---      --------------     --------  --------------    --------       -----
                                                 NOMINEES
David L. Dillahunt           69  Chairman of the Board    1974         2007          34,946        1.96%
Howard V. Dodds              64  Director                 1995         2007          29,376        1.65%
John W. Raisbeck             64  Director, President      1997         2007          86,441        4.86%
                                 and Chief Executive
                                 Officer
                                      DIRECTORS CONTINUING IN OFFICE
Aristides G. Gianakopoulos   66  Director                 1998         2005          19,383        1.09%
Jeffrey L. Levine            52  Director                 1995         2005          30,700        1.72%
John E. Field                71  Director                 1992         2006          35,427        1.99%
William N. Scarff            75  Director                 1986         2006          45,271        2.54%
Peter J. Hackett             66  Director                 2003         2006           3,560        0.20%


----------

(1)  Includes service as a director of the Bank.

(2) Includes shares held directly, including restricted shares, as well as shares held in retirement accounts, in a fiduciary capacity or by certain family members or affiliated entities, with respect to which shares the respective directors may be deemed to have sole voting and/or investment powers. Included in the shares beneficially owned by the named individuals are options to purchase shares of Common Stock which options are exercisable within sixty days of March 1, 2004, totaling 14,170 for Mr. Field; 8,170 for Mr. Scarff; 14,170 for Mr. Dillahunt; 7,170 for Mr. Dodds; and 52,500 for Mr. Raisbeck; 17,004 for Mr. Gianakopoulos; 14,170 for Mr. Levine and 2,834 for Mr. Hackett.

     The principal occupation of each director of the Company and each of the nominees for director is set forth below. All directors and nominees have held their present position for at least five years unless otherwise indicated.

     David L. Dillahunt. Mr. Dillahunt is Senior Vice President of Advest Inc., a regional stock brokerage firm based in Hartford, Connecticut. He is responsible for sales and management of the Springfield, Ohio office.

     Howard V. Dodds. Mr. Dodds is Chief Executive Officer of Howard's Foods Inc., a five-store retail grocery chain headquartered in Springfield, Ohio. Mr. Dodds is also Chief Executive Officer of Spring Creek Foods, Inc., a two-store grocery chain with stores located in Springfield and London, Ohio and also a Partner and 50% owner of Dodds/Wenrick Real Estate.

     John W. Raisbeck. Mr. Raisbeck is President and Chief Executive Officer of the Company and the Bank, a position he has held since May 7, 1997. Mr. Raisbeck has been in the banking industry for over 30 years. Prior to joining the company, Mr. Raisbeck was associated with several financial institutions, including: Manufacturers Hanover Trust Company, New York, New York, where he was Assistant Vice President, National Division; United States Trust Company, New York, New York, where he was Vice President and Manager of the Southeastern Region for Corporate Banking; Charleston National Bank, Charleston, West Virginia, where he was an Executive Vice President of the Commercial and Retail Banking Group; Bank One, Youngstown, Ohio, where he was Executive Vice President and Credit Policy Officer; and most recently Liberty State Bank, Twinsburg, Ohio, where he served as President and Chief Executive Officer.

     Aristides G. Gianakopoulos. Mr. Gianakopoulos is President of (i) Rawac Plating Company, a metal finishing company; (ii) The Kreider Corporation, a metal stamping company; (iii) Corrotec, Inc., a plastics manufacturer; and (iv) the Champion Company, a chemical manufacturer.

     Jeffrey L. Levine. Mr. Levine is President of Larry Stein Realty and the Levine Realty Company, commercial and industrial real estate brokerage firms located in Dayton and Springfield, Ohio, respectively.

     John E. Field. Mr. Field is Chairman of the Board of Wallace & Turner, Inc., a full service insurance agency located in Springfield, Ohio, and a Director of Cincinnati Financial Corporation, a holding company for The Cincinnati Insurance Company.

     William N. Scarff. Mr. Scarff is Chairman of the Board of Scarff's Nursery, Inc., a major wholesale grower of nursery plants located in New Carlisle, Ohio. While the bulk of the company's sales are wholesale, they are also involved in landscaping and operate a garden center on site. Mr. Scarff is also President of Scarff's Land Company, located in New Carlisle, which holds land and buildings for lease.

     Peter J. Hackett, CPA. Mr. Hackett was formerly Chairman and Managing Partner of Clark Schaefer Hackett & Co. a regional Certified Public Accounting firm. Mr. Hackett retired in July 2003, but continues to work as a consultant for the firm. He specializes in tax, estate and succession planning services. Mr. Hackett is a member of the American Institute of CPAs and Ohio Society of CPAs. He has served two terms as Board Chairman of the Springfield Area

Chamber of Commerce and the Community Improvement Corporation. He has been active on many professional and civic boards and is currently Vice Chairman of Mercy Hospital Western Ohio and President Elect of the Springfield Rotary Club

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Meetings of the Company's Board of Directors are generally held on a monthly basis. The Board of Directors met 16 times during fiscal year 2003. No incumbent director of the Company attended fewer than 75% of the aggregate of the total number of Board meetings and the total number of meetings held by the committees of the Board on which he served during fiscal 2003.

     The Board of Directors of the Company has standing Nominating, Audit and MRP/Stock Option Committees.

Nominating Committee

     The full Board of Directors of the Company acts as a Nominating Committee for the annual selection of nominees for election as directors. Except for Mr. Raisbeck, all of the members of the Nominating Committee are independent as defined under Nasdaq listing standards. The Nominating Committee does not have a charter. The Nominating Committee will consider director candidates recommended by shareholders. Pursuant to the Company's Bylaws, nominations for directors by shareholders must be made in writing and delivered to the Secretary of the Company at least 30 days prior to the annual meeting and such written nomination must contain certain information as provided in the Company's Bylaws. While the Board of Directors will consider nominees recommended by shareholders, it has not actively solicited nominations.

     The Nominating Committee considers director candidates from a variety of sources, including members of the Board and management, business contacts and community leaders. All potential candidates should have the highest personal integrity, meet all regulatory requirements and have a record of exceptional ability and judgment. Other than as may exist in the Company's Bylaws, there is no strict set of requirements; rather the Nominating Committee evaluates director candidates with a view towards experience that is in the best interests of the Company and its shareholders.

Audit Committee

     The Audit Committee is composed of Directors Field, Scarff, Gianakopoulos, Levine and Hackett and operates under a written charter that was adopted by the full Board of Directors. Each of the members of the Audit Committee is independent as defined under the National Association of Securities Dealers' listing standards. The Board of Directors has determined that Peter J. Hackett is an audit committee financial expert, as defined by SEC rules. The Audit Committee currently meets at least quarterly and is responsible for reviewing the annual audit report and making recommendations to the Board of Directors with respect to the Bank's independent auditors. The Company currently has no formal Audit Committee pre-approval procedures in place that permit management to engage the auditors with respect to pre-approved services. It is the Company's policy that the Audit Committee approves in advance all services to be provided by the auditors. This committee met five times during fiscal year 2003.

MRP/Stock Option Committee

     The MRP/Stock Option Committee is responsible for administering the Stock Option Plan, the Management Recognition Plan (the "MRP") and the Omnibus Incentive Plan, and is composed of Directors Field, Dodds and Dillahunt. During fiscal year 2003, this committee met one time.

Shareholder Communication with the Board

     Shareholders may communicate to the Board of Directors by putting correspondence in writing and sending it to the attention of Deborah S. Horton, Secretary, Western Ohio Financial Corporation, 28 E. Main Street, P.O. Box 509, Springfield, Ohio 45501-0509. The Company Secretary will forward shareholder communications to the member or members of the Board that can address the matter.

Information Regarding the Bank

     The Bank's Board of Directors generally meets monthly and may have additional special meetings upon request of the Chairman of the Board, the President or one-third of the directors. The Board of Directors of the Bank met 12 times during fiscal year 2003. No incumbent director of the Bank attended fewer than 75% of the aggregate of the total number of Board meetings and the total number of meetings held by the committees of the Board of Directors on which he served during fiscal 2003.

     The Board of Directors of the Bank has standing Executive and Compensation Committees. The Board selects members for service on all committees.

     The Bank's Executive Committee generally acts in lieu of the full Board of Directors between Board meetings. This committee consists of Directors Dillahunt and Levine, and President Raisbeck. During fiscal year 2003, this committee met 26 times.

     The Bank's Compensation Committee makes recommendations to the Board with respect to the salary and incentive compensation of the chief executive officer and those executive officers named in the Summary Compensation Table whose annual salary is in excess of $100,000. The current members of the Compensation Committee are Directors Field, Dodds and Gianakopoulos, all of whom are deemed independent as defined under Nasdaq listing standards. This committee met two times during fiscal year 2003.

EXECUTIVE COMPENSATION

     The Company has not paid any compensation to its executive officers since its formation. The Company does not presently anticipate paying any compensation to such persons until it becomes actively involved in the operation or acquisition of a business other than the Bank and its subsidiaries.

     The executive officers of the Company also hold the same positions with the Bank and receive compensation from the Bank. The following table sets forth information concerning the compensation for services in all capacities to the Bank for fiscal year 2003 of its Chief Executive Officer, its Senior Vice Presidents and its Senior Vice President, Treasurer and Chief Financial Officer ("Named Executive Officers"). No other executive officer of the Bank received compensation of salary and bonus in excess of $100,000 in fiscal year 2003.

                           SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION                         LONG TERM COMPENSATION AWARDS
                                          -------------------                         -----------------------------
                                                                           OTHER         RESTRICTED
                                                                           ANNUAL           STOCK        OPTIONS/        ALL OTHER
                                                    SALARY      BONUS   COMPENSATION       AWARD(S)        SARS         COMPENSATION
NAME AND PRINCIPAL POSITION                YEAR      ($)         ($)        ($)            ($)(4)           (#)             ($)
---------------------------                ----      ---         ---        ---            ------           ---             ---
John W. Raisbeck,                          2003    $237,797    $58,577       --               --              --         $36,516(1)
  President, Chief Executive               2002    $231,358    $55,819       --          $29,260(2)           --         $33,816
  Officer and Director                     2001    $224,370    $29,660       --               --              --         $35,509
Robert P. Brezing,                         2003    $138,070    $34,905       --               --              --         $32,261(3)
  Senior Vice President                    2002    $133,559    $32,593       --               --              --         $27,984
                                           2001    $128,797    $17,100       --               --              --         $27,050
John R. Clemmer,                           2003    $120,135    $28,037       --               --              --         $22,707(7)
  Senior(11) Vice President                2002    $ 70,417    $16,539       --          $20,990(9)        2,000         $   168
Richard K. Smith,                          2003    $111,147    $26,778       --               --              --         $   602(8)
  Senior(12) Vice President, Treasurer
  and CFO                                  2002    $ 14,151         --       --          $20,020(10)       2,000         $    17
William E. Whitmoyer,                      2003    $110,127    $26,248       --               --              --         $27,532(5)
  Senior Vice President                    2002    $ 99,701    $27,611       --               --           2,000         $18,916
                                           2001    $ 56,029    $ 8,500       --          $17,900(6)        2,000         $    56

----------

(1) Includes group term life insurance payments of $1,481, ESOP allocations of $29,866 and 401(k) contributions of $5,169 for Mr. Raisbeck for fiscal 2003.

(2) Represents the dollar value of an award of 1,540 shares of restricted stock based upon the $19.00 closing price on February 13, 2002, the date of grant. The shares of restricted stock fully vested on the date of grant. Dividends are paid on the restricted shares to the extent and on the same date as dividends that are paid on all other outstanding shares of Common Stock. The aggregate holdings of restricted stock awards held by Mr. Raisbeck on December 31, 2003 was 7,540 shares. Based on the closing price of $32.08 on December 31, 2003, the aggregate value of the 7,540 shares of restricted stock was $241,883.

(3) Includes group term life insurance payments of $470, ESOP allocations of $26,979 and 401(k) contributions of $4,812 for Mr. Brezing for fiscal 2003.

(4) The entire amount of an MRP (restricted stock) award is disclosed as compensation in the year granted.

(5) Includes group term life insurance payment of $289, ESOP allocation of $23,098 and 401(k) contribution of $4,145 for Mr. Whitmoyer for fiscal 2003.

(6) Represents the dollar value of an award of 1,000 shares of restricted stock based upon the $17.90 closing price on June 21, 2001, the date of grant. The shares of restricted stock shall vest in five equal annual installments (the first two installments having vested on June 21, 2002 and June 21, 2003), provided that Mr. Whitmoyer maintains "Continuous Service" (as defined in the MRP) with the Company. Dividends are paid on the restricted shares to the extent and on the same date as dividends that are paid on all other outstanding shares of Common Stock. The aggregate holdings of restricted stock awards held by Mr. Whitmoyer on December 31, 2003 was 1,000 shares, of which 600 had not yet vested as of that date. Based on the closing price of $32.08 on December 31, 2003, the aggregate value of the 1,000 shares of restricted stock was $32,080 ($12,832 for the fully vested shares).

(7) Includes group term life insurance payments of $335, ESOP allocations of $20,435 and 401(k) contributions of $1,937 for Mr. Clemmer for fiscal 2003.

(8) Includes group term life insurance payments of $106 and 401(k) contributions of $496 for Mr. Smith for fiscal 2003.

(9) Represents the dollar value of an award of 1,000 shares of restricted stock based upon the $20.99 closing price on May 28, 2002, the date of grant. The shares of restricted stock shall vest in five equal annual installments (the first installment having vested on May 28, 2003), provided that Mr. Clemmer maintains "Continuous Service" (as defined in the MRP) with the Company. Dividends are paid on the restricted shares to the extent and on the same date as dividends that are paid on all other outstanding shares of Common Stock. The aggregate holdings of restricted stock awards held by Mr. Clemmer on December 31, 2003 was 1,000 shares, of which 800 had not yet vested as of that date. Based on the closing price of $32.08 on December 31, 2003, the aggregate value of the 1,000 shares of restricted stock was $32,080 ($6,416 for the fully vested shares).

(10) Represents the dollar value of an award of 1,000 shares of restricted stock based upon the $20.02 closing price on November 4, 2002, the date of grant. The shares of restricted stock shall vest in five equal annual installments (the first installment having vested on November 4, 2003), provided that Mr. Smith maintains "Continuous Service" (as defined in the MRP) with the Company. Dividends are paid on the restricted shares to the extent and on the same date as dividends that are paid on all other outstanding shares of Common Stock. The aggregate holdings of restricted stock awards held by Mr. Smith on December 31, 2003 was 1,000 shares, of which 800 had not yet vested as of that date. Based on the closing price of $32.08 on December 31, 2003, the aggregate value of the 1,000 shares of restricted stock was $32,080 ($6,416 for the fully vested shares).

(11) Mr. Clemmer terminated his employment in February 2004.

(12) Mr. Smith terminated his employment in January 2004.

     There were no stock options or stock appreciation rights granted to the Named Executive Officers in 2003. The following table summarizes for each of the Named Executive Officers certain information relating to option exercises in the last fiscal year and unexercised stock options held by them and the value of such options at December 31, 2003. All options held by the Named Executive Officers are exercisable. The value of an unexercised, in-the-money option at fiscal year-end is the difference between its exercise or base price and the fair market value of the underlying stock on December 31, 2003, which was $32.08 per share, based on the closing price of the Company's common stock as reported on the Nasdaq National Market. These values have not been, and may never be, achieved. Actual gains, if any, on exercise will depend on the value of the Company's common stock on the date of such exercise. Unexercisable options are those that have not yet vested.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END 2003 OPTION VALUES

                                                               NUMBER OF                 VALUE OF
                                                               SECURITIES               UNEXERCISED
                                                               UNDERLYING              IN-THE-MONEY
                      SHARES ACQUIRED ON        VALUE      UNEXERCISED OPTIONS       OPTIONS AT FY-END
NAME                     EXERCISE (#)       REALIZED ($)      AT FY-END (#)                ($)
----                     ------------       ------------      -------------                ---
                                                               EXERCISABLE             EXERCISABLE
                                                               -----------             -----------
John W. Raisbeck                --                  --           52,500                  $646,075
Robert P. Brezing            4,000            $ 40,240            6,000                  $ 38,840
William E. Whitmoyer            --                  --            4,000                  $ 54,980
John R. Clemmer                 --                  --            2,000                  $ 22,180
Richard K. Smith                --                  --            2,000                  $ 24,120

COMPENSATION OF DIRECTORS

     Directors of the Company receive a fee of $500 per month for serving on the Board, except for the Chairman of the Board who receives $650 per month. With respect to the Board of Directors of the Bank, the Chairman of the Board receives a monthly fee of $1,450, directors receive a monthly fee of $1,250 and directors emeriti receive a monthly fee of $625. In addition, non-employee directors receive $400 per month for service on the Executive Committee and $200 per meeting for service on all other committees. The Chief Executive Officer does not receive any fees for his attendance at regularly scheduled Board meetings.

     Upon attainment of 75 years of age and after at least five years of service as a director of the Bank, directors of the Bank may become directors emeriti by a vote of the then existing Board of Directors and receive a fee equal to one-half of the fee paid to regular directors per meeting attended. Directors emeriti generally are elected to serve five year terms.

EMPLOYMENT AGREEMENTS

     The Bank has employment agreements with each of Messrs. Raisbeck, Brezing and Whitmoyer which are designed to assist the Bank in maintaining a stable and competent management team. The continued success of the Bank depends to a significant degree upon the skills and competence of its officers. The employment agreements provide for an annual base salary in an amount not less than the employee's current salary, and initial terms of four years for Mr. Raisbeck, and two years for Mr. Brezing and Mr. Whitmoyer. Each agreement provides for termination upon the employee's death, for cause or in certain events specified by Office of Thrift Supervision ("OTS") regulations. The employment agreements are also terminable by each employee upon 90 days notice to the Bank.

     In the event of an "involuntary termination", Mr. Raisbeck's employment agreement provides for a monthly payment to him equal to one-twelfth of his salary at his annual rate prior to termination and one-twelfth of the average of his bonus and cash incentive compensation over the preceding two full fiscal years, for the remaining term of his employment agreement or the period of three years following his date of termination, whichever is shorter. In the event of an "involuntary termination", Messrs. Brezing's and Whitmoyer's employment agreements provide for payment to them of a lump sum amount equal to the greater of their two year's salary or their applicable salary for the remaining term of the employment agreement. The termination payments are subject to reduction by the amount of all other compensation to the employee deemed for purposes of the Code to be contingent on a "change in control," and may not exceed three times the employee's average annual compensation over the most recent five year period or be non-deductible by the Bank for federal income tax purposes.

     Based upon their current salaries, if the employment of Messrs. Raisbeck, Brezing and Whitmoyer were terminated involuntarily as of December 31, 2003, under circumstances entitling them to severance pay as described above and assuming such circumstances would constitute a "change in control" under Section 280G of the Internal Revenue Code, they would each have been entitled to receive a lump sum cash payment of approximately $987,000 (which includes benefits due under a deferred compensation plan), $326,000 and $220,000, respectively. Messrs. Clemmer and Smith terminated their employment in February 2004 and January 2004, respectively.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Bank's Board of Directors has furnished the following report on executive compensation:

          The Company has not paid any cash compensation to its executive officers since its formation. All executive officers of the Company also currently hold positions with the Bank and receive cash compensation from the Bank. Decisions on cash compensation of the Bank's executive officers who earn less than $100,000 per year were made by Mr. Raisbeck. For executive officers who earn more than $100,000 per year, Mr. Raisbeck makes recommendations to the Compensation Committee which then makes its recommendations to the Full Board of Directors. The Compensation Committee also makes recommendations to the full Board regarding salary, bonus and incentive compensation of the chief executive officer.

     This report addresses the compensation policies for 2003 as they affected Mr. Raisbeck as the Chief Executive Officer of the Company and the Bank.

     Compensation Policies Toward the Chief Executive Officer Generally. The Compensation Committee's executive compensation policies are designed to provide a competitive level of compensation that integrates pay with the Company's annual and long-term performance goals, reward above average Company performance, recognize individual initiative and achievements, and assist the Company in attracting and retaining a qualified Chief Executive Officer. Target levels of the Chief Executive Officer's overall compensation are intended to be competitive with the compensation being paid to chief executive officers of a peer group of publicly traded banks and thrifts in Ohio and the Midwest. The Chief Executive Officer is also a participant in the Company's incentive compensation plans. The Compensation Committee targeted Mr. Raisbeck's total compensation at or near the total compensation paid to chief executive officers of comparable thrifts.

     In 1993, Section 162(m) was added to the Code, the effect of which was the elimination of the deductibility of compensation over $1 million, with certain exclusions, paid to certain highly compensated executive officers of publicly held corporations, such as, in the Company's case, Mr. Raisbeck. Section 162(m) applies to all remuneration (both cash and non-cash) that would otherwise be deductible for tax years beginning on or after January 1, 1994, unless expressly excluded. The compensation of Mr. Raisbeck was well below the $1 million threshold during fiscal 2003.

     Bonus Award and Determination of Chief Executive Officer's Compensation. Mr. Raisbeck was awarded a cash bonus during the year based on a review of his individual performance. The cash bonus awarded in 2003 was based upon Mr. Raisbeck's success in focusing the activities of the Bank and improving the Bank's overall performance.

                                        John E. Field (Chairman)

                                        Howard V. Dodds

                                        Aristides G. Gianakopoulos

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings with the SEC that might incorporate this proxy statement, in whole or in part, the following report shall not be deemed to be incorporated by reference into any filing.

          The Company's Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2003. In addition, the Committee has discussed with Crowe, Chizek and Company LLP (Crowe Chizek), the independent auditing firm for the Company, the matters required by Statements on Auditing Standards No. 61, Communications with Audit Committees.

          The Committee also has received the written disclosures from Crowe Chizek required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek its independence from the Company.

          Based on the foregoing discussions and reviews, the Committee has recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

          The table below shows fees for services rendered by Crowe Chizek to the Company and its affiliates during fiscal year 2003.

                            Audit Fees                                                                       $      71,583.30
                            Audit-Related Fees                                                                             -0-
                            Tax Fees                                                                         $      20,520.00
                            All Other Fees (Predominantly review of Bank Secrecy Act
                              procedures and professional fees associated with the Bank's
                              customer information file and related profitability reporting.)                $      11,905.28

          The Committee has been provided with information regarding the services provided by Crowe Chizek and has considered the compatibility of such services with maintaining the auditors' independence. All of the above services were approved by the Audit Committee.

                                        Respectfully submitted,
                                        The Audit Committee


                                        John E. Field (Chairman)
                                        Aristides G. Gianakopoulos
                                        Jeffrey L. Levine
                                        Peter J. Hackett
                                        William N. Scarff

STOCK PERFORMANCE PRESENTATION

     The line graph below compares the cumulative total shareholder return on the Company's Common Stock (based on an assumed $100 investment) to the cumulative total return of the Nasdaq Market Index, the SNL Thrift Index and the SNL Midwest Thrift Index for the period December 31, 1998 through December 31, 2003.

                           (TOTAL PERFORMANCE GRAPH)

CERTAIN TRANSACTIONS

     The Bank has followed a policy of granting loans to officers, directors and employees, if such loans are made in the ordinary course of business and on the same terms and conditions, including interest rates and collateral, as those of comparable transactions prevailing at the time, in accordance with the Bank's underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans to executive officers and directors must be approved by a majority of the disinterested directors and loans to other officers and employees must be approved by the Bank's President or designate. All loans by the Bank to its directors and executive officers are subject to OTS regulations restricting loan and other transactions with affiliated persons of the Bank. Federal law currently requires that all loans to directors and executive officers be made on terms and conditions comparable to those for similar transactions with non-affiliates. Loans to all directors and executive officers and their associates totaled approximately $5,657,705 at December 31, 2003, which amount was 13% of shareholders' equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2003.

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     The Board of Directors has renewed the Company's arrangement for Crowe, Chizek & Company LLP to be its auditors for the fiscal year ending December 31, 2004. Representatives of Crowe, Chizek & Company LLP are expected to attend the Meeting to respond to appropriate questions and to make a statement if they so desire.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF CROWE, CHIZEK AND COMPANY LLP AS THE COMPANY'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

                              SHAREHOLDER PROPOSALS

     In order to be eligible for inclusion in the Company's proxy materials for the next Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at the Company's main office located at 28 East Main Street, Springfield, Ohio 45501-0509, no later than November 30, 2004. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Otherwise, any shareholder proposal to take action at such meeting must be received at the Company's main office at 28 East Main Street, Springfield, Ohio 45501-0509 by February 21, 2005; provided, however, that in the event that the date of the annual meeting is held before March 23, 2005, or after May 22, 2005, the shareholder proposal must be received no later than the close of business on the later of the 60thday prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting was first made. All shareholder proposals must also comply with the Company's bylaws and Delaware law.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who beneficially own more than 10% of a registered class of the Company's securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2003, its officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

                                  OTHER MATTERS

     The Board of Directors is not aware of any business to come before the Meeting other than those matters described above in this Proxy Statement. However, if any other matter should properly come before the Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

     The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Common Stock. In addition to solicitation by mail, directors, officers and regular employees of the Company and/or the Bank may solicit proxies personally or by telegraph or telephone without additional compensation.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        /s/ John W. Raisbeck

                                        John W. Raisbeck

                                        President and Chief Executive Officer


Springfield, Ohio
March 30, 2004

                                                                         ANNEX E



                      WESTERN OHIO FINANCIAL CORPORATION'S



                         QUARTERLY REPORT ON FORM 10-Q



                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2004

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                   FORM 10-Q

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR QUARTERLY PERIOD ENDED MARCH 31, 2004

                         COMMISSION FILE NUMBER 0-24120

                             ---------------------


                       WESTERN OHIO FINANCIAL CORPORATION

             (Exact name of registrant as specified in its charter)


                   DELAWARE                                      31-1403116
       (State or other jurisdiction of                         (IRS Employer
        incorporation or organization)                      Identification No.)


               28 EAST MAIN STREET, SPRINGFIELD, OHIO 45501-0509
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (937) 325-9990

              (Registrant's telephone number, including area code)



     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes [X]     No [ ]



     Indicate by check mark whether the registrant is an accelerated filer (as
defined in Exchange Act Rule 12b-2).  Yes [ ]     No [X]



     Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.



                    Class:                              Outstanding at May 15, 2004
         Common stock, $.01 par value                     1,810,552 common shares
Transitional Small Business Disclosure Format                Yes [ ]    No [X]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       WESTERN OHIO FINANCIAL CORPORATION

                                     INDEX


                                                                        PAGE
                                                                        ----
PART I -- FINANCIAL INFORMATION (UNAUDITED)..........................    E-3
Item 1.  Condensed Financial Statements..............................    E-3
         Consolidated Balance Sheets.................................    E-3
         Consolidated Statements of Income and Comprehensive
         Income......................................................    E-4
         Consolidated Statements of Cash Flows.......................    E-5
         Notes to Condensed Consolidated Financial Statements........    E-6
Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations...................................   E-12
Item 3.  Quantitative and Qualitative Disclosure About Market Risk...   E-18
Item 4.  Controls and Procedures.....................................   E-18
PART II -- OTHER INFORMATION.........................................
Item 1.  Legal Proceedings...........................................   E-19
Item 2.  Changes in Securities and Use of Proceeds...................   E-19
Item 3.  Defaults Upon Senior Securities.............................   E-19
Item 4.  Submission of Matters to a Vote of Security Holders.........   E-19
Item 5.  Other Information...........................................   E-19
Item 6.  Exhibits and Reports on Form 8-K............................   E-20
SIGNATURES...........................................................   E-21

                       WESTERN OHIO FINANCIAL CORPORATION


                          CONSOLIDATED BALANCE SHEETS



ITEM 1.  CONDENSED FINANCIAL STATEMENTS



                                                               MARCH 31,    DECEMBER 31,
                                                                 2004           2003
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                (AMOUNTS IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
                                         ASSETS
Cash and cash equivalents...................................   $  9,223       $  6,853
Securities available for sale...............................     35,374         32,735
Federal Home Loan Bank stock................................      9,428          9,335
Loans, net..................................................    337,370        334,469
Real Estate Owned...........................................        162            323
Premises and equipment, net.................................      4,125          4,192
Bank owned life insurance...................................      9,196          9,122
Other assets................................................      2,608          2,511
                                                               --------       --------
     Total assets...........................................   $407,486       $399,540
                                                               ========       ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................   $257,530       $248,681
Borrowed funds..............................................    101,834        103,473
Other liabilities...........................................      2,788          3,029
                                                               --------       --------
     Total liabilities......................................    362,152        355,183
                                                               --------       --------
Shareholders' equity
  Common stock, $.01 par value, 7,250,000 shares authorized,
     2,645,000 shares issued................................         26             26
  Additional paid-in capital................................     40,777         40,709
  Unearned employee stock ownership plan shares.............        (60)          (119)
  Unearned management recognition plan shares...............        (50)           (51)
  Shares held by deferred compensation plan.................       (324)          (325)
  Treasury stock; 843,271 and 865,177 shares at cost,
     respectively...........................................    (16,981)       (17,493)
  Accumulated other comprehensive income....................        257            (16)
  Retained earnings.........................................     21,689         21,626
                                                               --------       --------
     Total shareholders' equity.............................     45,334         44,357
                                                               --------       --------
       Total liabilities and shareholders' equity...........   $407,486       $399,540
                                                               ========       ========


      See accompanying notes condensed consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                2004          2003
                                                              ---------     ---------
                                                                    (UNAUDITED)
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
INTEREST AND DIVIDEND INCOME
  Loans, including fees.....................................    $4,541        $4,143
  Securities................................................       233           484
  Interest-bearing deposits and overnight funds.............         8            14
  Other interest and dividend income........................        93            88
                                                                ------        ------
                                                                 4,875         4,729
                                                                ------        ------
INTEREST EXPENSE
  Deposits..................................................     1,348         1,352
  Borrowed funds............................................     1,026           984
                                                                ------        ------
                                                                 2,374         2,336
                                                                ------        ------
NET INTEREST INCOME.........................................     2,501         2,393
Provision for loan losses...................................        84            84
                                                                ------        ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........     2,417         2,309
                                                                ------        ------
NONINTEREST INCOME
  Service charges...........................................       578           564
  Net gain on sale of loans.................................        33            85
  Net gain on sale of securities............................        16            69
  Bank Owned Life Insurance.................................        83           125
  Other.....................................................        12           (18)
                                                                ------        ------
                                                                   722           825
NONINTEREST EXPENSE
  Salaries and employee benefits............................     1,200         1,162
  Occupancy and equipment...................................       232           239
  State franchise taxes.....................................       144           141
  Professional services.....................................       181           149
  Advertising...............................................        30            34
  Loss on sale of REO.......................................        15            --
  Data processing...........................................       193           200
  Other.....................................................       374           321
                                                                ------        ------
                                                                 2,369         2,246
                                                                ------        ------
Income before income taxes..................................       770           888
Income tax expense..........................................       258           267
                                                                ------        ------
NET INCOME..................................................       512           621
OTHER COMPREHENSIVE INCOME, NET OF TAX
  Unrealized gain (loss) on securities available for sale
     arising during this period.............................       284          (158)
  Reclassification adjustment for amounts realized on
     securities sales included in net income................       (11)          (46)
                                                                ------        ------
     Total other comprehensive income, net of tax...........       273          (204)
                                                                ------        ------
COMPREHENSIVE INCOME........................................    $  785        $  417
                                                                ======        ======
Earnings per common share
  Basic.....................................................    $  .29        $  .36
  Diluted...................................................    $  .28        $  .35
Dividends per common share..................................    $  .25        $  .25


      See accompanying notes condensed consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                                   (UNAUDITED)
                                                              (AMOUNT IN THOUSANDS)
NET CASH FROM OPERATING ACTIVITIES..........................  $    474    $    605
CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale:
     Maturities and principal payments......................     3,604       2,891
     Purchases..............................................    (8,250)         --
     Sales..................................................     2,328       1,718
  Net (increase) decrease in loans..........................    14,276      (2,125)
  Purchases of loans........................................   (17,340)    (20,813)
  Sales of real estate owned................................       281          --
  Premises and equipment expenditures.......................       (59)        (69)
  Proceeds from sale of premises and equipment..............        --           4
                                                              --------    --------
       Net cash from investing activities...................    (5,160)    (18,394)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits....................................     8,849      (2,218)
  Net decrease in advances from borrowers for taxes and
     insurance..............................................      (227)       (282)
  Purchase of treasury stock................................        --          --
  Cash dividends paid.......................................      (449)       (433)
  Proceeds from exercise of stock options...................       522          59
  Net increase (decrease) in short-term borrowings..........   (16,500)      7,454
  Proceeds from FHLB advances...............................    15,000          --
  Repayments on FHLB advances...............................      (139)       (400)
                                                              --------    --------
       Net cash from financing activities...................     7,056       4,180
                                                              --------    --------
Net change in cash and cash equivalents.....................     2,370     (13,609)
Cash and cash equivalents at beginning of period............     6,853      19,312
                                                              --------    --------
Cash and cash equivalents at end of period..................  $  9,223    $  5,703
                                                              ========    ========


      See accompanying notes condensed consolidated financial statements.

                       WESTERN OHIO FINANCIAL CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 -- PLAN OF MERGER INFORMATION


     The Company entered into a definitive Agreement and Plan of Merger with Wesbanco, Inc. ("Wesbanco") of Wheeling, West Virginia on April 1, 2004. Under the terms of the Agreement and Plan of Merger, Wesbanco will exchange a combination of its common stock and cash for the Company's common stock. The Company's shareholders will be able to elect a fixed exchange ratio of 1.18 shares of Wesbanco common stock or $35.00 in cash subject to certain limitations including that 55% of the Company's outstanding shares be exchanged for Wesbanco common stock. Common stock received by the Company's shareholders is anticipated to qualify as a tax-free exchange. Based upon a per share value of $35.00, the transaction is valued at $65.2 million. The transaction, which is subject to regulatory and the Company's shareholder approvals, is expected to be completed in the fourth quarter of 2004.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Basis of Presentation: The accompanying unaudited condensed consolidated financial statements have been prepared in accordance accounting principles generally accepted in the United States of America for interim financial reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Corporation's annual report on Form 10-K for the year ended December 31, 2003. The financial data and results of operations for interim periods presented may not necessarily reflect the results to be anticipated for the entire year. All operations are considered by management to be aggregated in one reportable operating system.

     Consolidation Policy: The financial statements include Western Ohio Financial Corporation (Western) and its wholly-owned subsidiary Cornerstone Bank (Cornerstone), together referred to as the Corporation. The financial statements of Cornerstone include the accounts of its wholly-owned subsidiary, CornerstoneBanc Financial Services, Inc. Intercompany transactions and balances are eliminated in consolidation.

     Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and the valuation of retained interests, including mortgage and other servicing assets, are particularly subject to change.

     Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Income tax expense is based on the effective rate expected to be applicable for the entire year.

     Earnings Per Common Share: Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. Employee Stock Ownership Plan (ESOP) shares are considered to be outstanding for the calculation unless unearned. Management Recognition Plan
(MRP) shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

                       WESTERN OHIO FINANCIAL CORPORATION

     Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock -- Based Compensation.


                                                              MARCH 31,   MARCH 31,
                                                                2004        2003
                                                              ---------   ---------
Net income:
  As reported...............................................    $512        $621
  Pro forma.................................................     505         622
Earnings per share:
  As reported
  Basic.....................................................     .29         .36
  Diluted...................................................     .28         .35
Pro forma
  Basic.....................................................     .28         .36
  Diluted...................................................     .28         .35

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                                2004       2003
                                                              --------   --------
Risk-free interest rate.....................................     2.72%         --
Expected option life........................................   5 Years         --
Expected stock price volatility.............................     15.32         --
Dividend yield..............................................     3.06%         --
Estimated fair value of options granted.....................  $   3.61         --

     New Accounting Standards: The Financial Accounting Standards Board (FASB) revised Interpretation 46, "Consolidation of Variable Interest Entities", in December 2003. The revised Interpretation changes the accounting model for consolidation from the current method based on consideration of control through voting interests to a model that considers who would incur the expected losses or receive the expected returns. The decision to consolidate now considers whether the entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in the entity lack the obligation to absorb expected losses or the right to receive residual returns or whether voting rights in the entity are proportional to the equity interest and substantially all the entities activities are conducted for an investor with minimal voting rights. The adoption of this standard did not have a material impact on the Corporation's financial position or results of operations.

     In December 2003, the FASB reissued Statement 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," as Statement 132R. This revised Statement requires additional disclosures as to expense recorded, assets, obligations, and cash flows related to these benefits or retirement plans. The adoption of this standard did not have a material effect on the Corporation's financial position or results of operations.

     In November 2003, the Emerging Issues Task Force (EITF) issued a consensus requiring additional numerical and narrative disclosures for debt and marketable equity securities that have unrealized losses. Issue

                       WESTERN OHIO FINANCIAL CORPORATION

03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was adopted by the Company in 2003 for these related disclosure requirements.

     In April 2003, the FASB issued Statement 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," requiring that commitments to make mortgage loans be accounted for as derivatives if the loans are to be held for sale. The commitment represents a written option and is therefore recorded at the fair value. In March 2003, the FASB issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities," which requires reporting mandatorily redeemable shares as liabilities. The Company adopted these Statements in 2003 and as of March 31, 2004, did not have financial instruments with these characteristics on the balance sheet.


NOTE 3 -- SECURITIES


     Securities available for sale were as follows:


                                                                          GROSS        GROSS
                                                               FAIR     UNREALIZED   UNREALIZED
                                                               VALUE      GAINS         LOSS
                                                              -------   ----------   ----------
                                                                   (AMOUNTS IN THOUSANDS)
MARCH 31, 2004
  U.S. government agencies..................................  $ 2,100      $ 19           --
  Municipal securities......................................    7,053        80           --
  Mortgage-backed securities................................   26,221       307          (17)
                                                              -------      ----        -----
     Total..................................................  $35,374      $406        $ (17)
                                                              =======      ====        =====
DECEMBER 31, 2003
  U.S. government agencies..................................  $ 4,094      $  8           (4)
  Municipal securities......................................    6,833        59           --
  Mortgage-backed securities................................   21,808        14         (100)
                                                              -------      ----        -----
     Total..................................................  $32,735      $ 81        $(104)
                                                              =======      ====        =====


     Gross proceeds from sales of securities during the quarter ended March 31, 2004 were $2.3 million, with gross gains of $16,000 included in earnings. Gross proceeds from sales of securities during the three-month period ending March 31, 2003 were $1.7 million, with gross gains of $69,000 included in earnings. Gross unrealized losses at March 31, 2004 are considered immaterial.

                       WESTERN OHIO FINANCIAL CORPORATION

NOTE 4 -- LOANS


     Loans were as follows:


                                                              MARCH 31,   DECEMBER 31,
                                                                2004          2003
                                                              ---------   ------------
                                                               (AMOUNTS IN THOUSANDS)
First mortgage loans secured by:
  One to four family residential............................  $185,996      $175,139
  Other properties..........................................   104,192       113,472
  Construction properties...................................     6,171         3,473
Other loans
  Home equity...............................................    24,915        24,426
  Consumer..................................................       668           749
  Commercial................................................    19,604        20,107
                                                              --------      --------
     Total loans............................................   341,546       337,366
Less:
  Net deferred loan fees, premiums and discounts............       361           217
  Loans in process..........................................    (2,681)       (1,313)
  Allowance for loan losses.................................    (1,856)       (1,801)
                                                              --------      --------
                                                              $337,370      $334,469
                                                              ========      ========


     Activity in the allowance for loan losses was as follows:


                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2004          2003
                                                              --------      --------
                                                              (AMOUNT IN THOUSANDS)
Beginning balance...........................................   $1,801        $1,806
Provision for loan losses...................................       84            84
Recoveries..................................................       23             2
Charge-offs.................................................      (52)           (7)
                                                               ------        ------
     Ending balance.........................................   $1,856        $1,885
                                                               ======        ======


     Nonperforming loans were $1.4 million at March 31, 2004 and December 31, 2003.

     Impaired loans were as follows:

                                                              MARCH 31,   DECEMBER 31,
                                                                2004          2003
                                                              ---------   ------------
Loans with no allocated allowance for loan losses...........    $835           293
Loans with allocated allowance for loan losses..............      --            --
     Total..................................................    $835          $293
                                                                ----          ----
Amount of the allowance for loan losses allocated to
  impaired loans............................................    $ --          $ --
                                                                ====          ====

                       WESTERN OHIO FINANCIAL CORPORATION

NOTE 5 -- DEPOSITS


     Deposits were as follows:


                                                              MARCH 31,   DECEMBER 31,
                                                                2004          2003
                                                              ---------   ------------
                                                               (AMOUNTS IN THOUSANDS)
Checking -- Noninterest bearing.............................  $ 13,800      $ 13,149
Checking -- Interest bearing................................    17,602        16,890
Money market accounts.......................................    75,628        66,945
Passbook and savings accounts...............................    12,263        11,885
Certificates of deposit:
  In denominations under $100,000...........................    87,148        89,039
  In denominations of $100,000 or more......................    20,362        20,076
Brokered Certificates of Deposit............................    30,727        30,697
                                                              --------      --------
     Total..................................................  $257,530      $248,681
                                                              ========      ========



NOTE 6 -- BORROWED FUNDS


     Borrowed funds consisted of advances from the Federal Home Loan Bank of Cincinnati ("FHLB") and are summarized by contractual maturity as follows:


                                              MARCH 31, 2004           DECEMBER 31, 2003
                                          -----------------------   -----------------------
                                                       WEIGHTED                  WEIGHTED
                                          BALANCE    AVERAGE RATE   BALANCE    AVERAGE RATE
                                          --------   ------------   --------   ------------
                                                       (AMOUNTS IN THOUSANDS)
FHLB advances maturing in:
  One year or less......................  $  7,701       4.63%      $ 23,386       2.63%
  Over 1 year to 3 years................    28,629       2.51         13,656       2.90
  Over 3 years to 5 years...............    50,705       4.72         50,754       4.72
  Over 5 years..........................    14,799       4.92         15,677       4.90
                                          --------       ----       --------       ----
     Total..............................  $101,834       4.12%      $103,473       4.03%
                                          ========       ====       ========       ====

                       WESTERN OHIO FINANCIAL CORPORATION

NOTE 7 -- EARNINGS PER COMMON SHARE


     The factors used in the earnings per share computation were as follows:


                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                2004          2003
                                                              --------      --------
                                                              (AMOUNTS IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
BASIC EARNINGS PER COMMON SHARE
  Net income................................................   $  512        $  621
                                                               ======        ======
  Weighted average common shares outstanding................    1,795         1,757
  Less: Average unallocated ESOP shares.....................       (7)          (23)
  Less: Average nonvested MRP shares........................       (1)           (3)
                                                               ------        ------
  Average shares............................................    1,787         1,731
                                                               ======        ======
  Basic earnings per common share...........................   $  .29        $  .36
                                                               ======        ======
DILUTED EARNINGS PER COMMON SHARE
  Net income................................................   $  512        $  621
                                                               ======        ======
  Weighted average common shares outstanding for basic
     earnings per common share..............................    1,787         1,731
  Add: Dilutive effects of average nonvested MRP shares.....       --            --
  Add: Dilutive effects of stock options....................       42            22
                                                               ------        ------
  Average shares and dilutive potential common shares.......    1,829         1,753
                                                               ======        ======
  Diluted earnings per common share.........................   $  .28        $  .35
                                                               ======        ======


     Stock options covering 2,000 and 66,936 shares of common stock were not considered in computing diluted earnings per common share for the three months ended March 31, 2004 and March 31, 2003, respectively, as they were antidilutive. In addition, nonvested MRP awards for 642 and 2,908 shares of common stock were not considered in computing diluted earnings per common share for the three months ended March 31, 2004 and March 31, 2003, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discusses the financial condition of the Company as of March 31, 2004 as compared to December 31, 2003, and the results of operations for the quarter ended March 31, 2004, compared with the comparable quarter of 2003. This discussion should be read in conjunction with the interim financial statements and footnotes included herein.

FORWARD-LOOKING STATEMENTS

     When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

     The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     Western Ohio's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

     The most significant policies followed by the Corporation are presented in
Note 1 to the consolidated financial statements. Management has identified the determination of the allowance for loan losses and the valuation of retained interests, including mortgage and other servicing assets, to be the accounting areas that require the most subjective or complex judgments, and as such would most likely be subject to subsequent revision as new information becomes available.

     The allowance for loan losses represents management's estimate of probable credit losses incurred in the loan portfolio at a particular balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and the timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions and collateral values, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet.

     Retained interests, including Mortgage Servicing Rights (MSRs), are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan prepayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. MSRs do not trade in an open market with active trading with readily available market prices. Because the values of these assets are sensitive to changes in assumptions, the valuation of retained interests, which in part is provided by an independent third party, is considered a critical accounting estimate. Management updates the valuation of MSRs quarterly, in part due to the assumptions relating to the prepayment of loans having a high degree of correlation with the movement of interest rates.

RECENT CORPORATE DEVELOPMENTS

     The Company entered into a definitive Agreement and Plan of Merger with Wesbanco, Inc. of Wheeling, West Virginia, on April 1, 2004. See Item 5, Part II, of this Form 10Q.

ANALYSIS OF FINANCIAL CONDITION

     Consolidated assets of the Company totaled $407.5 million at March 31, 2004, an increase of $8.0 million from the December 31, 2003 total of $399.5 million. The increase in assets was mainly comprised of an increase of $2.6 million in securities available for sale, an increase of $2.9 million in loans and an increase of $2.4 million in cash and cash equivalents.

     Net loans increased $2.9 million, or 0.9%, from $334.5 million at December 31, 2003 to $337.4 million at March 31, 2004. Traditional one-to-four family residential mortgage loans increased $10.9 million to $186.0 million at March 31, 2004 from $175.1 million at December 31, 2003, primarily due to the purchase of a mortgage loan pool totaling $15.2 million during the first quarter.

     Cash and cash equivalents increased by $2.4 million to $9.2 million at March 31, 2004, from $6.9 million at December 31, 2003. Cash and cash equivalents consist of cash, checking deposits and federal funds deposited at other financial institutions.

     Securities available for sale amounted to $35.4 million at March 31, 2004, and increased $2.6 million from $32.7 million at December 31, 2003. The increase was due to the purchase of securities of $8.3 million, which was partially offset by the sale of securities of $2.3 million and principal repayments and prepayments amounting to $3.6 million.


     Deposits at March 31, 2004 totaled $257.5 million, an increase of $8.8 million from $248.7 million at December 31, 2003. The increase occurred primarily in money market accounts due to the Bank's promotional pricing and the desire of retail banking customers to maintain balances in more liquid accounts in anticipation of rising rates. Certificates of deposit, which amounted to $138.2 million at March 31, 2004, declined by $1.6 million from the level at December 31, 2003 resulting from maturing account balances being transferred to money market accounts.


     FHLB advances at March 31, 2004 totaled $101.8 million reflecting a slight decline from $103.5 million at December 31, 2003. The majority of borrowed funds are invested in loans to leverage the Company's excess capital with the intent of improving the Company's return on equity over time.

     Total shareholders' equity increased $977,000, or 2.2%, from $44.4 million at December 31, 2003, to $45.3 million at March 31, 2004. This increase is primarily attributable to net income for the current quarter, stock options exercised and an increase in accumulated other comprehensive income for unrecognized gains on the available for sale securities. This was partially offset by dividend payments of $449,000 during the first quarter of 2004.

     As of March 31, 2004, the Company had commitments to make $2.2 million of residential loans and $7.9 million of non-residential real estate loans. It is expected that these loans will be funded within

30-90 days. The Company also had $2.7 million in commitments to fund loans on residential properties under construction as well as commitments to disburse $3.5 million on other mortgage loans. These commitments are anticipated to be filled within three to six months. Unused commercial lines of credit were $7.0 million and unused home equity lines of credit were $17.6 million. Commitments to originate nonmortgage loans total $387,000.

RESULTS OF OPERATIONS

     Operating results of the Company are affected by general economic conditions, monetary and fiscal policies of federal agencies and policies of agencies regulating financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by demand for real estate and other types of loans, which, in turn, is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

     The Company's net income is primarily dependent on its net interest income (the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities). Net income is also affected by the provision for loan losses, service charges, gains on sale of assets, other income, noninterest expense and income taxes. The Company's net income of $512,000 for the quarter ended March 31, 2004, represented a decrease of $109,000, or 17.6%, compared to the comparable quarter of 2003. The returns on average assets and average shareholders' equity for the quarter ended March 31, 2004, on an annualized basis, were 0.52% and 4.55%, respectively, compared to 0.73% and 5.77% for the same period in 2003. Earnings per share on a fully diluted basis of $0.28 for the quarter ended March 31, 2004 declined $0.07 from $0.35 for the comparable quarter of 2003.

     Net interest income is the largest component of the Company's income and is affected by the interest rate environment and volume and composition of interest-earning assets and interest-bearing liabilities. Net interest income totaled $2.5 million for the three months ended March 31, 2004 compared to $2.4 million for the same period in 2003. The year-over-year increase of $108,000 is due to a higher level of average interest-earning assets, which was mostly offset by a lower net interest margin. Average interest-earning assets of $376.4 million for the first quarter of 2004 exceeded the comparable quarter of 2003 of $325.0 million, or 15.8%. However, the net interest margin of 2.66% for the quarter ended March 31, 2004 declined by 33 basis points from 2.99% for the quarter ended March 31, 2003. The net interest margin decline was mainly attributable to the yield on average interest-earning assets of 5.18% for the first quarter of 2004 declining by 64 basis points from the level of the prior years' comparable quarter of 2003 while the rate paid on average interest-bearing liabilities of 2.74% only declined by 44 basis points for the comparable period of 2003.

     The Company remains liability sensitive whereby its interest-bearing liabilities will generally reprice more quickly than its interest-earning assets. Therefore, the Company's net interest margin will generally increase in periods of falling interest rates in the market and will decrease in periods of rising interest rates. Cornerstone is more sensitive to rising rates than declining rates. In a rising interest rate environment, because Cornerstone has primarily fixed-rate loans in its loan portfolio, the amount of interest Cornerstone would receive on its loans could increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Cornerstone would pay on its deposits could increase more rapidly as interest rates increase because Cornerstone's deposits generally have shorter periods to repricing.

     Interest and fees on loans totaled $4.5 million for the quarter ended March 31, 2004 compared to $4.1 million for the quarter ended March 31, 2003. The increase was mainly associated with higher average loan balances in the first quarter of 2004 versus the prior years' comparable quarter, which was partially offset by lower yields on newly originated loans. The average yield earned on the portfolio on an annualized basis, declined to 5.51% for the quarter ended March 31, 2004 from 6.23% for the same period in 2003.

     Interest and dividends on securities totaled $233,000 for the three months ended March 31, 2004, and $484,000 for the three months ended March 31, 2003. The decline was attributed to lower average balances in the first quarter of 2004 compared to the comparable quarter of 2003 coupled with accelerated prepayments of collateralized mortgage obligations that resulted in accelerated amortization of purchase premiums.

     Interest on deposits totaled $1.3 million for the quarter ended March 31, 2004 and was essentially the same as the quarter ended March 30, 2003. Although average interest-bearing liabilities of $347.8 million for the first quarter of 2004 increased by $49.8 million, or 16.7%, from the average for the comparable quarter of 2003, interest expense on deposits remained flat. The benefit of lower interest rates on all deposit products and the shift in mix from certificates of deposits to more cost-effective checking and money market accounts offset the increased cost associated with a higher level of interest-bearing liabilities.

     Interest on FHLB advances of $1.0 million for the quarter ended March 31, 2004 increased $42,000 compared to $984,000 for the quarter ended March 31, 2003. The increase was due to a higher average outstanding balance for FHLB advances in the first quarter of 2004 versus the comparable quarter of 2003 partially offset by the lower cost of new advances.

     The Company maintains an allowance for loan losses in an amount, which, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, ultimate adequacy of the allowance is dependent on a variety of factors, including performance of the Company's loan portfolio, the economy, changes in real estate values and interest rates and the view of the regulatory authorities toward loan classifications. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, changes in size and composition of the loan portfolio and specific borrower considerations, including ability of the borrower to repay the loan and the estimated value of the underlying collateral. The provision for loan losses totaled $84,000 for the three months ended March 31, 2004, consistent with the level for the three months ended March 31, 2003.

     Net charge-offs amounted to $29,000 for the quarter ended March 31, 2004 as compared to $5,000 for the quarter ended March 31, 2003. Based upon the current level of charge-offs, the level of impaired and nonperforming loans and the collateral supporting those loans, and the local and regional economic conditions, management believes that the total allowance of $1.9 million on total loans at March 31, 2004 is adequate. The Corporation will continue to review its allowance for loan losses and make further provisions as required dependent upon the economic and asset quality conditions.

     Noninterest income totaled $722,000 for the three months ended March 31, 2004 compared to $825,000 for the comparable period of 2003, reflecting a decline of $103,000, or 12.5%. An increase in service charges year-over-year was more than offset by a decline in gains on the sale of loans and securities coupled with a decline in Bank Owned Life Insurance (BOLI). Service charges on loans and deposits increased $14,000, or 2.5%, from $564,000 for the quarter ended March 31, 2003 to $578,000 for the quarter ended March 31, 2004. The Company's overdraft honor program, which provides to most customers the courtesy of honoring checks drawn on insufficient balances, up to limits established by management, was the primary reason for the increase in service charges on deposits. Additionally, the Company recognized loan sale gains of $33,000 on loan sales of $1.4 million for the quarter ended March 31, 2004 compared to $85,000 on loan sales of $4.5 million for the comparable quarter of 2003. Gains on the sale of securities were $16,000 for the quarter ended March 31, 2004, versus $69,000 for the comparable quarter of 2003. The BOLI income, which amounted to $83,000 for the first quarter of 2004, reflected a decrease of $42,000, or 33.6%, from the comparable quarter of 2003 due to the change from a guaranteed rate from the insurance carriers in the initial year of the policies to market rates in the current year.


     Noninterest expense amounted to $2.4 million for the first quarter of 2004, which amounted to an increase of $123,000, or 5.5% above the level of $2.2 million for the first quarter of 2003. The major expense increases were comprised of an increase in employee stock ownership plan (ESOP) expense of approximately $40,000 due to a significantly higher stock price during the first quarter of 2004 relative to the comparable quarter of 2003 and an increase in loan fees of approximately $44,000 for purchased mortgage loans. The resulting income for the purchased mortgage loans more than offset the increased expense. Professional services, which totaled $181,000 in the first quarter of 2004, accounted for increased spending of $32,000, or 21.5%, relative to the prior years' comparable quarter due to legal and internal audit expenses, which are outsourced by the Company. Expenses associated with occupancy and equipment, advertising, franchise taxes, and data processing in the first quarter of 2004 were little changed from the first quarter of 2003.

     The change in income tax is primarily attributable to the change in income before income taxes. Income tax expense totaled $258,000 and $267,000, or an effective rate of 33.5% and 30.1%, for the three months ended March 31, 2004 and March 31, 2003 respectively. This effective tax rate increase is due primarily to a one-time adjustment in the first quarter of 2004 for $16,660.

LIQUIDITY

     Office of Thrift Supervision ("OTS") regulations presently require Cornerstone Bank to maintain sufficient liquidity to assure its safe and sound operation. To that end, Cornerstone Bank maintains investments having maturities of 5 years or less, sells loans into the secondary market and borrows funds from the FHLB. These activities are intended to provide a source of relatively liquid funds on which Cornerstone may rely, if necessary, to fund deposit withdrawals or other short-term funding needs. At March 31, 2004 Cornerstone had commitments to originate residential loans totaling $2.2 million and $7.9 million of non-residential real estate loans. In addition, Cornerstone had $2.7 million in commitments to fund loans on residential properties under construction as well as $3.5 million in commitments to fund other mortgage loans. Unused commercial lines of credit were $7.0 million and unused home equity lines of credit were $17.6 million. Commitments to originate nonmortgage loans total $387,000. Cornerstone considers its liquidity sufficient to meet its outstanding short and long-term needs.

CAPITAL RESOURCES

     Cornerstone is required by regulations to meet certain minimum capital requirements, which must be generally as stringent as standards established for commercial banks. Current minimum capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for Cornerstone, consists solely of tangible capital) of 4.0% of adjusted total assets, except for institutions with the highest examination rating and acceptable levels of risk, and risk-based capital (which, for Cornerstone, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

     The following table summarizes Cornerstone's minimum regulatory capital requirements and actual levels of tangible, core and risk-based capital at March 31, 2004.


                                                                 EXCESS OF ACTUAL
                                            MINIMUM CURRENT    CAPITAL OVER CURRENT
                        ACTUAL CAPITAL        REQUIREMENT           REQUIREMENT
                       -----------------   -----------------   ---------------------   APPLICABLE
                       AMOUNT    PERCENT   AMOUNT    PERCENT    AMOUNT      PERCENT    ASSET TOTAL
                       -------   -------   -------   -------   ---------   ---------   -----------
                                                 (DOLLARS IN THOUSANDS)
Tangible capital.....  $41,983    10.3%    $ 6,106     1.5%     $35,877       8.8%      $407,091
Core capital.........   41,983    10.3      16,284     4.0       25,699       6.3        407,091
Risk-based capital...   43,781    15.1      23,166     8.0       20,615       7.1        289,580


     Cornerstone also exceeded the minimum requirements to be considered well capitalized under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991.

     The following table indicates the amounts of significant commitments at March 31, 2004.


                                                           FIXED    VARIABLE
                                                            RATE      RATE      TOTAL
                                                           ------   --------   -------
First Mortgage Loans.....................................  $2,200   $    --    $ 2,200
Consumer and Other Loans.................................      --       387        387
Commercial Loans.........................................      --     7,865      7,865
Home Equity Lines of Credit..............................      --    17,644     17,644
Commercial Lines of Credit...............................      --     7,028      7,028
Stand-By Letters of Credit...............................      --     9,135      9,135
                                                           ------   -------    -------
                                                           $2,200   $42,059    $44,259
                                                           ======   =======    =======

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the risk that the Company's financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. One method used to analyze the Company's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology. NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities.

     The following tables present an analysis of the potential sensitivity of the Bank's net present value of its financial instruments to sudden and sustained changes in the prevailing interest rates.


                                               MARCH 31, 2004               DECEMBER 31, 2003
                                         ---------------------------   ---------------------------
                                         $ CHANGE   % CHANGE    NPV    $ CHANGE   % CHANGE    NPV
CHANGE IN INTEREST RATE (BASIS POINTS)    IN NPV     IN NPV    RATIO    IN NPV     IN NPV    RATIO
--------------------------------------   --------   --------   -----   --------   --------   -----
                                                          (DOLLARS IN THOUSANDS)
+200...................................  $(6,015)     (13)%     9.71%  $(4,928)     (11)%    11.72%
+100...................................   (2,379)      (5)     10.46    (4,089)      (9)     12.57
--.....................................       --       --      10.91        --       --      13.01
(100)..................................      953        2      11.04     1,019        2      13.17
(200)..................................   (1,332)      (3)     10.42    (1,318)      (3)     13.40


     During the past few years interest rates have declined to historically low levels and as a result many of the Bank's deposits are priced within 100 basis points of a zero interest rate floor. As the March 31, 2004 table suggests, should overall rates and loan yields continue to decline, the Bank's inability to reduce rates below the zero floor could negatively impact Cornerstone's NPV and future earnings. The decline in NPV from prior periods is due to the increase in prepayments in our loan portfolio and extended duration of our Federal Home Loan Bank advances. Based upon the most recent movements in market interest rates, increases in commodity prices and the general level of economic activity, it appears that the greater risk for Cornerstone Bank within the next year would be an increase in interest rates rather than a decrease.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.


ITEM 4.  CONTROLS AND PROCEDURES


CONTROLS AND PROCEDURES

     Any control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that its objectives will be met. Furthermore, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

DISCLOSURE CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934

(Exchange Act)) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


                          PART II -- OTHER INFORMATION


ITEM 1 -- LEGAL PROCEEDINGS

     The Company and its subsidiary are involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of their business. While the ultimate outcome of pending proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing the Company, the Bank or its subsidiary in the proceedings, that the resolution of these proceedings should not have a material effect on the Company's consolidated financial position or results of operation.

ITEM 2 -- CHANGES IN SECURITIES AND USE OF PROCEEDS

     None

ITEM 3 -- DEFAULTS UPON SENIOR SECURITIES

     None

ITEM 4 -- SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     At the annual Meeting of shareholders on April 22, 2004, David L. Dillahunt, Chairman; John W. Raisbeck, President and Chief Executive Officer; and Howard V. Dodds were elected to three-year terms as directors. In addition, the shareholders ratified the appointment of Crowe, Chizek and Company LLC as auditors for the fiscal year ending December 31, 2004. Total shares voted amounted to 1,546,943, or 86.0% of the total outstanding shares of 1,799,788. Of the total shares voted, Mr. Dillahunt received 1,522,705, or 98.4%, with 24,238, or 1.6%, of the votes withheld; Mr. Raisbeck received 1,501,018, or 97.0%, with 45,925, or 3.0%, of the votes withheld; and Mr. Dodds received 1,522,305, or 98.4%, with 24,638, or 1.6%, of the votes withheld. The ratification of Crowe Chizek as auditors received 1,525,053 votes, or 98.6% of the total shares voted, with 14,688 votes, or 1.0% against, and 7,201 votes, or 0.4% abstaining.

ITEM 5 -- OTHER INFORMATION

     The Company entered into a definitive Agreement and Plan of Merger with Wesbanco, Inc. ("Wesbanco") of Wheeling, West Virginia on April 1, 2004. Under the terms of the Agreement and Plan of Merger, Wesbanco will exchange a combination of its common stock and cash for the Company's common stock. The Company's shareholders will be able to elect a fixed exchange ratio of 1.18 shares of Wesbanco common stock or $35.00 in cash subject to certain limitations including that 55% of the Company's outstanding shares be exchanged for Wesbanco common stock. Common stock received by the Company's shareholders is anticipated to qualify as a tax-free exchange. Based upon a per share value of $35.00, the transaction is valued at $65.2 million. The transaction, which is subject to regulatory and the Company's shareholder approvals, is expected to be completed in the fourth quarter of 2004.

ITEM 6 -- EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

31.1 Certification by the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 Certification by the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 Certifications by the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1  Western Ohio Corporation Nominating Committee Charter

     (b) Western Ohio Financial Corporation issued a report on Form 8-K, dated January 15, 2004, for a press release dated January 15, 2004 announcing the Company's financial results and earnings for the fourth quarter and full year 2004.

     (c) Western Ohio Financial Corporation issued a report on Form 8-K, dated January 16, 2004, correcting the dates in the earnings press release originally issued January 15, 2004.

     (d) Western Ohio Financial Corporation issued a report on Form 8-K, dated March 5, 2004, for a press release dated March 5, 2004, reissuing the earnings for fourth quarter and full year 2004 .

     (e) Western Ohio Financial Corporation issued a report on Form 8-K, dated April 22, 2004, for a press release announcing the payment of the next shareholder dividend.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         WESTERN OHIO FINANCIAL CORPORATION

                                                   (Registrant)


                                                 /s/ JOHN W. RAISBECK


                                          --------------------------------------


                                                     John W. Raisbeck

                                          President and Chief Executive Officer
                                              (Principal Executive Officer)


Date: May 15, 2004



                                                  /s/ ROBERT A. KUEHL

                                          --------------------------------------

                                                     Robert A. Kuehl

                                             Senior Vice President and Chief
                                                    Financial Officer
                                              (Principal Financial Officer)


Date: May 15, 2004

                                                                    EXHIBIT 31.1


                CERTIFICATIONS FOR QUARTERLY REPORT ON FORM 10-Q

I, John W. Raisbeck certify that:

     1) I have reviewed this quarterly report on Form 10-Q of Western Ohio Financial Corporation;

     2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:


          a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



          b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and



          c) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and


     5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


          a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and



          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



                                                 /s/ JOHN W. RAISBECK

                                          --------------------------------------
                                                     John W. Raisbeck

                                                 Chief Executive Officer



Date: May 15, 2004

                                                                    EXHIBIT 31.2


                CERTIFICATIONS FOR QUARTERLY REPORT ON FORM 10-Q

I, Robert A. Kuehl certify that:

     1) I have reviewed this quarterly report on Form 10-Q of Western Ohio Financial Corporation;

     2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4) The registrant's other certifying officer(s) and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:


          a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;



          b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and



          c) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and


     5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):


          a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and



          b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



                                                  /s/ ROBERT A. KUEHL

                                          --------------------------------------

                                                     Robert A. Kuehl,

                                                 Chief Financial Officer


Date: May 15, 2004

                                                                    EXHIBIT 32.1

                           CERTIFICATION PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report on Form 10-Q of Western Ohio Financial Corporation (the "Company") for the quarterly period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John W. Raisbeck, Chief Executive Officer of the Company, certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


                                                 /s/ JOHN W. RAISBECK

                                          --------------------------------------

                                                    John W. Raisbeck,

                                                 Chief Executive Officer


Date: May 15, 2004


     In connection with the Quarterly Report on Form 10-Q of Western Ohio Financial Corporation (the "Company") for the quarterly period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Kuehl, Chief Financial Officer of the Company, certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


                                                  /s/ ROBERT A. KUEHL

                                          --------------------------------------

                                                     Robert A. Kuehl,

                                                 Chief Financial Officer


Date: May 15, 2004


     This certification accompanies this Report pursuant to Section 906 of the Sarbanes Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

                                                                    EXHIBIT 99.1



                          NOMINATING COMMITTEE CHARTER


A. PURPOSE

     The purpose of the Nominating Committee (the "Committee") of Western Ohio Financial Corporation (the "Company") is to (a) identify individuals qualified to become members of the Board of Directors (the "Board"), consistent with criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for each annual meeting of stockholders, (b) oversee the evaluation of the Board and management, (c) recommend to the Board the directors that shall serve on each committee of the Board, and (d) take such other actions within the scope of this Charter (this "Charter") as the Committee deems necessary or appropriate.

B. COMPOSITION AND TERM OF OFFICE

     The Board shall designate annually three (3) or more of its members to constitute members of the Committee, each of whom shall serve for a term of one year. All members of the Committee shall be "independent," as required by applicable securities laws, rules and regulations, the rules of the NASDAQ Stock Market or of any securities exchange or market on which securities of the Company are listed, and any other applicable requirements. The Board will appoint the Chairperson of the Committee.

C. SCOPE OF POWERS AND FUNCTIONS

     The Committee shall have such powers and functions as may be assigned to it by the Board from time to time; however, such functions shall, at a minimum, include the following, as well as any functions as shall be required of nominating committees by applicable securities laws, rules and regulations, the rules of the NASDAQ Stock Market or of any securities exchange or market on which securities of the Company are listed, and any other applicable requirement:

          1. The Committee shall review, at least annually, the size and structure of the Board to assure that the proper skills and experience are represented on the Board. The composition of the Board shall include a majority of "independent" directors as required by applicable securities laws, rules and regulations, the rules of the NASDAQ Stock Market or of any securities exchange or market on which securities of the Company are listed, and any other applicable requirements.

          2. The Committee shall review and develop the Board's criteria for selecting new directors. Criteria that will be used in connection with evaluating and selecting new directors will include factors relating to whether the director candidate would meet the definition of "independent" specified in applicable securities laws, rules and regulations, the rules of the NASDAQ Stock Market or of any securities exchange or market on which securities of the Company are listed, and any other applicable requirement, as well as strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. The Company's policy is not to discriminate on the basis of race, gender or ethnicity and the Board is supportive of any qualified candidate who would also provide the Board with more diversity.

          3. The Committee shall consider candidates for election to the Board from any reasonable source, including stockholder recommendations, provided such nominees are recommended in accordance with the nominating procedures set forth in Company's By-Laws. The Committee shall not evaluate candidates differently based on who has made the recommendation.

          4. The Committee shall evaluate, propose and approve nominees for election to the Board, and consider and evaluate stockholder nominees for election to the Board.

          5. The Committee shall recommend to the Board nominees to fill vacancies on the Board. The Committee shall also consider matters relating to the retirement of Board members.

          6. The Committee shall review potential conflicts of prospective Board members.

          7. The Committee shall aid in attracting and maintaining a list of persons who may be potential directors.

          8. The Committee shall review the suitability of each Board member for continued service when his or her term expires and when he or she has a significant change in status.

          9. The Committee shall make recommendations to the Board as to the qualifications of members of the Board's committees, committee member appointment and removal, and committee reporting to the Board.

          10. The Committee shall take such steps as the Committee deems necessary or appropriate with respect to oversight and evaluation of the Board, management, and each Board committee.

          11. The Committee shall periodically review the compensation of the members of the Board for service as a director or member of any committee of the Board and make recommendations to the Board concerning the fixing of such compensation.

          12. The Committee shall have the authority, in fulfilling its responsibilities under this Charter, to obtain advice, reports or opinions from internal or external counsel and expert advisors, including director search firms and approve fees of such advisors.

          13. The Committee shall annually review and re-examine this Charter to make recommendations to the Board with respect to any proposed changes.

          14. The Committee shall perform such other functions which from time to time may be assigned by the Board of Directors.

D. MEETINGS

     The Committee shall meet at least once annually or more frequently, as circumstances dictate, upon the request of any member of the Committee and upon the notice provided for in the Company's By-Laws. Members of senior management or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary. The Chairperson of the Committee shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the Committee members prior to each meeting.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     WesBanco's Bylaws provide, and West Virginia law permits, the indemnification of directors and officers against certain liabilities. Officers and directors of WesBanco and its subsidiaries are indemnified generally against expenses reasonably incurred in connection with proceedings in which they are made parties by reason of their being or having been directors or offices of the corporation, except in relation to matters as to which a recovery may be obtained by reason of an officer or director having been finally adjudged derelict in such action or proceeding in the performance of his duties. Notwithstanding the general indemnification provisions, WesBanco's Bylaws prohibit certain indemnification payments to any "institution affiliated party" as that term is defined in 12 U.S.C. Section 1813(u). WesBanco does provide indemnity insurance to its officers and directors. Such insurance will not, however, indemnify officers or directors for willful misconduct or gross negligence in the performance of a duty to WesBanco.

I. Article VI of the Bylaws of WesBanco provides:

 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     SECTION 1. Each director and officer, whether or not then in office, shall be indemnified by the corporation against all costs and expenses reasonably incurred by and imposed upon him in connection with or resulting from any action, suit or proceeding, to which he may be made a party by reason of his being or having been a director or officer of the corporation, or of any other company which he served at the request of the corporation, except in relation to matters as to which a recovery shall be had against him by reason of his having been finally adjudged derelict in such action, suit or proceeding, in the performance of his duties as such director or officer, and the foregoing right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law.

     SECTION 2. Notwithstanding the provisions of Section 1 of this Article VI, an "institution-affiliated party" may not receive a "prohibited indemnification payment," which is defined as any payment or agreement to make a payment by the corporation to an institution-affiliated party to pay or reimburse such person for any liability or legal expenses in any administrative proceeding brought by the appropriate federal banking agency that results in a final order or settlement in which the institution- affiliated party is assessed a civil money penalty, is removed or prohibited from banking, or is required to cease an action or take any affirmative action, including making restitution, with respect to the corporation.

     SECTION 3. The corporation may purchase commercial insurance to cover certain costs that the corporation incurs under the indemnification provisions of Section 1 of this Article VI. Costs that may be covered include legal expenses and restitution that an individual may be ordered to make to the corporation. Such insurance may not, however, pay or reimburse an institution-affiliated party for any final judgment or civil money penalty assessed against such individual.

     SECTION 4. The corporation may make or agree to make a reasonable indemnification payment if all of the following conditions are met: (i) the corporation's board of directors determines in writing that the institution-affiliated party acted in good faith and the best interests of the corporation; (ii) the board of directors determines that the payment will not materially affect the corporation's safety and soundness; (iii) the payment does not fall within the definition of a prohibited indemnification payment; and (iv) the institution-affiliated party agrees in writing to reimburse the corporation, to the extent not covered by permissible insurance, for payments made in the event that the administrative action results in a final order or settlement in which the institution-affiliated party is assessed a civil money penalty, is removed or prohibited from banking, or is required, under a final order, to cease an action or take any affirmative action.

II. W. Va. Code Section 31D-8-851 through Section 31D-8-856 provide:

 SECTION 31D-8-851.  PERMISSIBLE INDEMNIFICATION.

     (a) Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he or she is a director against liability incurred in the proceeding if:

          (1) (A) He or she conducted himself or herself in good faith; and

             (B) He or she reasonably believed: (i) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation; and (ii) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

             (C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or

          (2) He or she engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by subdivision (5), subsection (b), section two hundred two, article two of this chapter.

     (b) A director's conduct with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subparagraph (ii), paragraph (B), subdivision (1), subsection (a) of this section.

     (c) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not determinative that the director did not meet the relevant standard of conduct described in this section.

     (d) Unless ordered by a court under subdivision (3), subsection (a), section eight hundred fifty-four of this article, a corporation may not indemnify a director:

          (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (a) of this section; or

          (2) In connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled, whether or not involving action in his or her official capacity.

 SECTION 31D-8-852.  MANDATORY INDEMNIFICATION.

     A corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

 SECTION 31D-8-853.  ADVANCE FOR EXPENSES.

     (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he or she is a director if he or she delivers to the corporation:

          (1) A written affirmation of his or her good faith belief that he or she has met the relevant standard of conduct described in section eight hundred fifty-one of this article or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by subdivision (4), subsection (b), section two hundred two, article two of this chapter; and

          (2) His or her written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification under section eight hundred fifty-two of this article and it is ultimately determined under section eight hundred fifty-four or eight hundred fifty-five of this article that he or she has not met the relevant standard of conduct described in section eight hundred fifty-one of this article.

     (b) The undertaking required by subdivision (2), subsection (a) of this section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

     (c) Authorizations under this section are to be made:

          (1) By the board of directors:

             (A) If there are two or more disinterested directors, by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote; or

             (B) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection
        (c), section eight hundred twenty-four of this article in which authorization directors who do not qualify as disinterested directors may participate; or

          (2) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization; or

          (3) By special legal counsel selected in a manner in accordance with subdivision (2), subsection (b), section eight hundred fifty-five of this article.

 SECTION 31D-8-854. CIRCUIT COURT-ORDERED INDEMNIFICATION AND ADVANCE FOR EXPENSES.

     (a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or an advance for expenses to the circuit court conducting the proceeding or to another circuit court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the circuit court shall:

          (1) Order indemnification if the circuit court determines that the director is entitled to mandatory indemnification under section eight hundred fifty-two of this article;

          (2) Order indemnification or advance for expenses if the circuit court determines that the director is entitled to indemnification or advance for expenses pursuant to a provision authorized by subsection (a), section eight hundred fifty-eight of this article; or

          (3) Order indemnification or advance for expenses if the circuit court determines, in view of all the relevant circumstances, that it is fair and reasonable:

             (A) To indemnify the director; or

             (B) To advance expenses to the director, even if he or she has not met the relevant standard of conduct set forth in subsection (a), section eight hundred fifty-one of this article, failed to comply with section eight hundred fifty-three of this article or was adjudged liable in a proceeding referred to in subdivision (1) or (2), subsection (d), section eight hundred fifty-one of this article, but if he or she was adjudged so liable his or her indemnification is to be limited to reasonable expenses incurred in connection with the proceeding.

     (b) If the circuit court determines that the director is entitled to indemnification under subdivision (1), subsection (a) of this section or to indemnification or advance for expenses under subdivision (2) of said subsection, it shall also order the corporation to pay the director's reasonable expenses incurred in connection with obtaining circuit court-ordered indemnification or advance for expenses. If the circuit court determines that the director is entitled to indemnification or advance for expenses under subdivision (3) of said subsection, it may also order the corporation to pay the director's reasonable expenses to obtain circuit court-ordered indemnification or advance for expenses.

 SECTION 31D-8-855.  DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION.

     (a) A corporation may not indemnify a director under section eight hundred fifty-one of this article unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he or she has met the relevant standard of conduct set forth in section eight hundred fifty-one of this article.

     (b) The determination is to be made:

          (1) If there are two or more disinterested directors, by the board of directors by a majority vote of all the disinterested directors, a majority of whom constitute a quorum for this purpose, or by a majority of the members of a committee of two or more disinterested directors appointed by a vote;

          (2) By special legal counsel:

             (A) Selected in the manner prescribed in subdivision (1) of this subsection; or

             (B) If there are fewer than two disinterested directors, selected by the board of directors in which selection directors who do not qualify as disinterested directors may participate; or

          (3) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

     (c) Authorization of indemnification is to be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification is to be made by those entitled under paragraph (B), subdivision (2), subsection (b) of this section to select special legal counsel.

 SECTION 31D-8-856.  INDEMNIFICATION OF OFFICERS.

     (a) A corporation may indemnify and advance expenses under this part to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation:

          (1) To the same extent as a director; and

          (2) If he or she is an officer but not a director, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract except for:

             (A) Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding; or

             (B) Liability arising out of conduct that constitutes:

                (i) Receipt by him or her of a financial benefit to which he or she is not entitled;

                (ii) An intentional infliction of harm on the corporation or the shareholders; or

                (iii) An intentional violation of criminal law.

     (b) The provisions of subdivision (2), subsection (a) of this section apply to an officer who is also a director if the basis on which he or she is made a party to the proceeding is an act or omission solely as an officer.

     (c) An officer of a corporation who is not a director is entitled to mandatory indemnification under section eight hundred fifty-two of this article and may apply to a court under section eight hundred fifty-four of this article for indemnification or an advance for expenses in each case to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.

     Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors' and officers' liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in
Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. sec.1818(b)).

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:


EXHIBIT                              TITLE
-------                              -----
  2.1     Agreement and Plan of Merger dated as of April 1, 2004 by
          and between WesBanco, Inc., WOFC, Inc., and Western Ohio
          Financial Corporation, (incorporated by reference to Annex A of the proxy statement/prospectus included in this
          Registration Statement)
  2.2     First Amendment to Agreement and Plan of Merger dated as of
          July 13, 2004 among WesBanco, Inc., WOFC, Inc., and Western
          Ohio Financial Corporation, (incorporated by reference to
          Annex A of the proxy statement/prospectus included in this
          Registration Statement)
  5.1     Opinion of Phillips, Gardill, Kaiser & Altmeyer, PLLC as to
          the legality of the shares of common stock registered hereby
          (previously filed)
  8.1     Form of Opinion of Kirkpatrick & Lockhart LLP as to certain tax matters (filed herewith)
  8.2     Form of Opinion of Katten Muchin Zavis Rosenman as to
          certain tax matters (filed herewith)
 10.1     Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and Robert P.
          Brezing (previously filed)
 10.2     Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and Robert P. Brezing (previously
          filed)
 10.3     Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and Philip R.
          Teusink (previously filed)
 10.4     Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and Philip R. Teusink (previously
          filed)
 10.5     Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and William E.
          Whitmoyer (previously filed)
 10.6     Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and William E. Whitmoyer (previously
          filed)
 10.7     Employment, Consulting and Non-Competition Agreement dated
          April 1, 2004 by and between WesBanco, Inc. and John W.
          Raisbeck (previously filed)
 13.1     Western Ohio Financial Corporation's Annual Report on Form
          10-K for the year ended December 31, 2003 (No. 0-24120), is incorporated herein by reference
 13.2     Western Ohio Financial Corporation's Quarterly Report on
          Form 10-Q for the quarter ended March 31, 2004 (No.
          0-24120), is incorporated herein by reference
 23.1     Consent of Ernst & Young LLP (filed herewith)
 23.2     Consent of Crowe Chizek and Company LLC (filed herewith)
 23.3     Consent of Phillips, Gardill, Kaiser & Altmeyer, PLLC
          (included in Exhibit 5.1)
 23.4     Consent of Kirkpatrick & Lockhart LLP (included in Exhibit
          8.1)
 23.5     Consent of Katten Muchin Zavis Rosenman (included in Exhibit
          8.2)
 23.6     Consent of Friedman Billings Ramsey & Co., Inc. (filed
          herewith)
 24.1     Power of Attorney (previously filed)
 99.1     Form of Proxy for Special Meeting of Western Ohio Financial
          Corporation Stockholders (previously filed)

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows:

     (a) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (f) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (g) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheeling, State of West Virginia, on July 12, 2004.


                                          WESBANCO, INC.

                                          By:      /s/ PAUL M. LIMBERT
                                            ------------------------------------
                                                      Paul M. Limbert
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                      TITLE                       DATE
                   ---------                                      -----                       ----

                                                                Director
 ---------------------------------------------
               James E. Altmeyer


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                  Ray A, Byrd


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
             R. Peterson Chalfant


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                John H. Cheffy


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
             Christopher V. Criss


                                                                Director
 ---------------------------------------------
               James D. Entress


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
             Abigail M. Feinknopf


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
               Ernest S. Fragale


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
               Edward M. George


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                Vaughn L. Kiger


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
              Robert E. Kirkbride

                   SIGNATURE                                      TITLE                       DATE
                   ---------                                      -----                       ----


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                John W. Kepner


              /s/ PAUL M. LIMBERT                 President, Chief Executive Officer &    July 12, 2004
 ---------------------------------------------                  Director
                Paul M. Limbert                       (Principal Executive Officer)


                                                                Director
 ---------------------------------------------
                Jay T. McCamic


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                 Joan C. Stamp


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
               Carter W. Strauss


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                Reed J. Tanner


                       *                                        Director                  July 12, 2004
 ---------------------------------------------
                Robert K. Tebay


              /s/ ROBERT H. YOUNG                      Executive Vice President &         July 12, 2004
 ---------------------------------------------           Chief Financial Officer
                Robert H. Young                    (Principal Financial and Accounting
                                                                Officer)



*By: /s/ Paul M. Limbert

     ---------------------------------------------------------

     Paul M. Limbert, as Attorney-in-Fact,


     pursuant to Powers of Attorney previously filed

                                 EXHIBIT INDEX


EXHIBIT                              TITLE
-------                              -----
 2.1      Agreement and Plan of Merger dated as of April 1, 2004 by
          and between WesBanco, Inc., WOFC, Inc., and Western Ohio
          Financial Corporation, (incorporated by reference to Annex A of the proxy statement/prospectus included in this
          Registration Statement).
 2.2      First Amendment to Agreement and Plan of Merger dated as of
          July 13, 2004 among WesBanco, Inc., WOFC, Inc., and Western
          Ohio Financial Corporation, (incorporated by reference to
          Annex A of the proxy statement/prospectus included in this
          Registration Statement)
 5.1      Opinion of Phillips, Gardill, Kaiser & Altmeyer, PLLC as to
          the legality of the shares of common stock registered hereby
          (previously filed).
 8.1      Form of Opinion of Kirkpatrick & Lockhart LLP as to certain tax matters (filed herewith).
 8.2      Form of Opinion of Katten Muchin Zavis Rosenman as to
          certain tax matters (filed herewith).
10.1      Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and Robert P.
          Brezing (previously filed).
10.2      Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and Robert P. Brezing (previously
          filed).
10.3      Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and Philip R.
          Teusink (previously filed).
10.4      Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and Philip R. Teusink (previously
          filed).
10.5      Non-competition and Confidentiality Agreement dated April 1,
          2004 by and between WesBanco Bank, Inc., and William E.
          Whitmoyer (previously filed).
10.6      Agreement dated April 1, 2004 by and between WesBanco Bank,
          Inc., WesBanco, Inc. and William E. Whitmoyer (previously
          filed).
10.7      Employment, Consulting and Non-Competition Agreement dated
          April 1, 2004 by and between WesBanco, Inc. and John W.
          Raisbeck (previously filed).
13.1      Western Ohio Financial Corporation's Annual Report on Form
          10-K for the year ended December 31, 2003 (No. 0-24120), is incorporated herein by reference.
13.2      Western Ohio Financial Corporation's Quarterly Report on
          Form 10-Q for the quarter ended March 31, 2004 (No.
          0-24120), is incorporated herein by reference.
23.1      Consent of Ernst & Young LLP (filed herewith).
23.2      Consent of Crowe Chizek and Company LLC (filed herewith).
23.3      Consent of Phillips, Gardill, Kaiser & Altmeyer, PLLC
          (included in Exhibit 5.1).
23.4      Consent of Kirkpatrick & Lockhart LLP (included in Exhibit
          8.1).
23.5      Consent of Katten Muchin Zavis Rosenman (included in Exhibit
          8.2).
23.6      Consent of Friedman Billings Ramsey & Co., Inc. (filed
          herewith).
24.1      Power of Attorney (previously filed).
99.1      Form of Proxy for Special Meeting of Western Ohio Financial
          Corporation Stockholders (previously filed).